Exhibit 99.1

My Fellow Shareholders,

During 2015, we continued to make solid progress at Gazit-Globe and I’m pleased to announce another year of positive developments on many fronts across our worldwide platform. We have remained firmly committed to our focus on building and maintaining a portfolio of high-quality, supermarket-anchored shopping centers in strong metropolitan centers in North America, Europe, Brazil and Israel.

Moreover, 2015 was a year marked by noteworthy changes for the Group with the appointment of both a new CEO, Rachel Lavine, and a new CFO, Adi Jemini, along with a healthy influx of new talent they have recruited. Both Rachel and Adi have been closely associated with Gazit-Globe and its subsidiaries for many years, so they were already well-known and highly regarded when they took up their new positions. Yet their arrival has infused the Group with fresh thinking about how to best advance its long-term strategy and thus improve future shareholder returns.

The strong operational performance and quality of our underlying assets were reflected in the Group’s financial results, where we recorded another year of solid growth, with rental income rising by 25% and NOI by 26%, increases that were driven largely by the Sektor Gruppen acquisition in Norway and the consolidation of Atrium’s financial reports. Total FFO grew 5% to NIS 627 million ($US 156 million) with an increase in FFO per share from NIS 3.39 to NIS 3.51 per share. On a constant currency basis and excluding the effect of exchange rate fluctuations, the FFO for 2015 increased by 17% and FFO per share increased by 15%.

However, the strengthening of the Israeli shekel (NIS), our reporting currency, led to a decrease of around NIS 6.6 in equity per share over the course of the year. This means that much of this positive growth is not reflected in our NIS per-share metrics. Our strategic efforts to hedge currency fluctuations in a responsible, sustainable long-term manner have mitigated some of the effect, which could have been more significant.

Our liquidity remains high at NIS 10.4 billion ($US 2.7 billion) at the Group level, and NIS 3.0 billion ($US 0.8 billion) at the Company level, while our leverage was almost unchanged at 51.3% on a consolidated basis. An important component of the Group’s strategy is to attain a high international credit rating and in this respect, we were pleased that Citycon recently received an upgrade from Moody’s to Baa1, following the Sektor acquisition. On the Gazit-Globe level, one of our main goals in the coming years is to attain an international investment-grade credit rating.

We continue to be enthusiastic about the prospects of our shopping centers, which benefit from customer footfall driven by demand for daily necessities and leisure activities in the 30 or so largest cities in the core geographies where we operate. We believe these properties are and will continue to be essential destinations for the communities they serve, particularly in the current environment where global consumer habits are rapidly evolving.

In pursuit of this strategy, in 2015 we invested some NIS 9.3 billion ($US 2.4 billion) in acquisitions, both indirectly and directly, adding 28 new assets and almost half-a-million square meters to our portfolio. The most significant transaction was the game-changing purchase by our Citycon Oyj subsidiary of Sektor Gruppen, Norway’s second largest retail real estate company, for almost €1.5 billion.

This was a transformational deal for Citycon, not just because it is now the largest publicly listed shopping center company in the Nordic region, but also because the acquisition led to a huge increase in consumer recognition and the ability to attract and retain top-tier tenants. More importantly, it brought into the Group a portfolio of 20 high-quality shopping centers located mainly in the capital city, Oslo, one of the fastest-growing cities in Europe. Looking ahead, 2016 will be a year of integration and consolidation for Citycon, as we begin to deliver on planned synergies in administrative expenses and financing, as well as operations, through our enlarged operating platform.

Elsewhere in Europe, we increased our ownership of Atrium European Real Estate to 55% and assumed full control by acquiring Apollo’s 14% stake in the company. Atrium is the leading owner and manager of shopping centers in Central and Eastern Europe, a position that was further strengthened by its c.€162 million acquisition in July of Arkády Pankrác, in the Czech Republic, which is connected to a metro station and is one of the largest and most successful shopping centers in Prague. Atrium also continued to make solid progress throughout the year in repositioning its portfolio to the strongest economies in the CEE region. As a result, Russia, where the ongoing recession has negatively impacted the portfolio in that country, now accounts for less than 3% of Gazit’s assets.

In Brazil, we were also very active in growing our portfolio through the acquisition of two prime shopping centers in downtown Sao Paulo (Shopping Light and Mais Shopping) for US$120 million in total. This reflects our strategy of focusing on Brazil’s largest and most prosperous city, which we believe offers the best long-term investment prospects.

While Brazil is currently facing a number of well-publicized macroeconomic challenges, we believe it has exceptionally strong underlying investment fundamentals and offers a compelling opportunity to create value. This is due to a huge undersupply of high-quality urban shopping centers coupled with robust population growth of approximately 2 million people a year. We believe that when the market does recover, it will be very difficult – and certainly more expensive – to acquire assets of similarly high quality.

Despite the challenging economic environment, the scarcity of high-quality assets for sale in Brazil led to our decision to acquire a 5% stake in the country’s largest shopping center owner, BR Malls, a Bovespa-listed company. In February, we seized on this rare opportunity to acquire a stake in a high-quality company at a share price which, due to external factors, was at a five-year low and significantly below the company’s net asset value (NAV). This demonstrates the agile nature of our approach and our ability to react quickly and with conviction to event-driven investment opportunities in our asset class.

In North America, a standout transaction was Equity One’s acquisition of an US$85 million mixed-use property in Cambridge, Massachusetts, where we now have a very exciting and transformational redevelopment opportunity.

We are actively pursuing our goal of building an upgraded global portfolio of prime retail assets in urban markets, employing a three-pronged strategy of making well-considered acquisitions, improving ongoing asset management to develop and/or expand our existing assets, and divesting non-core assets.

During 2015 and continuing into this year, we agreed or concluded some NIS 1.6 billion (US$0.4 billion) of disposals, including Atrium’s €185 million sale of smaller-format assets in the Czech Republic and around €148 million of divestments by Citycon in the Nordic region.

We recognize the vital importance of continually upgrading and reworking our existing shopping centers to ensure that they remain dominant destinations of choice and continue to serve the needs of their local communities. During 2015, we invested a total of more than NIS 1.9 billion (US$0.5 billion) in upgrading our existing global portfolio through initiatives such as Atrium’s opening of a large extension in Torun, Poland, and its excellent progress on the first phase of an extension to its flagship Atrium Promenada shopping center in Warsaw, which was completed in March 2016.

In North America, First Capital pushed forward with the redevelopment and extension of Yorkville Village in Toronto, while our U.S. subsidiary, Equity One, has drawn up a 10-year plan for a US$1 billion redevelopment program across multiple assets. A superb example of what we can achieve in this respect can be found at our recently completed new downtown flagship store for Barneys New York, located at 101 Seventh Avenue. We oversaw the transformation of this asset from start to finish, beginning with the acquisition, through to a thoughtful redevelopment and, ultimately, the signing of a new rental agreement at significantly improved levels with a top-tier and globally recognized retail brand. This project has generated extremely compelling shareholder returns, as well as widespread positive media coverage.

At year end, Gazit-Globe controlled or managed, either directly or indirectly, a US$20.6 billion portfolio comprising 451 assets, mainly shopping centers, in more than 20 countries, with over 6.6 million square meters of gross leasable area (GLA). To illustrate the progress made in repositioning our portfolio for the future, 44 of our assets are now valued in excess of US$100 million each, representing 39% of our portfolio, as opposed to eight years ago when we had only 10 such assets, representing 17% of the overall portfolio.

Comparing this to the Company’s humble origins some 25 years ago, when we acquired our first property, a retail strip-mall in Miami, I find it hard to believe not only how far we have come since then, but how much retail and consumer behavior has changed with the relentless growth of e-commerce. The increase of online shopping has dramatically altered the retail environment around the world and will certainly continue to do so.

However, what has not changed at all is the age-old adage of “location, location, location,” which today remains as important as ever. Thus, somewhat ironically, we are now seeing e-commerce brands moving into or using existing fixed store locations to grow their businesses. This trend confirms my firm belief in the positive long-term prospects for our asset class, especially as we continue to expand the leisure components of our shopping centers, creating must-go destinations that significantly drive up footfall.

So, while multi-channel retail is undoubtedly here to stay, we are equally confident that retail formats will continue to evolve quickly. This makes it imperative for us to anticipate future developments and respond expediently and appropriately, so we can ensure that our assets evolve at the same rate, or preferably, even faster.

As I mentioned in my opening remarks, the recent management changes have given us all a fresh perspective on Gazit-Globe’s strategy. We believe that the value and quality of our underlying assets, together with the proven ability of our management team to generate sustainable income and attractive shareholder returns over the long term, is not currently reflected in Gazit-Globe’s share price, which presently stands at a big discount to its underlying net asset value.

This is a cause for concern for me, as Chairman, together with the rest of the board and, of course, the management. We see share-price performance over the medium and long term as a very important measure of success and during the past few years, Gazit-Globe’s shares have underperformed the EPRA global index.

Some of this may be attributed to the performance in and/or concerns about our exposure to several markets that are experiencing macroeconomic challenges, such as Brazil, Russia and Finland, although in reality our exposure to these markets is very limited. In fact, some 79% of our portfolio is located in countries with an investment-grade rating of A+ or above.

However, from our ongoing dialogue with our own shareholders and the wider investment community, we believe that the primary driver for this underperformance is the complex structure of the business itself and its investment through publicly listed subsidiaries, as well as our unsuccessful investment in Dori Construction from which we divested in early 2016.

This stands in contrast to the Group’s more limited exposure to direct real estate, an avenue that is preferred by investors, because the route from the key drivers of rental income, development profits, valuation gains and asset performance on the one hand, to dividends and total shareholder returns on the other hand, is simpler to follow.

We are currently conducting an in-depth strategic review to determine how we can rectify this situation. The overarching message is that the Group firmly intends to see Gazit-Globe revert to its roots, meaning that direct investments in real estate assets will be the clear priority together with a gradual simplification of the Group’s structure. The fact is that we are, in our very DNA, a property company. That’s how we started and that’s how we prospered over the years.

To this end, we believe that a key catalyst to unlocking Gazit-Globe’s latent shareholder value is to return, over time, to being a real estate “PropCo” rather than a “HoldCo.”

We have already identified a number of initiatives that we intend to implement in the short term in order to facilitate this process, the first of which was the recently announced halt to our efforts to dispose of the Gazit-Globe Israel portfolio.

As I have already noted, another key element of this strategy will be to continue expanding our directly owned portfolio of prime and ideally, dominant, assets in growing urban locations, while maintaining our focus on countries with a high degree of political stability coupled with a favorable long-term economic outlook.

We will also seek to leverage our extensive experience as a global leader in shopping center management to generate an additional income stream for the Group in the form of asset and property management fees. These might be generated via the Group teaming up with international investors to manage their existing property or portfolio on their behalf, and/or as a result of Gazit-Globe entering into new joint ventures with such institutions to acquire assets or platforms in a similar vein to our partnerships with global investors.

Like all international investors, we are not immune to the vagaries of macroeconomic events and, going into 2016, we will continue to monitor, and when necessary, adapt to a number of global phenomena. The price of oil continues to impact economies around the world and, while this sometimes can be negative, as is the case for, say, Russia or Norway, the opposite is also true in many other countries like Sweden and Poland. Since the net result of lower fuel costs is more disposable income for the consumer, this can be extremely positive for the retail real estate market. Even in countries like Norway, cities like Oslo are net importers of oil and therefore are the beneficiaries of lower oil prices.

Overall, our strategy of “future-proofing” our assets and rebalancing our portfolio to focus on the most dominant shopping centers in large, prosperous metropolises in our target markets is bearing fruit. This, when coupled with our goal of streamlining the Company’s structure, gives me tremendous confidence in Gazit-Globe’s continued ability to create and deliver shareholder value.

Finally, I would like to take this opportunity to warmly thank all of our hard-working management and staff throughout the Group for their continued dedication and commitment to excellence during the year, and to our shareholders and all other stakeholders for their continued trust and confidence in our management team’s ability to create sustainable value.

Yours truly,

Chaim Katzman

Chairman of the Board

PERIODIC REPORT FOR 2015

Chapter A	–	Description of the Company's Business	10

Chapter B	–	Directors' Report on the State of the Company's Affairs	110

Chapter C	–	Consolidated Financial Statements as of December 31, 2015	188

Chapter D	–	Pro Forma Financial Statements as of December 31, 2015	304

Chapter E	–	Additional Details Regarding the Company (Including a Corporate Governance Questionnaire)	316

Chapter F	–	Separate Financial Statements as of December 31, 2015	375

Chapter G	–	Annual Report on the Effectiveness of Internal Control over Financial Reporting and the Disclosure	399

CHAPTER A – DESCRIPTION OF THE COMPANY'S BUSINESS – TABLE OF CONTENTS

Section		Page

1	The Company’s activities and its business development	10

2	Investments in the Company’s capital and transactions in its shares in the last two years	13

3	Dividend distributions in the last two years	13

4	Financial information concerning the Company’s fields of operation	14

5	General environment and the effect of external factors on the Company’s operations	17

6	Acquisition, development and operation of shopping centers in the United States	18

7	Acquisition, development and operation of shopping centers in Canada	34

8	Acquisition, development and operation of shopping centers in Northern Europe	46

9	Acquisition, development and operation of shopping centers in Central and Eastern Europe	58

10	Development and construction of residential projects	69

11	Supplementary activities of the Company that do not comprise a separate segment	71

12	Required adjustments at the Group level	81

13-29	Issues relevant to all fields of operation of the Group	82

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD

PERIODIC REPORT DESCRIBING THE COMPANY'S BUSINESS

The Company's operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company's business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1.	Gazit-Globe Group - General

Gazit-Globe Ltd. (the “Company"), through its affiliates1, public and private companies (collectively: the “Group”), is engaged in the acquisition, development and management supermarket-anchored shopping centers in more than 20 countries worldwide, and focuses on urban growth markets. In addition, the Group works to identify and realize business opportunities by way of acquisition of shopping centers and/or companies operating in its sector (including with partners), in the regions in which it operates and in other regions.

The Group's activity includes several fields of operation as follows

:

A.	Acquisition, development and management of shopping centers in the United States – activity carried out through the subsidiary Equity One Inc. ("EQY").
B.	Acquisition, development and management of shopping centers in Canada – activity carried out through the subsidiary First Capital Realty Inc. ("FCR").
C.	Acquisition, development and management of shopping centers in Northern Europe – activity carried out through the subsidiary Citycon Oyj ("CTY").
D.	Acquisition, development and management of shopping centers in Central and Eastern Europe – activity carried out through Atrium European Real Estate Limited ("ATR").[2]

The Company has additional activities that do not separately meet the threshold of a field of operation – these activities include the acquisition, development and management of income-producing properties, mainly supermarket-anchored shopping centers in Israel, Brazil and Germany. For details, refer to section 11 below. In addition, until January 2016, the Company was engaged in the development and construction of residential projects through the subsidiary, U. Dori Group Ltd. ("Dori Group").

The Group will be described below according to the fields of operation specified in sections A to D above as well as the additional operations specified above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation (namely fields A to D above) will be presented according to the principal geographic regions in which the activity in each field is focused and the main use of the properties is exclusively commercial.

1.2.	The Company was incorporated in May 1982 and issued its first prospectus on the Tel Aviv Stock Exchange Ltd. (the "Tel Aviv Stock Exchange") in January 1983.

In December 2011, the Company initially issued a prospectus for the issuance and listing of its shares on the New York Stock Exchange (NYSE), and in October 2013, the Company completed the listing of its shares on the Toronto Stock Exchange (TSX) (the "New York Stock Exchange" and the "Toronto Stock Exchange", respectively), and its shares are since listed on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, under the ticker symbol "GZT".

[1]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.
[2]	As from January 2015, the Company is the sole controlling shareholder of ATR, and as of its financial statements for the first quarter of 2015 the Company consolidates ATR's financial statements (prior to said date, ATR was a jointly controlled company that was presented by the equity method). For additional details regarding the said share acquisition, refer to Note 29c(2) to the financial statements.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

1.3.	As of December 31, 2015, the Group owns and operates 451 properties with a Gross Leasable Area (“GLA”) of 6.6 million square meters. These properties comprise 441 shopping centers of different sizes, 6 shopping centers under development and 10 other properties. These properties are recorded in the Company's books at their fair value of NIS 74.0 billion (NIS 80.2 -billion assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group). These properties generate gross annual rental income (calculated according to the properties owned and to the currency exchange rates as of December 31, 2015) of NIS 6.2 billion (NIS 6.6 billion assuming consolidation of jointly controlled companies that are presented according to the equity method and inclusion of all rental income from properties managed by the Group) from close to 15 thousand lease agreements. The Company estimates that it is one of the world’s largest operators and developers of supermarket-anchored shopping centers.

1.4.	The majority of the Company's properties are neighborhood and regional shopping centers, located in urban areas, that are leased mainly to supermarket and other retail chains (in addition, the Company owns real estate for future development)[3]. As of December 31, 2015, the Company does not have a principal tenant[4], and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Loblaw Companies Limited, a food and pharma chain in Canada the income from which represented 3.4% of the Group's rental income in 2015 (in 2014 – 4.4%).

1.5.	Following is description of the Company's business in the different territories in which it operates:

United States - In the United States, the Group operates since 1992, through EQY, a public company listed on the New York Stock Exchange that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores. As of December 31, 2015, the Company owns 38.4% of EQY's share capital.

In addition, until August 2015, the Group operated in the United States through ProMed Properties Inc. (100%) ("ProMed") in the medical office buildings sector.In the reporting period, the Group completed the sale of the assets of ProMed, as described in section 11.3 below.

Canada - the Group operates in Canada since 1997, and since 2000 it operates there through FCR, a public company listed on the Toronto Stock Exchange, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, and is one of the largest companies in Canada in this sector. As of December 31, 2015, the Company owns 42.2% of FCR's share capital (for details regarding the sale of FCR's shares after the date of the report, refer to section 7.1 to the report).

Northern Europe - In Northern Europe, the Group operates, since 2004, through CTY, a public company whose shares are listed on the Helsinki Stock Exchange (OMX) in Finland. CTY is the owner, operator and developer of income-producing properties, mainly shopping centers and other retail properties of different sizes, primarily in Finland, as a market leader in its sector, in Sweden and Estonia and, commencing in July 2015, also in Norway. As of December 31, 2015, the Company owns 43.4% of CTY's share capital. For the shareholders' agreement between the Company and CPP Investment Board European Holdings S.ar, a wholly-owned subsidiary of Canada Pension Plan Investment Board ("CPPIBEH"), refer to section 23.5 below.

Central and Eastern Europe - Since 2008, the Group operates in Central and Eastern Europe through ATR, which is listed on the Vienna Stock Exchange (VSE) in Austria and on the NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly supermarket-anchored shopping centers of different sizes and other retail properties, primarily in Poland, the Czech Republic, Slovakia and Russia. As of December 31,  2015, the Company owns 54.9% of ATR's share capital (as mentioned in footnote 2 above, in January 2015 the Company became the sole controlling shareholder in ATR). For details regarding the agreement between the Company and ATR, refer to section 23.4 below.

3 The Group owns unutilized construction rights in income-producing properties (which are not comprised of land), of a volume that is not material to the Company.

4 As this term is defined in the draft Securities Regulations (Details, Structure and Form of a Prospectus), 1969, published in December 2013, which anchor the disclosure guideline on investment property activity (as published by the Israel Securities Authority in January 2011) in the above – mentioned regulations.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

Germany - Since 2006, the Group operates in the shopping centers sector in Germany through a wholly-owned subsidiaries ("Gazit Germany"). As part of the Company's strategy, it continues to pursue opportunities to maximize the value of the remaining properties in Germany.

Brazil - Since 2007, the Group operates in the shopping centers sector in Brazil through a wholly-owned subsidiary ("Gazit Brazil"), which operates primarily in São Paulo.

Israel - Since 2005, the Group has been operating in Israel through Gazit-Globe (Israel) Development Ltd. ("Gazit Development"), which engages in the acquisition, development and operation of shopping centers, mainly in Israel but also in Bulgaria and Macedonia. As of December 31, 2015, the Company owned 84.7% (75% on a fully diluted basis) of Gazit Development's share capital. For details regarding an agreement between the Company and Gazit Development's CEO, Ronen Ashkenazi, who owns the remainder of Gazit Development's shares, regarding their interests in Gazit Development, refer to section 11.1 below.

Furthermore, until January 2016, Gazit Development owned U. Dori Group, a public company listed on the Tel Aviv Stock Exchange that engages (including through U. Dori Construction Ltd.) in the initiation and construction of residential projects. As of December 31, 2015, Gazit Development owned 84.9% of the share capital of Dori Group. For details regarding the investment of Gazit Development in Dori Group in the reporting period and the sale of the full holdings of Gazit Development in Dori Group subsequent to the reporting period, refer to section 10 below.

1.6.	Group structure

For a description of the structure of the principal companies in the Group as of December 31, 2015, refer to section 1.6 of the Directors Report.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

2.	Investments in the Company’s capital and transactions in its shares in the last two years

2.1.	On September 28, 2014, the Company issued 2,400,000 ordinary shares at a price per share of U.S.$ 13.25 per share and at a total consideration of U.S.$ 31.8 million (NIS 118 million), as well as 4,800,000 non-tradable options for no consideration that are exercisable into shares of the Company, in a private placement to a qualified investor unrelated to the Company (1,700,000 shares and 3,400,000 options) and to a wholly-owned subsidiary of Norstar Holdings Inc. ("Norstar"), the Company's controlling shareholder (700,000 shares and 1,400,000 options). The options were not exercised until their expiry on December 29, 2014.

2.2.	On December 31, 2015, the Company issued to the public 17,018,270 ordinary shares at a price per share of NIS 35.5, for a total gross consideration of NIS 604 million, according to a shelf offer report published by the Company under its shelf prospectus. As part of the issuance, a subsidiary of Norstar acquired 8,500,000 shares for a total consideration of NIS 294 million.

2.1.	For details regarding a plan for the repurchase of Company shares that was adopted by the Company after the reporting period, see section 3.8 of the Directors' Report.

3.	Dividend distributions in the last two years

The following table presents consolidated data regarding the dividends distributed by the Company to its shareholders from January 1, 2014 until immediately prior to the publication date of this report:

Date of distribution	Amount (NIS in thousands)
April 23, 2014	79,147 (NIS 0.45 per share)
July 8, 2014	79,190 (NIS 0.45 per share)
October 1, 2014	79,190 (NIS 0.45 per share)
December 29, 2014	80,279 (NIS 0.45 per share)
April 14, 2015	82,076 (NIS 0.46 per share)
July 6, 2015	82,076 (NIS 0.46 per share)
October 14, 2015	82,078 (NIS 0.46 per share)
December 29, 2015	82,049 (NIS 0.46 per share)

The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2015, amounted to NIS 5,207 million.

No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to financial entities and to its debenture holders.

For details regarding the dividend distribution policy adopted by the Company’s Board of Directors, as updated in March 2016, refer to section 3.3 of the Directors' Report.

On March 30, 2016, the Company's Board of Directors approved the distribution of dividend in the amount of NIS 0.46 per share and in a total amount of NIS 90 million.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company's fields of operation (in NIS millions), based on Note 39 to the financial statements – Operating Segments Reporting.

For the year ended December 31, 2015

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and perform- ance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,400	2,001	1,421	1,192	1,153	344	(208)	7,303

Field of operation rental income rate	19%	27%	19%	16%	16%	5%	(2)%	100%

Field of operation costs	841	867	667	560	1,302	181	(595)	3,823

Operating profit attributable to the Company's equity holders	237	484	324	342	(108)	145	(220)	1,204

Operating profit attributable to non-controlling interests	322	650	430	290	(42)	19	607	2,276

Total assets attributable to the field of operation	12,253	23,179	21,679	12,892	1,313	4,454	8,466	84,236

Total liabilities attributable to the field of operation	288	399	436	570	448	74	51,026	53,241

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2014

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and perform- ance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270

Field of operation rental income rate	20%	33%	22%	22%	22%	7%	(26)%	100%

Field of operation costs	790	907	513	616	1,748	199	(1,949)	2,824

Operating profit attributable to the Company's equity holders	214	541	421	273	(223)	244	674	2,144

Operating profit attributable to non-controlling interests	259	652	432	483	(170)	16	(370)	1,302

Total assets attributable to the field of operation	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984

Total liabilities attributable to the field of operation	288	458	332	579	523	87	41,847	44,114

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2013

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and perform- ance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818

Field of operation rental income rate	17%	32%	21%	20%	23%	8%	(21)%	100%

Field of operation costs	781	941	522	602	1,648	200	(1,962)	2,732

Operating profit attributable to the Company's equity holders	190	578	436	269	(45)	295	400	2,123

Operating profit attributable to non-controlling interests	230	697	448	474	(34)	31	117	1,963

Total assets attributable to the field of operation	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927

Total liabilities attributable to the field of operation	235	383	391	656	709	106	43,094	45,574

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

The Company reports several operating segments, as specified in section 1.1 above.

For details regarding the changes in each of the aforesaid parameters in the years 2015 and 2014, refer to the Directors’ Report.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

5.	General environment and the effect of external factors on the Company's operations

5.1.	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences, changes in consumer spending power and habits, changes in interest rates, changes in currency exchange rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels. For details concerning risk factors that affect the Group’s operations, refer to section 28 below.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group's operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.3, 7.3, 8.3, 9.3, 11.1.2, 11.2.2 and 11.4.1). It should be emphasized that the market characteristics and the macro-economic environment do not necessarily directly affect the Company’s results in the immediate term.

5.2.	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

•	Commencing operations in urban areas, either by constructing shopping centers and acquiring existing centers in urban areas or by the acquisition of existing operations, requires financial stability and financing capability which necessitate, mostly, having sizeable equity.

•	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are influenced by the quantity of properties managed, and the operation and management of single centers constitutes a significant relative drawback when compared with asset management in the volume of the Group’s operations.

•	The Group’s fields of operation are characterized by its leases with anchor tenants, primarily major retail chains. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with large anchor tenants.

5.3.	Exit barriers

Considering the character of the Group's properties and operations, exiting its fields of operation would not be immediate and would depend on the sale of properties, which could take a substantial amount of time, and that is affected by perception of the requested consideration on the backdrop of the macroeconomic condition of the relevant market.

5.4.	Property acquisition criteria

The principal criteria guiding the Group when assessing the investment opportunities it encounters are as specified below:

•	The location of the property in urban growth markets with strong demographic characteristics and high entry barriers, including the population density and the dominance of the property in the area (catchment area), as well as the economic characteristics of the population.

•	The geographic location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it;

•	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

•	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

•	Forecasts of the cash flows from the property and the potential for increasing these over time, including the terms of the lease contracts and the present rental income compared with market conditions and the potential to increase rental income through re-leasing;

•	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

•	The level of demand and the supply of properties of a similar class in the area;

•	Assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power ("retail density");

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•	The success of similar investments in the area;

•	Proximity of the property to other properties of the Group, in a sense that is expected to improve the quality of the properties for the tenants and the consumers;

•	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield;

•	The value of the land, the environmental conditions, and the potential for increasing their value;

•	The size of the property and the possibility of expanding/renovating the property or re-tenanting it in such a manner as to increase the potential earning capacity of the property;

•	The operating profit of the property and its increase potential.

5.5.	Property disposal criteria

The principal criteria guiding the Group when assessing the disposal of properties are as specified below:

•	Failure to meet the Group's criteria for the acquisition of properties, as specified in section 5.4 above, including lack of fit of these properties to the Company's core activity, in terms of their character and location ("non-core assets”), as well as in terms of their location in cities with limited growth potential;

•	Exhaustion of the improvement potential of the property or of the activity;

•	Realization of real estate opportunities in a specific region.

5.6.	Legislative restrictions and competition structure

For details regarding legislative restrictions applying to the Group, refer to section 22 below; for details regarding the structure of the competition in the fields of operation, refer to section 14 below.

C.	Description of the Company's fields of operation

6.	Acquisition, development and management of shopping centers in the United States

6.1.	General

In the U.S., the Group operates through its subsidiary EQY, a public company listed on the NYSE that is the owner, operator, acquirer and developer of shopping centers and retail properties that are located mainly in urban growth markets.

In December 2015, the Company (through wholly owned subsidiaries) sold 4.83 million shares of EQY, by way of a public offering in the United States, in consideration of U.S.$ 125 million, and as of December 31, 2015, the Company owns 38.4% of EQY's share capital and 38.3% of the voting rights in it (35.1% in full dilution).

For information on the termination of a shareholders' agreement between the Company and Liberty Group regarding their interests in EQY following the exercise of units convertible into EQY shares by Liberty Group and the sale of the exercised shares after the reporting period see section 23.2 below.

EQY’s properties are located in growing metropolitan areas in the southeastern United States (mainly in Florida), in the northeastern United States (mainly in New York State, Massachusetts and Washington DC) and on the West Coast (mainly in California). As of December 31, 2015, EQY owns (including joint ventures5) 127 income-producing properties, (121 shopping centers of different sizes and 6 other properties6) with a GLA of 1.5 million square meters, as well as plots of land for investment.

EQY is a REIT (Real Estate Investment Trust) for US tax purposes (for details, refer to Note 25b to the financial statements).

At most of the shopping centers it owns, EQY rents space to tenants that are defined as anchor tenants, and that are usually supermarket chains, other retail chains and others. Renting out premises to such anchor tenants is advantageous for the following reasons: they attract customers to the shopping center, their leases are for long periods, they are usually financially sound, and they are market leaders. The rent per square meter paid by certain anchor tenants is considerably lower than the rent per square meter paid by other tenants.

5 EQY is a partner in several joint ventures for investment in shopping centers in the United States (some of which are jointly controlled). EQY has a 20% to 50% stake in each of the joint ventures and the remainder is held by its aforesaid partners. EQY manages the properties that are owned by each of the joint ventures in return for management fees.

6 These other properties include mainly office, residential and medical office buildings.

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According to most of the agreements signed between EQY and its tenants, tenants are required to pay, in addition to the fixed rent for the premises they rent, a pro rata payment to cover tax expenses, various insurance costs and maintenance costs for common areas in the property. In some of the lease agreements, the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant and some of the lease agreements allow the tenant to prematurely end the rental period without a fine if the tenant does not achieve a certain level of sales turnover determined in the agreement; however, this component does not represent a material share of EQY's total rental income. In addition, most tenants are required to pay directly for various services, where in some cases EQY pays for these services and the tenants transfer the required payment to EQY.

As a material part of EQY's growth and its investment strategy, it has activity involving the development of its properties, and works to identify development opportunities and quality investments in urban markets with strong demographic characteristics and high entry barriers, which include California, northeastern United States, Washington D.C. Metropolitan area, South Florida and Atlanta, Georgia. At the same time, EQY works to sell properties that no longer fit its investment policy, whose growth potential is limited or that do not have a strategic fit to EQY's property portfolio, and uses the consideration from their sale for other investments or to reduce its debt.

▪	Summary results of operations[7],[8]

Following are the summary results in the field of operation for the years ended December 31, 2015, 2014 and 2013:

	In NIS thousands			In U.S.$ thousands
	For the year ended December 31
	2015	2014	2013	2015	2014	2013
Total rental income (consolidated)	1,340,815	1,188,443	1,210,261	344,985	330,441	335,119
Gains from revaluations (consolidated)	1,083,263	653,882	673,813	279,191	173,528	188,765
Operating profit (consolidated)(*)	903,843	720,142	729,886	232,576	201,593	202,081
Same property NOI (consolidated)	727,258	644,344	-	187,105	180,090	-
Same property NOI (Company's share)	308,206	285,717	-	79,293	79,856	-
Total NOI (consolidated)	987,978	873,752	874,197	254,192	244,567	242,037
Total NOI (Company's share)	418,705	387,755	395,945	107,733	108,588	109,624

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

7 The data provided in this section are as stated in the Company's consolidated financial statements (and not in EQY's financial statements, which are reported in accordance with U.S. GAAP).

8 In this report, "same property NOI" means the NOI amount obtained from investment properties during the two-year period ended December 31, 2014, provided no material physical changes were made to these properties during the period.

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6.2.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of EQY's main operating regions:

Macro- economic parameters	USA			Florida			New York			California
	Year ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Gross domestic product (PPP)	U.S.$ 17,968.2 billion	U.S.$ 17,416 billion	U.S.$ 16,768 billion	U.S.$ 863.6 billion	U.S.$ 829.3 billion	U.S.$ 803.2 billion	U.S.$ 1,442 billion	U.S.$ 1,344 billion	U.S.$ 1,239 billion	U.S.$ 2,370.6 billion	U.S.$ 2,275.7 billion	U.S.$ 2,080.6 billion
GDP per capita (PPP)	U.S.$ 55,904.3	U.S.$ 54,678	U.S.$ 53,001	U.S.$ 42,542	U.S.$ 41,673	U.S.$ 40,980	U.S.$ 72,828	U.S.$ 68,234	U.S.$ 62,904	U.S.$ 60,629.0	U.S.$ 58,652	U.S.$ 54,324
GDP growth rate (PPP)	3.17%	3.87%	3.74%	4.14%	3.25%	3.35%	7.31%	8.5%	2.8%	4.17%	9.4%	3.8%
GDP growth rate per capita (PPP)	2.24%	3.16%	3.01%	2.08%	1.69%	1.76%	6.73%	8.5%	2.2%	3.37%	8.0%	3.0%
Inflation rate	0.91%	2.36%	1.31%	1.60%	1.4%	1.9%	0.70%	0.3%	1.5%	1.46%	1.8%	1.5%
Nominal yield on long-term government debt(**)	3.01%	2.75%	3.96%	2.75%	2.45%	4.15%	3.17%	3.44%	4.97%	2.83%	3.1%	3.6%
Rating of long-term government debt(***)	AA+/Aaa	AA+/Aaa	AA+/Aaa	Aa1	Aa1	Aa1	Aa2	Aa1	Aa2	Aa3	Aaa3	A1
Exchange rate of NIS to U.S.$ as of Dec. 31 (****)	3.8968	3.904	3.480	-	-	-	-	-	-	-	-	-
Unemployment rate(*****)	5.29%	5.6%	7.4%	5.00%	5.6%	6.2%	4.80%	5.8%	7.0%	5.80%	7.0%	8.3%
(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for the United States - the International Monetary Fund World Economic Outlook Database, October, 2015; for Florida, California and New York – forecast data for 2015 according to the U.S. Government Revenue.
(**)	For the United States - the International Monetary Fund World Economic Outlook Database, October, 2015; for Florida - the U.S. Bureau of Labor Statistics; for California – State of California Department of Industrial Relations; for New York – the U.S. Bureau of Labor Statistics as of December 31, 2015.
(***)	For the United States - according to the U.S. Department of the Treasury, with respect to debentures for a 30-year period (www.treasury.gov) as of December 31 of each of the years 2013-2015; for Florida - according to FMS Bonds, Inc. with regard to Florida's government debentures for a 30-year period as of February 29, 2016; for California – according to the publications of the California government with respect to debentures for a 20-year period; for New York – according to a publication of emma.msrb.org, the yield of New-York State debentures for a period of 25 years as of March 20, 2016.
(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).
(*****)	According to U.S. Department of Labor data (BLS.gov); for the U.S. – based on IMF data.

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Additional macro-economic data

While throughout 2015 EQY witnessed a gradual, continuous improvement in the economic conditions, the pace of the economic improvement varied among its different operating regions. EQY assesses that the continued growth and the diversity of its properties portfolio in quality urban markets, together with the lack of availability of commercial properties in the relevant operating regions, which limits competition, will continue to assist it in countering the effects of existing challenges on its business.

6.4.	Aggregate data about the field of operation

The tables below provide data about EQY's income-producing properties9.

The data in section 6.4 below do not include details regarding income-producing properties that are jointly owned by EQY and third parties which are presented according to the equity method, as referred to in section 6.1 above.

6.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of EQY's income-producing properties as of December 31, 2015 and 2014 (in square meter thousands)10,11,12:

		As of December 31
Region	Total GLA of income- producing properties	2015		2014
			As a percentage of total property GLA		As a percentage of total property GLA
South Florida	Consolidated	470	32.6%	435	30.9%
	Company's share	181		188
North Florida	Consolidated	219	15.2%	229	16.3%
	Company's share	84		99
Southeastern USA	Consolidated	215	14.9%	214	15.2%
	Company's share	82		93
Northeastern USA	Consolidated	279	19.3%	293	20.8%
	Company's share	107		127
West Coast	Consolidated	259	18.0%	238	16.8%
	Company's share	97		100
Total	Consolidated	1,442	100.0%	1,409	100.0%
	Company's share	551		607

9   Unless explicitly stated otherwise, the data provided in this section with regard to EQY are as stated in the Company's consolidated financial statements (and not in EQY's financial statements, which are reported in accordance with U.S. GAAP); however, they are denominated in U.S.$, which is the relevant commercial currency for EQY.

10 The reference to "Southeastern United States" in this section includes EQY's income-producing properties in Georgia and North Carolina and Louisiana.

11 The reference to "Northeastern United States" in this section includes EQY's income-producing properties in New York State, Massachusetts, Connecticut and Maryland.

12 The reference to the "West Coast" in this section includes EQY's income-producing properties in California.

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6.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of EQY's income-producing properties as of December 31, 2015 and 2014 (in U.S.$ thousands):

		As of December 31
Region	Fair value of income- producing properties	2015		2014
			As a percentage of total property value		As a percentage of total property value
South Florida	Consolidated	1,235,908	26.8%	1,066,496	26.2%
	Company's share	475,122		461,717
North Florida	Consolidated	432,003	9.4%	383,009	9.4%
	Company's share	166,075		165,788
Southeastern USA	Consolidated	321,649	7.0%	310,949	7.6%
	Company's share	123,652		134,763
Northeastern USA	Consolidated	1,516,378	32.9%	1,323,735	32.5%
	Company's share	582,943		573,696
West Coast	Consolidated	1,101,551	23.9%	990,683	24.3%
	Company's share	423,471		429,354
Total (in NIS thousands)	Consolidated	17,978,422	100%	15,847,174	100%
	Company's share	6,911,467		6,865,323

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6.4.3.	NOI

The table below provides data about EQY's NOI for the years ended 2015, 2014 and 2013 (in U.S.$ thousands):

Region	NOI	2015		2014		2013
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
South Florida	Consolidated	72,935	28.7%	69,544	28.4%	68,664	28.3%
	Company's share	30,907		30,842		31,081
North Florida	Consolidated	27,233	10.7%	26,582	10.9%	29,467	12.2%
	Company's share	11,540		11,785		13,336
Southeastern USA	Consolidated	23,868	9.4%	27,567	11.3%	33,799	13.9%
	Company's share	10,116		12,239		15,309
Northeastern USA	Consolidated	68,757	27.0%	63,860	26.1%	56,406	23.3%
	Company's share	29,141		28,354		25,562
West Coast	Consolidated	61,684	24.2%	57,326	23.3%	54,154	22.3%
	Company's share	26,143		25,453		24,541
Total (in NIS thousands)	Consolidated	987,978	100%	873,752	100%	875,836	100%
	Company's share	418,705		387,755		396,684

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6.4.4.	Revaluation gains (losses)

The table below provides data about EQY's revaluation gains (losses) for the years 2013-2015 (in U.S.$ thousands):

Region	Revaluation gains (losses)	2015		2014		2013
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
South Florida	Consolidated	62,282	22.3%	51,557	29.4%	56,037	29.7%
	Company's share	26,397		22,885		25,326
North Florida	Consolidated	36,958	13.2%	20,897	11.9%	21,335	11.3%
	Company's share	15,663		9,280		9,641
Southeastern USA	Consolidated	2,853	1.0%	9,768	5.6%	(1,872)	(1.0%)
	Company's share	1,209		4,338		(837)
Northeastern USA	Consolidated	79,751	28.5%	41,448	23.6%	88,129	46.7%
	Company's share	33,800		18,403		39,938
West Coast	Consolidated	97,982	35.0%	51,718	29.5%	24,913	13.3%
	Company's share	41,527		22,963		11,141
Total (in NIS thousands)	Consolidated	1,085,730	100.0%	660,888	100.0%	673,020	100.0%
	Company's share	460,153		293,423		304,161

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6.4.5.	Average rent per square meter

The table below provides data about EQY's average monthly rent13 per square meter for 2015 and 2014 (in U.S.$).

The gap between the minimum rent and the maximum rent in each region is due to the variance between tenants and properties, including with respect to the rented area and the lease period, and in particular the variance in the lease terms of anchor tenants compared with other tenants.

	For the year ended December 31
	2015			2014
Region	Average rent	Minimum rent	Maximum rent	Average rent	Minimum rent	Maximum rent
South Florida	18.77	8.63	28.67	18.35	8.79	31.78
North Florida	14.80	8.11	26.20	14.38	6.16	24.41
Southeastern USA	13.42	5.04	25.49	12.67	5.12	25.86
Northeastern USA	30.01	11.20	124.54	28.14	8.65	111.42
West Coast	29.88	16.60	49.98	30.43	16.61	46.66

6.4.6.	Average occupancy rates

The table below provides data about EQY's occupancy rates as of December 31, 2015, and the average occupancy rates in each of the years 2015 and 2014:

Region	As of December 31, 2015	For the year ended December 31, 2015(*)	For the year ended December 31, 2014(*)
South Florida	95.6%	94.9%	92.7%
North Florida	93.4%	92.8%	88.1%
Southeastern USA	94.8%	95.1%	94.0%
Northeastern USA	96.6%	96.9%	98.0%
West Coast	97.0%	96.8%	97.5%

(*) The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

6.4.7.	Number of income-producing properties

The table below provides data about the number of EQY's income-producing properties as of December 31, 2015 and 2014:

	As of December 31
Region	2015	2014
South Florida	42	38
North Florida	19	20
Southeastern USA	19	19
Northeastern USA	28	27
West Coast	13	13
Total	121	117

13   In this report, "average rent" means the total income from a property during the period (including rent, parking fees, management fees, etc., and excluding income arising from the revaluation of properties or their sale), divided by the average GLA in square meters rented out in the property in that period, excluding parking spaces.

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6.4.8.	Average yields

The table below provides data about the EQY's actual average yields as of December 31, 2015 and 2014 (based on property value at the end of the year):

	As of December 31
Region	2015	2014
South Florida	5.96%	6.25%
North Florida	6.27%	6.32%
Southeastern USA	7.42%	8.01%
Northeastern USA	4.60%	4.84%
West Coast	5.60%	5.80%

6.5.	Expected rental income from lease agreements entered into(*)

Period of recognition of income		Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
	Quarter 1	344,977	-	35	6
2016	Quarter 2	214,369	-	71	31
	Quarter 3	200,295	-	82	20
	Quarter 4	231,547	-	106	53
2017		902,477	-	373	154
2018		790,741	-	281	138
2019		678,861	-	256	200
2020 and thereafter		3,170,245	-	829	665
Total		6,533,512	-	2,033	1,267

(*) The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

(**)The Company does not have information about its expected income from variable components in the lease agreements. As aforesaid in section 6.1 above, based on the majority of the agreements between EQY and its tenants, the tenants undertake to pay also a pro rata share of the property expenses, which in 2015, 2014 and 2013 represented 29.7%, 28.9% and 31.2%, respectively, of EQY's total basic rental revenues. In addition, in the majority of the agreements, the rent is determined based also on a certain percentage of the revenue turnover of the property's tenant, which in 2015, 2014 and 2013 represented 2.0%, 1.9% and 1.7%, respectively, of EQY's total basic rental revenues.

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6.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about EQY's properties that were classified as investment properties under construction in the Company's financial statements for 2013-2015(*):

		For the year ended December 31
Region	Parameters	2015	2014	2013
Northeastern USA	Number of properties under construction at the end of the period	-	-	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	-	-	14
	Total costs invested in the current period (consolidated) (in U.S.$ thousand)	-	-	15,981
	The amount at which the assets are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	-	-	34,883
	Construction budget during the subsequent period (estimate) (consolidated) (in U.S.$ thousands)	-	-	26,016
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in U.S.$ thousands)	-	-	38,541
	Percentage of the GLA under construction with respect to which lease agreements have been signed	-	-	48.6%
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands) (**)	-	-	-

(*) The reference to "investment properties under construction" does not include properties under redevelopment, nor does it include a property under development which at the reporting date is mainly income-producing (76% of the main areas), all of which are referred to within the framework of income-producing properties.

(**) The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA

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6.7.	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about EQY's plots of land (that are classified in the Company's financial statements as investment property):

		For the year ended December 31
Region	Parameters	2015	2014
South Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	2,350	3,600
	The total area of plots of land at the end of the period (in square meter thousands)	64	64
	Total construction rights on land, according to approved plans (in square meter thousands)	11	11
North Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	12,511	12,265
	The total area of plots of land at the end of the period (in square meter thousands)	264	269
	Total construction rights on land, according to approved plans (in square meter thousands)	26	26
Southeastern USA	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	3,900	3,900
	The total area of plots of land at the end of the period (in square meter thousands)	336	336
	Total construction rights on land, according to approved plans (in square meter thousands)	51	51
West Coast	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	3,770	3,770
	The total area of plots of land at the end of the period (in square meter thousands)	117	117
	Total construction rights on land, according to approved plans (in square meter thousands)	117	117

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6.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by EQY in each of the years 2015, 2014 and 2013:

			For the year ended December 31
Region			2015	2014	2013
South Florida	Properties sold	Number of properties sold during the period	-	6	3
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	-	42,616	40,275
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	35	17
		NOI of properties sold (consolidated) (in U.S.$ thousands)	-	3,011	1,190
		(Loss) recorded from the sale of properties (consolidated) (in U.S.$ thousands)(*)	-	(2,038)	(1,361)
	Properties acquired	Number of properties acquired during the period	5	-	-
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	84,742	-	-
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	2,424	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	38	-	-
North Florida	Properties sold	Number of properties sold during the period	1	7	6
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	4,800	57,280	50,800
		Area of properties sold during the period (consolidated) (in square meter thousands)	12	61	48
		NOI of properties sold (consolidated) (in U.S.$ thousands)	128	2,376	1,654
		(Loss) recorded from the sale of properties (consolidated) (in U.S.$ thousands) (*)	213	(1,830)	(1,307)
	Properties acquired	Number of properties acquired during the period	1	-	1
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	777	-	3,049
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	1	-	3

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

			For the year ended December 31
Region			2015	2014	2013
Southeastern USA	Properties sold	Number of properties sold during the period	-	11	21
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	-	50,643	158,810
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	96	183
		NOI of properties sold (consolidated) (in U.S.$ thousands)	-	2,645	4,853
		(Loss) recorded from the sale of properties (consolidated) (in U.S.$ thousands) (*)	-	(1,821)	(5,420)
	Properties acquired	Number of properties acquired during the period	-	1	-
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	-	370	-
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	1	-
Northeastern USA	Properties sold	Number of properties sold during the period	1	-	-
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	7,975	-	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	19	-	-
		NOI of properties sold (consolidated) (in U.S.$ thousands)	594	-	-
		Gain recorded from the sale of properties (consolidated) (in U.S.$ thousands) (*)	471	-	-
	Properties acquired	Number of properties acquired during the period	2	4	5
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	86,839	88,822	92,129
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	360	2,518	1,130
		Area of properties acquired during the period (consolidated) (in square meter thousands)	4	20	18

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

			For the year ended December 31
Region			2015	2014	2013
West Coast	Properties sold	Number of properties sold during the period	-	-	2
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	-	-	45,325
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	-	30
		NOI of properties sold (consolidated) (in U.S.$ thousands)	-	-	2,327
		(Loss) recorded from the sale of properties (consolidated) (in U.S.$ thousands)	-	-	(1,947)
	Properties acquired	Number of properties acquired during the period	-	1	1
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	-	23,146	32,104
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	-	1,524	367
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	10	15

(*)	Includes primarily the costs of the sale of these properties.

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6.9.	Human capital

As of December 31, 2015, EQY (and its wholly-owned subsidiaries) has 149 full-time employees (155 employees in 2014) in the following departments: management, finance and treasury, accounting, rental, human resources, information technologies, legal department, administration, marketing, development and construction , property portfolio management, property accounting, and property management.

The said employees are employed either by EQY or by its wholly-owned subsidiaries, some under employment contracts, and are entitled to a base salary and annual bonuses. EQY's officers are also entitled to long-term stock-based compensation, inter alia according to the compensation plans described below.

6.9.1.	EQY’s stock-based compensation plans

(a) 2000 stock-based compensation plan

Within the framework of the 2000 stock-based compensation plan (which has been amended from time to time; the "2000 plan"), EQY is authorized to grant to management, employees, directors and service providers of EQY and its subsidiaries up to 13.5 million shares. Under the 2000 plan, entitled individuals can be allotted stock options as well as deferred stock, restricted stock, stock appreciation rights or any other form of compensation based on the value of EQY’s shares, this being at the discretion of the Compensation Committee or the Board of Directors of EQY. Under the 2000 plan, each stock option is exercisable over a period stipulated in the specific agreement between EQY and each allottee, provided that the aforesaid exercise period is not to exceed ten years from the grant date. In May 2011, the compensation plan was extended and will end at the earlier of July 2021 or when all shares included in the plan are allotted.

According to the aforementioned plan, in addition to grants to EQY’s employees, every director who is not an employee of EQY is entitled to receive restricted stock upon his appointment and every year thereafter.

EQY did not grant any share options to its employees in 2015. As of December 31, 2015, 651 thousand EQY stock options had been granted (that had not yet been exercised or had not yet expired) under the 2000 plan, at an average exercise price of U.S.$ 20.72 per share (including 501 thousand stock options exercisable on said date, while the vesting period for the remaining options has not yet ended). As of the aforementioned date, there are also 410 thousand shares, which had been granted as restricted stock under the 2000 plan, and which have not yet vested. It should be noted that each holder of restricted stock is entitled to the dividend receivable from EQY with respect to those shares, even prior to their vesting.

(b) Employee stock purchase plan

Under this plan, which was adopted in May 2014 (in lieu of a similar plan from 2004), EQY’s employees (including directors employed by EQY) are entitled to acquire EQY shares at a price that reflects a benefit relative to the share market price, and the cost of the shares will be deducted from their salaries.

6.10.	Credit and financing

6.10.1.	Credit rating – EQY's debentures are rated by Moody's at Baa2 (Stable Outlook) and by S&P at BBB- (Stable Outlook).

6.10.2.	Share issuance – For details regarding the issuance of EQY shares to the public in March 2015 and the Company's participation in this issue, refer to Note 9d to the financial statements. For information on the adoption of an ongoing capital issuance plan (At the Market) by EQY in November 2015 and the Company's participation in the plan (to the date of the report, the Company does not actively participate in this plan), refer to Note 9d to the financial statements.

6.10.3.	Mortgages - The balance of EQY’s liabilities secured by pledges was U.S.$ 282 million (NIS 1,101 million) as of December 31, 2015; U.S.$ 309 million (NIS 1,202 million NIS) as of December 31, 2014; and U.S.$ 434 million (NIS 1,508 million) as of December 31, 2013.

6.10.4.	Additional financing obtained from financial institutions – In December 2015, EQY engaged with a syndication of several banks in an agreement for the provision of a loan facility (unsecured) of U.S $ 300 million (which can be expanded to U.S. $ 500 million subject to certain conditions), as part of which, on the date of signing of the agreement, the Company was granted U.S. $ 225 million. The interest loan will bear interest as follows: a base rate (as defined in the loan agreement) or Libor with the addition of a margin of 1.1% (subject to changes, based on the debt rating of EQY), at the choice of EQY. The loan will be extended until December 2020. In addition, EQY has unsecured revolving credit facilities from banks in the total amount of U.S.$ 600 million (can be expended to U.S. $ 900 million subject to certain conditions). According to the terms of the credit facilities, as of December 31, 2015 EQY was allowed to utilize this amount in full. As of December 31, 2015, EQY has utilized U.S.$ 96 million and has granted letters of credit in a total amount of U.S. $ 2.2 million dollars. EQY also has an unsecured loan in the amount of U.S.$ 250 million.

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6.10.5.	Debentures - As of December 31, 2015, EQY has unsecured debentures of par value U.S.$ 518 million. The debentures bear fixed interest at an annual rate ranging between 3.75% and 6.25%, and are redeemable between 2017 and 2022. For additional information on the debentures, including an early redemption that was carried out by EQY in the reported year and thereafter, refer to Notes 20 and 40c to the financial statements. For the debentures' ratings, refer to section 6.10.1 above.

6.10.6.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities of mortgages and debentures in the amount of U.S.$ 151 million) received by EQY to finance its operations (excluding loans of joint ventures presented according to the equity method), as of December 31, 2015(*):

	Balance (U.S.$ in thousands)	Weighted interest rate (**)	Average repayment period (years) (***)
Secured loans from financial institutions at fixed interest(****)	282,173	5.61%	3.6
Unsecured loans from financial institutions at variable interest(*****)	566,348	1.92%	3.8
Unsecured debentures at fixed interest(******)	515,566	4.75%	4.6
Total	1,364,087	-	-
(*)	The data provided in this section are as stated in the Company's consolidated financial statements and not in EQY's financial statements, which are reported in accordance with U.S. GAAP.
(**)	The effective interest rate is not materially different from the weighted interest rate, with the exception of the effective interest rate of secured loans which is 5.29%.
(***)	Calculated only according to the repayment dates of the credit principal.
(****)	Loans for specific use, taken to finance real estate properties.
(*****)	An interest rate swap for a rate of 2.62% exists with respect to U.S.$ 250 million.
(******)	Loans not designated for specific use.

6.10.7.	Financial covenants

Some of the debentures, loans and credit facilities granted to EQY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding these covenants, refer to Note 22d2 to the financial statements.

Also, some of the mortgages granted to EQY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2015 and immediately prior to the approval date of this report, EQY and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

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7.	Acquisition, development and management of shopping centers in Canada

7.1.	General

In Canada, the Group operates through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, which are located mainly in urban growth markets, and is a market leader in its sector in Canada. FCR operates mainly in central Canada in Ontario, in eastern Canada in Quebec and Ottawa, and in western Canada in Alberta and in British Columbia. As of December 31, 2015, FCR owns 155 income-producing properties with a GLA of 2.2 million square meters, as well as 3 shopping centers under development and several plots of land for investment.

As of December 31, 2015, the Company owns 42.2% of FCR's share capital (39.4% on a fully diluted basis). After the reporting period, in January 2016, a company that is wholly owned by the Company sold 6.5 million shares of FCR as part of the trading in the Toronto Stock Exchange in consideration of C$ 117 million and following the sale holds 39.3% of the share capital in FCR (36.2% on a fully diluted basis). For details refer to Note 40d to the financial statements. For details regarding the shareholders' agreement between the Company and Alony-Hetz regarding their interests in FCR, refer to section 23.3 below. After the date of the report, the Company and Alony-Hetz reached understanding as to the termination of the agreement and are pursuing its cancellation.

FCR focuses on urban regions characterized by population stability or growth, and intends to continue working mainly in its target markets and their surroundings, among them Toronto, Calgary and Edmonton, Vancouver, Montreal, Ottawa and Quebec City.

As part of FCR's goals, it intends to continue carrying out selective purchases of quality urban properties in attractive locations in its target markets and of properties adjacent to its existing properties, and to continue the selective sales of properties that are not conducive to its strategy. FCR also has mixed-use projects that incorporate both commercial and residential spaces.

The volume of FCR's activities in the development and redevelopment of its properties is usually less than 10% of its total assets (in terms of investment).

The development, rent and management of the properties are carried out by FCR.

The rent agreements of FCR are mostly for periods of 5-20 years and occasionally allow rent increases.

More than 80% of the income of FCR is derived from renters that provide essential services and needs, such as supermarkets, pharma stores, banks restaurants etc. FCR counts among its tenants Loblaw Companies Limited, a food and pharma chain in Canada accountable for 10.4% of FCR's rental income in 2015.

In addition, FCR has partnered with a third party and public institutions in a venture that holds and develops commercial properties. The partners in the venture have undertaken to invest C$ 320 million in the development of the venture's property portfolio (FCR's share – C$ 167 million, of which C$ 97 million was invested as of the date of the report).

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7.2.	Summary results of operation

Following are the summary results in the field of operation for the years ended December 31, 2015, 2014 and 2013 (in NIS thousands and in C$ thousands)(*):

	For the year ended December 31
	2015	2014	2013	2015	2014	2013
	In NIS thousands			In C$ thousands
Total rental income (consolidated)	2,001,175	2,099,965	2,215,584	656,643	648,441	631,605
Gains from revaluations (consolidated)	124,672	137,136	199,916	37,773	42,078	56,086
Operating profit (consolidated) (**)	1,133,811	1,193,274	1,292,403	371,572	368,651	368,368
Same property NOI (consolidated)	1,091,457	1,118,548	-	358,219	345,380	-
Same property NOI (Company's share)	465,745	507,201	-	152,859	156,611	-
Total NOI (consolidated)	1,254,220	1,318,205	1,302,865	411,743	406,909	398,010
Total NOI (Company's share)	535,199	589,901	590,779	175,698	182,093	180,476

(*)  Does not include income-producing properties which are partly owned by FCR, which are presented according to the equity method.

(**) The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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7.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of FCR's main operating regions:

										Western Canada
	Canada			Central Canada – Ontario			Eastern Canada –Quebec			Alberta			British Columbia
For the year ended December 31
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross domestic product (PPP)(***)	U.S.$ 1,628 billion	U.S.$ 1,579. billion	U.S.$ 1,518 billion	(**)	U.S.$ 721,090 million	U.S.$ 695,705 million	(**)	U.S.$ 370,064 million	U.S.$ 362,846 million	(**)	U.S.$ 375,756 million	U.S.$ 338,166million	(**)	U.S.$ 237,188 million	U.S.$ 229,685 million
GDP per capita (PPP) (***)	U.S.$ 45,489	U.S.$ 44,519	U.S.$ 43,253	(**)	U.S.$ 52,720	U.S.$ 51,123	(**)	U.S.$ 45,048	U.S.$ 44,331	(**)	U.S.$ 91,183	U.S.$ 83,018	(**)	U.S.$ 51,136	U.S.$ 49,859
GDP growth rate (PPP)	3.13%	3.98%	3.54%	(**)	3.65%	2.83%	(**)	1.99%	1.08%	(**)	11.12%	8.08%	(**)	3.27%	4.08%
GDP growth rate per capita (PPP)	2.18%	2.93%	2.35%	(**)	3.12%	1.82%	(**)	1.62%	0.27%	(**)	9.84%	4.99%	(**)	3.12%	3.09%
Inflation rate	1.13%	2.17%	0.98%	1.20%	2.4%	1. 6%	1.10%	1.4%	1.1%	1.10%	2.6%	2.7%	1.10%	1.0%	0.0%
Yield on long term government debt (****)	1.39%	1.79%	2.77%	1.20%	2.21%	3.23%	3.50%	2.15%	3.45%	3.18%	2.09%	3.05%	3.09%	2.05%	3.07%
Rating of long-term government debt(*****)	AAA/Aaa	AAA/Aaa	AAA/Aaa	A+	AA-	AA-	A+	A+	A+	AA+	AAA	AAA	AAA	AAA	AAA
Exchange rate of U.S.$ to C$ as of December 31(******)	0.7212	0.860	0.935	-	-	-	-	-	-	-	-	-	-	-	-

(*) Unless stated otherwise, the data provided in the table are based on the following publications: for Canada- the IMF World Economic Outlook Database, October 2015; for Ontario, Quebec, Alberta and British Columbia – according to Statistics Canada's publications as of December 31, 2014. As to the rate of inflation for Ontario, Quebec and British Columbia – based on the publications of Statistics Canada as of December 31, 2015; for Alberta – based on the publications of Statistics Canada as of February 21, 2014. It is noted that the data of the International Monetary fund for 2015 have been updated to December 31, 2015.

(**) To the best of the Company's knowledge, product data for 2015 have not yet been published.

(***) The GDP and the GDP per capita in the Canadian districts are in U.S.$ terms and not in PPP terms. In addition, the product data presented for the years 2013-2015, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2015 prices.

(****) With respect to data relevant to Canada – according to the Bank of Canada, based on 10-year debentures and debentures for longer periods as of December 31; the data regarding Quebec, Ontario, Alberta and British Columbia is as published by the Canadian Fixed for Ontario (for 10-year Ontario government debenture yields redeemable in 2029), Quebec (for 10-year Quebec government debenture yields redeemable in 2035) , Alberta (9-year) and British Columbia (for 9-year British Columbia government debenture yields redeemable in 2037) , as of March 20, 2016.

(*****)According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).

(******)According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2013, December 31, 2014 and December 31, 2015.

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Additional macro-economic data

In the first half of 2015, Canada's economy saw a downturn primarily due to the significant decrease in oil prices over the past year. Additionally, in view of the growing economic uncertainty, in the reported period the Bank of Canada has carried out market interest rate reductions. While the capital markets and long-term debt remain available, pricing could be influenced by market projections and interest rates.

Also, FCR is witnessing several trends in the Canadian urban markets which could potentially affect its operations, inter alia the introduction of large U.S. retailers into the Canadian market, which accelerates growth and results in the repositioning of the tenants in FCR's markets; several retail chains that have announced that they are reducing the distribution of their branches and closing stores and/or are bankrupt; a change in consumption habits and preferences, including the effect of online retail; the fact that the Canadian population is growing older, which in turn means that its needs will likely be mainly health, comfort and service based; and the related valuations reflect high demand for assets in desirable locations.

In addition, FCR is witnessing fierce competition in the property acquisition sector that targets properties of the same quality as those that it owns.

As a result of the aforesaid continued changes, FCR continues to focus on preserving the competitiveness of its shopping centers.

7.4.	Aggregate data about the field of operation

The tables below provide data about FCR's income-producing properties.

The data in section 7.4 below do not include details regarding income-producing properties that are jointly-owned by FCR and third parties that are presented according to the equity method.

7.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of FCR's income-producing properties as of December 31, 2015 and 2014 (in square meter thousands):

		As of December 31
Region	Total GLA of	2015		2014
	income- producing properties		As a percentage of total property GLA		As a percentage of total property GLA
Central Canada(*)	Consolidated	831	37.6%	784	35.9%
	Company's share	351		345
Eastern Canada(**)	Consolidated	701	31.7%	751	34.4%
	Company's share	296		330
Western Canada(***)	Consolidated	681	30.7%	647	29.7%
	Company's share	287		284
Total	Consolidated	2,213	100%	2,182	100%
	Company's share	934		959

(*)    The reference to "Central Canada" in section 7.4 includes FCR's properties in Ontario (excluding Ottawa).

(**) The reference to "Eastern Canada" in section 7.4 includes mainly FCR's properties in Quebec and in Ottawa.

(***) The reference to "Western Canada" in section 7.4 includes FCR's properties in British Columbia and Alberta.

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7.4.2.	The fair value of income-producing properties

The table below provides data about the fair value of FCR's income-producing properties as of December 31, 2015 and 2014 (in C$ thousands):

		As of December 31
Region		2015		2014
	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value
Central Canada	Consolidated	3,250,193	42.0%	3,135,880	42.8%
	Company's share	1,371,002		1,378,803
Eastern Canada	Consolidated	1,813,955	23.5%	1,684,346	23.0%
	Company's share	765,165		740,584
Western Canada	Consolidated	2,668,868	34.5%	2,511,877	34.2%
	Company's share	1,125,786		1,104,438
Total (in NIS thousands)	Consolidated	21,761,480	100%	24,625,601	100%
	Company's share	9,179,462		10,827,539

7.4.3.	NOI

The table below provides data about FCR's NOI for 2015, 2014 and 2013 (in C$ thousands):

Region	NOI	2015		2014		2013
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Central Canada	Consolidated	171,604	41.7%	170,389	41.9%	169,498	42.6%
	Company's share	73,226		76,250		76,859
Eastern Canada	Consolidated	98,800	24.0%	97,560	24.0%	95,706	24.0%
	Company's share	42,160		43,659		43,398
Western Canada	Consolidated	141,339	34.3%	138,960	34.1%	132,806	33.4%
	Company's share	60,312		62,185		60,220
Total (in NIS thousands)	Consolidated	1,254,220	100.0%	1,318,205	100.0%	1,302,865	100.0%
	Company's share	535,199		589,901		590,779

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7.4.4.	Revaluation gains

The table below provides data about FCR's revaluation gains for the years 2015-2013 (in C$ thousands):

Region	Revaluation gains	2015		2014		2013
			As a percentage of the total revaluation gains		As a percentage of the total revaluation gains		As a percentage of the total revaluation gains
Central Canada	Consolidated	362	0.6%	61,932	147.4%	28,533	55.7%
	Company's share	155		27,715		12,938
Eastern Canada	Consolidated	12,705	21.4%	(26,834)	(63.9%)	9,722	19.0%
	Company's share	5,421		(12,008)		4,408
Western Canada	Consolidated	46,342	78.0%	6,920	16.5%	13,000	25.3%
	Company's share	19,775		3,097		5,895
Total (in NIS thousands)	Consolidated	190,595	100.0%	136,940	100.0%	182,696	100.0%
	Company's share	81,331		61,284		82,841

7.4.5.	Average rent per square meter

The table below provides data about FCR’s average monthly rent per square meter for 2015 and 2014 (in C$):

Region	For the year ended December 31
	2015	2014
Central Canada	27.89	27.74
Eastern Canada	20.47	19.38
Western Canada	25.53	24.85

7.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of FCR's properties as of December 31, 2015, and the average occupancy rates for the years 2015 and 2014:

Region	As of December 31, 2015	For the year ended December 31, 2015(*)	For the year ended December 31, 2014(*)
Central Canada	96.5%	96.2%	96.7%
Eastern Canada	92.9%	93.4%	95.1%
Western Canada	94.8%	95.1%	95.3%

(*) The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

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7.4.7.	Number of income-producing properties

The table below provides data about the number of FCR's income-producing properties as of December 31, 2015 and 2014:

	As of December 31
Region	2015	2014
Central Canada	57	57
Eastern Canada	51	51
Western Canada	46	46
Total	154	154

7.4.8.	Average yields

The table below provides data about FCR's actual average yields as of December 31, 2015 and 2014 (based on property value at the end of the year):

	As of December 31
Region	2015	2014
Central Canada	5.33%	5.39%
Eastern Canada	5.46%	6.22%
Western Canada	5.29%	5.43%

7.5.	Expected rental income from lease agreements entered into(*)

Period of recognition of income		Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2016	Quarter 1	297,847	157,469	178	39
	Quarter 2	296,938	156,982	138	32
	Quarter 3	295,112	155,935	153	60
	Quarter 4	289,312	153,003	251	91
2017		1,063,975	563,172	599	272
2018		941,184	498,155	607	276
2019		792,636	419,526	591	251
2020 and thereafter		3,105,238	1,658,822	1,720	1,130
Total		7,082,242	3,763,064	4,237	2,151

(*) The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

(**) Variable rent was estimated as a percentage of the total rental income in 2015.

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7.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about FCR's properties that were classified as investment properties under construction in the Company's financial statements(*):

		For the year ended December 31
Region	Parameters	2015	2014	2013
Eastern Canada	Number of properties under construction at the end of the period	-	1	2
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	-	2.0	42.0
	Total costs invested in the current period (consolidated) (in C$ thousands)	-	44,219	145,996
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	-	51,680	169,465
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	-	11,630	11,934
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	-	11,630	12,309
	Percentage of the GLA under construction with respect to which lease agreements have been signed	-	97.1%	97%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	-	2,152	-
Central Canada	Number of properties under construction at the end of the period	2	2	2
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	43.3	45.2	47.3
	Total costs invested in the current period (consolidated) (in C$ thousands)	30,979	60,898	122,410
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	77,200	64,261	150,658
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	34,273	32,870	-
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	83,271	98,497	1,299
	Percentage of the GLA under construction with respect to which lease agreements have been signed	99.1%	99.1%	98%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	-	-	8,168
Western Canada	Number of properties under construction at the end of the period	1	1	-
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	24.6	29.6	-
	Total costs invested in the current period (consolidated) (in C$ thousands)	35,383	26,321	-
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	60,503	26,284	-
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	13,861	50,831	-
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	28,215	53,684	-
	Percentage of the GLA under construction with respect to which lease agreements have been signed	0%	-	-
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	-	-	-

(*) The reference to "investment properties under construction" does not include properties under redevelopment, nor does it include a property under development which at the reporting date is mainly income-producing (80% of the main areas), all of which are referred to within the framework of income-producing properties.

(**) The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

(***) Including a property with a value of C$ 10.4 million that represents a residential addition to an income-producing commercial property.

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7.7.	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about FCR's plots of land for investment (that are classified in the Company's financial statements as investment property):

		For the year ended December 31
Region	Parameters	2015	2014
Eastern Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	7,012	8,507
	The total area of plots of land at the end of the period (in square meter thousands)	15	58
	Total construction rights on land, according to approved plans (in square meter thousands)(*)	15	15
Central Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	10,466	7,402
	The total area of plots of land at the end of the period (in square meter thousands)	20	58
	Total construction rights on land, according to approved plans (in square meter thousands)	16	16
Western Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	18,875	19,553
	The total area of plots of land at the end of the period (in square meter thousands)	37	215
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-

(*) Construction rights in the plots of land specified in this section include also the construction rights as estimated by FCR's management.

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7.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by FCR in each of the years 2015, 2014 and 2013(*):

			For the year ended December 31
Region			2015	2014	2013
Eastern Canada	Properties sold	Number of properties sold during the period	1	4	6
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	21,500	31,800	93,144
		Area of properties sold during the period (consolidated) (in square meter thousands)	13	75	50
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	1,510	1,850	5,597
		Profit (loss) recorded from the sale of properties (consolidated) (in C$ thousands))	-	-	-
	Properties acquired	Number of properties acquired during the period	3	4	8
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	18,000	87,400	27,200
		NOI of properties acquired (consolidated) (in C$ thousands)	615	5,420	4,177
		Area of properties acquired during the period (consolidated) (in square meter thousands)	4	18	13
Central Canada	Properties sold	Number of properties sold during the period	2	7	6
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	1,600	140,300	92,694
		Area of properties sold during the period (consolidated) (in square meter thousands)	3	145	86
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	-	6,594	5,931
		Profit (loss) recorded from the sale of properties (consolidated) (in C$ thousands))	-	-	-
Central Canada	Properties acquired	Number of properties acquired during the period	3	11	12
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	28,800	88,600	127,300
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	902	1,776	1,246
		Area of properties acquired during the period (consolidated) (in square meter thousands)	2	19	33
Western Canada	Properties sold	Number of properties sold during the period	-	4	4
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	-	73,600	56,355
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	25	23
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	-	4,281	3,210
		Profit recorded from the sale of properties (consolidated) (in C$ thousands)	-	-	-
	Properties acquired	Number of properties acquired during the period	6	9	4
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	49,900	50,900	70,200
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	2,340	2,511	2,624
		Area of properties acquired during the period (consolidated) (in square meter thousands)	9	22	28

(*) It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR's existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR's properties, as specified in Section 7.4.7 above. In addition, the profit (loss) from the sale excludes sale expenses.

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7.9.	Human capital

7.9.1.	As of December 31, 2015, FCR (and its wholly-owned subsidiaries) has 351 full-time employees (422 employees in 2014); the decrease is due, inter alia, to a restructuring that was carried out by FCR), in the property management (including development, rental and construction management), legal, administration, accounting and finances, IT and human resources departments.

The said employees are employed by FCR or its subsidiaries, under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and long-term compensation in shares of FCR , inter alia according to the plans described below.

7.9.2.	FCR’s share-based compensation plans

(a) Share option plan

Pursuant to this plan (established in 2003 and amended from time to time), as of December 31, 2015, FCR has a framework of up to 15.2 million share options that are exercisable into FCR shares, which are intended to be granted to FCR’s employees, officers and directors, usually with a maximum exercise period of ten years; exercise of the options is subject to vesting periods determined at the time of grant (usually five years). As of December 31, 2015, share options had been granted that are exercisable into 4.2 million shares in FCR and that had not yet been exercised (of which 2.2 million share options are exercisable at the aforesaid date, and the vesting periods of the remaining share options have yet to elapse), and each of these is exercisable into one ordinary share at an average price of C$ 17.55. In addition, 2.7 million share options are available for future allotment.

(b) Restricted share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), restricted share units are granted to FCR’s employees and to its officers. Each unit has a vesting period of 3 three years, and confers on its holder the right to receive one share of FCR or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2015, 374 thousand restricted share units have not yet been allotted and are unvested as of said date and 343 thousand units are available for future allotment.

(c) Directors Deferred share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), directors who are not employed by FCR are entitled to receive the compensation for their service as directors in deferred share units. Each such unit may be redeemed once its holder no longer serves as a director of FCR or of any of its subsidiaries, and confers on its holder the right to receive one share or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2015, 349 thousand deferred share units are unvested and 258 thousand units are available for future allotment.

7.10.	Credit and financing

7.10.1.	Credit rating –FCR's debentures are rated BBB (High) (Stable Outlook) by DBRS and Baa2 (Stable Outlook) by Moody's.

7.10.2.	Share issuance - Regarding the public offering of FCR shares in February 2015, see Note 9e to the financial statements. Regarding the public offering of FCR shares in place of principal and interest payments in respect of convertible debentures and in respect of the conversion of convertible debentures by their holders, refer to Note 21 to the financial statements.

7.10.3.	Convertible debentures - As of December 31, 2015, FCR has unsecured convertible debentures of par value C$ 337 million. For additional details, including as regarding the early redemption of the convertible debentures by FCR in the reported year, refer to Note 21b to the financial statements.

7.10.4.	Mortgages -The total of FCR’s lien-secured liabilities was C$ 1,054 million (NIS 2,965 million) as of December 31, 2015; C$ 1,173 million (NIS 3,941 million) as of December 31, 2014 and C$ 1,367 million (NIS 4,461 million) as of December 31, 2013.

7.10.5.	Additional financing obtained from financial institutions – during the reporting period, FCR extended the unsecured revolving credit facility of C$ 800 with a syndication of several banks until June 2020 (instead of June 2017) . In addition, in the reporting period one of the joint ventures of FCR entered into an agreement to receive a credit facility of C$ 225 million in connection with the construction of a project (FCR's share – C$ 112.5 million). During the period, FCR did not renew a credit facility of C$ 75 million that expired on December 31, 2015. According to the terms of the credit facilities, as of December 31 2015 FCR was entitled to utilize them in full. In practice, as of December 31, 2015, FCR has utilized C$ 251 million (NIS 706 million) out of the aforesaid credit facilities and guarantees of C$ 29 million (NIS 82 million) were provided for these credit facilities.

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7.10.6.	Debentures - As of December 31, 2015, FCR has unsecured debentures (not including convertible debentures) of par value C$ 2,250 million (of which debentures of par value C$ 90 million were issued in 2015). The debentures bear fixed interest at an annual rate averaging 4.7%, and are redeemable between 2017 and 2025. The debentures were rated as aforesaid in section 7.10.1 above.

7.10.7.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities in the amount of C$ 192 million) received by FCR to finance its operations, as of December 31, 2015:

	Balance (C$ in thousands)	Weighted interest rate	Average repayment period (years) (*)

Secured loans from financil institutions at fixed interest(**)(***)	1,024,002	4.80%	4.1
Loans from financial institutions at variable interest that are secured by a pledge on properties	29,635	2.21%	1.6
Unsecured debentures at fixed interest (***)(****) (*****)	2,244,093	4.70%	6.1
Other loans	195,000	2.25%	4.5
Total	3,492,730	-	-

(*) Calculated only according to the repayment dates of the credit principal.

(**) The effective interest rate is 4. 50%.

(***) Loans not designated for specific use by FCR.

(****) Excludes debentures that are convertible into FCR shares.

(*****) The effective interest rate is 4.78%.

7.10.8.	Financial covenants

Some of the debentures, loans and credit facilities granted to FCR and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding FCR's financial covenants, refer to Note 22d3 to the financial statements.

Also, some of the mortgages granted to FCR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2015 and immediately prior to the approval date of this report, FCR and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

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8.	Acquisition, development and management of shopping centers in Northern Europe

8.1.	General

In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (Nasdaq OMX), in Finland. CTY is the owner, developer and operator of supermarket-anchored urban shopping centers in the leading Nordic cities, in Finland as a market leader in the shopping centers sector, as well as in Norway, Sweden, Estonia and Denmark.

As of December 31, 2015, CTY owns 62 income-producing properties (including a jointly-controlled property of which 52 are commercial properties and the balance represents other retail properties) with a GLA of 1.3 million square meters and a shopping center under development.

During the reporting period, the Company purchased shares of CTY in a total amount of EUR 271 million (NIS 1.1 million; of which EUR 261 million was invested as part of a rights issue by CTY in July 2015, in a total amount of EUR 604 million (NIS 2.5 billion) that was designated to finance the acquisition of Sektor) and as of December 31, 2015, the Company directly holds 43.4% of CTY's issued share capital and voting rights (42.8% in full dilution).

In July 2015, CTY completed the acquisition of Sektor Gruppen AS ("Sektor") for a total consideration of EUR 1.5 billion (NIS 6.5 billion), of which EUR 571 million (NIS 2.4 billion) in cash and the balance by obtaining and refinancing debt. Sektor is a private company that focuses on the ownership, management and development of supermarket-anchored shopping centers in Norway and is the second largest player in this sector in Norway, the property portfolio of which as of the date of acquisition comprised 20 properties, fully or primarily held by Sektor, with a GLA of 400 thousand square meters, four properties in which Sektor holds the smaller portion, two rented properties and eight properties under its management. Most of the properties (95%) are located in the three principal economic hubs of Norway – Oslo, Bergen and Stavanger. Upon completion of the acquisition commencing on July 1, 2015, CTY consolidates Sektor in its financial statements.

Following the acquisition, CTY has become the largest listed company in the Nordic region of the shopping centers sector and the third-largest Continental-European listed company in terms of gross asset value.

In June 2014, CTY completed a private placement of 77.9 million shares (representing 15% of CTY's post-issuance share capital) to CPPIBEH. Concurrent with CTY and CPPIBEH's entering into the agreement for the said private placement, the Company entered into a governance agreement with CPPIBEH as provided in section 23.5 below.

CTY's principal customers are supermarkets, retail stores (local and international), and banks. One of its tenants is Kesko, a leading supermarket chain in Finland, and 7.8% of CTY's rental income in 2015 are from its engagements with various chains owned by Kesko (15.4% in 2014).

According to most of the agreements signed between CTY and its tenants, tenants undertake to pay, in addition to rent, the operating costs which CTY incurs in maintaining the property. In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however, this component is immaterial to CTY's total rental income.

During the reporting period, CTY worked to refinance its capital, including by selling properties which are not in its core business, in the amount of EUR 148 million, investing in project development including in the Iso Omena shopping center in the Helsinki, Finland, area. In addition, CTY announced its intention to continue selling properties that are not in its core business – supermarkets and stores as well as small shopping centers in areas with limited growth potential, primarily in Finland and Norway, amounting to EUR 300 million, over the next two years.

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8.2.	Summary results of operation

Following are the summary results in the field of operation for the years ended December 31, 2015, 2014 and 2013 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2015	2014	2013	2015	2014	2013
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,272,316	1,164,698	1,192,514	295,571	245,324	248,596
Gains (losses) from revaluations (consolidated)	31,646	74,816	125,820	7,346	15,650	26,080
Operating profit (consolidated)(*)	693,972	779,656	738,479	160,932	164,470	154,040
Same property NOI (consolidated)	504,467	548,730	-	116,928	115,578	-
Same property NOI (Company's share)	216,606	250,934	-	50,206	52,854	-
Total NOI (consolidated)	859,214	803,789	809,720	199,612	169,355	168,872
Total NOI (Company's share)	347,996	352,429	378,577	80,660	74,232	78,927

(*) The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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8.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics14 of CTY's main operating regions:

Macro-economic parameters	Finland			Sweden			Norway
	As of December 31			As of December 31			As of December 31
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross domestic product (PPP)	U.S.$ 225 billion	U.S.$ 222 billion	U.S.$ 218 Billion	U.S.$ 467 billion	U.S.$ 434 billion	U.S.$ 418 billion	U.S.$ 352.8 billion	U.S.$ 346.3 billion	U.S.$ 333.4 billion
GDP per capita (PPP)	U.S.$ 41,068	U.S.$ 40,445	U.S.$ 40,045	U.S.$ 47,319	U.S.$ 44,695	U.S.$ 43,407	U.S.$ 67,671.4	U.S.$ 67,166	U.S.$ 65,415
GDP growth rate (PPP)	1.22%	1.49%	0.27%	7.71%	3.82%	3.15%	1.86%	3.89%	2.38%
GDP growth rate per capita (PPP)	1.51%	1.02%	-0.19%	5.87%	2.97%	2.31%	0.75%	2.68%	1.21%
Inflation rate	0.42%	0.96%	1.93%	0.43%	0.50%	0.14%	2.30%	2.07%	2.04%
Yield on long-term government debt[15]	0.83%	0.65%	2.15%	0.99%	0.93%	2.52%	1.48%	1.77%	2.94%
Rating of long-term government debt[16]	AAA/ Aaa	AA+/Aaa	AAA/Aaa	AAA/ Aaa	AAA\Aaa	AAA\Aaa	AAA/ Aaa	AAA/ Aaa	AAA/ Aaa
Consumer confidence index[17]	2.4	4.4	7.2	98.6	99.0	104.8
Unemployment rate[18]	9.49%	8.5%	8.0%	7.73%	8.0%	8.0%
Change in consumer expenditure[19]	-1.4%	-4.9%	0.9%	4.00%	3.4%	2.5%
Exchange rate of local currency to U.S.$ as of December 31[20]	U.S.$ - Euro 1.0906	U.S.$ - Euro 1.216	U.S.$ - Euro 1.377	U.S.$ - SEK 0.1187	U.S.$ - SEK 0. 128	U.S.$ - SEK 0.154	NOK – U.S.$ 0.1134	NOK – U.S.$ 0.1343	NOK – U.S.$ 0.1645

14 Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2015. It is noted that the International Monetary Fund data for 2015 are projections by the International Monetary Fund as of October 2015. In addition, the product data presented for the years 2013-2015, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2015 prices.

15 According to the European Central Bank ("ECB") (www.ecb.int), with respect to 10-year debentures as of December 31, 2015 and based the data of the FRED website.

16 According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).

17 According to Trading Economics data (www.tradingeconomics.com).

18 According to IMF data (www.imf.org).

19 According to Trading Economics data (www.tradingeconomics.com).

20 According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2013, December 31, 2014 and December 31, 2015.

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Additional macro-economic data

In 2015, the macro-economic environment in Sweden, Estonia and Denmark remained strong or relatively strong, while market conditions in Finland remained challenging and the economy in Norway was affected by the reduction in oil prices.

In the reporting period, the consumer confidence index remained relatively stable in all countries in which CTY operates: in Finland, Sweden and Denmark this index remained positive, while in Norway and Estonia it remains slightly negative.

During the reporting period, the growth rate of retail sales, an index that affects CTY's activity, was particularly high in Estonia and Sweden, positive in Norway and Denmark, but somewhat negative in Finland. Furthermore, during the period the consumer price index (which is another index that affects CTY's activity) remained almost unchanged from the previous year in the countries in which CTY operates, with the exception of Norway, where positive inflation was recorded. In addition, all countries in which CTY operates recorded a low average unemployment rate relative to the average unemployment rate in the Eurozone.

8.4.	Aggregate data about the field of operation

The tables below provide data about CTY's income-producing properties. The data in section 8.4 below do not include data for Kista Galeria 9, which is jointly-controlled and is presented according to the equity method.

The data in section 8.4 below are presented in Swedish Krona for Sweden and in Norwegian Krone for Norway, representing the commercial currency in Sweden and Norway, respectively.

8.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of CTY's income-producing properties as of December 31, 2015 and 2014 (in square meter thousands):

		As of December 31
		2015		2014
Region	Total GLA of income- producing properties		As a percentage of total property GLA		As a percentage of total property GLA
Finland	Consolidated	466		546
	Company's share	202	37.7%	234	58.5%
Sweden	Consolidated	222		259
	Company's share	96	17.9%	111	27.8%
Norway	Consolidated	421		-
	Company's share	183	33.9%	-	-
Other(*)	Consolidated	132		128
	Company's share	57	10.5%	55	13.7%
Total	Consolidated	1,241		933
	Company's share	538	100%	400	100%

(*) The reference to "Other" in section 8.4 includes Estonia and Denmark, consolidated.

29 Kista Galeria, in which CTY holds 50%, is located in Stockholm, Sweden, and has an area of 95.3 thousand square meters. As of December 31, 2015, the fair value of the property was EUR 630.9 million.

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8.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of CTY's income-producing properties as of December 31, 2015 and December 31, 2014:

Region	Fair value of income- producing properties	As of December 31
		2015		2014
			As a percentage of total property value		As a percentage of total property value
Finland (in EUR thousands)	Consolidated	1,633,830	40.2%	1,656,303	60.9%
	Company's share	708,597		709,435
Sweden (in SEK thousands)	Consolidated	6,790,743	18.2%	6,717,270	26.3%
	Company's share	2,945,166		2,877,170
Norway (in NOK thousands)	Consolidated	12,779,686	32.7%	-	-
	Company's share	5,542,589		-
Other (in EUR thousands) (*)	Consolidated	362,358	8.9%	349,371	12.8%
	Company's share	157,156		149,644
Total (in NIS thousands)	Consolidated	17,267,302	100%	12,854,738	100%
	Company's share	7,488,882		5,505,996

(*)	The data in section 8.4 which refer to "other" are presented in Euro, which is the commercial currency for the majority of the properties in this region. The data include also properties in this region with a different principal commercial currency, and for which the currency was converted to Euro according to the average exchange rate in the period with respect to balance sheet data and according to the known exchange rate at the end of the period with respect to results data.

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8.4.3.	NOI

The table below provides data about CTY's NOI for 2015, 2014 and 2013:

Region	NOI	2015		2014		2013
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland (in EUR thousands)	Consolidated	96,921	48.6%	102,978	60.8%	103,536	61.3%
	Company's share	41,616		44,266		47,131
Sweden (in SEK thousands)	Consolidated	371,637	19.9%	353,865	23.0%	343,477	23.5%
	Company's share	139,413		161,805		169,438
Norway (in NOK thousands)(*)	Consolidated	329,139	18.4%	-	-	-	-
	Company's share	115,434		-		-
Other (in EUR thousands)	Consolidated	26,171	13.1%	27,495	16.2%	25,634	15.2%
	Company's share	11,237		12,572		12,645
Total (in NIS thousands)	Consolidated	859,214	100.0%	803,789	100.0%	809,720	100.0%
	Company's share	347,996		352,429		378,577

(*)	Relates to NOI in respect of the activity in Norway as from July 1, 2015.

8.4.4.	Revaluation gains (losses)

The table below provides data about CTY's revaluation gains (losses) for the years 2013-2015:

Region	Revaluation gains (losses)	2015		2014		2013
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Finland (in EUR thousands)	Consolidated	(37,081)	(504.8%)	(15,762)	(100.7%)	2,256	8.7%
	Company's share	(15,922)		(10,085)		(1,744)
Sweden (in SEK thousands)	Consolidated	370,509	539.3%	121,274	85.1%	69,678	30.8%
	Company's share	159,088		55,453		34,372
Norway (in NOK thousands)(*)	Consolidated	1,411	2.1%	-	-	-	-
	Company's share	606		-		-
Other (in EUR thousands)	Consolidated	4,655	63.4%	18,087	115.6%	15,770	60.5%
	Company's share	1,999		8,270		7,779
Total (in NIS thousands)	Consolidated	31,646	100.0%	74,816	100.0%	125,820	100.0%
	Company's share	13,588		20,451		62,067
(*)	In respect of revaluation gains in Norway, relating to the period from July 1, 2015.

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8.4.5.	Average rent per square meter

The table below provides data about CTY's average monthly rent per square meter for 2015 and 2014:

	For the year ended December 31
Region	2015	2014
Finland (in EUR)	24.1	22.6
Sweden (in SEK)	201.4	181.7
Norway (in NOK)	192.8	-
Other (in EUR)	20.4	21.0

8.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of CTY's properties as of December 31, 2015, and average occupancy rates for the years 2015 and 2014:

Region	As of December 31, 2015	For the year ended December 31, 2015(*)	For the year ended December 31, 2014(*)
Finland	94.8%	95.3%	95.0%
Sweden	96.2%	96.0%	95.1%
Norway	98.6%	***	-
Other	99.4%	98.5%	99.3%
(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.
(**)	The properties in Norway were acquired in July 2015. Accordingly, this figure is irrelevant

8.4.7.	Number of income-producing properties

The table below provides data about the number of CTY's income-producing properties as of December 31, 2015 and 2014:

	For the year ended December 31
Region	2015	2014
Finland	28	43
Sweden	9	11
Norway	20	-
Other	4	4
Total	61	58

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8.4.8.	Average yields

The table below provides data about CTY's actual average yields as of December 31, 2015 and 2014 (based on property value at the end of the year):

	For the year ended December 31
Region	2015	2014
Finland	5.8%	6.2%
Sweden	5.6%	5.6%
Norway	5.4%	-
Other	7.6%	8.2%

8.5.	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2016	Quarter 1	95,230	3,968	958	102
	Quarter 2	63,661	2,653	338	62
	Quarter 3	67,757	2,823	200	51
	Quarter 4	60,993	2,541	262	55
	2017	220,521	9,188	723	185
	2018	194,389	8,100	617	166
	2019	162,587	6,774	459	139
	2020 and thereafter	381,456	15,894	657	382
	Total	1,246,594	51,941	4,214	1,142

(*)	The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

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8.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about CTY's properties that were classified as investment properties under construction in the Company's financial statements:

		For the year ended December 31
Region	Parameters	2015	2014	2013
Finland	Number of properties under construction at the end of the period	1	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	4.2	34.0	34.0
	Total costs invested in the current period (consolidated) (in EUR thousands)	13,336	25,325	16,000
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	27,317	55,482	26,909
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	24,400	15,275	22,000
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	24,400	15,275	38,000
	Percentage of the GLA under construction with respect to which lease agreements have been signed	100%	80%	51%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	-	2,836	787

(*)	CTY has entered into an agreement for the sale of the property upon completion of its construction,

8.7.	Aggregate data about plots of land in the field of operation

As of December 31, 2015 and 2014, CTY did not own plots of land for investment.

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8.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by CTY in 2015 and 2014:

			For the year ended December 31,
Region			2015	2014	2013
Finland	Properties sold	No properties were sold in the period	19	11	4
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	98,000	17,400	40,116
		Area of properties sold during the period (consolidated) (in square meter thousands)	73.9	25.5	24.6
		NOI of properties sold (consolidated) (in EUR thousands)	5,500.0	1,113.0	2,160.2
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	(8,815)	103	(204)
	Properties acquired	Number of properties acquired during the period	-	-	-
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	-	-	-
		NOI of properties acquired (consolidated) (in EUR thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	-	-
Sweden	Properties sold	Number of properties sold during the period	3	-	3
		Proceeds from the realization of properties sold during the period (consolidated) (in SEK thousands)	467,640	-	170,039
		Area of properties sold during the period (consolidated) (in square meter thousands)	37.4	-	21
		NOI of properties sold (consolidated) (in SEK thousands)	57,700	-	3,322
		Profit (loss) recorded from the sale of properties (consolidated) (in SEK thousands)	(78,000)	-	1,092
	Properties acquired	Number of properties acquired during the period	-	-	-
		Cost of properties acquired during the period (consolidated) (in SEK thousands)	-	-	-
		NOI of properties acquired (consolidated) (in SEK thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	-	-
Other	Properties sold	Number of properties sold during the period	-	1	-
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	-	12,500	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	8	-
		NOI of properties sold (consolidated) (in EUR thousands)	-	1,108	-
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	-	883	-

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8.9.	Human capital

8.9.1.	As of December 31, 2015, CTY (and its wholly-owned subsidiaries) has 318 employees (151 employees in 2014), as follows: Norway – 172 employees; Finland – 82 employees; Sweden – 51 employees; Estonia – 9 employees; Netherlands – 3 employees; Denmark – 1 employee.

The said employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to their corporate rank position. Officers and key employees are also entitled to long-term stock-based compensation, inter alia, as detailed below.

8.9.2.	CTY’s share-based compensation plans

(a) 2011 option plan

In May 2011, CTY's Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 7.25 million options (that after adjustments, including in respect of the rights offering by CTY in the reported year, are convertible into 14.6 million shares of CTY). The 2011 option plan requires, inter alia, each of the allottees to purchase shares in CTY with 25% of their revenues from exercise of the options (up to share interests in the amount of the employee's annual salary), and to hold these throughout their employment period or while their agreement with CTY is in effect. As of December 31, 2015, share options are outstanding that are exercisable into 12.5 million CTY shares under this plan.

(b) 2015 performance share plan

In February 2015, CTY's Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 3.8 million shares (including a component that would be paid in cash, and that is intended to cover the tax costs levied on the employee when receiving the compensation). The plan comprises three periods for the purpose of measuring employee performance: 2015 to 2017, 2016 to 2018 and 2017 to 2019, where at the beginning of each period CTY's Board of Directors will decide the performance goals and criteria for receiving compensation for that period. In general, no compensation will be paid to employees who had ended their employment in CTY during the period.

(c) 2015 restricted share plan

In February 2015, CTY's Board of Directors approved another compensation plan for a limited group of its key employees and those of its subsidiaries, up to a scope of 500 thousand shares (including a component that would be paid in cash, and that is intended to cover the tax costs levied on the employee when receiving the compensation). The plan allows CTY to allot to the said key employees, in the years 2015 to 2017, restricted share units which are exercisable into a combination of shares of CTY and cash and have a vesting period of two or three years.

For additional details regarding CTY's compensation plans, refer to Note 9f4 to the financial statements.

8.10.	Credit and financing

During the reporting period, CTY continued implementing its strategy of strengthening its balance sheet and its financial position, reducing its financing costs and extending the repayment dates of its debt and has taken several measures, primarily in connection with the acquisition of Sektor and its refinancing

The acquisition of Sektor was financed primarily by means of a rights offering in the amount of EUR 604 million, one-year bridging loans in the aggregate amount of EUR 400 million repaid in 2015, as well as the obtaining of waivers from banks, pursuant to which all of the credit facilities that had been extended in favor of Sektor, in the amount of EUR 671 million, will be made available to CTY for an additional year, commencing on the date of completion of the transaction.

Additionally, as part of the completion of the transaction for the acquisition of Sektor, CTY carried out a refinancing of secured debentures that were issued by Sektor and of its own bank financing, as described in this section below.

8.10.1.	Credit rating – The debentures of CTY are rated BBB (Stable Outlook) by Standard & Poor's and in January 2016 Moody's raised the debt rating of CTY from Baa2 (Stable Outlook) to Baa1 (Stable Outlook).

8.10.2.	Share capital issuances – In July 2015, CTY raised capital, by way of rights offering involving the issue of CTY shares representing 50% of CTY's share capital (prior to the issuance), in the amount of EUR 604 million (reflecting a price per share of EUR 2.05) to finance the acquisition of Sektor, as provided in section 8.1 above. For additional details regarding the rights offering, including the Company's participation of EUR 261 million, refer to Note 9f to the financial statements.

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8.10.3.	Additional financing obtained from financial institutions - As of December 31, 2015, CTY and its wholly-owned subsidiaries have long-term loans (including current maturities) in a total amount of EUR 104 million (NIS 442 million), as well as an unsecured revolving credit facility in the amount of EUR 500 million (NIS 2.1 billion, of which EUR 169 million was utilized as of the date of the report). The revolving credit facility was granted for a period of five years and may be renewed for two additional periods of one year each, subject to the bank's consent. In addition, CTY has additional credit facilities in the amount of EUR 18 million.

Furthermore, as part of the rescheduling of the financial debt of Sektor, in December 2015 CTY entered an agreement with two banks for a loan in the amount of NOK 1.3 billion (EUR 140 million, of which NOK 300 million was extended as a credit facility, which as of December 31, 2015 was utilized in full). The facility is designated to refinance an existing debt of Sektor in the same amount. The aforesaid loan is for a period of 5.5 years and may be extended by an additional year, subject to the approval of the financing banks.

In addition, CTY has commercial securities from financial institutions in the amount of EUR 167 million, which are repayable within a year.

8.10.4.	Debentures - As of December 31, 2015, CTY has unsecured debentures of par value EUR 1,564 million (of which debentures of par value EUR 572 million were issued in 2015). The debentures bear interest at an annual rate ranging between 2.375% and 4.25% and are redeemable in between 2017 and 2024. For the debenture ratings, refer to section 8.10.1 above.

Within the framework of the completion of the Sektor acquisition transaction, CTY refinanced, by way of early redemption, secured debentures in the amount of EUR 222 million that had been issued by Sektor.

In lieu of the redeemed financing, CTY issued unsecured debentures in the aggregate amount of NOK 2.65 billion (EUR 300 million) as well as unsecured debentures in the amount of EUR 300 million.

For additional information on the debentures of CTY, including debentures issued in the reporting period (among which are debentures issued to finance the acquisition of Sektor), refer to Note 20e to the financial statements.

8.10.5.	Summary of balances:

The following table presents unsecured long-term credit and loans (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2015:

	Balance (EUR in millions)	Weighted interest rate (*)	Average repayment period (years) (**)
Loans at variable interest – NOK not secured	77.6	2.00%	6.0
Loans at variable interest – NOK secured	135.4	2.50%	5.5
Loans at variable interest – SEK	91.9	0.90%	5.0
Debentures at fixed interest – EUR	1,276.8	3.14%	5.8
Debentures at variable interest - NOK	129.3	2.70%	5.2
Debentures at fixed interest - NOK	144.8	3.90%	9.5
Total	1,855.8
(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit principal.

8.10.6.	Financial covenants

Some of the unsecured loans, debentures and credit facilities granted to CTY and its wholly-owned subsidiaries in the ordinary course of business require compliance with financial and other covenants. For details regarding the financial covenants, refer to Notes 20d4 and 22e to the financial statements.

As of December 31, 2015 and immediately prior to the approval date of this report, CTY and its subsidiaries are in compliance with all the specified covenants.

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9.	Acquisition, development and management of shopping centers in Central and Eastern Europe

9.1.	General

In Central and Eastern Europe, the Company operates mainly through ATR, which is incorporated in Jersey Island and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, and manager of retail shopping centers of different sizes in Central and Eastern Europe, primarily in Poland, the Czech Republic, Slovakia and Russia as well as in Hungary, Romania, and Latvia. As of December 31, 2015 it owns 77 income-producing properties with a GLA of 1.2 million square meters and plots of land for investment.

As of December 31, 2015, the Company owned 54.9% of ATR's issued share capital and voting rights (54.5% in full dilution).

In January 2015, the Company increased its interests in ATR through the purchase of 52 million shares (that represented 13.9% of ATR's share capital) from CPI in consideration for EUR 229 million, following which the Company gained control of ATR (prior to the aforesaid acquisition, ATR was jointly controlled by the Company and CPI), and starting in the first quarter of 2015 the Company consolidates ATR's financial statements (for additional details, refer to Note 9c to the financial statements).

Most of ATR's properties are anchored by supermarkets and retail properties which cater to the daily needs of the consumers. ATR manages all (but 2) of its properties.

A significant portion of ATR's lease agreements are with international retail chains. Most of the lease agreements that ATR enters into are linked to various consumer price indices and 85% (in terms of rental income) are denominated in Euro. Some of the lease agreements include provisions whereby the rent is raised as the tenant's income increases.

During the reporting period, ATR continued to realize its strategy of boosting its property portfolio with emphasis on larger and more dominant shopping centers in the principal markets in which it operates, by acquiring substantial investment properties and selling properties that do not meet the aforesaid criteria (mainly small shopping centers).

Within this framework, commencing in January 2015 through to the date of approval of this report, ATR has completed the sale of 87 small retail properties across the Czech Republic, with an aggregate area of 280 thousand square meters for a total consideration of EUR 185.6 million.

9.2.	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2015, 2014 and 2013 (in NIS thousands and in EUR thousands):

	In NIS thousands			In EUR thousands
	For the year ended
	31.12.2015	31.12.2014	31.12.2013	31.12.2015	31.12.2014	31.12.2013
Total rental income (consolidated)	1,192,081	1,372,012	1,345,381	276,260	288,959	280,486
Gains (losses) from revaluations (consolidated)	(447,662)	(803,160)	(102,107)	(104,665)	(168,077)	(21,287)
Operating profit (consolidated) (**)	631,877	755,748	742,866	146,274	159,213	154,873
Same property NOI (consolidated)	708,602	872,403	-	164,240	183,752	-
Same property NOI (Company's share)	383,878	346,873	-	88,977	73,061	-
Total NOI (consolidated)	834,263	968,736	915,348	193,341	204,034	190,833
Total NOI (Company's share)	451,953	385,166	330,853	104,741	81,127	68,977
(*)	Comparative figures for 2014 and 2013 have been adjusted to reflect the data of ATR under full consolidation, as presented as of December 31, 2015 and for the year ended on said date.
(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains (losses).

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9.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of ATR's main operating regions:

Macro- economic parameters	Poland			Czech Republic			Russia
	For the year ended December 31
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross domestic product (PPP)	U.S.$ 1,003.456 billion	U.S.$ 941 billion	U.S.$ 897 billion	U.S.$ 331.4 billion	U.S.$ 300 billion	U.S.$ 288 billion	U.S.$ 3,473.8 billion	U.S.$ 3,559 billion	U.S.$ 3,492 billion
GDP per capita (PPP)	U.S.$ 26,402.84	U.S.$ 24,429	U.S.$ 23,273	U.S.$ 31,479.7	U.S.$ 28,446	U.S.$ 27,347	U.S.$ 23,744	U.S.$ 24,764	U.S.$ 24,298
GDP growth rate (PPP)	6.64%	4.98%	3.07%	10.48%	4.21%	0.54%	-2.39%	1.92%	2.81%
GDP growth rate per capita (PPP)	8.08%	4.97%	3.08%	10.66%	4.02%	0.44%	-4.12%	1.92%	2.52%
Inflation rate	0.06%	0.00%	0.70%	0.50%	1.40%	1.40%	13.50%	8.30%	6.47%
Yield on long-term government debt(**)	2.94%	2.55%	4.42%	0.55%	0.47%	2.34%	9.74%	14.09%	7.71%
Rating of long-term government debt(***)	BBB+/A2	A-/A2	A-/A2	AA-/A1	AA-/A1	AA-/A1	BB+/Ba1	BB+/Baa3	BBB/Baa1
Exchange rate of U.S.$ to local currency as of December 31(****)	PLZ- U.S.$ 0.2554	PLZ- U.S.$ 0.283	PLZ- U.S.$ 0.332	CZK- U.S.$ 0.0404	CZK- U.S.$ 0.044	CZK- U.S.$ 0.050	RUB- U.S.$ 0.0136	RUB- U.S.$ 0.018	RUB- U.S.$ 0.030

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2015. It is noted that the data of the International Monetary Fund for 2015 in relation to Poland and the Czech Republic are projections by the International Monetary Fund as of October 2015. The data of the International Monetary Fund for 2015 in relation to Russia have been updated to December 31, 2015. In addition, the product data presented for the years 2013-2015, which are taken from a publication of the International Monetary Fund for 2013, are in terms of 2015 prices.
(**)	With respect to Poland and the Czech Republic – according to ECB publication, based on 10-year debentures as of December 31, 2015; with respect to Russia – according to Investing.com publication, based on 10-year debentures as of December 2015.
(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2013, December 31, 2014 and December 31, 2015.

Additional macro-economic data

As a rule, during the year ATR witnessed the continuance of the trends that were recorded in 2014, alongside greater diversity among the core markets of ATR in Poland, the Czech Republic and Slovakia on the one hand and the markets in Russia on the other hand. The core markets of ATR recorded strong local demands on the backdrop of improved employment rates and low inflation rates. In opposition, in Russia, the geopolitical situation, the economic sanctions and the unpredictability of oil prices translated into the devaluation and fluctuation of the currency, a high rate of inflation and a corresponding reduction in retail sales and negative growth in 2015.

Projected growth in the core markets of ATR in 2016, as per the report of the International Monetary fund (IMF) is 3.5% in Poland, 2.6% in the Czech Republic and 3.6% in Slovakia. In opposition, the recession in Russia is expected to persist in 2016, with a negative GLP growth projection of 1%.

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As regarding Poland, over the past decade Poland has presented a GLP growth of 4.15% and its economy has grown at a rate of 20% over the past seven years. To date, Poland continues to enjoy solid macroeconomic foundations, which are supported by good local demands and macroeconomic stability. The effect of the political changes since the replacement of the government in October 2015 is still being examined and ATR believes that it is too soon to determine its implications in the medium and the long term. In January 2016, Fitch ratified its A- (Stable) rating of Poland, whereas Standard and Poor's lowered the rating by one notch to BBB+ (negative).

9.4.	Aggregate data about the field of operation

The tables below provide data about ATR's income-producing properties: As aforesaid in section 9.1 above, starting in the first quarter of 2015, the Company consolidates the financial statements of ATR. Until said date, the Company had held joint control in ATR and presented ATR in its financial statements using the equity method. Accordingly, in order to facilitate the comparability of data over the periods that are presented in this section below, the data included in this section, including in respect of 2013 and 2014, include ATR's data in full (despite the fact that in 2013 and 2014 ATR was presented by the equity method).

The financial data that are presented in the tables of this section in relation to the Czech Republic and "other" have been restated in Euro, which is the most material commercial currency in said areas. These data also include non-material properties in areas with a principal commercial currency other than the Euro, which have been translated into Euros at the average exchange rate for the period.

The data presented in section 9.4 below do not include jointly controlled properties.

9.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of ATR's income-producing properties as of December 31, 2015 and 2014 (in square meter thousands):

Region	Total GLA of income- producing properties	As of December 31
		2015		2014
			As a percentage of total property GLA		As a percentage of total property GLA
Poland	Total GLA owned by ATR	536	45.0%	519	38.0%
	Company's share	293		214
Czech Republic	Total GLA owned by ATR	173	14.5%	365	26.7%
	Company's share	95		150
Russia	Total GLA owned by ATR	241	20.2%	241	17.6%
	Company's share	132		99
Other(*)	Total GLA owned by ATR	241	20.3%	241	17.7%
	Company's share	132		99
Total	Total GLA owned by ATR	1,191	100.0%	1,366	100.0%
	Company's share	652		562

(*)	The reference to "other" in section 9.4. includes ATR's properties in Slovakia, Hungary, Romania and Latvia.

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9.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of ATR's income-producing properties as of December 31, 2015 and 2014:

Region	Fair value of income- producing properties	2015		2014
			As a percentage of total property value		As a percentage of total property value
Poland (in EUR thousands)	Consolidated	1,536,438	60.6%	1,473,717	56.9%
	Company's share	844,166		606,789
Czech Republic (in EUR thousands)	Consolidated	429,271	16.9%	490,542	18.9%
	Company's share	235,854		201,976
Russia (in EUR thousands)	Consolidated	275,286	10.9%	369,346	14.3%
	Company's share	151,250		152,075
Other (in EUR thousands)	Consolidated	295,801	11.6%	293,710	9.9%
	Company's share	162,522		120,932
Total (in NIS thousands)	Consolidated	10,773,265	100.0%	12,243,605	100.0%
	Company's share	5,919,158		5,041,188

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9.4.3.	NOI

The table below provides data about ATR's NOI for 2015, 2014 and 2013:

Region	NOI	2015		2014		2013
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Poland (in EUR thousands)	Consolidated	101,450	52.5%	91,513	44.9%	79,152	41.5%
	Company's share	54,959		36,386		28,610
Czech Republic (in EUR thousands)	Consolidated	28,581	14.8%	32,524	15.9%	34,135	17.9%
	Company's share	15,483		12,932		12,338
Russia (in EUR thousands)	Consolidated	38,744	20.0%	55,347	27.1%	52,978	27.8%
	Company's share	20,989		22,006		19,149
Other (in EUR thousands)	Consolidated	24,566	12.7%	24,652	12.1%	24,567	12.8%
	Company's share	13,308		9,802		8,880
Total (in NIS thousands)	Consolidated	834,263	100.0%	968,736	100.0%	915,348	100.0%
	Company's share	451,953		385,178		330,853

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9.4.4.	Revaluation gains (losses)

The table below provides data about ATR's revaluation gains (losses) for the years 2013-2015:

Region	Revaluation gains (losses)	2015		2014		2013
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Poland (in EUR thousands)	Consolidated	27,222	(50.2%)	(11,753)	12.5%	16,252	110.5%
	Company's share	14,747		(4,673)		5,874
Czech Republic (in EUR thousands)	Consolidated	17,113	(31.5%)	596	(0.6%)	(14,394)	(97.8%)
	Company's share	9,271		237		(5,203)
Russia (in EUR thousands)	Consolidated	(98,314)	181.2%	(77,236)	82.1%	37,190	252.8%
	Company's share	(53,261)		(30,710)		13,442
Other (in EUR thousands)	Consolidated	(283)	0.5%	(5,672)	6.0%	(24,337)	(165.5%)
	Company's share	(153)		(2,255)		(8,797)
Total (in NIS thousands)	Consolidated	(234,105)	100.0%	(446,592)	100.0%	70,564	100.0%
	Company's share	(126,824)		(177,569)		25,505

9.4.5.	Average rent per square meter

The table below provides data about ATR's average monthly rent per square meter for the years ended on December 31, 2015 and 2014 (in EUR):

	For the year ended December 31
Region	2015	2014
Poland (in EUR)	21.9	21.3
Czech Republic (in EUR)	17.5	10.5
Russia (in EUR)	20.2	28.2
Other (in EUR)	13.3	13.3

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9.4.6.	Average occupancy rates

The table below provides data about the occupancy rates in ATR's properties as of December 31, 2015 and the average occupancy rates in each of the years 2015 and 2014:

Region	As of December 31, 2015	For the year ended December 31, 2015(*)	For the year ended December 31, 2014(*)
Poland	96.5%	96.1%	96.7%
Czech Republic	97.2%	97.0%	95.8%
Russia	96.4%	96.9%	99.1%
Other	97.8%	97.2%	98.0%
(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

9.4.7.	Number of income-producing properties

The table below provides data about the number of ATR's income-producing properties as of December 31, 2015 and 2014 (assuming full consolidation):

	For the year ended December 31
Region	2015	2014
Poland	24	24
Czech Republic	17	94
Russia	7	7
Other	28	28
Total	76	153

9.4.8.	Average yields

The table below provides data about ATR's actual average yields as of December 31, 2015 and 2014 (based on property value at the end of the year):

	As of December 31
Region	2015	2014
Poland	6.5%	6.7%
Czech Republic	6.5%	7.5%
Russia	12.3%	12.5%
Other	8.3%	8.1%

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9.5.	Expected rental income from lease agreements entered into(*)(**)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (in NIS thousands)(*)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2016	Quarter 1	180,136	6,646	309	53
	Quarter 2	178,353	6,459	139	17
	Quarter 3	176,308	6,429	157	24
	Quarter 4	174,461	6,411	145	25
	2017	653,653	25,642	444	129
	2018	577,802	24,390	611	129
	2019	514,641	22,899	413	129
	2020 and thereafter	899,890	40,456	953	648
	Total	3,355,244	139,332	3,171	1,154
(*)	The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

9.6.	Aggregate data about properties under construction in the field of operation(*)

		For the year ended December 31
Region	Parameters	2015	2014	2013
Poland	Number of properties under construction at the end of the period	-	-	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	-	-	55
	Total costs invested in the current period (consolidated) (in EUR thousands)	-	-	42,405
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	-	-	90,388
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	-	-	24,637
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	-	-	24,637
	Percentage of the GLA under construction with respect to which lease agreements have been signed	-	-	96%
	Expected annual revenue from projects completed during the subsequent period and for which contracts were signed with respect to 50% or more of their GLA (estimate) (consolidated) (in EUR thousands) (**)	-	-	8,822
(*)	Properties under construction do not include properties under redevelopment and/or expansion.
(**)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

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9.7.	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about ATR's plots of land for investment as of December 31, 2015 and 2014(*):

		As of December 31
Region	Parameters	2015	2014
Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	103,295	100,459
	The total area of plots of land at the end of the period (in square meter thousands)	483	459
	Total construction rights on land, according to approved plans (in square meter thousands) (**)	241	241
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	3,987	3,927
	The total area of plots of land at the end of the period (in square meter thousands)	17	17
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	55,551	100,096
	The total area of plots of land at the end of the period (in square meter thousands)	1,305	1,342
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-
Other	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	124,187	124,677
	The total area of plots of land at the end of the period (in square meter thousands)	350	493
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-
(*)	The construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR's countries of activity.
(**)	In this section, "other" also includes lands in Turkey.

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9.8.	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2013, 2014 and in 2015:

			For the year ended December 31,
Region			2015	2014	2013
Poland	Properties acquired	Number of properties acquired during the period	-	1	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	-	118,281	146,012
		NOI of properties acquired (consolidated) (in EUR thousands)	-	8,313	9,555
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	41	33
Czech Republic	Properties acquired	Number of properties acquired during the period	-	1	-
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	-	80,749	-
		NOI of properties acquired (consolidated) (in EUR thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	20	-
	Properties sold	Number of properties sold during the period	77	-	3
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	83,229	-	107,019
		Area of properties sold during the period (consolidated) (in square meter thousands)	193	-	13
		NOI of properties sold (consolidated) (in EUR thousands)	8,030	-	7,865
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	(9,728)	-	(56)
Other	Properties sold	Number of properties sold during the period	-	5	1
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	-	71,382	203
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	484	2,242
		NOI of properties sold (consolidated) (in EUR thousands)	-	107	(38)
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	-	(2,901)	(25)

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9.9.	Human capital

9.9.1.	As of December 31, 2015, ATR (and its wholly-owned subsidiaries) has 351 employees (348 employees in 2014), as follows: management – 9 employees; operating department – 177 employees; development department – 18 employees; finance and administration – 97 employees; information systems department – 7 employees; legal department – 15 employees; other – 28 employees.

ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to corporate rank. ATR's officers are also entitled to long-term share-based compensation, as detailed below.

In January 2016, the Company and ATR entered into an agreement, under which the Company provides consulting services to ATR for a monthly consideration of EUR 10,000.

9.9.2.	ATR’s share-based compensation plans

(a) 2013 ESOP Plan

In May 2013, ATR adopted a share option plan for executive directors, key employees and consultants under which ATR may grant share options that are convertible into up to five million shares of ATR. In general, share options granted under the plan will vest in four equal annual batches, until ten years have elapsed from their grant date, at an exercise price to be decided according to the average ATR share price at the grant date. As of December 31, 2015, the ATR 2.2 million share options by virtue of the plan, exercisable at an average price per share of EUR 4.36.

(b) 2009 ESOP Plan

In 2009, ATR adopted an officers and employees’ share option plan (the scope of which was increased in 2010), under which ATR was entitled to grant to its key employees up to 8.5 million share options, mostly with a maximum exercise period of 5 years and subject to vesting periods of three years. As of December 31, 2015, 1.9 million share options granted to key employees under this plan have yet to be exercised. These are exercisable at an average price of EUR 3.21 per share. Following the adoption of the 2013 ESOP plan, no additional grants will be made under the 2009 ESOP plan.

(c) Restricted share plan

In May 2011, ATR's Board of Directors adopted a restricted share plan, which was amended in August 2015, that allows ATR's directors to choose to receive ordinary shares of ATR in lieu of the directors' compensation they are entitled to up to their annual compensation amount (and commencing in July 2015 – at a value of up to EUR 65 thousand), subject to the restrictions applicable to shareholding by the offerees. Shares will be allotted at a price per share calculated based on the share's price in the 30 trading days preceding the allotment.

(d) Long-term incentive plan

In August 2015, ATR updated an incentive plan for managers and key executives for the granting of rights to allocation of ATR shares, conditional upon the achievement of certain goals at the end of three years.

9.10.	Credit and financing

9.10.1.	Credit rating – ATR and its debentures are rated BBB- (Stable Outlook) by S&P and Fitch.

9.10.2.	Debenture repurchase – during the reporting period, ATR repurchased a total of EUR 81 million par value of debentures it issued in 2005, that mature in 2017- For further details, refer to Note 20f to the financial statements.

9.10.3.	Mortgages – ATR's mortgage-secured liabilities as of December 31, 2015 totaled EUR 162 million and as of December 31, 2014, EUR 374 million (including debentures in the amount of EUR 4 million).

9.10.4.	Additional financing obtained from financial institutions – In October 2015, ATR entered into an agreement with a syndicate of several banks for the provision of a 5-year credit facility (unsecured) in the amount of EUR 125 million (consisting of EUR 100 newly extended credit and EUR 25 representing an expansion to an existing credit facility). In addition, in October 2014 ATR was provided a revolving credit facility amounting to EUR 25 million, for a period of five years.

Additionally, in the reporting period, ATR voluntarily repaid a bank loan in the amount of EUR 105 million.

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9.10.5.	Debentures – As of December 31, 2015, ATR has debentures most of which are unsecured, of par value EUR 854 million (of which debentures of par value EUR 150 million were issued in 2015). The debentures bear fixed and variable interest at an annual rate ranging between 3.625% and 4% and are redeemable in between 2017 and 2022. For the debenture ratings, including the early redemption of the debentures by ATR in 2015, refer to section 9.10.1 above. For details regarding the debenture issuance, refer to Note 20f to the financial statements.

9.10.6.	The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2015:

	Balance (EUR in thousands)	Weighted interest rate (*) (EUR in thousands)	Average repayment period (years)(**)
Secured loans from financial institutions at fixed interest	48,052	3.10%	1.9
Secured loans at variable interest	110,480	4.10%	5.8
Secured debentures at variable interest	3,819	4.00%	1.6
Unsecured debentures at fixed interest(***)	850,432	3.76%	5.9
Total	1,012,783
(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit.

9.10.7.	Financial covenants

Some of the debentures, credit facilities and mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants.

As of December 31, 2015 and immediately prior to the approval date of this report, ATR is in compliance with all the specified covenants.

10.	Development and construction of residential projects

10.1.	General

In the reporting period, the Group engaged through Dori Group and its affiliates in the development and construction of residential projects in Israel and in Central and Eastern Europe, as well as in contractual works in Israel. In addition, Dori Group owns indirectly 9.6% of the issued share capital of Dorad Energy Ltd., which operates a private power station in the Ashkelon area which is fueled by natural gas and by oil as a backup.

Dori Group's activity involving the construction of projects is carried out mainly through Dori Construction Ltd., a public company whose securities are listed on the Tel Aviv Stock Exchange. As of December 31, 2015, Dori Group owned 83.46% of Dori Construction's issued share capital (89.13% in full dilution), and is its controlling shareholder.

As of the reporting period, Dori Group was owned through Gazit Development, with 84.9% of the share capital and voting rights in Dori Group.

In the reporting period, Gazit Development invested in Dori Group, including by way of participation in its capital issuance and the extension of credit facilities and loans, as set out in Note 9g to the financial statements.

In December 2015, Gazit Development published a full purchase offer for the acquisition, in cash, of the remaining shares in U. Dori Group that were not in its possession (including through companies that are wholly owned by Gazit). On January 11, 2016, Gazit Development announced that the purchase offer was rejected as the minimum threshold of response that is required by law for its completion was not achieved.

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On January 13, 2016, the Company issued notification of the announcement by Gazit Development's Board of Directors of its resolution to pursue the sale of up to the full interest, as above, of Gazit Development in Dori Group and on January 14, 2016 the entire holdings of Gazit Development (direct and indirect) in the shares of Dori Group were sold, primarily as part of an off-the-market transaction, for a total consideration of NIS 10.7 million; as of said date, it is no longer the controlling shareholder therein.

To the date of approval of the report, Gazit Development holds capital notes that it had been issued by U. Dori Group totaling NIS 495 million, some of which are convertible into shares of Dori. For details regarding the terms of the capital notes, refer to Note 9g to the financial statements.

Following the sale, starting in the first quarter for 2016, the activities of Dori Group that had previously represented an operating segment, are no longer consolidated by the Company in its financial statements. For additional details, see Note 9g to the financial statements. In light of the sale, the Company is in compliance with the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013.

It should be noted that, as a result of the discovery, as part of the preparation process of Dori Construction's financial statements for the second quarter of 2014, of a material deviation in the estimates of the expected costs and revenues of its projects, in a net amount of NIS 441 million, a part of which should have been reflected in prior reporting periods, the Company, Dori Group and Dori Construction have restated their financial statements for prior reporting periods. It is further noted that in May 2014 Dori Group adjusted its financial statements as of 2013 by way of restatement, following the correction of an error in the estimate of the expected costs and the profit deriving thereof in several of Dori Construction's projects under construction.

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11.	Supplementary activities of the Company that do not comprise a separate segment

11.1.	Gazit Development

11.1.1.	The Company has been operating in Israel in the shopping center sector through the subsidiary Gazit Development, of which the Company owns 84.7% (75% on a fully diluted basis)[24]. As of December 31, 2015, Gazit Development owns 10 income-producing properties, one investment property under development and a number of plots of land for investment in Israel[25]. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land for investment in Bulgaria and in Macedonia[26] ("Gazit Development (Bulgaria)").

Until January 14, 2016, Gazit Development had held 84.9% of the share capital and voting rights in U. Dori Group as well as permanent capital notes (for additional details regarding the capital note, refer to Note 9g to the financial statements). For details regarding the investment by Gazit Development in U. Dori Group in the reporting period as well as with respect to the sale of all the shares of U. Dori Group that were held by Gazit Development, refer to section 10 above.

It is clarified that the data in this section 11.1 do not include the activity of U. Dori Group.

For details regarding the shareholders' agreement pertaining to Gazit Development, refer to section 23.6 below.

11.1.2.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics (*)of Israel, where Gazit Development conducts most of its operations:

Macro-economic parameters	Israel
	As of December 31,
	2015	2014	2013
Gross domestic product (PPP)	U.S.$ 282 billion	U.S.$ 268 billion	U.S.$ 258 billion
GDP per capita (PPP)	U.S.$ 33,658	U.S.$ 33,352	U.S.$ 32,717
GDP growth rate (PPP)	5.13%	4.18%	4.79%
GDP growth rate per capita (PPP)	0.92%	1.94%	2.53%
Inflation rate(**)	0.67%	-0.2%	1.8%
Yield on long-term government debt(***)	2.20%	1.48%	2.60%
Rating of long-term government debt(****)	A+/A1	A+/A1	A+/A1
Exchange rate of local currency to U.S.$ as of December 31(*****)	NIS – U.S.$ 0.256	NIS – U.S.$ 0.257	NIS – U.S.$ 0.288
(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2014. 2015 It is noted that the International Monetary Fund data for 2015 have been updated to December 31, 2015. In addition, the product data presented for the years 2013-2015, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2015 prices.
(**)	According to publications of the Central Bureau of Statistics.
(***)	According to Bank of Israel data with respect to long-term government debentures (www.bankisrael.com).
(****)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
(*****)	According to Bank of Israel data. Representative exchange rate as of December 31, 2013, December 31, 2014 and December 31, 2015.

[24]	It is noted, that in March 2015 the Company and Ronen Ashkenazi Holdings Ltd., the other shareholder in Gazit Development, entered into an agreement with Citigroup Global Markets Limited, to review strategic alternatives for the operation of Gazit Development's income-producing properties and land for development or their interests therein. Following the consideration of several offers that were received during the period and that did not meet the terms of the Company, it was decided to discontinue the sale process.
[25]	Gazit Development also owns 26% of an income-producing property in Israel
[26]	Gazit Development's properties in Bulgaria and Macedonia are owned through wholly-owned subsidiaries (with the exception of two properties in which it owns 75% and 50%, respectively, while the remainder is owned by third parties).

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11.1.3.	Principal aggregate data about Gazit Development's properties

The table below provides principal data about Gazit Development's income-producing property:

	As of December 31
	2015	2014
Total GLA of income-producing properties (consolidated) (in square meter thousands)	129	131
Total GLA of income-producing properties (Company's share) (in square meter thousands)	109	111
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,443,568	2,462,577
Fair value of income-producing properties (Company's share) (in NIS thousands)	2,068,480	2,084,571
NOI of the properties (consolidated) (per year, in NIS thousands)(*)	151,968	161,784
NOI (Company's share) (per year, in NIS thousands)(*)	128,641	134,341
Revaluation gains (consolidated)	17,964	77,330
Revaluation gains (Company's share)	15,207	65,460
Average monthly rent per square meter (in NIS)	101.3	101.3
Actual average occupancy rate(**)	For 2015: 95.3%	For 2014: 97.5%
	As of December 31, 2015: 96.9%	As of December 31, 2014: 97.5%
Number of income-producing properties	11	11
Actual average yields according to value at the end of the year	6.2%	6.9%
(*)	In 2013, the NOI of the field of operation properties amounted to a total of NIS 158,788 thousand (consolidated) and NIS 122,068 thousand (the Company's share).
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.1.4.	Expected rental income from lease agreements entered into(*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2015	171,139	70	10
2016	175,792	51	4
2017	177,389	68	5
2018	179,236	97	18
2019 and thereafter	1,635,297	385	89
Total	2,338,853	671	126
(*)	Assuming exercise of the lease agreement extension options by the tenants.

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11.1.5.	Aggregate data about investment properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development's investment properties in Israel that were classified as investment properties under construction in the Company's financial statements:

	For the year ended December 31
	2015	2014	2013
Number of properties under construction at the end of the period	1	2	2
Total GLA under construction (planned) at the end of the period (in square meter thousands)	5	13	12
Total costs invested in the current period (consolidated) (in NIS thousands)	18,702	33,416	51,603
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	76,000	125,396	75,511
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	8,824	64,930	50,000
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)(*)	8,824	64,930	108,550
Percentage of the GLA under construction with respect to which lease agreements have been signed	0.0%	45.0%	24%
Expected annual revenue (estimate) (consolidated) (in NIS thousands)(*)	-	-	-
(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements have been signed with respect to 50% or more of their total GLA.

11.1.6.	Aggregate data about Gazit Development's plots of land for investment

The table below provides aggregate data about Gazit Development's plots of land for investment in Israel (that are classified in the Company's financial statements as investment property):

For the year ended December 31
	2015	2014
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel –168,104 Bulgaria and Macedonia – 210,233	Israel –201,808 Bulgaria and Macedonia – 231,062
The total area of plots of land at the end of the period (in square meter thousands)	Israel –31 Bulgaria and Macedonia – 234	Israel –35 Bulgaria and Macedonia –227
Total construction rights on land according to approved plans (in square meter thousands)	Israel –35 Bulgaria and Macedonia – 196	Israel –41 Bulgaria and Macedonia – 382

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11.1.7.	Acquisition and sale of properties

In 2015, Gazit Development sold one property with an area of 11 square meters in consideration of NIS 172 million.

Through the years 2013 to 2014 Gazit Development did not acquire or sell properties.

11.1.8.	Human capital

As of December 31, 2015, Gazit Development (and its wholly-owned subsidiaries) has 71 full-time employees (69 employees in 2014), as follows: headquarters – 31 employees; property management – 19 employees; operation – 21employees.

The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management's discretion.

In the reporting period, the Company and Gazit Development entered into a service agreement, under which the Company provides management services to Gazit Development for a monthly consideration of NIS 60 thousand, with effect from September 201510.

11.1.9.	Shareholders' agreement with respect to Gazit Development

In May 2006, the Company entered into a series of agreements with Mr. Ronen Ashkenazi and a company controlled by him ("Ashkenazi Company"), that regulate the parties' rights and liabilities with respect to their holding in Gazit Development. As of December 31, 2015, the Company owns 84.65% of Gazit Development's share capital (75% on a fully diluted basis), and Ashkenazi Company owns 15.35% of its issued capital (25% on a fully diluted basis; as specified in section 11.1.9 above).11

For the Company's rights and liabilities with respect to the provision of financing to Gazit Development, refer to section 11.1.9 above.

According to the Shareholders' Agreement between the parties (as amended in October 2014), Gazit Development's Board of Directors shall comprise three to six members, as determined by the Company, while Ashkenazi Company shall have the right to appoint one director. Certain decisions made by the general meeting of Gazit Development's shareholders and its Board of Directors (with regard to the amendment of the Articles of Association in a manner that compromises the shareholders' rights, the amendment of the rights attached to Gazit Development’s shares, its liquidation and a decision to issue its convertible shares or securities on a stock exchange), shall be made by a special majority of 86% of those present and voting.

In addition, in January 2013, Gazit Development and Ashkenazi Company signed a management agreement, which took effect retroactively from January 2012, pursuant to which Mr. Ronen Ashkenazi is to provide Gazit Development with management services for a period of five years (this agreement replaced a previous agreement between the parties). Under this agreement, Mr. Ashkenazi provided his services as CEO also to Dori Group until November 2014.

11.1.10.	Credit and financing

Gazit Development finances its investments in properties through Company financing (including in accordance with the Company's undertakings under the agreement for the establishment of Gazit Development, as referred to below; the "Founders Agreement") and through financial institutions.

(a) Perpetual capital – During March 2016, Gazit Development extended the Company an interest yielding perpetual capital note, in the amount of NIS 375 million, convertible to Gazit Development shares. Additionally, the Company, a company controlled by Mr. Ronen Ashkenazi (which holds 15.3% of Gazit Development's shares; "Ashkenazi Company") and Gazit Development entered an agreement that set restrictions regarding the conversion of the note by the Company, and in which Gazit Development commit to assign Ashkenazi Company share options upon the conversion of the note. For details see section 40e to the financial statements.

[10]	For details regarding a management services agreement between Gazit Development and the CEO of the Company, Ms. Rachel Lavine, in connection with services that she had provided to Gazit Development, see Section D(5) to Regulation 21 in Part D of the Periodic Report.

[11]	In accordance with an agreement from 2002, a private company owned by Ronen Ashkenazi provided planning, engineering and supervision services at prevailing market terms for the construction of a residential building (completed in 2012), the land for which is owned by Mr. Katzman and a company owned by him (the manager of which is Ronen Ashkenazi), Mr. Dori Segal and his wife, and Mr. Arie Mientkavich, together with others.

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(b) Shareholders’ loans - In addition to the Company’s initial investment in Gazit Development, through a shareholders' loan, as set out in the Founders Agreement, from time to time the Company extends loans to Gazit Development.

The Company extended to Gazit Development Group credit, which as of December 31, 2015 amounts to NIS 818 million, according to a debenture allotment agreement entered into by the Company and Gazit Development in August 2009. Pursuant to this agreement, the Company has extended credit to Gazit Development, in the amount of all the amounts raised by the Company within the framework of the issuance to the public of debentures (Series J) in February 2009 (as extended) (in this section: "the Debentures"), that were secured by collateral provided in favor of the Debenture holders by companies in the Gazit Development Group. According to the terms of the agreement, the Company will extend to Gazit Development additional credit, in the amount of all the amounts that it will raise from an extension of the Debentures, if and insofar as it does so, all on back to back terms to the credit to be extended to the Company in accordance with the terms of the Debentures, as issued, other than with regard to the interest rate.

As of December 31, 2015, the outstanding balance of the loans extended by the Company to Gazit Development (including the financing in respect of the debentures, as described above) amounted to NIS 1.9 billion (NIS 1.7 as of December 31, 2014 and December 31, 2013 respectively).

(c) Mortgages - The total of Gazit Development’s mortgage-secured liabilities (excluding commitments with respect to debentures (Series J)) was NIS 622 million as of December 31, 2015 (as of December 31, 2014– NIS 712 million). Out of the pledged debt, a total of NIS 528 million is at fixed interest at a weighted rate of 2.53%, with an average repayment period of 5.7 years, and the balance, in the amount of NIS 94 million, is at variable interest at a weighted rate of 3.1%, with an average repayment period of one year.

(d) Credit facility – Gazit development has an unsecured revolving credit facility from a bank in the total amount of NIS 125 million, which is outstanding until March 31, 2016, and of which Gazit development utilized NIS 113 million as of December 31, 2015. Gazit is working to extend this facility.

(e) Financial covenants

Some of the loans granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 22d6 to the financial statements.

In addition, some of the mortgages granted to Gazit Development and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2015 and immediately prior to the approval date of this report, Gazit Development is in compliance with all the prescribed covenants.

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11.2.	Gazit Germany

11.2.1.	Since 2006, the Company operates in Germany through subsidiaries which, for convenience, are referred to in this report as "Gazit Germany". As of December 31, 2015, Gazit Germany owns 4 income-producing properties (3 shopping centers and an additional property).

In 2014, Gazit Germany sold three income-producing properties to a third party in consideration for EUR 92 million (NIS 437 million).

Gazit Germany's properties are mostly managed by external service providers. The management services include maintenance services, which costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fees charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant's participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants.

11.2.2.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics of Germany, where Gazit Germany conducts its operations(*):

	As of December 31
Macro-economic parameters – Germany	2015	2014	2013
Gross domestic product (PPP)	U.S.$ 3,842.0 billion	U.S.$ 3,621 billion	U.S.$ 3,513 billion
GDP per capita (PPP)	U.S.$ 47,033.2	U.S.$ 44,.741	U.S.$ 43,475
GDP growth rate (PPP)	6.10%	3.09%	2.03%
GDP growth rate per capita (PPP)	5.12%	2.91%	1.68%
Inflation rate	0.16%	0.90%	1.22%
Yield on long-term government debt(**)	0.63%	0.54%	1.94%
Rating of long-term government debt(***)	AAA/Aaa	AAA/Aaa	AAA/Aaa
Exchange rate of EUR to U.S.$ as of December 31(****)	1.0906	1.216	1.377
(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2015. It is noted that the data of the International Monetary fund have been updated to December 31, 2015. In addition, the product data presented for the years 2013-2015, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2015 prices.
(**)	According to ECB (www.ecb.int) data with respect to 10-year debentures as of December 31, 2015.
(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2013, December 31, 2014 and December 31, 2015.

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11.2.3.	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany's investment property as of December 31, 2015 and 2014(*):

	As of December 31
	2015	2014
Total GLA of income-producing properties (in square meter thousands)	49	49
Fair value of income-producing properties (in EUR thousands)	96,939	94,498
NOI of the properties (per year, in EUR thousands) (**)	4,625	9,914
Revaluation losses (in EUR thousands)	2,030	5,598
Average monthly rent per square meter (in EUR)	13.9	14.1
Actual average occupancy rate	For 2015: 84.2%	For 2014: 88.2%
	As of December 31 2015: 84.5%	As of December 31 2014: 84.7%
Number of income-producing properties	4	4
Average yields according to the actual end-of-year value	5.2%	5.80%
(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany's consolidated data and its data according to the Company's proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2013 amounted to EUR 11,136 thousand.

11.2.4.	Human capital

As of December 31, 2015, Gazit Germany has 8 administration and finance employees (7 employees in 2014.

11.3.	ProMed

Until August 2015, the Company, through ProMed, operated in the medical office buildings sector. In the reporting period, ProMed sold 4 medical office buildings to third parties in consideration of U.S.$ 193 million (NIS 750 billion), having sold 12 medical office buildings in 2014 in consideration of U.S.$ 405 million (NIS 1.4 billion). Upon the completion of the sale of said buildings, the Company is no longer active in the medical office buildings sector in the United States.

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11.4.	Gazit Brazil

Since 2007, the Company operates in the shopping centers sector in Brazil, primarily in São Paulo, through its wholly-owned subsidiary (100%), Gazit Brazil. As of December 31, 2014, Gazit Brazil owns 6 income-producing properties and another property under development.

Additionally, as of December 31, 2015 Gazit Brazil held 6.2% of the issued share capital and the voting rights in BR Malls Participações S.A. ("BR Malls"), a public company that is listed for trade on the Brazil Stock Exchange ("Bovespa") and is engaged in the acquisition, development and management of shopping centers in Brazil. Gazit Brazil also holds 4.3% interest in a corporation that holds a shopping center in Brazil (the data in relation to which is not reflected in the data below).

11.4.1.	Macro- economic characteristics (*):

	As of December 31
Macro-economic parameters-Brazil	2015	2014	2013
Gross domestic product (PPP)	U.S.$ 3,207.9 billion	U.S.$ 3,073 billion	U.S.$ 3,013 billion
GDP per capita (PPP)	U.S.$ 15,690	U.S.$ 15,153	U.S.$ 14,987
GDP growth rate (PPP)	4.39%	1.98%	4.02%
GDP growth rate per capita (PPP)	3.54%	1.11%	3.09%
Inflation rate	9.32%	6.25%	5.91%
Yield on long-term government debt (**)	16.51%	12.42%	13.21%
Rating of long-term government debt(***)	BB/Ba2	BBB/Baa2	BBB/Baa2
Exchange rate of BRL to U.S.$ as of December 31(****)	0.2523	0.373	0.423
(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2015. It is noted that the data of the International Monetary fund have been updated to December 31, 2015. In addition, the product data presented for the years 2013-2015, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2015 prices.
(**)	According to Market Watch, with respect to 10-year debentures as of December, 2015.
(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2013, December 31, 2014 and December 31, 2015.

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11.4.2.	Principal aggregate data about Gazit Brazil's properties

The table below provides principal data about Gazit Brazil's income-producing properties (*):

	As of December 31
	2015	2014
Total GLA of income-producing properties (in square meter thousands)	77.7	46.9
Fair value of income-producing properties (in BRL thousands)	774,957	453,490
NOI (per year, in BRL thousands) (**)	47,873	19,782
Revaluation gains (losses) (in BRL thousands)	(28,178)	(4,633)
Average monthly rent per square meter (in BRL)	73.0	54.7
Actual average occupancy rate(***)	For 2015: 89.0%	For 2014: 88.4%
	As of December 31 2015: 87.2%	As of December 31 2014: 89.3%
Number of income-producing properties	6	5
Actual average yields according to value at the end of the year	6.5%	6.4%
(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil's consolidated data and its data according to the Company's proportionate share therein are the same.
(***)	The total NOI of the properties of the field of operation in 2013 amounted to BRL 10,948 thousand.
(****)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.4.3.	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2016	54,087	199	10
2017	41,289	39	1
2018	39,153	57	6
2019	34,706	49	19
2020 and thereafter	79,819	245	15
Total	249,054	589	51

11.4.4.	Aggregate data about investment properties under construction in the field of operation

As of December 31, 2015, Gazit Brazil has one property under construction – a shopping center with a GLA of 31 thousand square meters with a carrying amount of BRL 225 million. The remainder of the cost to completion of the property is BRL 57 million.

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11.4.5.	Acquisition and sale of properties (aggregate)

The table below provides data about properties acquired by Gazit Brazil in each of the years 2015, 2014 and 2013:

		For the year ended December 31
		2015	2014	2013
Properties sold	Number of properties sold during the period	1	-	-
	Proceeds from properties sold during the period (consolidated) (in NIS thousands)	15,259	-	-
	Area of properties sold during the period (consolidated) (in square meter thousands)	3	-	-
	NOI of properties sold (consolidated) (in NIS thousands)	1,200	-	-
	Loss recorded from the sale of properties (consolidated) (in NIS thousands)	(1,459)	-	-
Properties acquired(*)	Number of properties acquired during the period	2	3	2
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	338,574	249,842	53,279
	NOI of properties acquired (in BRL thousands)	19,577	15,884	4,598
	Area of properties acquired during the period (in square meter thousands)	31	16	11
(*)	Includes additional rights acquired in an existing property.

11.4.6.	Human capital

As of December 31, 2015, Gazit Brazil has 17 employees and 3 interns (17 employees in 2014), as follows: management and administration – 5 employees; accounting department – 6 employees; operating and properties department – 6 employees.

The said employees are employed by Gazit Brazil under personal contracts, and are entitled under them to a base salary, various benefits and bonuses, at the discretion of management.

11.4.7.	Financing

The Company finances its operations in Brazil from its own sources.

11.5.	Investment in a real estate investment fund in India

In August 2007, a wholly-owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India that is registered in Mauritius (the "Fund"). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund's incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers.

For additional details regarding the Fund, including regarding related outstanding investment commitments and the balance of the investments in it as of December 31, 2015, refer to Note 11(3) to the financial statements.

11.6.	Securities portfolio and investment fund holdings

From time to time, the Company owns securities of publicly listed companies and investment funds, spreading its investments, in amounts that are not material to the Company.

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12.	Required adjustments at the Company level

Reconciliation to the statement of financial position

		As of December 31
		2015	2014
		(consolidated) (in NIS thousands)
Presentation in the description of the Company's business	Total investment properties whose development was completed in the United States (consolidated)	17,978,422	15,847,174
	Total investment properties whose development was completed in Canada (consolidated)	21,743,189	24,625,598
	Total investment properties whose development was completed in Northern Europe (consolidated)	17,267,191	12,854,910
	Total investment properties whose development was completed in Central and Eastern Europe ATR (consolidated)	10,773,265	-
	Total investment properties in Gazit Germany (consolidated)	411,681	446,465
	Total investment properties in ProMed (consolidated)	-	688,528
	Total investment properties in Gazit Brazil (consolidated)	761,395	661,280
	Total investment properties in Gazit Development (consolidated)	2,443,568	2,462,491
	Total investment properties under development in Canada (consolidated)	387,509	477,679
	Total investment properties under development in Northern Europe (consolidated)	115,938	262,130
	Total investment properties under development in Gazit Development (consolidated)	76,000	125,396
	Total plots of land classified as investment properties in the United States (consolidated)	87,916	91,528
	Total plots of land classified as investment properties in Canada (consolidated)	102,300	57,124
	Total plots of land classified as investment properties in Central and Eastern Europe ATR (consolidated)	1,212,321	-
	Total investment properties under development in Gazit Brazil (consolidated)	220,994	197,860
	Total plots of land classified as property held for sale in Canada (consolidated)	18,292	61,980
	Total plots of land classified as property held for sale in Central and Eastern Europe ATR (consolidated)	6,595	-
	Total plots of land classified as investment properties in Gazit Development (consolidated)	378,337	432,870
	Total plots of land classified as investment properties in Gazit Brazil (consolidated)	26,958	-
	Other adjustments	4,299	40,054
	Total (consolidated)	74,016,171	59,333,067
Presentation in the statement of financial position	“Investment property” item in the statement of financial position (consolidated)	71,404,300	57,593,833
	“Investment property under development” item in the statement of financial position (including held-for-sale properties) (consolidated)	796,404	1,063,067
	Lands	1,790,579	578,583
	Plots of land classified as property held for sale	24,887	97,584
	Total	74,016,171	59,333,067
ATR (Company's share) *)			5,754,092
(*)	Starting in is financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR. For further details regarding the acquisition of ATR's share by the Company, refer to Note 9c2 to the financial statements.

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Adjustment to FFO income

For details regarding FFO for the years ended on December 31, 2013 to 2015, refer to section 2.2 of the Directors' Report.

D.	Issues relevant to all fields of operation of the Group[27]

13.	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Group makes use of various marketing channels for the purpose of leasing its properties, the principal of which are: advertising at the location where the property is situated; ongoing contacts with realty brokers; advertising concentrated largely on local media; participating in sector-orientated exhibitions and conventions; updating the available property listings on websites; employment of staff whose principal job is the marketing and leasing of the Group’s properties, and also the employment of site managers, part of whose day-to-day responsibility includes marketing the property that they manage. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

14.	Competition

14.1.	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in these fields. The Group is exposed to competition from commercial real estate owners and developers, real estate companies (including companies with REIT status for tax purposes in the United States), pension funds and financial entities, promoters in the real estate sector and retail chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located, including, inter alia, leading companies such as: Federal Realty, Kimco Realty, Regency Centers, Weingarten Realty and Center Corp that compete with EQY; Allied Properties, RioCan, Primaris, and Calloway that compete with FCR; Sponda, Unibail-Rodamco, Steen & Strom, Atrium Ljungberg and Wereldhave that compete with CTY; and Unibail-Rodamco, Klepierre and ECE Projektmanagement that compete with ATR. In addition, in recent years, the Group is exposed to increasing competition from online retailers (retailers that conduct their business on the internet), whose sales are expected to continue increasing in the future, thus reducing the business of the Group's tenants. Some of the said competitors have considerably greater resources at their disposal than those available to the Group. The competitive advantage of such competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability. An increase in the number of retail properties in a given region where the Group’s property is located could have a detrimental effect on the Group’s ability to rent out vacant space and to maintain the level of the rents charged on its properties. Certain of the Group’s properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to that of the Group’s property, including through rentals to chains that are the Group’s anchor tenants.

14.2.	The Group sees itself as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company's opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in attractive urban growth areas, having high rates of population growth and high density rates, and characterized by entry barriers; the ability to offer retailers a large number of properties that match their requirements over a wide area; proactive management of the properties with emphasis on the composition of renters (including tenants with low exposure levels to online retail) and on ensuring that properties are maintained to a high standard over time; senior management that is experienced and has proven achievements; local management that is experienced, knowledgeable and familiar with the Company's field of operation in each of the operating regions; the focus of the Group’s activities is on shopping centers anchored by supermarket chains or other retail chains, having a high degree of essentiality to the day-to-day needs of the population. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; a broad mix of tenants; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the reporting date, the Group has more than 15 thousand lease agreements, and the rental income from the largest tenant represents 3.4% of the total rental income in the report year (4.4% in 2014)); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record; geographic deployment across multiple countries (more than 20 countries, as of the reporting date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities and access to various capital markets, including a high credit rating (in the United States, Canada, Europe and Israel); holding an inventory of land in proximity to some of the Company's properties, and experience in the improvement, development and redevelopment of properties.

27 The data presented in Part D of the report do not refer to Dori Group, unless specifically stated otherwise.

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15.	Fixed assets

For details regarding the Group's fixed assets, including office buildings used as the offices of the Group companies as well as engineering equipment owned by Dori Group, refer to Note 14 to the financial statements.

16.	Intangible assets

The Company owns several trademarks in Israel: G (design in black and white), and G (design in color) Gazit-Globe (in Hebrew and in English), AAA, LOCATION LOCATION LOCATION (text and design); registered trademarks in the United States: Gazit-Globe, G (design in black and white), and G (design in color); and registered trademarks in the EU, in Russia and in Brazil: LOCATION LOCATION LOCATION (design).

As of the reporting date, intangible properties have not been recognized as an asset in the Company's financial statements.

17.	Human capital

17.1.	As of December 31, 2015, the Company and its wholly-owned subsidiaries (which are not separately presented in this report) have 45 full-time permanent employees, as follows: 33 employees in Israel (28 employees in 2014); and 12 employees in the United States (19 employees in 2014), which are primarily concentrated in the controllership, finance and legal departments as well as in administration and the head office.

The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer's management. Some of these employees are entitled to various benefits according to the position they hold, and receive in addition long-term compensation in the form of mechanisms based on the Company’s securities. , including as set out in section 17.7 below.

17.2.	In September 2013, further to the provisions of Amendment No. 20 to the Companies Law, 1999, and after receiving the approval of the Company's Board of Directors and its Compensation Committee, a general meeting of the Company's shareholders approved a compensation plan for the Company's officers (the "Compensation Policy"). The Compensation Policy applies to the Company’s CEO, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s controlling shareholders). Under the Compensation Policy, the compensation package to the Company's officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

•	Salary and related benefits - the fixed compensation will be set according to market terms for officers in similar positions in comparable companies, and will include social benefits and the customary-related benefits. The Company may also refund the amount needed to gross up the car and phone use benefits for tax purposes. For employment agreements with a term exceeding two years, the Company can link adjustments in the salary to the consumer price index in Israel.

•	Performance-based annual bonus - the annual bonus will be calculated based on the attainment of measureable targets for the Company, including, inter alia: FFO per share, NAV per share, leverage ratio (solo and consolidated), performance of the Company's shares, activity on the capital and money markets and general and administrative expenses target. An amount, not to exceed 20% of the total annual bonus to an officer, will also be granted at the discretion of the Compensation Committee and the Board of Directors. With respect to officers other than the CEO and/or a director of the Company, up to 50% of the bonus may be calculated based on measureable and qualitative targets decided for such officer (distinguished from the targets for the Company itself). The annual bonus amounts are limited to a ceiling ranging between 9 and 12 monthly salaries, according to the officer's corporate rank. The bonus amount which is based on the Company targets being met will be set linearly, between the minimum value and the maximum value, or target value, set for each parameter, all subject to the precondition that the Company has attained at least 80% of its weighted target levels for that year. The specific parameters set forth for 2015 and the minimum value of each of the parameters used to calculate the annual bonus for 2015 are as follows:

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Parameter	Weight in the grant formula for 2015	Minimum value for 2015
FFO per share (in NIS) (*)	10%	3.57
Activity on the capital and money markets *	20%	**
Consolidated leverage ratio	7.5%	50.7%
leverage ratio - solo	10%	61.5%
Performance of the Company's shares compared with relevant indices[29]	20%	0%
General and administrative expenses target, expanded solo basis (in NIS million)	12.5%	130
Discretion of the Board of Directors	20%	-
(*)	In monitoring compliance with this target, the same currency rates will be used that were used to determine them
(**)	This target weights 4 parameters of an identical weight, as follows (the minimum value for 2015 is presented in parenthesis): (1) weighted interest on a new debt, taking into account swap transactions for the fixing of the interest rate (5%); (2) average duration of a new debt (7 years); (3) volume of a new debt raised in the relevant year, excluding related parties (NIS 500 million); (4) volume of new capital raised in the relevant year, excluding related parties (NIS 500 million).

•	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that will not exceed the ceiling set forth in the Compensation Policy according to the corporate rank of each officer. Half of the equity-based compensation will be granted as restricted share units, half of which will vest automatically over a period of no less than three years, while the vesting of the other half will be contingent on the long-term yield of the Company's shares. The vesting period of the securities will be no less than three years and their exercise price will not fall below the average price of the Company's shares on the stock exchange.

In addition, the Compensation Policy sets forth provisions for the term of the agreements with the officers and provisions for the officers' rights on retirement, which include, inter alia, an advance notice period, an adaptation period, acceleration of the vesting of the equity-based compensation components, and the option of granting a retirement grant in an amount that will not exceed twelve monthly salaries (for an officer who was employed by the Company for a period exceeding five years). Directors who do not hold another position in the Company will be entitled to the remuneration provided for the external directors of the Company.

Directors who do not hold another position in the Company will be entitled to the remuneration set for the external directors of the Company.

In addition, officers will receive insurance, indemnification and exemption (for details refer to Regulation 29A in in Part D of the Periodic Report).

[29]	The comparison was made against an indices basket which includes: TA-Real Estate 15 (55%), RMZ (15%), EPRA Global (15%), EPEU (15%).

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On August 31, 2015, Mr. Aharon Soffer ended his office as President of the Company and Ms. Rachel Lavine was appointed as CEO of the Company. For details regarding the terms of employment of Ms. Lavine and Mr. Soffer, see Regulation 21 to Part D of the Periodic Report.

Additionally, in the reporting period, Mr. Gil Kotler, who had served as Senior Executive Vice President and Chief Financial Officer, ended his office in the Company. At the same time, Mr. Adi Yemini was appointed as Chief Financial Officer of the Company and Mr. Liad Barzilai was appointed as its Chief Investment Officer.

17.3.	The Company has a certain degree of dependency on the continued activity of its Chairman of the Board of Directors and one of its controlling shareholders, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who is also one of the Company's controlling shareholders, who served as its President for ten years until the beginning of 2008. The Company estimates, that upon the termination of Mr. Dori Segal's service as the Company's President and the appointment of a new President, its dependency on the said two officers has decreased. The Company is unable to assess what effect, if any, the termination of service of either of the two said officers would have.

On November 15, 2011, the employment agreements between the Company and Mr. Chaim Katzman30 and Mr. Dori Segal31 expired. Despite the expiry of their employment agreements, Mr. Katzman and Mr. Segal continue in their roles as Executive Chairman of the Board of Directors and Executive Vice Chairman of the Board of Directors, respectively, without receiving remuneration from the Company (other than the directors' fees that are paid to Mr. Segal as from January 2016, as customary in the Company). However, within the framework of the positions they hold, Messrs. Katzman and Segal are entitled to continue using the means that are at the disposal of the Company's management for the purpose of fulfilling their duties.

17.4.	For details regarding the terms of the employment agreement of Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors, refer to Regulation 21 in Chapter E of the Periodic Report.

17.5.	The Company's directors (excluding Mr. Chaim Katzman, Mr. Arie Mientkavich and Ms. Rachel Lavine (as from her appointment as CEO of the Company), are entitled to annual remuneration and to per-meeting remuneration pursuant to Regulation 8a of the Companies' Regulations (Rules Regarding Remuneration and Expenses for an External Director), 2010. For details, refer to Regulation 21 in Chapter E of the Periodic Report.

17.6.	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to Company officers and to its employees and those of its wholly-owned subsidiaries.

(a) 2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. The plan allows also allotment to American employees. The plan is managed by the Compensation Committee, that will set the terms of the securities allotted in virtue of the plan. According to the plan, those entitled may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the discretion of the Compensation Committee and the Board of Directors. Share options allotted by virtue of the 2011 plan may be exercised in different ways, as decided by the Committee, including by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options ("cashless exercise"). Share options allotted under the 2011 plan will be subject to the different customary adjustments. In addition, provisions were set for different cases involving termination of the allottee's employment in the Company, where for some of the officers a mechanism is in place for accelerated vesting of the instruments they will be granted under the plan, in the event that the Company decides to terminate their employment other than in circumstances in which they will not be entitled to severance pay and under certain circumstances of change of control in the Company. For details regarding the allocation of securities to officers and employees of the Company under the 2011 plan, refer to Note 28 to the financial statements and Regulation 21 in Chapter E.

[30]	The employment agreement expired in light of the transition provisions set in the Companies Law (Amendment No. 16), 2011, with respect to approval of the agreements of public companies with the controlling shareholder regarding the terms of his appointment and employment.

[31]	The agreement terminated due to the termination of the original agreement term on September 30, 2011, and after Mr. Segal has agreed to postpone the last date on which the Company may inform him of the non-renewal of the agreement term until November 15, 2011.

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(b) Allotment of share options and restricted shares with a cash benefit (phantom)

From time to time, wholly-owned subsidiaries of the Company enter into compensation agreements with their officers and employees (who are not officers of the Company), imitating the grant of share options with a cash benefit or restricted shares (a phantom agreement), some of which are connected with the increase in the share price of Gazit-Globe and some of which are connected with the increase in the value of the assets of the relevant subsidiary. For details regarding the allocation of options wish a cash benefit, refer to Note 28a to the financial statements.

18.	Working capital

The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends received from its affiliates. In 2015, the Company and its controlled private subsidiaries received dividend payments in the amount of NIS 832 million from its affiliates EQY, FCR, CTY, and ATR. For additional details regarding the Company's policy regarding working capital as well as the current assets and current liabilities balances of the Group, refer to section 3.4 of the Directors' Report. For details regarding the Group's credit policy, refer to section 3.6 of the Directors' Report.

(a) Summary composition of the working capital – As of December 31, 2015 the Group's working capital comprises on the assets side mainly cash and cash equivalents, short-term investments including tradable securities in the amount of NIS 2.4 billion, trade and other receivables in the amount of NIS 0.8 billion, building inventory in the amount of NIS 0.5 billion and held-for-sale assets in the amount of NIS 0.8 billion. On the liabilities side, the Group's working capital comprises short-term credit and current maturities in the total amount of NIS 3.3 billion, trade and other payables in the amount of NIS 2.5 billion, advance payments from customers who ordered works in the amount of NIS 0.3 billion, and liabilities attributable to held-for-sale assets in the amount of NIS 0.1 billion.

As of December 31, 2015, the Company and its subsidiaries have approved, unutilized, long-term credit facilities that are available for immediate withdrawal and liquid balances in the amount of NIS 10.4 billion (of which NIS 3.1 billion in the Company and its wholly-owned subsidiaries).

(b) As of December 31, 2015 the working capital for a twelve-month period differs from the Company's working capital. The table below details these differences (in NIS million):

	The amount included in the financial statements	Adjustments (for a twelve-month period)(*)	Total
Current assets	4,645	(148)	4,497
Current liabilities	(6,227)	57	(6,170)
Excess of current assets over current liabilities	(1,582)	(91)	(1,673)

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

19.	Financing

In addition to the data about the financing activities of Group companies in the various fields of operation, specified in sections 6.12, 7.11, 8.13, 9.10, 11.2.8, 11.1.10 and 11.3.6 above, presented below are summary data about the financing activity at the Group level (excluding jointly-controlled companies), as well as data for the Company and its private wholly-owned subsidiaries.

19.1.	Summary of the Group's overall liabilities and credit lines

As of December 31, 2015, the Group’s interest-bearing liabilities to banks and others (including convertible debentures of FCR) totaled NIS 45.2 billion (as of December 31, 2014– NIS 37.6 billion; as of December 31, 2013– NIS 39.4 billion).

As of December 31, 2015, the Group has revolving credit facilities in the total amount of NIS 12.0 billion, of which it had utilized a total of NIS 3.9 billion at that date.

19.2.	Credit facilities of the Company and its wholly-owned subsidiaries:

As of December 31, 2015, the Company and its wholly-owned subsidiaries have revolving credit facilities from several banks, in a total amount of NIS 4.0 billion (including the material credit facilities specified below), of which NIS 1.8 billion have been utilized as of the said date. As of December 31, 2015, the credit facilities are secured with the Company's main interests in the Group companies (as detailed below), are for periods of three to five years and end in the years 2016-2020. The credit facilities bear variable annual interest at a weighted rate as of December 31, 2015 of 2.5%. As of December 31, 2015, the Company has pledged in favor of the aforesaid credit facilities 25.3 million shares of EQY (representing 19.6% of its share capital), 78.3 million shares of FCR (representing 34.7% of its share capital), 287.8 million shares of CTY (representing 32.4% of its share capital) and 111.8 million shares of ATR (representing 29.7% of its share capital).

For additional details, refer to Note 22 to the financial statements.

Some of the Company's financing agreements with the major banking institutions financing it, rely on the net asset value (NAV) mechanism of the collateral for these credit facilities, according to the books of the consolidated company (according to IFRS), as specified below.

Following are details regarding the material financing agreements of the Company and its wholly-owned subsidiaries.

19.2.1.	Loan and credit facility agreement with a consortium of Israeli banks headed by Bank Hapoalim Ltd. that are secured by a lien on ATR shares

The Company has a loan and credit facility agreement with a consortium of banks, headed by Bank Hapoalim and with the participation of Israel Discount Bank Ltd. and Union Bank of Israel Ltd. The loan and credit facility are secured by liens from the Company and its wholly-owned subsidiaries. The financing comprises a loan in the amount of EUR 100 million and a revolving credit facility in the additional amount of EUR 94 million (hereafter collectively in section 19.2.1: "the credit" and "the "credit agreement"), in effect until January 2019. The credit is secured by a pledge over 105 million shares of ATR (representing 27.9% of the share capital of ATR) as well as over contractual rights granted to the Company at the date of the initial investment in ATR. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread (subject to the rate of increase in the interest rate in the event of a reduction of the Company's holding in ATR under the circumstances that are set out in the agreement).

The credit agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2015):

(1)	The ratio of utilized debt according to the agreement to the value of the securities (according to their price on the stock exchange as an average of several trading days) is not to exceed 65%, and could be reduced if the Company’s interests in ATR are reduced. As of December 31, 2015, this ratio stood at 26.8%;

(2)	The equity attributed to the shareholders according to the Company's consolidated financial statements is to be maintained at an amount higher than NIS 3.75 billion. As of December 31, 2015, this equity amounted to NIS 7.5 billion;

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(3)	The ratio of the Company's interest-bearing liabilities, net on an expanded separate basis (the Company and private companies owned by it) to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, 2015, this ratio stood at 63%;

(4)	The ratio of the Company's interest-bearing liabilities, net to the consolidated assets is not to exceed 75%. As of December 31, 2015, this ratio stood at 51.3%;

(5)	The ratio of ATR's interest-bearing liabilities, net to the consolidated assets is not to exceed 45%. As of December 31, 2015, this ratio stood at 25.8%;

(6)	The equity attributed to ATR's shareholders is to amount to at least EUR 1.5 billion; As of December 31, 2015, this equity amounted to EUR 2.0 billion;

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the loan (including with respect to ATR), among them: change in control of the Company and of ATR, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the pledged securities, cross default in certain thresholds and conditions, etc. In addition, the agreement contains the Company's liabilities in connection with its interests in ATR, including its undertaking to own a minimum quantity of ATR's shares.

19.2.2.	Credit facility agreement with Israel Discount Bank Ltd. - credit facility secured by pledge over shares in CTY

The Company has a credit facility agreement in the amount of U.S.$ 200 million with Discount Bank that was increased to US$ 275 million in January 2016. The credit facility is in effect until July 2020The Company may withdraw amounts on account of this facility, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread.

The credit facility is secured by a pledge over 195 million shares of CTY. The Company has undertaken that its interests in CTY will not fall below 30% of CTY's share capital, that the percentage of shares pledged to the bank will not fall below 20% of CTY's issued and paid up capital and that in the event that a financial entity (which does not manage others' funds or funds for others) will hold for itself shares of CTY at a rate exceeding 15%, the Company will pledge in favor of the bank additional shares of CTY such that the percentage of pledged shares out of CTY's issued and paid up capital, will be at least 5% higher than the interests of that financial entity in CTY's issued and paid up capital but no more than 30.1% of CTY's issued and paid up capital; as of December 31, 2015, the percentage of shares pledged to the bank stood at 21.9% of CTY's share capital.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2015):

(1)	The ratio of debt (calculated based on the actual credit utilized at any time ( in sections 19.2.2 to 19.2.4 below: the "debt utilized")) to the value of the securities (the value of which will be set as the average of the value of CTY's shares on the stock exchange and the net accounting value of CTY's shares) is not to exceed 70%. As of December 31, 2015, this ratio stood at 6.8%;

(2)	The ratio of the market value of the collateral (according to their average price on the stock exchange over several trading days) to the debt utilized according to the agreement is not to fall below 1.25 (prior to the most recent amendment of the agreement, this covenant set a ratio of 1.1). As of December 31, 2015, this ratio stood at 14.4;

(3)	The equity attributed to the shareholders according to the Company's consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said shareholders' equity as of December 31, 2015, refer to section 19.2.1(2) above;

(4)	The Company's average quarterly EPRA Earnings (FFO, calculated according to the European Public Real Estate Association), over any two consecutive quarters, is to be maintained above NIS 60 million. As of December 31, 2015, the average quarterly EPRA Earnings of the last two quarters was NIS 125 million;

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(5)	The ratio of the Company's interest-bearing liabilities, net to the consolidated assets is not to exceed 75%. For details regarding the Company's compliance with this ratio as of December 31, 2015, refer to section 19.2.1(3)above;

(6)	The ratio of the Company's interest-bearing liabilities, net, on an expanded separate basis (the Company and private companies that it owns), to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding the Company's compliance with this ratio as of December 31, 2015, refer to section 19.2.1(3) above;

(7)	The ratio of CTY's shareholders equity (including capital loans and excluding minority interests net of the fair value of derivatives included in the equity net of their tax impact according to the consolidated financial statements) to CTY's total assets is not to fall below 30%. As of December 31, 2015, this ratio stood at 48.3%;

(8)	The ratio of CTY's EBITDA to CTY's net financial expenses is to be no less than 1.6. As of December 31, 2015, this ratio stood at 3.8.

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to CTY), among them: change in control of the Company and of CTY, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company's or CTY's shares, cross default in certain thresholds and conditions, etc.

19.2.3.	Credit facility agreement with Bank Hapoalim B.M. - credit facility secured by pledge over shares in FCR

The Company and its wholly-owned subsidiary entered into a credit facilities agreement with Bank Hapoalim in the total amount of C$ 330 million. The credit facilities are in effect until January 2018. The Company may withdraw amounts on account of the facilities, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread (subject to increase in the cost of credit due to a decrease in the Company's credit rating). The credit facilities are secured by a pledge on 63 million shares of FCR. In addition, the Company has undertaken that its interests in FCR will be no less than 34% of FCR's share capital and that the percentage of shares pledged to the bank will be no less than 26% of FCR's share capital (20% fully diluted according to criteria set forth in the agreement) The agreement further stipulates that if another holder of FCR's shares owns over 19.99% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%. As of December 31, 2015, the percentage of shares pledged to the Bank stood at 24.7% of FCR's share capital and 25.3% of the diluted share capital as defined in the agreement.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2015):

(1)	The ratio of the debt utilized to the value of the securities (according to the average price on the stock exchange over several trading days) is not to exceed 85% (or 80% subject to the equity as specified in sections 19.2.3(8) and 19.2.3(9)). As of December 31, 2015, this ratio stood at 13%;

(2)	The ratio of the interest bearing liabilities of the Company, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2015, refer to section 19.2.1(4) above;

(3)	The ratio of the Company's interest-bearing liabilities, net on an expanded separate basis to the value of its interests (based on the equity method) is not to exceed 80%. For details regarding this ratio as of December 31, 2015, refer to section 19.2.1(3) above;

(4)	The ratio of the quarterly dividends received on FCR's pledged shares to the actual quarterly interest expense on the debt utilized out of the credit facility will not fall below 1.5 for three consecutive quarters. As of December 31, 2015, this ratio stood at 21;

(5)	The ratio of FCR's EBITDA to FCR's financial expenses is to be no less than 1.55 each quarter or 1.75 over three consecutive quarters. As of December 31, 2015, this ratio stood at 2.5;

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(6)	The ratio of FCR's net financial debt, with the addition of the debt utilized out of the facility, to FCR's EBITDA, is not to exceed 14.2, nor 13.5 for three consecutive quarters. As of December 31, 2015, this ratio stood at 10.5;

(7)	The ratio of the proportionate part of FCR's net financial debt (calculated according to the percentage of FCR's shares that are pledged to the bank), plus the debt utilized, to the proportionate part of the value of FCR's properties (also calculated according to the percentage of FCR's shares that are pledged to the bank), is not to exceed 82%, nor 80% for three consecutive quarters. As of December 31, 2015, this ratio stood at 50.9%;

(8)	The equity attributed to the shareholders according to the Company's consolidated financial statements is to be maintained at an amount higher than NIS 3.2 billion. For details regarding the said equity as of December 31, 2015, refer to section 19.2.1(2) above.

(9)	In the presence of one of the following events: (a) the equity attributed to the Company's shareholders in its consolidated financial statements falling below NIS 5.5 billion; or (b) the ratio of the interest-bearing liabilities, net to the Company's consolidated assets exceeding 62.5%; then, the ratio of the dividends paid by FCR shares pledged in favor of paying the actual interest against utilized debt over three consecutive quarters (as aforesaid in subsection 4 above) will increase from 1.5 to 1.75, and the ratio of utilized debt under the agreement to the market value of the pledged shares (according to their price on the stock exchange as an average of several trading days) (as specified in subsection (1) above) ("stop loss") will decrease from 85% to 80.1%.

(10)	If the difference between the proportion of pledged FCR shares and the interest of a shareholder falls below 10%, the ratio of utilized debt under the agreement to the market value of the pledged shares (as specified in subsection (1) above) ("stop loss") will decrease from 85% to 70%.

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to FCR), among them: change in control of the Company or of FCR (including with respect to the interests of other shareholders of FCR and including insofar as Messrs. Chaim Katzman or Dori Segal serve as Chairman of the Board of Directors or as President of FCR), structural change or merger, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the Company's securities, cross default in certain thresholds and conditions, etc.

19.2.4.	Credit facility agreements with Citibank N.A. –Secured by a Pledge on Shares in EQY, FCR and CTY

Wholly owned subsidiary of the Company have entered into two credit facility agreements in the amount of U.S.$ 170 million and C$ 52 million (aggregating U.S.$ 208 million) with Citibank N.A. ("Citibank"). The credit facilities are in effect until September 2018. The credit facilities bear interest at the rate of the Libor or the CDOR, respectively, with the addition of a fixed margin.

The aforesaid credit facilities are secured by a pledge on part of the shares in the subsidiaries of the Company – EQY, FCR and CTY. The facilities are secured by a lien on 12.1 million shares of EQY, 6.5 million shares of FCR and 47.9 million shares of CTY., as well as by a guarantee provided by the Company and its wholly owned subsidiaries (which is limited to the amount of pledged shares). The agreement prescribes restrictions as to the maximum number of shares that may be pledged in favor of the credit.

Pursuant to the credit agreements, the ratio of the debt utilized under the facilities to the value of the collaterals (at average market value) will not exceed 57.5% (in relation to the U.S.$ 170 million agreement that is secured by shares of EQY and CTY) and will not exceed 60% (in relation to the U.S.$ 52 million agreement that is secured by shares of FCR). As of December 31, 2015, the aforesaid ratios are 37.4% and 43.6%, respectively.

The agreements include customary causes for calling for the immediate repayment of the credit (including with respect to events in the aforementioned subsidiaries), with all of which the Company is in compliance as of December 31, 2015, such as: change in control in the subsidiaries, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued trade in the shares of the subsidiaries etc. In addition, the agreements include a cross-default mechanism where immediate repayment is called for of another debt in an amount of not less than U.S.$ 50 million or of another debt that is secured by EQY, FCR or CTY shares. In addition, there is a cross-default mechanism between the credit facilities and the utilization ratio between them also has to be maintained.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

19.2.5.	Cross-default mechanism in the credit agreements of the Company – The material credit agreements (as mentioned above) include, as foresaid, a cross-default mechanism that does not create a link between the specific loans, with the minimum amount that activates the mechanism in the credit agreements of the Company is U.S.$ 50 million (all of the aforesaid credit agreements exceed this threshold).

In addition, in certain cases a cross-default mechanism may be in place between agreements with various financing bodies that are secured by the same collateral and are linked by such mechanism. Accordingly, the calling for an immediate repayment of an agreement that is, for example, secured by EQY shares, will entail the immediate repayment of another credit agreement that is also secured by shares of EQY.

19.3.	Debentures of the Company and its wholly-owned subsidiaries:

As of December 31, 2015, the Company and its wholly-owned subsidiaries have debentures in the total (principal) amount of NIS 12.0 billion (of which NIS 2.2 billion were issued in the reporting year). The Company's debentures are rated ilAA- (Stable Outlook) by Maalot S&P, according to a rating report dated August 2015 , and Aa3 (Stable Outlook) by Midroog Ltd. according to a rating report dated August 2015. For details regarding the Company's debentures and issuances it has completed during the reporting period, refer to section 8 of the Directors' Report and Notes 20a and 20b to the financial statements.

The Company's debentures are unsecured, other than debentures (Series J) that are secured by properties owned by Gazit Development (for details, refer to section 8f of the Directors' Report). In addition, the debentures contain causes the realization of which grants the debenture holder the right to call for the immediate repayment thereof, as is the customary practice, where debentures (Series K) and debentures (Series L) include also undertakings to comply with financial covenants as follows:

•	Debentures (Series K) - The equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 500 million for four consecutive quarters; non-compliance with the following two cumulative conditions – a ratio of interest-bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 300 million; and (b) 12.5% of its shareholders’ equity (net of rights that do not confer control) as per its most recently issued consolidated financial statements; as well as an event in which control of the Company changes, will be cause for immediate repayment. In addition, it was determined that a decline in credit rating will cause an increase raise of up to 1% interest rate, according to predetermined increase levels.

•	Debentures (Series L) - the equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 650 million for four consecutive quarters; non-compliance with the following two cumulative conditions – a ratio of interest-bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 200 million; and (b) 10% of its shareholders’ equity (net of rights that do not confer control) as per its most recently issued consolidated financial statements; as well as an event in which control of the Company changes, will be cause for immediate repayment. In addition, it was determined that a decline in credit rating will cause an increase raise of up to 1% interest rate, according to predetermined increase levels.

As of December 31, 2015, the Company's equity amounted to U.S.$ 1,925 million, the ratio of the interest-bearing liabilities, net to the total assets stood at 51.3%, and the debentures were rated ilAA- (Stable Outlook) by S&P Maalot and Aa3 (Stable Outlook) by Midroog Ltd.

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19.4.	Summary of the outstanding loans of the Company and its wholly-owned subsidiaries:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly-owned subsidiaries to finance their operations, that are not intended for specific use, as of December 31, 2015:

	Balance (NIS in millions)	Weighted interest rate	Effective interest rate	Average repayment period (years)(*)
Secured loans from financial institutions at variable interest	2,202	2.48%	2.48%	2.49
Unsecured loan from financial institutions at fixed interest	689	5.79%	5.79%	8.59
Secured debentures at fixed interest	818	6.50%	5.76%	3.61
Unsecured debentures at fixed interest	10,542	4.91%	4.54%	6.07
Unsecured debentures at variable interest	594	0.88%	1.36%	1.70
Total	14,845	4.51%	4.24%	5.35
(*)	The average repayment period refers to the repayment of the principal and interest payments.

19.5.	Summary of the outstanding credit of the Company and its wholly-owned subsidiaries:

The table below provides details regarding the outstanding credit of the Company(*) and its wholly-owned subsidiaries (in NIS millions), as of December 31, 2015:

	The Company (*)	EQY	FCR(**)	CTY	ATR	Dori Group(***)	Gazit Germany	Gazit Development	ProMed	Total
Outstanding debentures (tradable and non-tradable)	11,955	2,012	6,316	6,586	3,738	288	-	-	-	30,895
Outstanding bank credit(****)	2,891	3,307	3,588	2,006	727	172	-	742	-	13,433
Total liabilities	14,846	5,319	9,904	8,592	4,465	460	-	742	-	44,328
Approved revolving credit facilities	3,991	2,341	2,590	2,332	637	-	-	125	-	12,016
Utilized credit facilities(*****)	1,802	383	789	850	-	-	-	113	-	3,937
Balance for utilization	2,189	1,958	1,801	1,482	637	-	-	12	-	8,079
Guarantees in the ordinary course of business	-	9	303	527	-	-	-	35	4	878
Guarantees under the Sales Law, for the performance of works and others	-	-	-	-	-	991	-	-	-	991

(*)	The Company and its wholly-owned subsidiaries.
(**)	Excludes convertible debentures amounting to par value C$ 337 million (NIS 949 million, totaling NIS 921 million in the books (as detailed in section 7.10.2 of the report)).
(***)	Includes excess cost accounted for at the time of its acquisition.
(*****)	Including the utilization of approved credit facilities.
(*****)	includes utilization with respect to the provisions of guarantees.

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19.6.	Some of the credit documents of the Company and its wholly-owned subsidiaries include financial covenants (that are not more strict than the covenants detailed in sections 19.2.1 to 19.2.5 above), as well as additional customary conditions for calling for the immediate repayment of the credit, among them: change in control of the company, of subsidiaries or of companies the securities of which are pledged to secure the credit, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the company's securities, etc.

19.7.	As of December 31, 2015 and immediately prior to the approval date of this report, the Company and its wholly-owned subsidiaries are in compliance with all covenants prescribed with respect to them. In addition, as of December 31, 2015, all of the Company's subsidiaries are in compliance with all covenants prescribed with respect to them, and to the best of the Company's knowledge, there has been no change in this status as of the date of this report.

19.8.	As aforesaid, the majority of the Company's debt sources from the local capital market are in NIS (most of the debentures are linked to changes in the consumer price index) while the majority of the Company's properties are denominated in foreign currency according to the Group's functional currencies. To mitigate the currency exposure of the equity to changes in the exchange rates, the Company conducts short-term and long-term swap transactions, as necessary, and in most of them it replaces the shekel liability with foreign currency liability, in accordance with ISDA agreements between the Company and various banking institutions. The long-term swap transactions are mainly fully reconciled with the debenture repayment schedules (principal and interest). In addition, in relation to part of the swap transactions, the Company has entered into agreements (credit support annexes) that provide for mechanisms for the current settling of accounts between the Company and the banking institution that is the counterparty to the swap transaction, in connection with the fair values of such transactions.

19.9.	As of December 31, 2015, the outstanding short-term and long-term linkage basis and currency swap transactions amounted to NIS 9.4 billion (of which NIS 1,796 million are short-term, in different currencies). The fair value of the swap transactions as of the reporting date is NIS 548 million (of which the fair value of the current maturities and the short-term swap transactions is NIS 25 million). For additional information, including information regarding the settlement of swap transactions in the reporting period, refer to Note 37d to the financial statements.

20.	Taxation

For details regarding the tax laws applying to the Group in Israel, the Company's tax assessments, assessments in dispute, and the implications of tax laws for Group companies abroad, refer to Note 25 to the financial statements.

21.	Environment

21.1.	The Group, due to its ownership of real estate, is subject to legislation, and federal, state and local environmental regulation. In relation to this, the Group could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. It should be emphasized that some of the environmental provisions are provisions that place total responsibility on the holders/owners of the properties (in other words, proof or admission of guilt is not required in order for them to be found responsible for such environmental hazards). Failure to remove these hazards could have a detrimental effect on the Group’s ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2015, the Group is aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Group is unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Group had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2015, the Company believes that the costs expected to be incurred by the Group with respect to its liability for environment-related damages are not material.

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21.2.	The Group strives to conduct its business in an environmentally-friendly manner and in accordance with the sustainability principles. In 2010 and 2012, the Company adopted a social responsibility code, which, inter alia, presents the Company's policy with regard to environmental and community issues. Social responsibility was and will continue to be an issue that reflects the Company's positive and active approach to environmental and community issues as a leading global company.

The Group's management believes that durable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Group's management is of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting "green" shopping centers over regular shopping centers, thus increasing the value of the Group companies' properties.

The issue of the environment and its protection is being addressed by senior officers in the Group companies, who are also assisted by external consultants to promote green construction.

Group companies make use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies' efforts to minimize their environmental footprint, they are attempting to reduce the use of materials that are not biodegradable, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

21.3.	Since May 2006, FCR has been constructing shopping centers based on the "LEED" standard (Leadership in Energy and Environmental Design certification standard). In addition, FCR implements projects for the control and economic use of water and energy. As of the reporting date, FCR has 103 projects that received the international LEED standard and 43 projects under development and redevelopment (in the planning or construction stages) that are being built (or that will be built) according to the international LEED standard or that are awaiting its receipt. Furthermore, since 2011 FCR has been working to obtain the BESt (Building Environmental Standards) standard, which is awarded to existing buildings by BOMA (the Building Owners and Managers Association) in Canada, and that is the highest standard for existing buildings in Canada, and as of the reporting date, FCR has 103 properties that were awarded this standard. In addition, since 2009 FCR has been publishing a sustainability and corporate responsibility report.

21.4.	CTY strives to be a pioneer in the management of sustainable properties, and is considered among Nordic companies a pioneer in the implementation of sustainability principles in its shopping centers and is even awarded recognition and awards for this reason. CTY has a goal-oriented program aimed at promoting and controlling parameters such as waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. In 2014, CTY's sustainability policy was updated to better reflect CTY's priorities and its effect on its surrounding community. Furthermore, in 2011, CTY conducted a comprehensive energy savings survey, and all its shopping centers were reviewed in accordance with the Green Shopping Center Management Program, the in-house program used to promote sustainable development. Also, in recent years, several shopping centers owned by CTY were awarded the LEED standard, including the LEED Platinum standard (the highest LEED standard available). In 2015, the European Public Real Estate Association (EPRA) announced that CTY's sustainability report is one of the best in the industry, and it has won the EPRA Gold Award for Sustainability Best Practices for the fourth consecutive year.

21.5.	ATR strives to reorganize its activity and properties in order to operate in the spirit of the sustainability principles. Within this framework, ATR works to reduce its energy consumption, by investing in increasing the efficiency of its infrastructures. In addition, ATR has started using sustainability criteria in its assessment of properties for future acquisition. In recognition of its efforts, in 2013 ATR's people in Poland received the green buildings award in Central and Eastern Europe. During 2014, ATR's management set for itself the goal of formalizing this approach, through formal procedures that would increase the transparency of its activity in this field. In 2014, ATR entered a long-term partnership with JLL Upstream Sustainability, an international expert in sustainability in the real estate sector. Within this framework, ATR has conducted an audit as well as an assessment of its work methods, and this contributed to the identification of the most important and material sustainability-related issues. These actions have led to the adoption by management of ATR of an environmental sustainability policy that will be overseen by ATR's sustainability committee.

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21.6.	EQY is investing in making its shopping centers "greener". In 2008, an extensive recycling program was deployed at its properties.

21.7.	The framework of Gazit Development's development activity in Israel takes into account issues such as energy, land, water, waste, etc. in the planning and construction processes, concurrent with environmental management of the project itself.

22.	Restrictions on and supervision over the Company’s operations

22.1.	The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the construction and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties (such as construction permits), municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However, it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations for existing properties or properties the Group will acquire in the future.

22.2.	In addition, the Company, EQY, FCR, CTY and ATR being public companies, are subject to regulations pertaining to the securities laws and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, their breach could lead to the companies being fined and even to the perception of an administrative breach or a criminal offense.

Pursuant to the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, and with the aim of identifying and preventing breach of securities laws, the Company has adopted an internal securities law enforcement plan.

22.3.	In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the "Concentration Law") was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real (non-financial) corporation and interests in a significant financial corporation; (c) imposing limitations on the allocation of State assets.

•	Interests in a pyramid structure – the Law prohibits controlling a structure comprising more than two tiers of reporting corporations in Israel, while prescribing a transition period of up to six years. Under the provisions of the Law, the Company is deemed a second tier company, Dori was deemed a third tier company, and Dori Construction was deemed a fourth tier company. Accordingly, the Group was required to make changes in the Group structure until the end of the transition periods, such that it will comply with the Concentration Law. In January 2016, the Company sold its holdings in Dori (as set out in section 10 of the report) and as of said date is in compliance with the aforesaid provisions of the Concentration Law.

In addition, within the framework of this chapter in the Law, the Minister of Finance and the Governor of the Bank of Israel were tasked with setting forth provisions for limitations on the accumulated credit extended to a corporation or a business group (a controlling shareholder and the companies under his control) by financial entities, taking into account, inter alia, the liability of each corporation or all companies of the business group. The Minister of Finance and the Governor of the Bank of Israel may prescribe that such provisions will also apply to borrower groups and to related companies in circumstances as will be set forth.

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•	Separation between real and financial corporations – the Law prohibits parallel ownership of significant real corporations and significant financial corporations (as these are defined in the Law), above the prescribed threshold. In September 2015, the Market Concentration Committee published the list of significant real corporations. This list includes the Company and thus the limitations on interests in significant financial corporations above a specific threshold apply to it and to its controlling shareholders, limitations were imposed on interests owned in the Company by significant financial corporations and their controlling shareholders, and a restriction was imposed in connection with the cross-office of directors in the Company and in a significant financial institution.

For additional details, refer to section 28.3.9 of the report and to Note 2a to the Financial Statements.

22.4.	Pursuant to the recommendations of the Committee to Assess the Debt Restructuring Proceedings in Israel (the Andorn Committee). In May 2015 the Supervisor of Banks issued updates to the Proper Banking Management Directives with respect to restrictions on the financing of equity transactions, the management of leveraged loans and additional guidelines for banks regarding the management of credit risks. In addition, in July 2015, the Legislation Committee approved an amendment to the Concentration Law, which proposes the setting of a credit limit for business groups, this as part of the regularization of the credit granting process. Furthermore, in December 2015, the plenum of the Securities Authority approved a bill for the amendment of the Securities Regulations and the implementation of the conclusions of the Andorn Committee, which includes a proposed amendment to the Securities Regulations (Details of the Prospectus and the Draft Prospectus – Structure and Format) (Amendment), 2015 and an amendment to the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2015. The bill proposes the setting of disclosure requirements with respect to several principal topics, including: disclosure concerning the past conduct of controlling shareholders where a company controlled by such them had encountered financial difficulties, disclosure concerning debt obtained by a controlling shareholder in an entity to finance the acquisition of the controlling shares in the entity or the pledging of such shares and disclosure concerning restrictions on credit due to credit of record that exceeds five percent of the total credit in the market granted to a business group, this subject to the restrictions as shall be imposed based on the recommendations of the Committee. Since the Company and the controlling shareholder therein raise credit on the Israeli capital market as well as from financial institutions in Israel, such restrictions could affect their ability to raise credit.

As of the reporting date, provisions as aforesaid have yet to be set.

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23.	Material agreements and strategic partnership agreements

23.1.	Reorganization agreement with Norstar Group

On February 1, 2012, the Company entered, after receiving the approval of its Audit Committee, Board of Directors and general meeting thereto, into an agreement with Norstar Holdings and Norstar Israel Ltd. ("Norstar Israel"), which is wholly-owned by Norstar Holdings (Norstar Holdings and Norstar Israel are the Company's controlling shareholders and will be collectively called below: "Norstar Group"). The agreement (the "Gazit-Norstar Agreement") contains the following three elements: (a) approval of an update to the terms of the management agreement entered into between the Company and Norstar Israel in July 1998, in effect since November 16, 2011; (b) amendment of the existing non-competition provisions in place between the Company and Norstar Group, in effect since November 16, 2011; and (c) grant of registration rights to Norstar with respect to Company securities held by it (including through its wholly-owned subsidiaries), as detailed below. Inter alia, this agreement replaced and updated a previous agreement between the parties dated 1998, that was terminated due to the transition provisions set in the Companies Law (Amendment No. 16), 2011, that prescribe the approval, every three years, of extraordinary engagements of a public company with its controlling shareholder (and is subject to the provisions of the Companies Law regarding the approval of extraordinary transactions with the controlling shareholder every three years). In September 2014, the Company's general meeting re-approved (after the approval of the Company's Audit Committee and its Board of Directors) the non-competition stipulation and the management services agreement, without any change in their terms (other than an update of the management fees, as provided in subsection b below), for a three-year period starting on November 16, 2014.

Following are the principles of the Gazit-Norstar agreement:

a.	Amendment of the non-competition stipulation

In August 1998, the Company and Norstar Group entered into an agreement for the private placement of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the property holdings of Norstar Group and of the Company. Accordingly, the said agreement set non-competition stipulations between the companies, which were amended within the framework of the Gazit-Norstar Agreement, as detailed below:

Norstar Holdings has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such company. The non-competition provision prescribes that in the event that Norstar Group desires to operate in any real estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to the Company, and only if the Company, following the approval of its Audit Committee, will confirm that it is not interested in engaging in the operations being considered by Norstar Group, then Norstar Group will be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by Norstar Group and was refused by the Company. Upon the initial decision of the Audit Committee not to engage in a specific real estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or annual reports, specify details regarding the transactions engaged by Norstar Group in the relevant period, which were first offered to the Company and which the Company decided to refuse, provided that no details will be published in connection with concrete transactions which were not already published by Norstar Group at that time, and provided that the detailed reasoning behind the decision of the Audit Committee to reject the proposed said transactions is also disclosed. For avoidance of doubt, it is clarified that the principal of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which Norstar Group will not be able to engage so long as the non-competition provision is in force.

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b.	Management services agreement

The Gazit-Norstar Agreement updates the terms of the management agreement that existed between the parties, under which the Company provides Norstar Group with management services, as follows (the "New Management Agreement"): According to the New Management Agreement, the management fees consideration paid by Norstar Israel to the Company was updated in September 2014 to amount to NIS 122,000 plus VAT per month, in lieu of NIS 105,000 per (which were paid according to the agreement as of November 2014) (the "Management Fees"). The Management Fees are linked to the CPI. In addition, to clarify, the Agreement was supplemented with details regarding the types of services provided under it, such that these include the following: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital market and the investment of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). The management services provisions in the New Management Agreement are in effect for a period of three years starting on November 16, 2011 (as aforesaid, in September 2014 they were extended for a three-year period starting on November 16, 2014), at the end of which they will be automatically renewed, and will continue to be renewed, from time to time, for three-year periods, where each of the parties may refrain from renewal by informing the other party by written notice no later than 90 days before the end of the Agreement period (all subject to the provisions of the Companies Law).

c.	Grant of registration rights to the Norstar Group -

On completion of the issuance and registration of the Company's shares for trade on the NYSE ("issuance of the Company on the NYSE"), the Company granted Norstar certain registration rights with respect to Company shares owned by it, including through its wholly-owned subsidiaries, the principles of which are as follows:

Piggyback registration – whenever the company acts to register its shares (or securities convertible into its shares) through the US Securities and Exchange Commission (the "SEC"), Norstar will have the right to join the registration of Company shares owned by it.

Non-shelf registered offering demand – Norstar may demand that the Company register Company shares owned by it in accordance with a registration document/a full prospectus (form F-1 or any other suitable registration document), at any time, after expiration of the restriction period applying to the Company and Norstar with regard to carrying out issuances in connection with the initial offering of the Company’s shares on the NYSE. Norstar may exercise its said right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Shelf registration demand – Norstar may demand that the Company register Company shares owned by it in accordance with a short-form registration document (form F-3 or any other suitable registration document), at any time when the Company is allowed by law to make such short form registration. In the case of an offering backed by full underwriting, Norstar may exercise its right as aforesaid twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Notwithstanding the aforesaid, where the registration of Company shares owned by Norstar is made as part of the issuance of shares by the Company, where such issuance is secured by underwriting, insofar as the underwriters recommend that the quantity of shares registered for trading within the framework of the issuance be limited, the Company may limit the quantity of shares that Norstar may register under its aforesaid rights, in accordance with priority rules set in the agreement. In addition, under certain circumstances (including where the registration document stands to cause the Company material damage), the Company may postpone the publication of the registration document, subject to limitations detailed in the agreement.

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The Company will bear all expenses entailed in fulfilling its obligations under the agreement with regard to the registration for trading of shares by its virtue, including registration and submission fees, printing expenses, legal consulting (with the exception of legal consultants that will represent only the selling shareholders), accounting services, etc.

The Company may enter into registration rights agreements with other shareholders, subject to Norstar being entitled to the same registration rights granted to these other shareholders (insofar as these rights are preferred to the rights granted to Norstar under the registration rights agreement).

The registration rights detailed above will apply also to all securities issued with respect to these shares, including due to the distribution of stock dividend, share split, capital change, capital consolidation, merger, etc. In addition, Norstar may transfer its rights under the said agreement, all or in part, to any transferee, subject to it transferring at least 5% of the ordinary shares that may be registered.

Subject to extraordinary cases, the Company will indemnify Norstar and parties on its behalf for any damage, loss, or expense (including attorney's fees) caused as a result of erroneous information included in a registration document or a prospectus or as a result of breach of the law by the Company in connection with such registration, unless such erroneous information was provided by Norstar. In addition, subject to extraordinary cases, Norstar will indemnify the Company and parties on its behalf for any damage as aforesaid caused as a result of erroneous information included in a registration document or a prospectus and that was provided by Norstar. In any case, the indemnification amount Norstar will be required to pay will not exceed the net consideration amount received from its sale of securities within the framework of the relevant registration.

The registration rights agreement will be in effect for the period starting with the Company's issuance on the NYSE and ending at such a time when no securities remain that are entitled to registration by its virtue or until ten years have elapsed from its signing, the earlier of the two (all subject to the provisions of the Companies Law).

23.2.	Shareholders’ agreement with LIH with regard to EQY

Concurrent with EQY entering into an agreement with CSC, the Company and its subsidiaries that own shares in EQY entered with LIH and its parent company CSC (in this section below, collectively: "Liberty Group") and EQY, into a shareholders' agreement that is in effect since January 2011 (and that was amended in September 2011). The above agreement sets forth various arrangements between the parties in connection with their holdings in EQY.

In January 2016, Liberty Group exercised the units convertible into EQY shares that were in its possession and shortly thereafter sold them, to the effect that, as of said date it no longer holds interest in EQY. Following the sale, the shareholders' agreement expired as set out in the agreement.

23.3.	Shareholders’ agreement with Alony-Hetz with regard to FCR

On January 9, 2011, the Company (and its wholly-owned subsidiaries; in this section below, collectively: the "Company") entered into a shareholders’ agreement with Alony-Hetz (and its wholly-owned subsidiaries; in this section below, collectively: "Alony-Hetz Group"), with regard to their interests in FCR. This agreement replaced the shareholders' agreement between the parties dated October 2000. To the best of the Company’s knowledge, as of December 31, 2015, Alony-Hetz owns 6.2% of FCR’s share capital. The shareholders’ agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to FCR’s Board of Directors, according to which the Company has undertaken to support the appointment of up to two representatives of Alony-Hetz Group to FCR’s Board of Directors, provided certain conditions with respect to Alony-Hetz Group's interests in the share capital of FCR are met. As of the date of this report, Alony-Hetz Group had only one director appointed on its behalf to FCR’s Board of Directors. Alony-Hetz Group has given a parallel undertaking to support the appointment of representatives of the Company to FCR’s Board of Directors. It has also been agreed that FCR’s Board of Directors will not consist of more than 15 members; (b) the Company has the right to oblige Alony-Hetz Group to participate in a transaction to sell shares (“drag along right”) of FCR under certain circumstance; (c) Alony-Hetz Group has a right to participate in the sale of FCR shares (“tag along right”) by the Company, under certain conditions; (d) in the event of one of the parties acquiring additional securities in FCR, the acquiring party will then offer the other party the opportunity to acquire a proportionate part of the securities acquired by it; (e) the Company has the right of first offer so that in the event that Alony-Hetz Group sells shares of FCR, the Company will be given the right to acquire all or any part of the shares (other than in the event of sale of the shares under a purchase offer, merger, exchange offer, etc., or in the event that the sale involves up to 1% of FCR's share capital); (f) Alony-Hetz has undertaken that while this agreement is in force, it will not act in any of the various ways specified in the agreement, that might constitute interference with the way that FCR is managed or an attempt to acquire control of FCR – either on its own or together with others, without the prior written consent of FCR's Board of Directors.

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The shareholders’ agreement between the Company and Alony-Hetz is valid for ten years (that is, until October 2021) or until such time as Alony-Hetz Group’s interests in FCR’s shares represent less than 3% of FCR’s issued capital for 90 consecutive days or until such time as all the Company’s interests in FCR’s shares represent less than 20% of FCR’s issued capital for 90 consecutive days, whichever is the earlier of the abovementioned dates. In addition, each of the parties may terminate this agreement within 60 days of a change in control Alony-Hetz.

23.4.	Agreement with regard to ATR

An agreement entered into by the Company (through a wholly-owned subsidiary of the Company, through which the Company's investments in ATR were made; in this subsection, the "Subsidiary"), CPI (collectively: "the Investors") and ATR in September 2009, which prescribes the conversion of ATR debentures owned by the Investors into its shares, sets, inter alia, the following principles. It is noted, that as part of the agreement for the purchase of shares owned by CPI, as provided in section 1.1 above, CPI's rights under the said agreement were annulled and the Company alone is entitled to exercise all rights under the said agreement.

(a)	A list of matters has been set for which the Investors were granted veto rights, stipulating that , as long as the Investors own at least 20 million shares (immediately before the reporting date, the Company owns 206.7 million shares in ATR,), their consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR's President. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Investors.

(b)	The Investors will be entitled to appoint four directors (out of a Board of Directors that does not exceed 10 members), as long as they own (cumulatively) 80 million shares; three directors, as long as they own 60 million shares; two directors, as long as they own 40 million shares; and one director, as long as they own 20 million shares.

(c)	The Investors will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board of Directors, and to appoint the Chairman of the Board of Directors, as long as the Investors cumulatively own at least 55 million shares.

23.5.	Shareholders' agreement with CPPIBEH with respect to CTY

In May 2014, the Company entered into a governance agreement with CPPIBEH with respect to their holdings in CTY, which sets forth, inter alia arrangements for the appointment of directors to CTY's Board of Directors, pursuant to which the Company has undertaken to support the appointment of up to two directors to be recommended by CPPIBEH, at least one of whom will be independent of both CTY and CPPIBEH, and CPPIBEH has undertaken to support the appointment of up to three directors to be recommended by the Company . In addition, the Company has undertaken to grant CPPIBEH the tag along right with respect to a sale of CTY shares at a volume exceeding 5% of CTY's share capital during a period of twelve months. The agreement shall terminate at the earlier of the following: (1) after ten years have elapsed from its signing; (2) until such a time as CPPIBEH shall own less than 10% of CTY's share capital, or (3) until such a time as the Company shall own less than 20% of CTY's share capital.

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24.	Legal proceedings

For details regarding the legal proceedings to which the Company and the Group are party, including disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Notes 26d, 25j and 25k to the financial statements.

25.	Goals and business strategy

The Group has a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Group’s strategy, both as regarding real estate operations and as regarding the structure and financial operations of the Company, are summarized below:

•	Investment in income-producing properties, mainly in supermarket-anchored shopping centers; since supermarkets cater to the daily needs of the residents, these shopping centers are considered less sensitive to the economic cycle relative to other real estate sectors. These properties are held directly or indirectly and the Company strives to increase its direct holding in its properties, depending on market conditions and business opportunities.

•	Focusing on increasing the Group's cash flows through the proactive management of its properties. The Company's management believes that this policy, alongside its holding the properties over time, will create added value for its shareholders.

•	Maximizing the value of existing shopping centers by renting to tenants with proven financial strength who are market leaders, while also creating an attractive mix of tenants.

•	Focusing most of the operations in countries that have an international investment rating, while ensuring geographic diversification, and examining and implementing appropriate investment opportunities also in additional areas.

•	Pursuing future growth opportunities, by focusing on urban growth regions.

•	Selective and rational activity with respect to development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Group strives to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

•	Capital turnover through the sale of properties, partnerships or existing activities of the Company with a limited growth potential and/or low operational effectiveness, including based on an examination of the type of the property and its geographic location, and while designating the consideration to enhancing its growth in urban areas and improving its operational efficiency and capital costs.

•	Self and pro-active management – operations in the various countries are conducted through experienced local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company's properties to developments in the retail sector, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties that are adjacent to the Company's properties.

•	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, acquisitions of control in companies, entering into agreements for strategic relations with companies and adopting a consistent and prudent acquisitions policy, investing in markets characterized by high growth rates, seeking marketing and operational synergy, gaining a thorough knowledge of the local market and creating a platform for the pursuance of further business opportunities.

•	Continuing the creation of cooperation with the strongest and leading financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

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•	Maintaining as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

•	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Group’s fields of operation and the management of its debts, which are spread over many years.

•	Utilizing international capital markets to increase financial flexibility and to gain greater exposure to local and international institutional investors, including the improvement of the credit rating of the Company, with an eye to reducing the debt costs of the Company, this by utilizing the existing sources and facilities that are available to the Company, as well as by raising capital and debt on the various markets.

•	Carrying out new investments and selling existing operations alongside the streamlining of the structure of the Company and aiming to cut back costs and create operational efficiency and economies of scale, while maintaining the proper financial stability ratios that characterize the Group.

•	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

•	The Group believes that the human capital it employs is one of its most important resources. Retaining human capital over time provides a stable basis for growth of the Company's operations and for the creation of value for its shareholders.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic and other (industry-related and general) developments, and their interrelationships. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, that are based, to a significant extent, also on factors that are inherently beyond its control. It is hereby clarified that the Company's operating results may differ materially from the results estimated or implied by this information.

26.	Material events subsequent to the reporting date

For details regarding material events that occurred subsequent to the date of the statement of financial position, refer to Note 40 to the financial statements.

27.	Financial information concerning geographical segments

Refer to Note 39 to the financial statements.

28.	The risk factors applicable to the Company

28.1.	Macro risks

28.1.1.	Financing – The Group’s operations in acquiring properties and tradable securities of Group companies are financed in part by capital issuances and debt issuances in the various stock exchanges as well as by financial institutions. Should the Group's financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation (and with regard to EQY – also in order to comply with the dividend distribution requirement, to maintain its REIT status). The Group's financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in the Group's results of operation, legislative changes (including regulatory limitations on the Group's credit balances, as detailed in section 22 above) and deterioration of the economic situation in the Company's operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Group. The debt balances of the Company and its subsidiaries could have a material impact on the Company and on its public subsidiaries, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, development and acquisition of properties, and the ability to distribute dividends and raise capital.

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In addition, breach of the Company's obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Group companies could affect their access to financial markets and increase their capital raising costs.

In addition, changes in the credit rating of companies in Group could affect the market price of their debentures as well as the tradability thereof, and could have an effect on their raising capital on stock exchanges and/or from financial institutions.

Furthermore, as stated in section 19.8 above, the Company has currency and interest swap transactions, with respect to some of which the Company has entered into agreements that provide for mechanisms for the current settling of accounts in connection with the fair value of the swap transactions. Consequently, the Company could be required, from time to time, to transfer material amounts to the banking institution based on the fair value of the aforesaid transactions.

28.1.2.	Changes in exchange rates – The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity (where such effects are offset against linkage basis and interest rate swap and forward transactions undertaken by the Company). In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP and forward type), that provide economic hedging but do not meet the criteria for hedge accounting. The change in the fair value of these instruments is carried to the statement of income. The Company's profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

28.1.3.	Changes in capital markets – A substantial part of the Company's assets comprises the securities of its public subsidiaries. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company's and Group companies’ shares, and affect the Company's performance and its business results, which might, inter alia, expose the Company to the possibility of non-compliance with the financial covenants stipulated in its credit agreements and limit the ability to raise further capital.

28.1.4.	Economic conditions that affect geographical regions – The properties of the Group are widely distributed over more than 20 countries and by nature are exposed to different macroeconomic conditions that affect the operation and value of the properties. In addition, a material proportion of the Group’s leasable premises are located in Florida (10.5%) and in northeastern United States (4.2%), in Canada – mainly in the Greater Toronto Area (9.3%) and in the Greater Montreal Area (6.9%), and in Helsinki (3.8%), thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

28.1.5.	Risk of terror attacks and natural disasters and uninsured risks – Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, winter storms, floods and earthquakes). Damage resulting from these risks and others either cannot be insured or are not fully covered by the Group's insurance policies. In addition, the availability of insurance coverage for these and other risks could decrease and its premium cost could increase, in a manner that could lead to limited insurance coverage of Group companies.

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28.1.6.	Investment in developing countries – some of the Group's investments are in emerging markets, mainly in Central and Eastern Europe and in Russia (through ATR), Brazil and India (in which the Group is invested through an investment fund). The Group's investments in emerging markets are exposed to higher risks compared with its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company's investments in these countries are exposed.

28.2.	Sector risks

28.2.1.	Financial strength of tenants, including anchor tenants – Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group's operating regions, changes in consumer buying habits, increased competition in the Group's operating regions and the financial recession in some of the Group's markets of activity could impact the business activity and the economic results of anchor tenants and other tenants in the Group's properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group's properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group's revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises. In addition, if an anchor tenant leaves, occupying the property again at attractive terms could be difficult.

28.2.2.	Changes in the rental policy of retail chains and major tenants – A large proportion of the major tenants of the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

28.2.3.	Changes in consumer buying habits – Since most of the Group’s properties are shopping centers, which are based on food, pharma, clothing and service stores, changes in the buying habits of the consumers in the regions surrounding those shopping centers, such as a move toward buying in different types of centers or a move toward buying over the telephone or the internet, could reduce the ability of the tenants in the Group's properties, a material proportion of whom are retailers, to meet their obligations toward the Group, and could thus have a harmful effect on the Group’s business results. Within the main consumption trends in recent years, some of the Group companies are witnessing an increasing growth in the volumes of online purchases, and believe that this increase will continue to an extent that could reduce the sale volumes of tenants and affect the demand for commercial areas by these tenants. In addition, such changes could reduce proceeds received by Group companies, which are based on the sales volume in the property.

28.2.4.	Statutory and regulatory requirements, including with respect to environmental conservation and to companies law and securities law – Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning various topics, including environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2015, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and held by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

In addition, as the Company is a public company that is traded on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, it is required to comply with the relevant provisions of the law in Israel, in the United States and in Canada, including with the legal implications stemming from coordination and synchronization of these three legal systems. In addition, the securities of some of the Company’s subsidiaries (EQY, FCR, CTY and ATR) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group. For details regarding the adoption of a plan for the enforcement of the securities laws, aimed at identifying and preventing breach of such laws by the Company, refer to section 22 above.

In addition, In December 2013, the Law to Promote Competition and Reduce Concentration, 2013, which includes, inter alia, reference to control issues in a pyramid holdings structure and separation between significant real corporations and significant financial corporations, was approved by the Knesset. For details, refer to section 22 of the Report. Furthermore, within the framework of in the provisions of the Law, the Minister of Finance and the Bank of Israel Governor were tasked with setting forth provisions for limitations on credit extended to a corporation or a business group by financial bodies, in accumulate, taking into consideration, inter alia, the liability of each corporation or all companies of the business group. Such limitation could impede the ability of the Group to obtain credit to repay loans and for the cash flow required for its activity, and harm its operating results. In addition, under the provisions separating between significant real corporations (the class of corporations which the Company falls under) and significant financial corporations, limitations were imposed on interests being owned in the Company by significant financial corporations and their controlling shareholders, in a manner which limits the investment potential of such corporations in the Company, and limitations apply to the Company with respect to investment in financial corporations as aforesaid.

28.2.5.	Property renovation and development activities – The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing, delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

28.2.6.	Risks inherent in the management of the Company's properties – The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group's properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group's ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group's relations with its tenants, as well as on the Group's yields from its investments.

28.2.7.	Competitive environment – The Company is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Company's properties. In addition, the Company's competitors could hold an advantageous position compared with the Company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to section 14 above for a description of the competition in the Company's fields of operation.

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28.2.8.	Increase in operating expenses and other expenses – Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the United States and in Canada, the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, including with regard to legal and accounting services (which the public subsidiaries will also be required to comply with under the said requirements).

28.2.9.	Risks inherent in the impact of external factors on the value of the Group's properties and its operations – The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of the properties might be affected by external factors that are outside the Group's control, such as the possible impact of the financial crisis on the real estate and finance sectors in the United States and the European debt crisis, including overall market conditions – including in the real estate markets, commercial real estate in general and real estate in the Group's fields of operation in particular, the absence of liquidity in real estate investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

28.2.10.	Absence of liquidity in real estate investments – Investment in real estate is usually an investment with no liquidity, compared with investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company's properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

28.3.	Risks specific to the Company

28.3.1.	Change in the tax burden with respect to the operations of the Company's subsidiaries, and primarily EQY’s status as a REIT – the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-implementation of deductions granted to the Company with respect to tax, applying to the Group's income. In addition, as of December 31, 2015, EQY is taxed as a REIT, and its business results could be adversely affected if the US tax authorities were to find that EQY does not meet the criteria of a REIT or if EQY did not fulfill the necessary conditions for the purpose of satisfying its REIT status. Additionally, this could also result in a reduction in the profits available for distribution by EQY as a dividend. The US legal requirements for dividend distributions by a REIT could restrict EQY’s ability to finance the acquisition of new properties, as well as the renovation and development of existing properties, without having to seek additional funding by way of external capital or investment in EQY’s capital.

28.3.2.	Dependence on management – The Company has a certain degree of dependence on the continued activities of the Chairman of the Company's Board of Directors, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who served as the Company's President for ten years until the beginning of 2008. Messrs. Katzman and Segal serve in different positions in the Group. The Company's assessment is that upon the termination of Mr. Dori Segal's tenure as the Company's President and the appointment of a new President in his place at the beginning of 2008, the dependency on the said two officers has decreased. As detailed in section 17.3, in November 2011 the Company's employment agreements with Mr. Katzman and Mr. Segal expired, however as of the date of the report Mr. Katzman and Mr. Segal continue to serve in their positions in the Company. The Company is unable to evaluate what effect, if any, the termination of the activities of either of the aforementioned members of management may have on the Group.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

28.3.3.	Control of the Company – The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholders, Mr. Chaim Katzman and some of his family members, and Mr. Dori Segal and his wife, Ms. Erika Ottosson, can pass binding resolutions at the general meeting of the shareholders of the Company, as their interests in the Company are sufficient for the purposes of adopting certain resolutions at the Company's general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. Nevertheless, under the provisions of the Companies Law, their ability to act as controlling shareholders is limited, both in view of their duties to the Company and to the minority interests as well as in view of the need to obtain the consent of the minority interests on certain issues in which the controlling shareholders have personal interest, all as set out in the provisions of the law.

In addition, the controlling shareholders may prevent third parties from attempting a takeover of the Company, thereby possibly lowering the Company's shares value.

Furthermore, shares of the Company that are owned by Norstar, the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company's investors, including in the event that the lenders wish to sell the Company's shares.

28.3.4.	Commencement of operations in new fields and regions – The Group's commencement of operations in new fields and regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said fields and regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and administrative headquarters at substantial costs and their integration in the Group. Moreover, many years could elapse before the results desired in entering a new field and/or region of activity are attained, in light of the need to obtain regulatory approvals and construction permits, determining the correct mix of tenants, recruiting the appropriate management team, etc. As aforesaid, in 2008, the Company began operating through ATR in eight countries in Central and Eastern Europe, mainly Poland, the Czech Republic and Russia (for details refer to section 9.1 above). In addition, in 2008 it also began operating in Brazil, during the years 2007 to 2016 the Company had indirectly held Dori, which has residential projects initiation and construction activity, including in Eastern Europe, and during the years 2006 to 2015 had operated in the medical office buildings sector.

28.3.5.	Acquisition strategy – The Group has a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; it also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the Group's current operations, as well as expose the Company to legal and regulatory risks with regard to the acquired properties.

28.3.6.	Structure of interests in the Company's subsidiaries – A large proportion of the Company's subsidiaries are not wholly-owned by it. Among these, substantial parts of the issued share capital of EQY, FCR, CTY and ATR are owned by the public, as well as by other significant shareholders. These subsidiaries are subject to legal and regulatory limitations that are typical to public companies, and the Company, despite being the controlling shareholder, may find itself unable to take specific courses of action without the required approval from other shareholders in such subsidiaries (whether by law or by virtue of shareholders' agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these subsidiaries, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group's structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company's cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group's partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner's investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company's control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company's reporting requirement as a public company, it relies on information which it receives from the subsidiaries. Although the Company believes it receives from the subsidiaries material information it requires, it does not have agreements with all of them with respect to receiving such information. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

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28.3.7.	Legal proceedings – The Group companies are involved in several legal proceedings in their ordinary course of business, including proceedings vis-à-vis the tax authorities, with regard to legal proceedings initiated against the Company in connection with its investment in Dori Group, as well as with regard to legal proceedings that the Company was involved in pertaining to its investment in ATR, as detailed in Note 26d to the financial statements. If such proceedings as specified in Note 26d to the financial statements (or any of the same) are decided against the Company, this could adversely affect the Company's operating results.

28.3.8.	Risks inherent in listing the Company's shares on the New York Stock Exchange and on the Toronto Stock Exchange – The Company's shares are listed on the Tel Aviv Stock Exchange since 1983, on the New York Stock Exchange since 2011 (as a non-U.S. listed company) and on the Toronto Stock Exchange since October 2013 (as a foreign issuer). The shares are traded on different exchanges, in different currencies (U.S.$, C$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company's shares in one stock exchange could lead to a decrease in the price of the Company's shares in another stock exchange. Furthermore, the Company does not expect its shares to be included in the different New York Stock Exchange or Toronto Stock Exchange indices in which many of the US- and Canadian REITs are included, which could adversely affect the demand for the Company's share by investors, as well as its price.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

28.4.	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate the exposure to them) on the Company’s business, in the opinion of Company management:

Risk factor	Major effect	Medium effect	Minor effect
Macro risks:
Financing	+
Changes in exchange rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions	+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Financial strength of tenants, including anchor tenants	+
Changes in the rental policy of retail chains and major tenants		+
Changes in consumer buying habits		+
Statutory and regulatory requirements, including with respect to environmental conservation and companies and securities law		+
Property renovation and development activities		+
Risks inherent in the management of the Company's properties			+
Competitive environment		+
Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group's properties and its operations	+
Absence of liquidity in real estate investments		+
Risks specific to the Company
Change in the tax burden with respect to the operations of the Company's subsidiaries, and primarily EQY’s status as a REIT		+
Dependence on management		+
Control of the Company			+
Commencement of operations in new fields and regions		+
Acquisition strategy		+
Structure of holdings in the Company's subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company's shares on the New York Stock Exchange and on the Toronto Stock Exchange		+

For details of the risk factors to which Dori's activity is exposed, see section 10.6 above.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

CHAPTER B

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2015

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the year ended December 31, 2015 (the “Reporting Period”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its public and private investees1 (collectively: the “Group”), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in over 20 countries throughout the world, focusing on urban growth markets. Furthermore, the Group explore business opportunities to acquire shopping centers and/or companies that operate within its core business (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Group’s strategy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Moreover, the Group actively focuses on urban growth markets, in which it acquires dominant properties that the Group’s assesses will provide long-term growth opportunities. At the same time, the Group is working on selling non-core properties that it considers as having limited growth potential.

In addition, as part of its strategy, the Company examines alternatives to increase the private real estate component of its activity (operations that are not owned through public companies), which, in the opinion of Company management, is expected to grow the cash flows received directly by the Company and is also likely to improve the Company’s costs structure by creating cost efficiencies and economies of scale. Moreover, it is the Company’s belief that increasing the number of properties that it directly owns is likely to strengthen its financial ratios, which, in turn, should improve the Company’s financial strength, leading to an upgrade in its debt rating and, consequently, to a reduction in its financial costs. Company management believes that the implementation of this policy will increase the return for shareholders.

1.2.	Group Properties

As of December 31, 2015 (the “Reporting Date”), the Group owns and manages 451 properties, as follows:

•	441 shopping centers of various sizes, including 6 shopping centers under development
•	10 other properties

The above properties have a gross leasable area (“GLA”) of 6.6 million square meters and are presented in the Company’s books at their fair value of NIS 74.0 billion and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of December 31, 2015) of NIS 6.2 billion. Assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group, the properties have a value of NIS 80.2 billion and generate annual rental income of NIS 6.6 billion.

1 Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of December 31, 2015, the Company owns 38.4% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, Massachusetts and in Washington DC, and on the West Coast of the United States, mainly in California. EQY owns1 127 income-producing properties primarily supermarket-anchored shopping centers and , with a total GLA of 1.5 million square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of December 31, 2015, the Company owns 42.2% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Quebec, Ontario, Alberta and British Columbia. FCR owns 155 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 2.2 million square meters, and 3 shopping centers under development.

In Brazil, the Company operates in the shopping centers sector, primarily in Sao Paulo, through Gazit Brazil Ltda. (“Gazit Brazil”) (100%). As of December 31, 2015, Gazit Brazil owns 6 income-producing shopping centers with a total GLA of 78 thousand square meters, one shopping center under development and a plot of land.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of December 31, 2015, the Company owns 43.4% of CTY’s share capital. CTY operates in Finland, Norway, Sweden, Estonia and Denmark and owns1 62 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.3 million square meters, and one shopping center under development. For details regarding CTY’s acquisition in July 2015 of Sektor Gruppen AS (“Sektor”), which owns, operates and develops shopping centers in Norway, where, on the acquisition date, it owned 20 shopping centers and other properties with a value of EUR 1.5 billion, and CTY’s raising of equity by means of rights offering in order to finance the acquisition, refer to Note 9f7 to the financial statements.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), a public company that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of December 31, 2015, the Company owns 54.9% of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Slovakia and Russia and owns1 77 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.2 million square meters and land for future development. In January 2015, the Company acquired 52 million shares of ATR and became the sole controlling shareholder in ATR. Commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR's financial statements. For further details, refer to Note 9c2 to the financial statements.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of December 31, 2015, Gazit Germany owns 4 income-producing properties, with a total GLA of 49 thousand square meters..

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing properties, primarily supermarket-anchored shopping centers in Israel, with a total GLA of 122 thousand square meters, and one property under development, as well as lands for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where they own one shopping center with a GLA of 7 thousand square meters and lands for future development.

In addition, until January 2016, Gazit Development also owned, through subsidiaries, 84.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group mainly operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest in the share capital of U. Dori Construction Ltd. ("Dori Construction")). For details regarding the sale of all the shares in Dori Group owned by Gazit Development, in January 2016, and the investments in Dori Group in 2015 refer to Note 9g to the financial statements.

1 Includes jointly controlled properties.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.3.	Effects of the Volatility in the International Capital Markets

In recent years, the volatility and uncertainty evident in the global financial markets have apparently stemmed from various factors. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, in the prices of European companies’ shares (that have been trading for a long period at below their net asset value). Moreover, since 2014, Russia has been experiencing severe crisis that is reflected among other ways in the steep devaluation of its domestic currency due mainly to economic sanctions imposed on the state as a result of the dispute in Ukraine and due to the fall in global oil prices, which have together resulted in Russia’s economy experiencing negative growth in 2015, this is expected to again be the case in 2016. The crisis is reflected in a decrease in rental income in 2015, compared with 2014. For details regarding the economic situation in the regions where the Group operates, refer to "Description of the Company’s Business" Chapter.

As of December 31, 2015, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a worsening of the global financial crisis could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and banks. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt and equity raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitutes forward-looking statements. These assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since they are subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.4.	Highlights –2015

(NIS in millions, other than per share data)	For the year ended December 31
	2015	2014	Change
Rental income	6,150	4,913	25%*
NOI (**)	4,184	3,329	26%*
FFO (***)	627	598	4.8%
Diluted FFO per share (NIS) (***)	3.51	3.39	3.5%
The number of shares used in calculating the diluted FFO per share (in thousands)	178,601	176,546	1.2%

Acquisition, construction and development of investment property (****)	9,341	3,273	-
Disposal of investment property (****)	1,164	2,651	-
Fair value gain from investment property and investment property under development, net	711	1,053	-
Net income attributable to equity holders of the Company	620	73	-
Diluted earnings per share (NIS)	3.45	0.39	-
Cash flows from operating activities	1,514	1,026	-
Net debt to total assets	51.3%	51.0%	-
Equity attributable to equity holders of the Company	7,512	8,023	-
Equity per share attributable to equity holders of the Company (NIS)	38.4	45.0	-
Net asset value per share (EPRA NAV) (NIS) (*****)	52.9	60.2	-
EPRA NNNAV per share (NIS) (*****)	38.8	40.4	-

(*)	The change is mainly due to the initial consolidation of ATR and the acquisition of Sektor.

(**)	NOI ("Net Operating Income") - Rental income, net of property operating expenses.

(***)	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.

(****)	The Company and its subsidiaries, including the acquisition of Sektor (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

(*****)	Refer to section 2.4 below.

•	As of December 31, 2015, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 10.4 billion (NIS 3.0 billion in the Company and wholly-owned subsidiaries).

•	During 2015, Group companies issued debentures in a total amount of NIS 5.6 billion.

•	During 2015, Group companies issued equity in a total amount of NIS 2.9 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in 2015 by NIS 1.2 billion (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.5.	Highlights – Fourth Quarter of 2015 (the "Quarter")

(NIS in millions, other than per share data)	For the 3 months ended December 31
	2015	2014	Change
Rental income	1,562	1,259	24%*
NOI	1,047	840	25%*
Proportionately consolidated NOI (**)	498	505	(1.4)%
FFO (***)	146	135	8.1%
Diluted FFO per share (NIS) (***)	0.82	0.76	7.9%
The number of shares used in calculating the diluted FFO per share (in thousands)	178,581	178,190	0.2%

Acquisition, construction and development of investment property (****)	787	839	-
Disposal of investment property (****)	182	636	-
Fair value gain from investment property and investment property under development, net	231	699	-
Net income (loss) attributable to equity holders of the Company	206	(217)	-
Diluted earnings (loss) per share (NIS)	1.14	(1.25)	-
Cash flows from operating activities	344	304	-

(*)	The change is mainly due to the initial consolidation of ATR and the acquisition of Sektor.
(**)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(***)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

•	During the Quarter, Group companies issued equity in a total amount of NIS 0.6 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Quarter by NIS 219 million (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of December 31, 2015):

GAZIT-GLOBE
Canada
42.2%
First Capital Reality (FCR)
USA
38.4%
Equity One (EQY)
Brazil
100%
Gazit Brazil
Europe
43.4%
Citycon (CTY)
54.9%
Atrium European Real Estate (ATR)
100%
Gazit Germany
Gazit Development (Bulgaria and macedonia)
100%
Israel
84.7%
Gazit Globe Israel (Development)
84.9%[1]
U.Dori Group

[1]	In January 2016, Gazit Development sold its all shares of Dori Group, for more details refer to Note 9g to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.7.	Breakdown of Net Operating Income ("NOI"), according to the Company’s operating regions[1]:

Q4 2015	Q4 2014

2015	2014

1 As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of December 31, 2015:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.12.2015 (NIS in millions)
EQY	Shares (NYSE)	49.6	38.4	3,570	5,258
FCR¹	Shares (TSX)	95.1	42.2	4,320	4,913
CTY	Shares (OMX)	386.0	43.4	4,133	3,934
ATR	Shares (VSX, Euronext)	206.7	54.9	4,555	3,134
Dori Group[2]	Capital note and shares	-	-	194	-
Europe	Income-producing property	-	-	440	-
Europe[3]	Property under development and lands	-	-	178	-
Brazil	Income-producing property and property under development	-	-	1,017	-
Israel[3]	Income-producing property	-	-	2,067	-
Israel[3]	Property under development and lands	-	-	204	-
Total assets		-	-	20,678	-

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of December 31, 2015:

NIS in millions
Debentures[4]	12,644
Debts to financial institutions	2,829
Total debentures and debts to financial institutions (*)	15,473
Other monetary liabilities	375
Total monetary liabilities	15,848
Less - monetary assets	2,167
Less - other investments[5]	799
Monetary liabilities, net	12,882
Other liabilities[6]	284
Total liabilities, net	13,166

(*) Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[7]		Financial Institutions	Total	%
2016	977		182	1,159	7
2017	781		9	790	5
2018	1,390		1,529	2,919	19
2019	1,523	[8]	845	2,368	15
2020	1,189		133	1,322	9
2021	1,000		2	1,002	6
2022	902		43	945	6
2023	1,066		43	1,109	7
2024	1,218		43	1,261	8
2025	496		-	496	3
2026 and after	2,102		-	2,102	15
Total	12,644		2,829	15,473	100

[1]	In January 2016, the Company sold 6.5 million FCR shares for a total consideration of C$ 117 million.
[2]	Represents an indirect interest in Dori Group. For details regarding the sale of all the shares in Dori Group, in January 2016, refer to Note 9g to the financial statements.
[3]	Presented according to the proportionate consolidation method (84.7%).
[4]	Excludes an asset of NIS 710 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
[5]	Comprised primarily of the investment in participation units in private equity funds and 29 million shares in BR Malls, that are presented at mark value.
[6]	Includes deferred tax liabilities, net in the amount of NIS 226 million and other liabilities in an amount of NIS 58 million.
[7]	Includes a private, unsecured loan from a financial institution in the amount of NIS 689 million.
[8]	Includes a payment of NIS 768 million with respect to the principal of debentures (Series J), which is secured by investment property, refer to section 8F below.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds From Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

The Adjusted EPRA Earnings (or “FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income (loss) are presented in the table below.

The Company believes that the Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2015	2014	2013	2015	2014
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	620	73	927	206	(217)

Adjustments:
Fair value gain from investment property and investment property under development, net	(711)	(1,053)	(962)	(231)	(699)
Capital loss on sale of investment property	106	65	52	15	17
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(693)	156	(435)	(97)	312
Adjustments with respect to equity-accounted investees	(50)	324	60	(36)	249
Loss from decrease in holding interest and disposal of investees	1,533	1	11	-	-
Deferred taxes and current taxes with respect to disposal of properties	138	399	262	64	154
Gain from bargain purchase, net of goodwill impairment	(1,026)	(47)	(173)	39	(47)
Acquisition costs recognized in profit or loss	41	6	10	7	1
Loss from early redemption of interest-bearing liabilities and financial derivatives	78	154	142	11	19
Non-controlling interests' share in above adjustments	395	267	375	132	273

Nominal FFO (EPRA Earnings)	431	345	269	110	62

Additional adjustments:
CPI linkage differences	(77)	(5)	152	(57)	(18)
Depreciation and amortization	21	13	16	6	3
Adjustments with respect to equity-accounted investees	-	(3)	27	-	13
Other adjustments(1)	252	248	121	87	75

FFO according to the management approach (Adjusted EPRA Earnings)	627	598	585	146	135
Basic FFO per share according to the management approach (in NIS)	3.51	3.39	3.42	0.82	0.76
Diluted FFO per share according to the management approach (in NIS)	3.51	3.39	3.41	0.82	0.76
Number of shares used in the basic FFO per share calculation (in thousands)(2)	178,426	176,459	171,103	178,433	178,102
Number of shares used in the diluted FFO per share calculation (in thousands)(2)	178,601	176,546	171,413	178,581	178,190

[1]	Income and expenses adjusted from the net income (loss) for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group), and the cost of debt with respect thereto, non-recurring restructuring expenses, and internal costs (mainly salary) incurred in the leasing of properties.
[2]	Weighted average for the period.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of December 31, 2015, based on capitalization of net operating income methodology ("NOI"). The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31				For the year ended December 31
	2015		2014		2015	2014
	NIS in millions
Rental income	1,562		1,259		6,150	4,913
Property operating expenses	515		419		1,966	1,584
NOI for the period	1,047		840		4,184	3,329
Less - minority's share in NOI	(563)		(435)		(2,179)	(1,660)
Add - Company's share in NOI of jointly controlled Companies(1)	14		100		45	386

NOI for the period - the Group's proportionate share	498		505		2,050	2,055

NOI for the year - the Group's proportionate share	1,992	(2)	2,020	(2)	2,050	2,055

(1)	Companies that are presented according to the equity method.
(2)	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the fourth quarter of 2015:

Cap Rate:	5.75%	6.00%	6.25%	6.50%	6.75%
Value of income-producing property (NIS in millions) (*)	34,628	33,186	31,858	30,633	29,498
(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2015, amounted to NIS 1,902 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2015, amounted to NIS 24,620 million.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging for which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA recommendations. It is clarified that such data are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31
	2015	2014

	NIS in millions (other than per share data)
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,512	8,023
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority's share)(1)	2,795	2,363
Fair value asset adjustment for derivatives, net (2)	34	(9)
Adjustments with respect to equity-accounted investees	-	363

Net asset value - EPRA NAV	10,341	10,740

EPRA NAV per share (in NIS)	52.9	60.2

EPRA NNNAV

EPRA NAV	10,341	10,740
Adjustment of financial liabilities to fair value	(1,035)	(1,833)
Other adjustments to provision for deferred taxes(3)	(1,689)	(1,266)
Fair value asset adjustment for derivatives, net	(34)	9
Adjustments with respect to equity-accounted investees	-	(441)

Adjusted net asset value - EPRA NNNAV	7,583	7,209

EPRA NNNAV per share (in NIS)	38.8	40.4

Issued share capital of the Company (in thousands) used in the calculation(4)	195,611	178,485

1.	Net of goodwill generated in business combinations against deferred tax liability.
2.	The amount represents the fair value less the intrinsic value of currency hedging transactions.
3.	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gains tax.
4.	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	General

In 2015, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 9,341 million (including the acquisition of Sektor). The effect of these investments on the operating results of the Group will be reflected in full during 2016 and thereafter.

Property activities

1)	In 2015, the Company and its subsidiaries acquired 28 income-producing properties, with a total GLA of 488 thousand square meters and land for future development, at a total cost of NIS 7,423 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 1,918 million. In addition, ATR has acquired 75% of a shopping center in Prague, in the Czech Republic, with a total GLA of 38 thousand square meters at a cost of EUR 162 million (NIS 700 million), through joint venture presented by equity method.

2)	Property acquisition and sale

	Acquisitions					Sales
	No. of income producing properties	Acquisition cost of income producing properties (NIS in millions)	Acquisition of land for future development (NIS in millions)		Development, redevelopment and expansions (NIS in millions)	No. of income producing properties	Proceeds(1) from the sale of properties (NIS in millions)
EQY	6	662	3		314	2	23
FCR	-	-	297	(2)	840	1	72
CTY	20	6,003	-		540	17	542
ATR	-	-	-		204	77	338
Brazil	2	444	14		191	1	8
ProMed	-	-	-		-	4	270
Gazit Development	-	-	-		70	1	183

3)	Highlights of operational data:

	income producing	GLA (in thousands of	Average basic monthly rent per square meter		Change in same		Occupancy rate in core properties		Net debt to
	properties(3)	square meters)	31.12.2015	31.12.2014	property NOI(4)		31.12.2015	31.12.2014	total assets
EQY	127	1,548	17.5 $U.S	15.6 $U.S	3.8%		96.0%	95.0%	28.2%
FCR	155	2,213	16.9 $C	16.5 $C	4.1%		94.8%	96.0%	42.9%
CTY	62	1,336	22.3€	21.6€	1.1%		96.8%	96.3%	45.7%
ATR	77	1,221	12.4€	12.1€	(10.6	)%(5)	96.9%	97.1%	26.3%

1.	Not of specific debt.
2.	Including acquisition of properties adjacent to existing properties.
3.	Includes jointly-controlled properties.
4.	Change in same property NOI in 2015 compared with 2014.
5.	Excluding Russia, the change in same property NOI rose by 0.5% compared with 2014.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of December 31, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	3	929	321	124
CTY	1	66	104	4
Gazit Development	1	76	9	6
Gazit Brazil	1	263	56	31
	6	1,334	490	165

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of December 31, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	8	2,125	315	201
EQY	9	404	576	79
CTY	3	464	640	65
ATR	1	95	132	8
	21	3,088	1,663	353

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.2	Material events during the reporting period

Equity issuances

A.	For details regarding an equity issuance made by the Company in the amount of NIS 586 million, refer to Note 27c to the financial statements.

B.	For details regarding an equity issuance made by FCR in the amount of C$ 86.5 million, refer to Note 9e5 to the financial statements.

C.	For details regarding an equity issuance made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 9d5 to the financial statements.

D.	For details regarding an equity issuance, by means of a rights offering, made by CTY in the amount of EUR 604 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 9f5 to the financial statements.

Financing activity

E.	For details regarding debt issuances by the Company in the amount of NIS 2.2 billion, refer to Notes 20b1 to the financial statements.

F.	For details regarding a debt issuance by FCR in the amount of C$ 90 million, refer to Note 20d to the financial statements.

G.	For details regarding debt issuances by CTY in the amount of EUR 600 million, refer to Note 20e to the financial statements.

H.	For details regarding a debt issuance by ATR in the net amount of EUR 160 million, refer to Note 20f1 to the financial statements.

I.	For details regarding the early redemption of convertible debentures by FCR in the amount of C$ 39 million, in return for the issuance of shares, refer to Note 21b to the financial statements.

J.	For details regarding the early redemption of debentures by ATR in the amount of EUR 81 million, refer to Note 20f2 to the financial statements.

K.	For details regarding the early redemption of debentures by Dori Construction in the amount of NIS 70 million, refer to Note 20g1 to the financial statements.

Other events

L.	On January 22, 2015, the Company acquired 52.1 million shares of ATR, which constitute 13.87% of the issued share capital and the voting rights therein, from an entity that is part of the founders’ group of the consortium managed by CPI, at a price of EUR 4.4 per share and at a total consideration of EUR 229.1 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”), the agreement with CPI for joint control of ATR was also cancelled. As a result of the Acquisition, the Company’s holding interest in ATR has risen to 55% and the Company has become the sole controlling shareholder of ATR and, with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR. In addition, as a result of the Acquisition, the Company recognized, in its financial statements for the first quarter of 2015, a net loss of NIS 14 million from gaining control. In addition, as a result of the Acquisition, the Company has reclassified capital reserves (mainly from translation differences of foreign operations) in an amount of NIS 452 million, which had accumulated with respect to the investment in ATR and were previously recognized as “other comprehensive loss” to profit or loss, against recognition of income to capital reserves. The items referred to above had a net total effect on profit or loss of a non-cash loss estimated at NIS 466 million. The total decrease in the Company’s shareholders’ equity as a result of the Acquisition amounted to NIS 14 million. Refer also to the pro forma statements attached to the financial statements and the Acquisition’s Purchase Price Allocation study that was attached to the financial statements as of March 31, 2015, which were published on May 31, 2015 (reference no. 2015-01-033489); the valuation is hereby presented by means of the reference to the reports published on May 31, 2015.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

M.	For details regarding CTY’s acquisition of Sektor, which operates in the supermarket-anchored shopping centers sector in Norway and which, on the acquisition date, owned a property portfolio of EUR 1.5 billion, and CTY’s raising of equity by means of a rights offering in order to finance the acquisition, refer to Note 9f7 to the financial statements.

N.	In March 2015, the Company and Ronen Ashkenazi Holdings Ltd., the owner of the other shares in Gazit Development, entered into an agreement with Citigroup Global Markets Limited for the purpose of examining various strategic alternatives with regard to Gazit Development’s activity in the field of income-producing properties and land for development or with regard to their holdings therein. After examining the proposals received from a number of parties, which do not meet the Company’s terms, it was decided, in February 2016, to discontinue the sale process.

O.	For details regarding investments in Dori Group during 2015 and the sale of all the Dori Group shares in January 2016, refer to Note 9g to the financial statements.

P.	For details regarding the appointment of Ms. Rachel Lavine as CEO of the Company and the terms of her employment, refer to Note 38c4 to the financial statements and Regulation 21 in the “Additional Details” chapter of the Company’s Periodic Report.

Q.	For details regarding the sale of 4.83 million EQY shares for a total consideration of U.S.$ 125 million, refer to Note 9d7 to the financial statements.

R.	For details regarding the adoption of an ongoing capital issuance plan by EQY and the Company’s participation in the aforesaid plan, refer to Note 9d6 to the financial statements

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In March 2016, the Company announced that the dividend for the first quarter of 2016 would be NIS 0.46 per share and from the second quarter of 2016 a quarterly dividend would be announced that would not be less than NIS 0.35 (the total dividend expected to be declared for 2016 will be NIS 1.51 per share), instead of the dividend policy announced in November 2014, pursuant to which an amount of NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) was distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2016 is shown in the graph below:

Agurot per share
(100 Agurot = NIS 1)

*) Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2016 is applied as stated above.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.4	Financial Position

Current assets

Current assets, as of December 31, 2015, total NIS 4.6 billion, compared with NIS 3.9 billion as of December 31, 2014. The increase in current assets is due primarily to the initial consolidation of ATR, which has large balances of cash and cash equivalents at its disposal.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,996 thousand as of December 31, 2015, compared with NIS 6,213 thousand as of December 31, 2014. The decrease in the balance of equity-accounted investees is due mainly to the initial consolidation of ATR that, until January 22, 2015, was accounted for according to the equity method (refer to Note 9c2 to the financial statements), which was offset by ATR’s acquisition of 75% of an income-producing property in Prague, Czech Republic made through a joint venture. The balance of this item as of December 31, 2015 comprises investments in investment property, in FCR's, CTY's and EQY's books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy Ltd. and in Ronson Europe N.V.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) signed with some of the banks in connection with the provision of collateral with respect to the value of the financial derivatives. December 31, 2015, the aforesaid balance of financial derivatives amounted to NIS 702 million, compared with NIS 288 million as of December 31, 2014. The increase is due mainly to the gain from the revaluation of the financial derivatives to their fair value in 2015, which was primarily the result of the appreciation of the New Israeli Shekel against the Canadian Dollar, the Euro and the Brazilian Real, which was offset by the proceeds received during 2015.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as December 31, 2015, amounted to NIS 74.0 billion, compared with NIS 59.3 billion as of December 31, 2014.

The increase in these balances in 2015 is due mainly to initial consolidation of ATR and the acquisition of Sektor in a scope of NIS 13.3 billion and NIS 6.0 billion, respectively, to the acquisition of income-producing properties, the development of new properties and redevelopment of existing properties at a total cost of NIS 3.3 billion and to adjustments to the fair value of investment property and investment property under development in an additional amount of NIS 0.7 million. The aforesaid increase was offset by the change in foreign currency exchange rates (primarily due to the devaluation of the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel) amounting to NIS 6.6 billion and by the sale of investment property not within the Company’s core business for a net consideration of NIS 1.2 billion.

Presented below are the average Cap rates (%) implied in the investment property valuations in the main regions in which the Group operates:

	USA	Canada	Northern Europe	Central and Eastern Europe	Israel
December 31, 2015	5.8	5.7	5.7	7.3	7.2
December 31, 2014	6.1	5.8	6.1	8.0	7.2

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Intangible assets, net

Intangible assets, net, as of December 31, 2015, totaled NIS 900 million, compared with NIS 103 million as of December 31, 2014. The Increase in intangible assets, net is due mainly to the goodwill of NIS 802 million that arose from the acquisition of Sektor, refer also to Note 9f7 to the financial statements.

Current liabilities

Current liabilities, as of December 31, 2015, totaled NIS 6.2 billion, compared with NIS 6.0 billion as of December 31, 2014. The balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.3 billion, compared with NIS 2.7 billion as of December 31, 2014. The increase in current liabilities is due mainly to the increase in other accounts payable as a result of the initial consolidation of ATR.

As of December 31, 2015, the Group had a negative working capital balance of NIS 1.6 billion. Excluding the inventory of buildings for sale, net of advances received from apartment buyers having a projected life term of more than a year, the Group has negative economic working capital of NIS 1.7 billion. The Group’s current assets of NIS 4.6 billion, its approved unutilized long-term credit facilities of NIS 8.1 billion, as well as the cash flows provided by the Group’s operating activities, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of December 31, 2015 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of December 31, 2015, totaled NIS 47.0 billion, compared with NIS 38.1 billion as of December 31, 2014. The increase in non-current liabilities is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for an increase of NIS 6.3 billion and NIS 4.8 billion, respectively. The aforesaid increase was offset by the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 3.3 billion. furthermore, in the Reporting Period, Group companies issued debentures in the amount of NIS 5.6 billion, for use in the Group's operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2015, amounted to NIS 7,512 million, compared with NIS 8,023 million as of December 31, 2014. The decrease is mainly due to a decrease in the Capital reserves in the amount of NIS 1,389 million (mainly with respect to adjustments arising from the translation of foreign operations, due to changes in currency exchange rates of the Euro, the U.S. Dollar, the Canadian Dollar and the Brazilian Real against the New Israeli Shekel, net of capital reserves reclassified to profit or loss with respect to gaining control over ATR) and by the dividends declared and paid amounting to NIS 328 million. The aforesaid decrease was offset by an equity issuance by the Company for a net consideration of NIS 586 million and by the net income attributable to the equity holders of the Company amounting to NIS 620 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2015 totaled NIS 38.4 per share, compared with NIS 45.0 per share as of December 31, 2014, after a dividend distribution of NIS 1.84 per share in 2015.

Non-controlling interests

Non-controlling interests, as of December 31, 2015, amounted to NIS 23.5 billion, compared with NIS 17.8 billion as of December 31, 2014. the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 61.6% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 57.8% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 56.6% of CTY’s equity; and also the interests of ATR's other shareholders at a rate of 45.1% of ATR's equity.

The increase in non-controlling interests in the Reporting Period is mainly due to the initial consolidation of ATR in the amount of NIS 4.1 billion, to the issuance of equity by Group companies in the amount of NIS 2.4 billion and to the sale of EQY shares in the amount of NIS 453 million. The aforesaid increase was offset by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 1.1 billion, by the interests of the other shareholders in the comprehensive loss of subsidiaries amounting to NIS 0.3 billion and by the acquisition of non-controlling interests by Group companies amounting to NIS 0.2 billion.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 51.3% as of December 31, 2015 compared with 51.0% as of December 31, 2014.

3.5	Results of Operations

A.	Results of operations for the years 2013-2015 are as follows:

	For the year ended December 31
	2015	2014	2013

	NIS in millions (except for per share data)

Rental income	6,150	4,913	5,146
Property operating expenses	1,966	1,584	1,689

Net operating rental income	4,184	3,329	3,457

Revenues from sale of buildings, land and construction works performed	1,153	1,357	1,672
Cost of buildings sold, land and construction works performed	1,249	1,660	1,688

Loss from sale of buildings, land and construction works performed	(96)	(303)	(16)

Total gross profit	4,088	3,026	3,441

Fair value gain from investment property and investment property under development, net	711	1,053	962
General and administrative expenses	(794)	(619)	(610)
Other income	31	55	218
Other expenses	(798)	(81)	(74)
Company's share in earnings of equity-accounted investees, net	242	12	149

Operating income	3,480	3,446	4,086

Finance expenses	(1,852)	(2,115)	(2,185)
Finance income	861	157	549

Income before taxes on income	2,489	1,488	2,450
Taxes on income	183	405	265

Net income	2,306	1,083	2,185

Attributable to:

Equity holders of the Company	620	73	927
Non-controlling interests	1,686	1,010	1,258

	2,306	1,083	2,185

Net earnings per share attributable to equity holders of the Company
Basic net earnings	3.47	0.41	5.41

Diluted net earnings	3.45	0.39	5.35

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Comprehensive income statements for the years 2013-2015 are as follows:

	For the year ended December 31
	2015	2014	2013
	NIS in millions

Net income	2,306	1,083	2,185

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:

Exchange differences on translation of foreign operations	(3,834)	1,148	(2,443)
Net gains (losses) on cash flow hedges	(25)	46	239
Net gains (losses) on available-for-sale financial assets	(66)	36	(4)
Exercise of capital reserves of company previously accounted for using the equity method	452	-	-

	(3,473)	1,230	(2,208)
Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets in joint venture	-	-	(6)
Total other comprehensive income (loss)	(3,473)	1,230	(2,214)

Total comprehensive income (loss)	(1,167)	2,313	(29)

Attributable to:
Equity holders of the Company	(901)	445	(46)
Non-controlling interests	(266)	1,868	17

	(1,167)	2,313	(29)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Analysis of results of operations for the 2015

Rental income

Rental income increased by 25% to NIS 6,150 million 2015, compared with NIS 4,913 million in 2014. The increase is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for NIS 1,192 million and NIS 258 million, respectively, by the initial operation of properties whose development was completed, the operation of additional properties acquired in 2014 and 2015, and growth in income from existing properties. The aforesaid increase was offset by the sale of properties during 2015.

Property operating expenses

Property operating expenses totaled NIS 1,966 million in 2015, representing 32.0% of total rental income, compared with NIS 1,584 million, representing 32.2% of total rental income, in 2014. The increase in property operating expenses is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for NIS 358 million and NIS 101 million, respectively.

Net operating rental income (NOI)

Net operating rental income increased by 26% to NIS 4,184 million in 2015 (68.0% of rental income), compared with NIS 3,329 million (67.8% of rental income) in 2014. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 1,153 million in 2015 (revenues of NIS 1,357 million in 2014), comprising NIS 236 million from the sale of buildings and land (revenues of NIS 230 million in 2014) and NIS 917 million from construction work performed (revenues of NIS 1,127 million in 2014).

The gross loss from this activity amounted to NIS 96 million in 2015, compared with a gross loss of NIS 303 million in 2014. The gross loss 2015 is mainly derived from construction work being performed, due to project time overruns incurred in the course of progress in the performance and completion of said projects as part of the ongoing activity, and also due to an assessment of the additional expenses and associated costs that Dori Construction will need to expend through to the apartment delivery stage of these projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in 2015, a fair value gain on its properties in a gross amount of NIS 711 million, compared with a gain of NIS 1,053 million, in 2014. The gain from investment property in 2015, derives mainly from EQY and is due primarily to growth in anticipated cash flows from properties and a decline in the cap rates. The aforesaid gain is offset by a fair value loss on the investment property and land at ATR arising primarily from its properties in Russia, though this was countered by a fair value gain on investment property in Poland and the Czech Republic.

General and administrative expenses

General and administrative expenses totaled NIS 794 million (10.9% of total revenues) in 2015, compared with NIS 619 million (9.9% of total revenues) in 2014. The increase in general and administrative expenses is due mainly to the initial consolidation of ATR that accounted for NIS 129 million and to an increase in acquisition costs (primarily with respect to the Sektor acquisition).

The aforementioned amounts include general and administrative expenses at the level of the Company and its wholly-owned private (corporate) companies, which were included in its FFO calculation (excluding general and administrative expenses of the private operating subsidiaries) amounted to NIS 105 million in 2015.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Other expenses

Other expenses amounted to NIS 798 million in 2015, compared with NIS 81 million in 2014, and were due mainly to a net loss on gaining control of ATR in the amount of NIS 14 million, to the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in ATR and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves, to the capital loss on the disposal of properties (including selling costs) in the amount of NIS 111 million, to restructuring expenses at FCR in the amount of NIS 39 million, to a provision for legal proceedings and legal expenses at ATR in the amount of NIS 109 million (refer to Notes 34b and 26d to the financial statements) and the goodwill impairment which created on the acquisition of Sektor in the amount of NIS 39 million.

Company’s share in earnings of equity-accounted investees, net

In 2015, this line item amounted to earnings of NIS 242 million, (earnings of NIS 12 million were recorded in 2014) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, EQY, FCR and ATR. In 2014, this item also comprised, among other things, the Company’s share in ATR’s losses, in the amount of NIS 98 million

Finance expenses

Finance expenses amounted to NIS 1,852 million in 2015, compared with NIS 2,115 million in 2014. The decrease in the finance expenses in 2015, compared with 2014, is due mainly to a loss of NIS 190 million on the revaluation of derivatives (primarily with respect to currency swap hedging transactions) and also to a loss of NIS 154 million from the early redemption of interest-bearing debt and financial derivatives that was recognized in 2014, compared with loss of NIS 78 million from the early redemption of interest-bearing debt and financial derivatives that was recognized in 2015. The aforesaid decrease was offset by finance expenses (including amortization of acquisition differences) resulting from the initial consolidation of ATR in an amount of NIS 217 million.

In 2015, the finance expenses reflect average nominal annual interest of 4.3% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.8% in 2014. The decrease in the nominal interest is due mainly to the initial consolidation of ATR whose average debt interest rate is lower than the Group’s average interest rate in 2014.

Finance income

Finance income totaled NIS 861 million in 2015, compared with NIS 157 million in 2014. Finance income in 2015 mainly comprises a NIS 699 million gain on the revaluation of derivatives (primarily with respect to currency swap hedging transactions) (in 2014 – a loss on the revaluation of the aforesaid derivatives), interest income of NIS 106 million (in 2014 – income of NIS 91 million) and income of NIS 52 million from the realization of securities and dividend income (in 2014 – income of NIS 59 million).

Taxes on income

Taxes on income totaled NIS 183 million in 2015, compared with NIS 405 million in 2014. Taxes on income in 2015 comprise deferred tax income of NIS 18 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, structural changes at subsidiaries and tax losses and the estimate of the tax asset created with respect thereto (in 2014 – deferred tax expenses of NIS 229 million).

In 2015, the Group companies recorded current tax expenses in an amount of NIS 101 million. This amount includes current tax expenses of NIS 174 million (of which NIS 86 million is with respect to disposal of properties), which was offset by current tax income of NIS 73 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 167 million (of which NIS 155 million was with respect to disposal of properties) in 2014. In addition, tax expenses of NIS 100 million were recognized by Group companies in 2015 with respect to prior years.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Result of operations for 2015, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	2014	2015	2015	2015	2015	2015
	NIS in millions

Rental income	1,259	1,527	1,514	1,547	1,562	6,150

Property operating expenses	419	499	471	481	515	1,966

Net operating rental income	840	1,028	1,043	1,066	1,047	4,184

Revenues from sale of buildings, land and construction works performed	343	349	313	278	213	1,153

Cost of buildings sold, land and construction works performed	382	355	339	328	227	1,249
Loss from sale of buildings, land and construction works performed	(39)	(6)	(26)	(50)	(14)	(96)

Total gross profit	801	1,022	1,017	1,016	1,033	4,088

Fair value gain from investment property and investment property under development, net	699	107	373	-	231	711
General and administrative expenses	(177)	(187)	(191)	(230)	(186)	(794)
Other income	47	4	3	15	9	31
Other expenses	(32)	(502)	(2)	(126)	(168)	(798)
Company’s share in earnings (losses) of equity- accounted investees, net	(187)	35	48	37	122	242
Operating income	1,151	479	1,248	712	1,041	3,480

Finance expenses	(794)	(312)	(575)	(554)	(425)	(1,852)
Finance income	65	618	89	31	137	861

Income before taxes on income	422	785	762	189	753	2,489
Taxes on income (tax benefit)	153	58	65	(13)	73	183

Net income	269	727	697	202	680	2,306

Attributable to:
Equity holders of the Company	(217)	376	130	(92)	206	620
Non-controlling interests	486	351	567	294	474	1,686

	269	727	697	202	680	2,306

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The comprehensive income for 2015, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	2014	2015	2015	2015	2015	2015
	NIS in millions
Net income	269	727	697	202	680	2,306
Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	847	(2,010)	(1,063)	294	(1,055)	(3,834)

Gains (losses) on cash flow hedges	(18)	(28)	24	(33)	12	(25)

Gains (losses) on available-for-sale financial assets	3	(26)	(13)	(40)	13	(66)

Exercise of capital reserves of company previously accounted for using the equity method	-	452	-	-	-	452

Total other comprehensive income (loss)	832	(1,612)	(1,052)	221	(1,030)	(3,473)

Total comprehensive income (loss)	1,101	(885)	(355)	423	(350)	(1,167)

Attributable to:

Equity holders of the Company	120	(166)	(285)	(232)	(218)	(901)
Non-controlling interests	981	(719)	(70)	655	(132)	(266)

	1,101	(885)	(355)	423	(350)	(1,167)

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Analysis of results of operations for the fourth quarter of 2015

Rental income

Rental income increased by 24% to NIS 1,562 million in the fourth quarter of 2015, compared with NIS 1,259 million in the corresponding quarter last year. The increase is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for NIS 289 million and NIS 139 million, respectively, by the initial operation of properties whose development was completed, the operation of additional properties acquired in 2015, and growth in income from existing properties. The aforesaid increase was offset by the sale of properties during 2015.

Property operating expenses

Property operating expenses totaled NIS 515 million in the fourth quarter of 2015, representing 33.0% of total rental income, compared with NIS 419 million, representing 33.3% of total rental income, in the corresponding quarter last year. The increase in property operating expenses is due mainly to the initial consolidation of ATR and the acquisition of Sektor that accounted for NIS 84 million and NIS 60 million, respectively.

Net operating rental income (NOI)

Net operating rental income increased by 25% to NIS 1,047 million in the fourth quarter of 2015 (67.0% of rental income), compared with NIS 840 million (66.7% of rental income) in the corresponding quarter last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 213 million in the fourth quarter of 2015 (revenues of NIS 343 million in the corresponding quarter last year), comprising NIS 8 million from the sale of buildings and land (revenues of NIS 68 million in the corresponding quarter last year) and NIS 205 million from construction work performed (revenues of NIS 275 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 14 million in the fourth quarter of 2015, compared with a gross loss of NIS 39 million in the corresponding quarter last year. The gross loss in the fourth quarter of 2015 is mainly derived from construction work being performed, due to project time overruns incurred in the course of progress in the performance and completion of said projects as part of the ongoing activity, and also due to an assessment of the additional expenses and associated costs that Dori Construction will need to expend through to the apartment delivery stage of these projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the fourth quarter of 2015, a fair value gain on its properties in a gross amount of NIS 231 million, compared with a gain of NIS 699 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the fourth quarter of 2015 derives mainly from EQY and is due primarily to growth in anticipated cash flows from properties and a decline in the cap rates. The aforesaid gain is offset by a fair value loss on the investment property and investment property under development at ATR, primarily from its properties in Russia and a fair value loss on properties in Brazil.

General and administrative expenses

General and administrative expenses totaled NIS 186 million (10.5% of total revenues) in the fourth quarter of 2015, compared with NIS 177 million (11.0% of total revenues) in the corresponding quarter last year.

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Other expenses

Other expenses amounted to NIS 168 million in the fourth quarter of 2015, compared with NIS 32 million in the corresponding quarter last year , and were due mainly to a provision for legal proceeding and legal expenses at ATR in the amount of NIS 109 million (refer to Notes 34b and 26d to the financial statements), the goodwill impairment which created on the acquisition of Sektor in the amount of NIS 39 million and to the capital loss on the disposal of properties (including selling costs) in the amount of NIS 20 million.

Company’s share in earnings (losses) of equity-accounted investees, net

In the fourth quarter of 2015, this line item amounted to earnings of NIS 122 million (a loss of NIS 187 million in the corresponding quarter last year) and is comprised mainly of the Company’s share in the earnings of the equity-accounted investees of CTY, FCR, EQY and ATR. In the corresponding quarter last year, this item also comprised, among other things, the Company’s share in ATR’s losses, in the amount of NIS 212 million, which arose mainly from the fair value loss on investment property and investment property under development.

Finance expenses

Finance expenses amounted to NIS 425 million in the fourth quarter of 2015, compared with NIS 794 million in the corresponding quarter last year. The decrease in the finance expenses is due mainly to a loss of NIS 338 million on the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions) that was recognized in the corresponding quarter last year, compared with a gain on the revaluation of financial derivatives that was recognized in the fourth quarter of 2015 and also a gain from the revaluation of CPI-linked liabilities that amounted, in the fourth quarter of 2015, to NIS 59 million, compared with NIS 18 million in the corresponding quarter last year. The aforesaid decrease was offset by the initial consolidation of ATR in an amount of NIS 52 million (including amortization of acquisition differences). In the fourth quarter of 2015, the finance expenses reflect average nominal annual interest of 4.1% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.8% in the corresponding quarter last year. The decrease in the nominal interest is due mainly to the initial consolidation of ATR whose average debt interest rate is lower than the Group’s average interest rate in the corresponding quarter last year.

Finance income

Finance income totaled NIS 137 million in the fourth quarter of 2015, compared with NIS 65 million in the corresponding quarter last year. Finance income in the Quarter mainly comprise a NIS 107 million gain on the revaluation of financial derivatives, compared with a loss on the devaluation of financial derivative in the corresponding quarter last year, as referred to above. Finance income in the fourth quarter of 2015 is mainly comprised of interest income of NIS 27 million (in the corresponding quarter last year – income of NIS 28 million) and income of NIS 2 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 32 million).

Taxes on income

Taxes on income totaled NIS 73 million in the Quarter, compared with NIS 153 million in the corresponding quarter last year. Taxes on income in the Quarter comprise deferred tax expenses of NIS 56 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties and tax losses and the estimate of the tax asset created with respect thereto (in the corresponding quarter last year – expenses of NIS 100 million).

In the Quarter, the Group companies recorded current tax expenses, net, in an amount of NIS 19 million. This amount includes current tax expenses of NIS 24 million, which was offset by current tax income of NIS 5 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 43 million (of which NIS 55 million was with respect to disposal of properties), which was offset by current tax income of NIS 45 million that was recorded against tax expenses carried directly to capital reserves in the corresponding quarter last year.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.6	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties (which are used primarily for the payment of dividends) and also credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity which are used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.4 billion as of December 31, 2015, and NIS 1.3 billion at the end of 2014. In addition, as of December 31, 2015, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown of NIS 8.1 billion, compared with NIS 10.2 billion as of December 31, 2014.

As of December 31, 2015, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 10.4 billion (of which NIS 3.0 billion is at the Company and wholly-owned subsidiaries).

As of December 31, 2015, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 60.5 billion (81.7% of the total investment property and investment property under development).

As of December 31, 2015, the Company had negative economic working capital2 of NIS 1.7 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including wholly-owned subsidiaries), approved1 long-term credit facilities, which are available for immediate drawdown, amounting to NIS 8.1 billion and NIS 2.2 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative economic working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

During 2015, the Company presented forecasted cash flows due to continuous negative cash flows from operating activities together with negative working capital according to its separate financial statements as of December 31, 2014, March 31, 2015, June 30, 2015 and September 30, 2015. In accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Company is required to disclose a comparison table of the forecasted cash flows for 2015, as presented in the Directors’ Report for the year ended December 31, 2014, with the actual cash flows for that period, which is attached as Appendix C of the Directors’ Report.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit subject to complying with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including upfront fee.
[2]	Excluding the inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS 91 million from the negative accounting working capital of NIS 1,582 million; refer also to section 18 of the “Description of the Company’s Business” of the Periodic Report.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.7	Cash flows

Cash flows from operating activities in 2015 totaled NIS 1,514 million, compared with NIS 1,026 million in 2014. The increase in cash flows from operating activities, is due mainly to the initial consolidation of ATR and the acquisition of Sektor and to a reduction of the negative cash flows from the construction works activity in 2015, compared with 2014. The cash flows from operating activities were used primarily for the payment of dividends by the Group companies in an amount of NIS 1,415 million.

In 2015, the activities of the Company and its subsidiaries were funded by means of the issuance of equity in an amount of NIS 2,870 million, by means of issuance of debentures and convertible debentures in a net amount of NIS 3,042 million, and by means of collection of long-term loans granted in a net amount of NIS 36 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 2,174 million, for the repayment of loans and credit facilities in a net amount of NIS 117 million, for investments in investees in a net amount of NIS 2,956 million and for investments in financial assets in a net amount of NIS 188 million.

3.8	Repurchase Program

A.	On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 18, 2015, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. Immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 78.8 million under the aforementioned program. The program was to be in effect until August 31, 2016, but as described below, was replaced by a new program.

On March 30, 2016, the Company’s Board of Directors resolved to adopt a new program for the repurchase of the Company’s debentures in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2017. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management.

B.	On March 30, 2016, the Company’s Board of Directors resolved to adopt a program to repurchase Company shares. The program has a scope of NIS 100 million and is in effect until March 31, 2017. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings).

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the CEO and the CFO of the Company (for related details, refer to Regulations 26 and 26a in the "Additional Details about the Company" chapter).

4.2.	For details regarding the market risks to which the Company is exposed, refer to Note 37a to the financial statements.

4.3.	The risk management policy of the Company and of the Group is as follows:

1)	The Group has a policy of maintaining a high level of liquidity in order to service its liabilities, which are spread over a large number of years, and to enable it to take advantage of business opportunities in its fields of operation, even during times of crisis in the equity and debt markets, both in Israel and overseas.

2)	The management teams of the Group companies specialize in management, development and acquisition, and monitor, on a regular basis, developments in the various markets in which the Group operates.

3)	The Company manages and hedges most of the economic risks to which it is exposed. The Company habitually maintains a high correlation between the exposure of its assets in the various functional currencies and the exposure of its equity to those currencies, other than the Shekel. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations, by conducting occasional hedging transactions to manage the currency exposure. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2015, refer to the table attached as Appendix A of the Directors’ Report.

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4)	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group's requirements and market conditions. Generally, the Company’s policy is to raise debt with a long-term maturity, balancing the spread of the repayments over the debt period, although such debt is usually a more expensive alternative than debt with a short-term maturity. The aim of this policy is to maintain maximum financial flexibility and to reduce the exposure to sharp changes in variable interest.

5)	During 2015, no changes occurred in the Company’s market risks management policy.

4.4.	As to the reports on linkage bases and the derivatives portfolio, refer to Note 37 to the financial statements. As to the sensitivity analysis, refer to Appendix E of the Directors’ Report.

4.5.	Changes in foreign currency exchange rates – From January 1, 2015 through December 31, 2015, the New Israeli Shekel appreciated against Canadian Dollar the Euro and the Brazilian Real by 16.2%, 10.1% and 32.6%, respectively, and devalued against the U.S. Dollar by 0.3%. With regard to the effect of exchange rates changes on the Company’s equity, as of December 31, 2015, refer to Appendix A of the Director's Report and to Note 37e to the financial statements. In addition, from December 31, 2015 until immediately prior to the date of approval of this report, the New Israeli Shekel devalued against the Canadian dollar, the Euro and the Brazilian Real by 3.3%, 1.0% and 6.8%, respectively and appreciated against the U.S. Dollar by 2.9%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2015 through December 31, 2015, the (known) consumer price index fell by 0.9%. As to the effect of changes in the consumer price index on the equity of the Company as of December 31, 2015, refer to Note 37e to the financial statements. In addition, from December 31, 2015 until immediately prior to the date of approval of this report, the (known) consumer price index fell by 0.9%.

4.6.	Inspection methods and policy implementation:

The persons responsible for market risk management examine the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management (while, in light of the Company’s policy on the topic detailed above, no concrete, quantitative limits have been set on the actions of the persons responsible for market risk management). The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ Report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold separate meetings at which the Company’s market risks in their entirety and how to mitigate them are discussed.

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4.7.	During the period from January 1, 2015 through the date of approval of the financial statements, the individuals responsible for reporting and managing the Company’s market risks (the Company’s CEO and its CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015 were approved, and at a meeting on March 17, 2016.

As of December 31, 20151 and December 31, 2014, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

December 31, 2015

December 31, 2014

1 Refer also to Appendix A of the Directors’ Report.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management.

In 2015, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Group operates. The majority of the social investment was directed to the education field, as described below:

A.	Initiative for “Supporting the South” – 2015 was the third operating year of “Supporting the South”.

During the year, the Company invested NIS 7 million in this initiative that actively supports the education systems of periphery towns in the Negev, among them: Mitzpe Ramon, Yeruham, Dimona, Ofakim, Netivot, Sderot, Rahat, Kiryat Gat, Kiryat Malakhi and Arad. Within this framework, the Company assisted in funding the operation of youth centers, awarded scholarships to 100 students, and provided support to 10 primary schools 10 high schools and several preschools.

In 2015, the Company continued to lead the “Yeruham – City of Education” initiative, through which a comprehensive community program is being implemented whose aim is to bring about a quantum leap in the Yeruham education system, which should also be sustainable. In 2015, the company expanded its activities in Kiryat Malakhi.

The support for the education systems was provided in cooperation with the southern administrative district of the Ministry of Education, the local authorities and professional bodies. In addition, the Company has undertaken to support educational projects within the framework of this initiative, in an additional amount of NIS 4.6 million, until the end of the 2016 school year (August 2016). As of the report publication date, some of the said support has been provided in practice.

B.	The Gazit-Globe Real Estate Institute – The Company has established and supports a real estate research institute at the Interdisciplinary Center (IDC) Herzliya, Israel.

In 2015, the Institute held academic conventions and professional forums on the following topics: urban renewal, international real estate financing, integrating industrial zones into the urban landscape and so forth. The Institute has continued publishing a quarterly index which determines the rate of increase in housing prices, has supported academic research and has held an advanced real estate management course.

The Company has pledged to donate a total amount of U.S.$ 2.9 million through 2018 to the Interdisciplinary Center for the Gazit-Globe Real Estate Institute (through the financial statements’ approval date, U.S.$ 1.7 million of this amount had been transferred ).

C.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jews and the environment. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled”, the “Larger than Life” association that helps children with cancer and many other organizations. In addition, the Company supported summer camps for children and teenagers from families who cannot afford the cost, at organizations such as “House of Wheels”, and distributed food packages at the Jewish New Year and at Passover.

D.	In addition to the donations, Company employees take part in voluntary activities, through “A Different Lesson”, “Etgarim”, “Larger than Life”, “the Jaffa Institute” and other programs. In 2015, all the Company’s employees carried out voluntary activities and the number of volunteer hours was greater than in the previous year.

E.	It should be noted that Mr. Arie Mientkavich, the Deputy Chairman of the Company’s Board of Directors, serves as a member on the public board of the Larger than Life Society and the Association for the Wellbeing of Israel’s Soldiers.

In 2015, the Group’s donations amounted to NIS 11.0 million.

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5.2.	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor:

On October 31, 2012, Mr. Izchak Naftalin began to serve as the Company’s internal auditor. Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party:

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors:

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity:

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity:

The internal auditor also serves as the internal auditor of Norstar Holdings, Inc., the controlling shareholder of the Company, although, in the opinion of the Company and the internal auditor, this does not give rise to a conflict of interests with his role as internal auditor of the Company. In addition, in February 2015, the internal auditor was appointed to also be the internal auditor of Dori Group.

Other duties of the internal auditor within the Company:

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise engaged by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company:

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

Method of the internal auditor’s appointment:

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization:

Within the organization, the internal auditor reports to the CEO of the Company.

The internal auditor’s work program:

The internal auditor’s annual work program for 2015 is based on a risks survey that was carried out in the second half of 2014. The program took into account the subjects examined and expected to be examined over the years in accordance with a three-year program. The program was determined in coordination with the Audit Committee of the Board of Directors and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the Audit Committee on the recommendation of the internal auditor. The work program may be altered with the approval of the Audit Committee.

Examination of the Company’s material transactions during 2015 by the internal auditor:

In the reporting year, the internal auditor conducted an examination of material transactions, including transactions with interested parties and controlling shareholders, as defined in the Companies Law.

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Overseas audit and audit of investees:

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas.

In 2015, the internal auditor examined the operations of the following private companies – Gazit Development, ProMed and Gazit Brazil, this being in accordance with the work program approved by the Company’s Audit Committee.

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law to which they are subject. With regard to the internal audit activity at EQY (in the United States), FCR (in Canada) and CTY and ATR (in Europe), other internal auditors function at these companies. The internal auditors at these companies operate in accordance with a work program determined for them by the relevant authorized organs of the companies and also work in conformity with professional international internal auditing standards. With regard to the internal audit of Dori Group, a subsidiary of the Company listed on the TA Stock Exchange, and subsidiaries of Dori Group, the activity is performed by another internal auditor in accordance with the provisions of the Internal Audit Law, 1992 and the provisions of the Companies Law, and in conformity with professional international internal auditing standards.

Scope of the internal auditor’s engagement:

The scope of the internal auditor’s engagement varies in accordance with the annual audit program. in 2015, 2,400 hours were spent on audit work activity, in accordance with the breakdown presented in the table below.

Work hours
Internal audit in Israel	1,700 hours
Internal audit of the Company’s overseas private subsidiaries	700 hours
Total	2,400 hours

The number of the auditor’s work hours was set at 2,400 hours, based on the audit subjects that were determined for examination in 2015. The same number of internal audit hours as in 2014. It should be noted that the scope of the internal auditor’s engagement is flexible, meaning that, as 2015 progressed and as the various audit reports were discussed, the Audit Committee was empowered to permit the internal auditor to increase the number of audit hours that had been decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit:

The audit is performed in conformity with professional international standards generally accepted for internal audit. To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor:

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data.

Reports of the internal auditor:

The dates when written reports of the internal auditor’s findings were submitted to the Audit Committee and when the above reports were discussed by the Audit Committee, are as follows:

a.	In March 2015, the internal auditor submitted an audit report on the subject: “Transactions with Interested Parties” at the Company.

b.	In March 2015, the internal auditor submitted an audit report on the subject: “Examination of Legal Department” at the Company.

c.	In May 2015, the internal auditor submitted an audit report on the subject: “Debentures, Loans and Credit Lines” at the Company.

d.	In April 2015, the internal auditor submitted an audit report on the subject: “Security of Means of Payment” at the Company.

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e.	In May 2015, the internal auditor submitted an audit report on the subject: “Sale of Properties” at Gazit USA.

f.	In May 2015, the internal auditor submitted an audit report on the subject: “Process of Property Acquisition and Integration” at Gazit Brazil.

g.	In August 2015, the internal auditor submitted an audit report on the subject: “Examination of Procurement and Management of Land for Development – Overseas” at Gazit Development.

h.	In November 2015, the internal auditor submitted an audit report on the subject: “Construction Project” at Gazit Development.

i.	In August 2015, the internal auditor submitted an audit report on the subject: “Examination of Procurement and Management of Land for Development – Israel” at Gazit Development.

j.	In August 2015, the internal auditor submitted an audit report on the subject: “Internal Compliance” at the Company.

k.	In December 2015, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Security of Means of Payment Audit Report” at the Company.

l.	In November 2015, the internal auditor submitted an audit report on the subject: “Control Risks Study – Update” at the Company.

m.	In November 2015, the internal auditor submitted an audit report on the subject: “Construction and Development Process” at Gazit Brazil.

n.	.In December 2015, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Centers Management Audit Report” at Gazit Development.

o.	In December 2015, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Collections Management Audit Report” at Gazit Development.

p.	In December 2015, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Procurements and Engagements Audit Report” at Gazit Development.

q.	In November 2015, the internal auditor submitted an audit report on the subject: “Expense Reimbursements for Officers and Executives”.

r.	In January, 2016, the internal auditor submitted an audit report on the subject: “Examination of Proper Use of the Company Plane” at the Company.

The Audit Committee discussed the reports referred to above during the course of its meetings on March 19, 2015, May 25, 2015, August 16, 2015, November 16, 2015 and December 28, 2015.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities:

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

Remuneration of the internal auditor:

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

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5.3.	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s subsidiaries are as follows:

A.	Ernst & Young in Israel (the Company and wholly-owned subsidiaries of the Company as well as Gazit Development and Dori Group):

	For the year ended December 31
	2015	2014	2015	2014
	NIS in thousands		Hours
Fees for audit and related services	6,016	6,062	17,534	18,625
Fees for tax consulting and services	2,662	1,077	4,064	1,760
Other fees	425	-
Total	9,103	7,139

 Starting in 2013, the data includes the fees and hours billed with respect to the Company's wholly-owned subsidiaries in Canada (Gazit Canada Inc., Gazit 2003 Inc., Gazit America). Also, with respect to the Company's wholly-owned subsidiaries in the United States (MGN, ProMed), and in Germany.

B.	Ernst & Young in the United States (EQY):

	For the year ended December 31
	2015	2014	2015	2014
	NIS in thousands		Hours
Fees for audit and related services	4,357	4,747	8,700	8,875
Other fees	1,203	449	900	475
Total	5,560	5,196

C.	Ernst & Young in Finland (CTY):

	For the year ended December 31
	2015	2014	2015	2014
	NIS in thousands		Hours
Fees for audit and related services	3,883	1,407	4,960	3,460
Fees for tax consulting and services	431	-	360	-
Other fees	431	874
Total	4,746	2,281

D.	Ernst & Young in Canada (FCR):

	For the year ended December 31
	2015	2014	2015	2014
	NIS in thousands		Hours
Fees for audit and related services	3,015	3,820	10,395	10,294
Fees for tax consulting and services(*)	315	487	450	410
Other fees	107	-
Total	3,437	4,307
(*) The data also includes the fees and hours billed with respect to Gazit Canada Inc.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

E.	Ernst & Young in Brazil:

	For the year ended December 31
	2015	2014	2015	2014
	NIS in thousands		Hours
Fees for audit and related services	439	350	564	377
Other fees and tax services	73	57	36	22
Total	513	407

F.	Ernst & Young in the Netherlands (ATR)*:

	For the year ended December 31, 2015
	NIS in thousands	Hours
Fees for audit and related services	6,873	10,909
Other fees	30	43
Total	6,903

* The Company consolidates the financial statements of ATR from the first quarter of 2015.

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

6.	Compensation of Senior Employees

For details regarding compensation of officers and interested parties in 2015 by the Company and by subsidiaries, refer to Regulation 21 in Chapter E of the Periodic Report.

In September 2013, the Company's general meeting approved, after receiving the approval of the Company’s Board of Directors and its Compensation Committee, the adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999 (the "Compensation Policy"). The Compensation Policy applies to the CEO, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position therein (with the exception of the Company's controlling shareholders who are not entitled to compensation from the Company, other than directors’ fee). For details regarding the Company's Compensation Policy, refer to section 17.2 in the "Description of the Company's Business" chapter.

In the Company's opinion, the compensation that the Company awarded in the reporting year to interested parties and to officers of the Company, as detailed in Regulation 21 in Chapter E of the Periodic Report, is commensurate with the Company's Compensation Policy as approved, as aforesaid, by the Company's organs, and is therefore fair and reasonable.

The above conclusions result from the discussions that took place at meetings of the Company’s Compensation Committee and its Board of Directors, at which the 2015 financial statements were discussed and approved. Compensation data in accordance with Regulation 21 and Addendum 6 to the Securities Regulations (Periodic and Immediate Reports), 1970, which were sent to the members of the Board of Directors shortly beforehand, were presented at the aforementioned meetings, at which the terms of the compensation for each of the officers listed in the aforementioned regulation were separately discussed, with regard to the Company's Compensation Policy, apart from the terms for Messrs. Lukes and Caputo who are not officers of the Company but of the investees, EQY, which, being a foreign public company listed on the New York Stock Exchange, discusses and approves the terms of the compensation for its officers at its own independent organs.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In relation to Mr. Friedman, the compensation awarded to him is in accordance with his employment agreement, including the awards he was granted upon terminating his employment with ProMed and also with respect to the awards granted to him as a result of the sale of ProMed’s properties, which were based on a percentage of the proceeds received from the sale in excess of the carrying amount of the properties in ProMed’s books. In light of the aforesaid, the Company’s organs have judged Mr. Friedman’s compensation to be fair and reasonable.

As stated, the discussion on this subject was conducted separately for each of the Company’s officers, except in relation to members of the Board of Directors that do not hold another position in the Company, in the case of whom, in January 2012, the Company’s general meeting approved the granting of a proportionate fee in accordance with that specified in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

With reference to the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board of Directors, Mr. Dori Segal, despite their employment agreements having expired in November 2011, Mr. Katzman and Mr. Segal continue in their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice Chairman of the Company’s Board of Directors, respectively, but without receiving a salary from the Company (or from a wholly-owned subsidiary) and, consequently, none of the Company’s organs have needed to hold a discussion regarding their salaries. As of January 2016, Mr. Segal entitled to remuneration for his position in the company (see regulation 21 in chapter E of the periodic report). With regard to amounts charged in the reporting year with respect to compensation in cash or in securities of foreign public investees in the financial statements of the Company, such compensation amounts (including those for Messrs. Katzman and Segal) are discussed and approved by the relevant independent organs of each of the aforesaid public investees, pursuant to the laws that govern them in their country of domicile.

7.	Disclosure Regarding the Financial Reporting of the Company

7.1.	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding the sale of 6.5 million FCR shares for a total consideration of C$ 117 million, refer to Note 40b to the financial statements.

B.	For details regarding the sale of all Dori Group shares, in January 2016, refer to Note 9g to the financial statements.

C.	For Details regarding EQY’s early redemption of debentures in an amount of U.S. $101 million, refer to Note 40c to the financial statements.

D.	For details regarding the company’s repurchase of its debentures in an amount of NIS 78 million, refer to note 40d to the financial statements.

7.2.	Critical Accounting Estimates

For information regarding critical accounting estimates, refer to Note 2b to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

8.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	As of December 31, 2015, there were ten series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/15	Par value of debentures in circulation, plus linkage differences as of 31/12/15	Total accumulated interest to 31/12/15	Balance in the financial statements as of 31/12/15	Stock exchange value as of 31/12/15	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series A)	(1)05/2002	717,953	109,218	88.1	2.9	88	95	Fixed 6.5%	11 equal installments starting from June 2007	Paid once a year on June 30	The principal and the interest are linked to the U.S. Dollar
Debentures (Series B)	05/2004	(2)350,000	(2)56,257	43.6	-	44	43.8	6-month EURIBOR + 2%	3 equal annual installments starting from December 2014	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the Euro
Debentures (Series C)	(3)04/2005	1,300,000	638,650	786.9	-	788	833.1	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series D)	(4)09/2006	2,069,048	2,069,048	2,434.8	93.6	2,440	2,818.7	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series E)	(5)07/2007	574,052	555,569	555.6	-	551	552.4	6-month TALBOR+0.7%	2 equal installments in June and December 2017	Paid twice a year on June 30 and December 31	Without linkage
Debentures (Series F)	(6)12/2006	1,442,301	284,759	284.8	-	284	301.5	Fixed 6.4%	5 equal installments in December of each of the years 2011, 2012, 2013, 2015 and 2016	Paid once a year on December 31	Without linkage
Debentures (Series I)	(7)01/2008	1,439,826	862,256	1,004.4	-	1,006	1,061. 3	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/1214	Par value of debentures in circulation, plus linkage differences as of 31/12/14	Total accumulated interest to 31/12/14	Balance in the financial statements as of 31/12/14	Stock exchange value as of 31/12/14	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series J)	(8)02/2009	734,802	712,758	799.4	13.1	818	954.3	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series K)	(9)09/2011	2,653,181	2,653,181	2,723.4	36.7	2,890	3,157.8	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series L)	(10)10/2013	2,957.801	2,957,801	2,957.8	-	3,046	2,977.0	Fixed 4%	5 installments with the first installment in June 2023 at the rate of 10%, the second and third installments in June 2024-2025 at the rate of 15% each, and the fourth and fifth installments in June of the years 2026-2027 at the rate of 30% each.	Paid twice a year on June 30 and December 31.	The principal and the interest are linked to the increase in the consumer price index

(1)

Debentures (Series A) were first issued pursuant to the Company’s prospectus dated May 2, 2002, at which time NIS 140 million par value of debentures were issued; in November 2002, options (Series A) for a further NIS 57 million par value of debentures (Series A) were exercised. The above series was extended in a private offering to institutional investors on January 29, 2004, in which NIS 90 million par value of debentures were issued, in a public offering pursuant to a prospectus on May 16, 2004 in which NIS 150 million par value of debentures (Series A) were issued, in another private offering to institutional investors in February 2005, in which NIS 227 million par value of debentures (Series A) were issued, in a private offering in August 2005 in which NIS 9.7 million par value of debentures (Series A) were issued, and in a further private offering to institutional investors in May 2006, in which NIS 45 million par value of debentures (Series A) were issued.

(2)	Debentures (Series B) were issued pursuant to the Company’s prospectus dated May 16, 2004, at which time NIS 350 million par value of debentures were issued.
(3)	In April 2005, the Company issued – through a private offering to institutional investors – NIS 425 million par value of debentures (Series C). The debentures (Series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (Series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (Series C). In July 2006, the Company issued NIS 352 million par value of debentures (Series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (Series C) were exercised into NIS 448 million par value of debentures (Series C).
(4)	Debentures (Series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (Series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (Series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company closed a private offering to institutional investors of NIS 178 million par value of debentures (Series D), by means of extending the series. In January 2012, the Company closed a private offering to institutional investors of NIS 185 million par value of debentures (Series D), by means of extending the series.
(5)	Debentures (Series E) were first issued in July 2007, at which time NIS 500 million par value of debentures (Series E) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In December 2009, the Company issued – by means of extending the series – NIS 74.1 million par value of debentures (Series E), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 2008 (as revised in October 2008, “the 2008 prospectus”).
(6)	Debentures (Series F) were first issued in December 2006, at which time NIS 650 million par value of debentures (Series F) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In March 2007, September 2007 and January 2008, the Company issued – by means of extending the series – NIS 290 million par value, NIS 210 million par value and NIS 292.3 million par value, respectively, of debentures (Series F), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

(7)	Debentures (Series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (Series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (Series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus published in May 2010.
(8)	Debentures (Series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (Series J) and 2.02 million options (Series 10), which are exercisable into NIS 202 million par value of debentures (Series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (Series 10)), 2.01 million options (Series 10) were exercised into NIS 201 million par value of debentures (Series J). In May 2012, the Company closed a private offering to institutional investors of NIS 130 million par value of debentures (Series J), by means of extending the series.
(9)	Debentures (Series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued in September 2011. Within the framework of the issuance of debentures (Series D) in January 2012, 1.85 million options (Series K), which are exercisable through February 29, 2012, were issued. Through the expiration date, 1.84 million options had been exercised into NIS 221 million par value of debentures (Series K). Within the framework of the issuance of debentures (Series J) in May 2012, 2.6 million options (Series J), which are exercisable through June 14, 2012, were issued. Through the expiration date, 0.6 million options had been exercised into NIS 60 million par value of debentures (Series K). In December 2012, the Company closed a public offering to institutional investors of NIS 883 million par value of debentures (Series K), by means of extending the series. In June and December 2013, the Company closed a public issuance by means of extending the series – NIS 731 million and NIS 308 million par value of debentures (Series K), respectively.
(10)	Debentures (Series L) were first issued in October 2013, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued. In April 2014, January 2015, April 2015 and August 2015, the Company issued – by means of extending the series– a further NIS 414 million par value, NIS 752 million par value, NIS 621 million par value and NIS 720 million par value, respectively, of debentures (Series L), in accordance with shelf offer reports.

B.	Details concerning the trustees of the Company’s debentures:

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (Series A)	Reznik Paz Nevo Trustees Ltd.	Michal Avtalion	14 YadHaharutzim Street, Tel-Aviv	03-6389222	michal@rpn.co.il
Debentures (Series B)	Reznik Paz Nevo Trustees Ltd.	Michal Avtalion	14 YadHaharutzim Street, Tel-Aviv	03-6389222	michal@rpn.co.il
Debentures (Series C)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il
Debentures (Series D)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	hermetic@hermetic.co.il
Debentures (Series E)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	hermetic@hermetic.co.il
Debentures (Series F)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il
Debentures (Series I)	Reznik Paz Nevo Trustees Ltd.	Yosi Reznik	14 YadHaharutzim Street, Tel-Aviv	03-6393316	yossi@rpn.co.il
Debentures (Series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-6237777	ori@slcpa.co.il
Debentures (Series K)	Aurora Fidelity Trust Company Ltd.	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@deloitte.com
Debentures (Series L)	Aurora Fidelity Trust Company Ltd.	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@deloitte.com

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)

Debentures (Series A)	May 2002	A+	-	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series B)	May 2004	AA-	Aa3	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series C)	April 2005	AA	Aa3	AA-/Stable	Aa3/Stable	206/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series D)	September 2006	AA	Aa2	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series E)	July 2007	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series F)	December 2006	AA/Negative	Aa2	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series I)	January 2008	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series J)	February 2009	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series K)	September 2011	A+/Positive	Aa3	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
Debentures (Series L)	October 2013	AA-/Stable	Aa3	AA-/Stable	Aa3/Stable	20/8/2015 Reference: 2015-01-100710	25/8/2015 Reference: 2015-01-104856
(*)	Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings applied to all the debenture series that were in circulation on the rating date).
(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Details concerning the credit rating history:

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	06/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
03/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2Developing
20/11/06	AA/Negative	13/12/06	Aa2Developing
07/12/06	AA/Negative	28/02/07	Aa2Stable
28/02/07	AA/Stable	10/07/07	Aa2Stable
18/06/07	AA/Stable	20/12/07	Aa2Stable
11/10/07	AA/Stable	7/01/08	Aa2Stable
23/03/08	AA/Stable	23/03/08	Aa2Stable
3/08/08	AA-/Stable	9/09/08	Aa3Stable
12/02/09	AA-/Negative	15/02/09	Aa3Stable
03/05/09	A+/Negative	09/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
01/07/10	A+/Stable	12/04/10	A1 Stable
02/08/11	A+/Positive	19/05/11	Aa3 Stable
25/08/11	A+/Positive	25/08/11	Aa3 Stable
23/01/12	A+/Positive	23/01/12	Aa3 Stable
15/05/12	A+/Stable	06/05/12	Aa3 Stable
12/12/12	A+/Stable	13/12/12	Aa3 Stable
13/05/13	AA-/Stable	03/06/13	Aa3 Stable
03/06/13	AA-/Stable	24/10/13	Aa3 Stable
24/10/13	AA-/Stable	24/12/13	Aa3 Stable
24/12/13	AA-/Stable	24/04/14	Aa3 Stable
23/04/14	AA-/Stable	19/10/14	Aa3 Stable
14/08/14	AA-/Stable	26/01/15	Aa3 Stable
26/01/15	AA-/Stable	25/08/15	Aa3 Stable
20/08/15	AA-/Stable

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

E.	As of December 31, 2015 and during 2015, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

F.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus published on July 29, 2015 (reference no. 2015-01-085353), with the information contained therein being hereby presented by means of this reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2015 is NIS 1,134 million. Moreover, at the request of the Company and jointly with the debentures’ trustee, on April 28, 2015, the pledge and mortgage were removed that had been registered as collateral in favor of the holders of the Company’s debentures (Series J) on the property known as parcel 3946, section 391, at 7, Yeldei Tehran Street in Rishon Lezion, which constitutes a land reserve adjacent to G TWO; the value of the land according to an appraiser’s valuation as of December 31, 2014, is NIS 45 million. The aforementioned pledges are valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged properties as of December 31, 2015 is attached as an Appendix of the Periodic Report.

For further details regarding the aforementioned pledged properties, as required pursuant to the regulations of the Israel Securities Authority regarding investment property activity, refer to Appendix D of this report.

G.	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose on the Company any restrictions regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

H.	The total of the Company’s commitments as of December 31, 2015 pursuant to each one of the series: debentures (Series C), debentures (Series D), debentures (Series I), debentures (Series J), debentures (series K) and debentures (Series L), separately (as presented in the separate financial statements of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

I.	For details regarding an issuance of debentures (Series L) in an amount of NIS 2.2 billion by means of extending the series in January 2015, April 2015 and August 2015 refer to Note 20b1 to the financial statements.

J.	On August 20, 2015, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

On August 25, 2015, the Midroog rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘Aa3‘, with a stable outlook.

March 30, 2016
Date of Approval	Chaim Katzman	Rachel Lavine
of Directors’ Report	Chairman of the Board of Directors	CEO and Director

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2015

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2015. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS(1)) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis(2) , and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,653	1,727	3,768	3,350	1,514	-
Assets in NIS	3,653	6,737	16,002	9,426	1,491	37,309
% of total assets	10	18	43	25	4	100
Liabilities in original currency	12,408	928	1,476	1,761	-	-
Cross-currency swap transactions in original currency	(8,899)	57	1,272	562	862	-
Liabilities in original currency	3,509	985	2,748	2,323	862	-
Liabilities in NIS adjusted for swaps	3,509	3,843	11,670	6,537	849	26,408
% of total liabilities	13	15	44	25	3	100
Total equity in original currency	144	742	1,020	1,027	652	-
Total economic equity(3) in NIS	144	2,894	4,332	2,889	642	10,901
% of total equity	1	27	39	27	6	100

(1)	According to currency exchange rates as of December 31, 2015
(2)	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
(3)	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix B of the Directors’ Report

Valuation Summary

The Company conducted a valuation of ATR, for the purpose of allocating the ATR purchase price to ATR’s identifiable assets and identifiable liabilities (Purchase Price Allocation or “PPA”), within the context of the business combination that was closed on January 22, 2015. For further information regarding the purchase, refer to Note 3c to the financial statements (the “Valuation”).

In accordance with Regulation 8B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014), the Valuation constitutes a very material valuation as defined in the aforementioned Securities Regulations. The Company attached the Valuation to the financial statements as of March 31, 2015, as published in an immediate report on May 31, 2015 (ref. no, 2015-01-033489). The valuations are hereby presented by means of the reference to the reports published on May 31, 2015. Presented below is the Valuation summary:

1.	Identification of the Valuation subject	Valuation of the share capital of ATR.
2.	Valuation date/Effective date	January 22, 2015.
3.	Value of the Valuation subject in the Company’s books (purchase cost*))	EUR 1,757.6 million* (NIS 8,044 million).
4.	Value of the Valuation subject determined by the Valuation	EUR 1,990.3 million (NIS 9,109 million).
5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided the appraiser with an indemnification letter as is customary.

6.	The Valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations".
7.	The Valuation model adopted by the appraiser

•    Discounted cash flows (DCF) for VAT receivables valuation.

•   Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•    External valuation of loans and debentures.

•    Discounted cash flows (DCF) for finance leases valuation.

8.	The main assumptions according to which the Valuation was carried out

•   Adjustments to ATR’s equity have been made from December 31, 2014 through the purchase date, as detailed in the Valuation.

•    Average discount rate of 8.3% for finance leases.

•   Discount rate of 1.2%-3.3% for debentures and 0.6%-0.7% for loans, in accordance with duration of the debenture and loan and in accordance with the external valuation.

•   Long-term VAT receivables have been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 7.5%-12.4%.

•   Investment property, property under development and land were valued at their value in the financial statements (represents their fair value).

•   An adjustment has been made in order to recognize the deferred tax liability, net of deferred tax assets with respect to carry forward losses, which were not recognized in ATR’s financial statements in accordance with section 15 of IAS 12.

9.	Bargain purchase gain recognized	• EUR 232.7 million (NIS 1,065 million).

*)	The purchase cost noted above includes the previous holding in ATR’s shares (EUR 630.2 million) and the non-controlling interests (EUR 898.3 million), refer to Note 9c2 to the financial statements.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix C of the Directors’ Report

Comparison of Forecasted Cash Flows with Actual Cash Flows

Presented below is a comparison of the forecasted cash flows as presented in the Directors' Report as of December 31, 2014, with the actual cash flows for the period January 1, 2015 through December 31, 2015:

	1.1.2015 through 31.12.2015
	Forecast	Actual
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	2,362	2,362
Separate sources:
From operating activities of investees (2)	1,591	2,219
Proceeds from hedging transactions(3)	-	669
Issuance of shares(3)	-	586
Issuance of debentures(3)	790	2,183
Proceeds from sale of financial assets(3)	-	182
Total sources	2,381	5,839
Separate applications:
Cash flows for operating activities	(698)	(708)
Loans to subsidiaries(3)	(170)	(1,408)
Investment in subsidiaries (3)	(1,574)	(2,215)
Effect of exchange rates and others	-	(175)
Cash flows for financing activities	(928)	(969)
Anticipated dividend distributions	(328)	(328)
Total applications	(3,698)	(5,803)
Balance of liquid assets at the end of the period	1,045	2,398

Explanations for the differences between the forecasted cash flows as presented in the Directors' Report as of December 31, 2014 for the period January 1, 2015 through December 31, 2015, and the actual cash flows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company.
(2)	The actual cash flows from operating activities are higher than forecasted due to the repayment of loans from subsidiaries and the sale of investments in the subsidiaries, which were not included in the forecast.
(3)	As clarified in the forecasted cash flows presented in its December 31, 2014 financial statements, these forecasts assumed no issuance of equity and debt and no additional investments, apart from actions that had actually been taken or that the Company had committed to take as of the publication date of the financial statements as of December 31, 2014. The increase in loans to subsidiaries is due mainly to the granting a loan to a fully owned subsidiary of the company for the purchase of ATR shares, refer to Note 9c2 to the Financial statements. The increase in investments in subsidiaries is due to the Company’s participation in CTY’s rights offering, refer to Note 9f5 to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix D of the Directors’ Report - Details Regarding Pledged Properties

1.	G Cinema
A.	Presentation of the property

Details as of 31.12.2015
Name of property	G Cinema
Location of property	Rishon Lezion
Area of property (sq. meters)	21,246
Property’s holding structure	The Company owns 84.7% of Gazit Development, which owns 100% of the property through wholly-owned subsidiaries
Corporation’s effective share in property	84.7% (75% on a fully diluted basis)
Date of acquiring the property	02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None
Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 84.7%	2015	2014	2013		At property acquisition date
Fair value at end of period (NIS in thousands):	495,600	481,600	462,027	Acquisition and construction cost (NIS in thousands)	276,000
Average occupancy rate (%)(*)	100%	99.6%	100%	Land acquisition	02/08/2006
Actual areas leased (sq. meters)	21,246	20,344	20,387	Activation date	22/03/2010
Total revenues (NIS in thousands)	42,193	43,214	42,333
Average annual rental per sq. meter (NIS)	1,451	1,487	1,456
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	5,020
Actual NOI (NIS in thousands)	31,893	33,165	32,214
Adjusted NOI (NIS in thousands)	32,978	33,698	33,062
Actual rate of return	6.9%	6.9%	7.0%
Adjusted rate of return	7.1%	7.0%	7.2%
No. of tenants at end of reporting year	76	75	77
Average annual proceeds per sq. meter(**) (NIS)	30,701	32,436	27,862
(*)	A store that is tenanted or that generates income is considered to be occupied.
(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is excluded from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 84.7%	2015	2014	2013
	(NIS in thousands)
Revenues:
From rentals – Fixed	29,580	30,137	29,571
From rentals – Variable	2,893	2,959	2,814
From management fees	9,311	9,420	9,268
From parking lot operation	-	-	-
Other	409	698	680
Total revenues	42,193	43,214	42,333
Costs:
Management, maintenance and operation	10,299	10,049	9,920
Depreciation	-	-	-
Other expenses	1	-	199
Total costs:	10,300	10,049	10,119
Profit:	31,893	33,165	32,214
NOI:	31,893	33,165	32,214

D.	Principal tenants of the property

			Does		Description of lease agreement
	% of property area leased to tenant in 2015	Does tenant constitute an anchor tenant?	tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	45%	Yes	Yes	Entertainment	12 years (6 years left)	18	CPI	NIS 1.1 million	None
Tenant B	11%	Yes	No	Fashion	5 years (4 years left)	10	CPI	NIS 1.8 million	None
Tenant C	8%	Yes	No	Clothing	10 years (5 years left)	-	CPI	NIS 0.9 million	None

E.	Anticipated revenues with respect to signed leases

	2016	2017	2018	2019	2020 and thereafter
	NIS in thousands
Fixed components	30,117	26,294	23,102	21,263	45,126
Variable components (estimate)	3,774	2,640	2,320	2,135	4,877
Total	33,891	28,934	25,422	23,398	50,003

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 84.7%	31/12/2015	31/12/2014	31/12/2013
The determined value (NIS in thousands)	495,600	481,600	462,027
Identity of appraiser	Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser
Is the appraiser independent	Yes	Yes	Yes
Is there an indemnification agreement	Yes	Yes	Yes
Effective date of valuation	31/12/2015	31/12/2014	31/12/2013
Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:

Valuation according to the DCF (income) approach	GLA (Sq. meters)	21,246	20,344	20,387
	Occupancy rate in year +1 (%)	95%	99.1%	100%
	Occupancy rate in year +2 (%)	100%	100%	100%
	Occupancy rate in year +3 (%)	100%	100%	100%
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	1,650	1,559	1,595
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	1,607	1,610	1,598
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	1,625	1,622	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	34,333	33,798	33,270
	Average periodic expenses to preserve the status quo	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	6.93%	7.02%	7.20%
	Time until notional realization	3	3	2
	Factor/rate of return at time of notional realization (reversionary rate)	6.93%	7.00%	7.20%
	Other main parameters	-	-	-

(*)	Includes stalls and/or antennas.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,700)	(1,700)	(1,700)
Cap rates	Rise of 0.25%	(17,420)	(16,703)	(15,428)
	Fall of 0.25%	18,372	17,632	16,704
Average rental per Sq. meter	Rise of 5%	24,632	23,335	22,619
	Fall of 5%	(24,632)	(23,335)	(22,619)

(*)	Assumes that occupancy will fall for one year.

2.	G TWO
A.	Presentation of the property

Details as of 31.12.2015
Name of property	G TWO
Location of property	Rishon Lezion
Area of property (sq. meters)	21,153
Property’s holding structure	The Company owns 84.7% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	84.7% (75% on a fully diluted basis)
Date of acquiring the property	G TWO – 02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust, in trustees hip to secure the Company’s commitment with respect to debentures (Series J). Caveats – None
Financial statements presentation method	Consolidation

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Principal data

Data on 100% basis. Corporation’s share – 84.7%	2015	2014	2013		At property acquisition date
Fair value at end of period (NIS in thousands):	281,750	275,800	261,730	Acquisition/ construction cost (NIS in thousands)	185,000
Income-producing portion Balance of rights(*)	-	45,000	45,000
Average occupancy rate (%) (**)	99%	98%	100%	Acquisition date	G TWO – 02/08/2006–
Actual areas leased (sq. meters)	21,153	21,165	21,088
Total revenues (NIS in thousands)	21,823	20,975	21,130
Average annual rental per sq. meter (NIS)	881	866	867
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-
NOI (NIS in thousands)	20,171	18,976	19,503
Adjusted NOI (NIS in thousands)	20,284	19,141	19,864
Actual rate of return	7.7%	6.9%	7.5%
Adjusted rate of return	7.7%	6.9%	7.6%
No. of tenants at end of reporting year	25	24	25
Average annual proceeds per sq. meter (***)(NIS)	16,555	17,064	16,816

(*)	For details regarding removing the pledge of the land reserves during 2015, refer to section 8.f above.

(**)	A store that is tenanted or that generates income is considered to be occupied.

(***)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. Does not include proceeds of units without a floor area, such as stalls.

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 84.7%	2015	2014	2013
	(NIS in thousands)
Revenues:
From rentals – Fixed	18,431	17,965	18,132
From rentals – Variable	411	376	386
From management fees	2,799	2,451	2,451
Other	182	183	161
Total revenues	21,823	20,975	21,130
Costs:
Management, maintenance and operation	1,613	1,999	1,536
Depreciation	-	-	-
Other expenses	39	-	91
Total costs:	1,652	1,999	1,627
Profit:	20,171	18,976	19,503
NOI:	20,171	18,976	19,503

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Principal tenants of the property

					Description of lease agreement
	% of property area leased to tenant in 2015	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	13%	Yes	No	Home	5 years (1 years left)	14	CPI	NIS 0.4 million	None
Tenant B	8%	Yes	No	Super-market	12 years (4 years left)	6	CPI	NIS 0.2 million	None
Tenant C	17%	Yes	No	Super-market	13 years (1 years left)	7	CPI	NIS 0.3 million	None
Tenant D	21%	Yes	No	Leisure	5 years (1 years left)	2	CPI	NIS 0.9 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2016	2017	2018	2019	2020 and thereafter
	NIS in thousands
Fixed components	18,585	9,068	6,873	5,463	19,413
Variable components (estimate)	1,427	696	528	419	1,490
Total	20,012	9,764	7,401	5,882	20,903

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 84.7%	31/12/2015	31/12/2014	31/12/2013
The determined value (NIS in thousands)	281,750	320,800	306,730
Identity of appraiser	Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser
Is the appraiser independent	Yes	Yes	Yes
Is there an indemnification agreement	Yes	Yes	Yes
Effective date of valuation	31/12/2015	31/12/2014	31/12/2013
Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (DCF)

Main parameters taken into consideration for the purpose of the valuation:

Valuation according to the DCF (income) approach	GLA (Sq. meters)	21,153	21,165	21,088
	Occupancy rate in year +1 (%)	95.9%	98.2%	99%
	Occupancy rate in year +2 (%)	100%	99.9%	100%
	Occupancy rate in year +3 (%)	100%	100%	N/R
	Representative occupancy rate of GLA	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	916	888	897
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	811	909	897
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	914	912	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	20,472	19,895	19,508
	Weighted cap rate for the purpose of the valuation (%)	7.27%	7.21%	7.45%
	Time until notional realization	3	3	2
	Factor/rate of return at time of notional realization (reversionary rate)	7.2%	7.20%	7.45%
	Other main parameters	-	Includes NIS 45.0 million for land reserve	Includes NIS 45.0 million for land reserve

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 99% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,000)	(1,000)
Cap rates	Rise of 0.25%	(9,372)	(9,238)	(8,492)
	Fall of 0.25%	10,040	9,902	9,081
Average rental per Sq. meter	Rise of 5%	11,810	13,329	12,683
	Fall of 5%	(11,810)	(13,329)	(12,683)

(*	Assumes that occupancy will fall for one year, out of the year presented.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.	G ONE

A.	Presentation of the property

Details as of 31.12.2015
Name of property	G ONE
Location of property	Rishon Lezion
Area of property (sq. meters)	23,959
Property’s holding structure	The Company owns 84.7% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	84.7% (75% on a fully diluted basis)
Date of acquiring the property	02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust – in trusteeship to secure the Company’s commitments with respect to debentures (Series J)

In addition, caveats are recorded with respect to plot 138

– In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

– In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

– In favor of Rishon Lezion Municipality on strip of land of 260 sq. meters (expropriation area)

Special matters

On 18.2.2007, building permit no. 200700095 was granted which permits the exceptional use of 10 years (commercial instead of industrial) of the whole of the east structure, with an overall area of 15,343.31 sq. meters and storage areas totaling 2,600.89 sq. meters. The exceptional use ended on 31.12.2015. Work on the issuance of an exceptional use permit for another three years is currently underway, together with the issuance of a new urban construction plan. At the time of the said permit, the property was zoned for industrial use, including the ground floor.

On December 16, 2010, Rishon Lezion plan 5A/168/6 was approved that rezones the land from industrial to industrial zone, offices and commercial although commercial operations are only permitted on the ground floor; the Company is to take planning measures to obtain relief/allow commercial use on the second floor.

Financial statements presentation method	Consolidation

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Principal data

Data on 100% basis. Corporation’s share – 84.7%	2015	2014	2013		At property acquisition date
Fair value at end of period (NIS in thousands)	291,200	299,300	292,500	Acquisition/ construction cost (NIS in thousands)	197,000
Income-producing portion Building rights	15,600	15,600	15,600
Average occupancy rate (%)(*)	98.7%	99.2%	100%	Acquisition date	02/08/2006
Actual areas leased (sq. meters)	23,959	24,003	24,003
Total revenues (NIS in thousands)	22,334	22,718	22,825
Average annual rental per sq. meter (NIS)	830	834	841
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-
NOI (NIS in thousands)	20,879	21,301	21,287
Adjusted NOI (NIS in thousands)	20,954	21,376	21,576
Actual rate of return	7.2%	7.1%	7.30%
Adjusted rate of return	7.2%	7.1%	7.40%
No. of tenants at end of reporting year	24	24	24
Average annual proceeds per sq. meter(**) (NIS)	11,465	11,484	12,766

(*)	A store that is tenanted or that generates income is considered to be occupied.

(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month does not include proceeds of units without a floor area, such as stalls.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 84.7%	2015	2014	2013
	(NIS in thousands)
Revenues:
From rentals – Fixed	19,647	20,030	20,186
From rentals – Variable	59	75	43
From management fees	2,434	2,437	2,433
From parking management	-	-	-
Other	194	176	163
Total revenues	22,334	22,718	22,825
Costs:
Management, maintenance and operation	1,334	1,417	1,421
Depreciation	-	-	-
Other expenses	121	-	117
Total costs:	1,455	1,417	1,538
Profit:	20,879	21,301	21,287
NOI:	20,879	21,301	21,287

D.	Principal tenants of the property

					Description of lease agreement
	% of property area leased to tenant in 2015	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	42%	Yes	Yes	Super- market	24 years (10 years left)	-	CPI	None	None
Tenant B	20%	Yes	Yes	Home	20 years (4 years left)	-	CPI	NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2016	2017	2018	2019	2020 and thereafter
	NIS in thousands
Fixed components	20,554	18,195	15,370	14,379	55,133
Variable components (estimate)	1,073	950	802	751	2,879
Total	21,627	19,145	16,172	15,130	58,012

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

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G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 84.7%	31/12/2015	31/12/2014	31/12/2013
The determined value (NIS in thousands)	306,800	314,900	308,100
Identity of appraiser	Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser
Is the appraiser independent	Yes	Yes	Yes
Is there an indemnification agreement	Yes	Yes	Yes
Effective date of valuation	31/12/2015	31/12/2014	31/12/2013
Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (DCF)

Main parameters taken into consideration for the purpose of the valuation:

Valuation according to the DCF (income) approach	GLA (sq. meters)	23,959	24,003	24,003
	Occupancy rate in year +1 (%)	95%	99.97%	100%
	Occupancy rate in year +2 (%)	99%	100%	100%
	Occupancy rate in year +3 (%)	100%	100%	100%
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	841	836	850
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	794	856	858
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	850	870	872
	Average annual rentals per Sq. meter leased (NIS) in year +4 for the purpose of the valuation(*)	N/R	N/R	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	21,274	21,771	21,825
	Weighted rate of return for the purpose of the valuation (%)	7.31%	7.27%	7.46%
	Time until notional realization	3	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.25%	7.25%	7.45%
	Other main parameters	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.

(*)	Includes stalls and/or antennas.

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Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates*	Rise of 5% (or up to 100%)	300	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,100)	(1,000)	(1,100)
Cap rates	Rise of 0.25%	(9,633)	(9,945)	(9,528)
	Fall of 0.25%	10,316	10,653	9,650
Average rental per sq. meter	Rise of 5%	13,908	14,346	13,754
	Fall of 5%	(13,908)	(14,346)	(13,754)

(* Assumes that occupancy will fall for one year.

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Appendix E of the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposures due to its operations in various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on from its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest and currency swaps and options).

Sensitivity and fair value calculations for the transactions have been made with the assistance of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates and price changes. The fair value of securities is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in the relevant markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group acts to reduce its exposure to the interest base by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Linkage basis (cross-currency) swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to hedge the linked basis balance sheet and maintain the currency correlation between assets and liabilities.

The calculation of the swap transactions’ fair value is made by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

For information regarding the portfolio of linkage basis (and cross-currency) swaps, interest swaps, forward contracts and foreign currency call options, refer to Note 37 to the financial statements.

Sensitivity analyses for the comparative data for 2014 have not been included as there is no material difference in the exposure characteristics between 2015 and 2014.

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Sensitivity Analysis – December 31, 2015

Sensitivity analysis for the variable parameters* in the linkage balance sheet - NIS in millions

	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	1,989	2,057	2,125	2,193	2,261
Short-term deposits and loans	191	197	203	209	215
Trade receivables and other accounts receivable	787	821	854	887	921
Long-term investments and loans	1,484	1,559	1,634	1,709	1,784
Total monetary assets	4,451	4,634	4,816	4,998	5,181

Other financial assets	1,588	1,588	1,588	1,588	1,588
Other assets	70,485	74,158	77,832	81,506	85,180
Total assets	76,524	80,380	84,236	88,092	91,949
Liabilities
Short-term credit from banks and others	983	1,023	1,062	1,101	1,141
Trade payables and other accounts payables	2,296	2,381	2,465	2,549	2,634
Liabilities attributable to assets held for sale	45	48	50	53	55
Debentures	27,889	29,392	30,895	32,398	33,901
Convertible debentures	829	875	921	967	1,013
Interest-bearing liabilities to banks and others	11,112	11,717	12,321	12,925	13,530
Other financial liabilities	383	392	402	412	421
Total financial liabilities	43,537	45,828	48,116	50,405	52,695

Other liabilities	5,125	5,125	5,125	5,125	5,125
Total liabilities	48,662	50,953	53,241	55,530	57,820
Assets net of liabilities	27,862	29,427	30,995	32,562	34,129

(*)	Items in foreign currency (or linked to foreign currency) and/or in NIS linked to the consumer price index.

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Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(14,210)	(7,074)	8,286	7,074	14,147
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(8,123)	(4,061)	3,960	4,061	8,122
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(31,620)	(15,810)	(19,775)	15,810	31,620
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(27,350)	(13,675)	(2,720)	13,550	26,485
Swap transaction – variable U.S.$ receivable/fixed BRL payable by 6/2017	80,084	40,042	143,994	(40,042)	(80,084)
Interest swap transactions – variable for fixed	(451)	(226)	(4,510)	226	451
Marketable NIS debentures – U.S.$ linked	(9,503)	(4,752)	(95,030)	4,752	9,503
Revolving credit	(133,058)	(66,529)	(1,330,582)	66,529	133,058
Mortgages	(115,538)	(57,769)	(1,155,382)	57,769	115,538
Debentures	(276,342)	(138,171)	(2,763,422)	138,171	276,342
Loans	(185,345)	(92,673)	(1,853,450)	92,673	185,345
Forward contracts	307	154	3,071	(154)	(307)
Firm commitments (rental income)	411,601	205,801	4,116,011	(205,801)	(411,601)
Total	(309,549)	(154,743)	(2,949,550)	154,618	308,621

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Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(3,806)	(1,903)	26,258	1,903	3,806
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(31,036)	(15,513)	77,889	15,513	31,026
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(8,666)	(4,333)	29,238	4,333	8,666
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(32,685)	(16,335)	42,915	16,335	32,669
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(11,721)	(5,860)	16,467	5,860	11,721
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(83,733)	(41,866)	114,760	41,866	83,733
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(326,585)	(160,936)	37,221	158,234	316,179
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(45,479)	(22,739)	104,618	22,739	45,479
Cross-currency swap transactions	169	84	1,688	(84)	(169)
Interest swap transactions - variable for fixed	(2,918)	(1,459)	(29,184)	1,459	2,918
Marketable debentures at variable interest	(4,376)	(2,188)	(43,763)	2,188	4,376
Marketable debentures at fixed interest	(378,753)	(189,376)	(3,787,529)	189,376	378,753
Revolving credit	(69,776)	(34,888)	(697,756)	34,888	69,776
Forward contracts	(149)	(74)	10,140	74	149
Loans	(932,902)	(466,451)	(9,329,016)	466,451	932,902
Firm commitments (rental income)	681,587	340,794	6,815,873	(340,794)	(681,587)
Total	(1,250,829)	(623,045)	(6,610,180)	620,343	1,240,396

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Sensitivity to changes in SEK (Swedish Krona)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	(1,730)	(865)	(17,295)	865	1,730
Total	(1,730)	(865)	(17,295)	865	1,730

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(4,548)	(2,274)	23,659	2,274	4,548
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(7,239)	(3,619)	27,491	3,619	7,239
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(3,119)	(1,559)	10,997	1,559	3,119
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(2,746)	(1,373)	12,473	1,373	2,746
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(56,846)	(28,423)	95,812	28,423	56,846
Marketable securities- overseas	3,789	1,894	37,890	(1,894)	(3,789)
Revolving credit	(106,833)	(53,417)	(1,068,331)	53,417	106,833
Forward contracts	(91,516)	(45,758)	(7,760)	45,758	91,516
Mortgages	(294,943)	(147,472)	(2,949,430)	147,472	294,943
Firm commitments (rental income)	607,991	303,995	6,079,907	(303,995)	(607,991)
Forward contracts – debentures	(222)	(111)	(2,222)	111	222
Interest swap transactions – variable for fixed	(2,299)	(1,150)	(22,993)	1,150	2,299
Debentures at fixed interest	(677,774)	(338,887)	(6,777,744)	338,887	677,774
Convertible debentures	(96,207)	(48,103)	(962,068)	48,103	96,207
Total	(732,513)	(366,257)	(5,502,319)	366,257	732,513

Sensitivity to changes in NOK (Norwegian Krone) /NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	61	31	611	(31)	(61)
Total	61	31	611	(31)	(61)

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Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Firm commitments (rental income)	18,391	9,195	183,910	(9,195)	(18,391)
Marketable securities- overseas	31,568	15,784	315,684	(15,784)	(31,568)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(17,593)	(8,796)	110,883	8,796	17,593
swap transactions – variable U.S.$ receivable/fixed BRL payable by 6/2017	(65,685)	(32,842)	143,994	32,842	65,685
Total	(33,319)	(16,660)	754,471	16,660	33,319

Sensitivity to changes in Israeli consumer price index (CPI) (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	6,914	3,457	23,659	(3,457)	(6,914)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	6,432	3,216	26,258	(3,216)	(6,432)
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	30,250	15,125	68,356	(15,125)	(30,250)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	36,961	18,481	42,915	(18,481)	(37,006)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	13,367	6,684	16,467	(6,684)	(13,367)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	95,209	47,604	114,760	(47,604)	(95,216)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	28,681	14,341	110,883	(14,341)	(28,681)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	29,643	14,821	(19,775)	(14,821)	(29,643)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	42,358	21,179	66,789	(21,179)	(42,358)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	319,930	160,109	37,221	(162,913)	(331,317)
CPI-linked debentures	(1,174,167)	(570,845)	(12,098,915)	379,654	677,857
Firm commitments (rental income)	45,432	22,716	454,322	(22,716)	(45,432)
Mortgages	(52,060)	(25,155)	(539,847)	18,190	36,380
Total	(571,051)	(268,268)	(11,696,908)	67,308	47,622

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Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(9)	(5)	23,659	5	10
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(8)	(4)	26,258	5	9
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(93)	(47)	68,356	48	97
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(49)	(25)	42,915	27	55
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(18)	(10)	16,467	11	22
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(1,879)	(941)	114,760	944	1,891
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(27)	(14)	110,883	14	27
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(610)	(305)	(19,775)	306	614
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(875)	(438)	66,789	440	881
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(17,530)	(8,777)	37,221	8,801	17,629
Mortgages	5,246	2,632	(539,847)	(2,650)	(5,319)
Firm commitments (rental income)	(6,581)	(3,317)	454,322	3,370	6,794
CPI-linked marketable debentures	181,247	91,275	(12,098,915)	(92,604)	(186,562)
Total	158,814	80,025	(11,696,908)	(81,285)	(163,852)

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(2,485)	(1,262)	23,659	1,303	2,650
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(2,312)	(1,174)	26,258	1,213	2,465
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(22,672)	(11,638)	68,356	12,282	25,251
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(11,832)	(6,011)	42,915	6,209	12,626
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(8,792)	(4,497)	16,467	4,712	9,650
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(106,522)	(55,201)	114,760	59,781	124,594
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(10,935)	(5,548)	110,883	5,717	11,608
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(33,773)	(17,554)	(19,775)	19,020	39,652
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(48,374)	(25,144)	66,789	27,246	56,803
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(534,903)	(274,825)	37,221	295,174	623,717
Mortgages	40,061	20,513	(539,847)	(21,536)	(44,157)
Firm commitments (rental income)	(17,785)	(9,085)	454,322	9,496	19,430
CPI-linked marketable debentures	1,104,611	573,103	(12,098,915)	(618,940)	(1,288,475)
Total	344,288	181,677	(11,696,908)	(198,325)	(404,186)

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Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Marketable debentures at par	147	74	(301,503)	(74)	(147)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(6)	(3)	27,491	2	5
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(6)	(3)	10,997	3	6
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(6)	(3)	12,473	3	5
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(16)	(8)	29,238	8	16
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(8)	(4)	8,286	4	8
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(12)	(6)	3,960	6	12
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(1,046)	(523)	(2,720)	527	1,055
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(2,145)	(1,073)	104,618	1,081	2,163
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(339)	(170)	9,533	171	342
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(2,286)	(1,147)	29,023	1,153	2,316
Total	(5,724)	(2,868)	(68,604)	2,885	5,781

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Marketable debentures at par	5,900	2,979	(301,503)	(3,039)	(6,139)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(1,002)	(505)	27,491	512	1,033
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(830)	(419)	10,997	428	864
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(786)	(397)	12,473	405	818
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(2,281)	(1,152)	29,238	1,175	2,374
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(1,502)	(757)	8,286	768	1,548
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(1,676)	(847)	3,960	863	1,745
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(20,946)	(10,752)	(2,720)	11,282	22,618
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(43,100)	(22,118)	104,618	23,347	47,997
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(6,765)	(3,466)	9,533	3,660	7,526
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(27,783)	(14,439)	29,023	15,636	32,591
Total	(100,772)	(51,873)	(68,604)	55,038	112,975

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Mortgages	7,909	3,973	(1,155,382)	(4,010)	(8,057)
Debentures	40,527	20,457	(2,763,422)	(20,855)	(42,118)
Firm commitments (rental income)	(75,588)	(38,136)	4,116,011	38,837	78,394
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	266	133	8,286	(132)	(264)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	60	30	3,960	(29)	(59)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	2,613	1,305	(19,775)	(1,333)	(2,665)
Interest swap transactions – variable for fixed	7,605	3,794	(4,510)	(3,914)	(7,810)
U.S.$-linked marketable NIS debentures	157	79	(95,030)	(79)	(158)
Total	(16,451)	(8,365)	90,138	8,486	17,263

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Mortgages	83,423	43,223	(1,155,382)	(46,588)	(96,935)
Debentures	248,075	128,496	(2,763,422)	(138,234)	(287,112)
Firm commitments (rental income)	(243,723)	(125,505)	4,116,011	133,434	275,509
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	4,724	2,395	8,286	(2,460)	(4,990)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	1,606	811	3,960	(827)	(1,671)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	34,037	17,670	(19,775)	(19,128)	(39,823)
Interest swap transactions – variable for fixed	82,581	42,603	(4,510)	(45,621)	(94,409)
U.S.$-linked marketable NIS debentures	1,816	918	(95,030)	(938)	(1,898)
Total	212,539	110,610	90,138	(120,362)	(251,329)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	293	144	77,889	(154)	(304)
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(7)	(4)	29,238	2	6
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(4)	(4)	42,915	(4)	(4)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	55	26	16,467	(31)	(60)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	2,948	1,464	114,760	(1,518)	(3,015)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9027	23,017	11,528	37,221	(11,713)	(23,467)
Cross-currency swap transactions	(1,014)	(508)	1,688	505	1,012
Interest swap transaction - variable for fixed	(110)	(55)	(29,184)	54	109
Debentures at fixed interest	8,484	4,246	(3,787,529)	(4,254)	(8,517)
Loans	58,349	29,278	(6,301,172)	(29,485)	(59,180)
Firm commitments (rental income)	(114,278)	(57,648)	6,815,873	58,691	118,454
Total	(22,268)	(11,533)	(2,981,834)	12,094	25,035

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	23,602	12,115	77,889	(12,803)	(26,344)
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	1,730	873	29,238	(893)	(1,804)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	10,521	5,344	42,915	(5,528)	(11,238)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	7,681	3,928	16,467	(4,121)	(8,439)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	92,117	47,852	114,760	(51,865)	(108,500)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9027	485,548	255,561	37,221	(294,828)	(639,201)
Cross-currency swap transactions	(120,769)	(62,314)	1,688	66,473	137,447
Interest swap transaction - variable for fixed	24,219	12,346	(29,184)	(12,843)	(26,207)
Debentures at fixed interest	361,643	186,752	(3,787,529)	(199,581)	(413,048)
Loans	638,500	330,681	(6,301,172)	(355,594)	(738,366)
Firm commitments (rental income)	(331,723)	(170,029)	6,815,873	178,980	367,588
Total	1,193,072	623,111	(2,981,834)	(692,604)	(1,468,113)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	(64)	(35)	(17,295)	23	52
Cross-currency swap transactions	1,282	632	(10,438)	(670)	(1,323)
Total	1,219	598	(27,734)	(648)	(1,272)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	9,009	4,570	(17,295)	(4,725)	(9,591)
Cross-currency swap transactions	59,448	30,496	(10,438)	(32,198)	(66,152)
Total	68,458	35,067	(27,734)	(36,923)	(75,743)

Sensitivity to changes in NOK (Norwegian Krone) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	5,931	2,982	611	(2,952)	(5,936)
Cross-currency swap transactions	4,335	2,179	12,126	(2,169)	(4,360)
Total	10,267	5,161	12,738	(5,122)	(10,297)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	91,351	47,124	611	(50,174)	(103,691)
Cross-currency swap transactions	57,585	29,850	12,126	(32,118)	(66,739)
Total	148,936	76,974	12,738	(82,292)	(170,430)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	70	35	23,659	(34)	(69)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	99	50	27,491	(48)	(98)
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	21	11	12,473	(10)	(21)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	4,274	2,143	95,812	(2,157)	(4,326)
Firm commitments (rental income)	(112,762)	(56,890)	6,079,907	57,933	116,936
Forward contracts – debentures	(771)	(385)	(2,222)	385	771
Mortgages	38,255	19,253	(2,949,430)	(19,507)	(39,274)
Interest swap transactions – variable for fixed	6,531	3,272	(22,993)	(3,282)	(6,595)
Convertible debentures	5,894	2,955	(962,068)	(2,970)	(5,956)
Debentures at fixed interest	119,031	59,946	(6,777,744)	(60,823)	(122,539)
Total	60,624	30,388	(4,475,115)	(30,515)	(61,171)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	1,601	813	23,659	(839)	(1,705)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	2,399	1,216	27,491	(1,249)	(2,533)
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	537	271	12,473	(276)	(558)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	61,668	32,017	95,812	(34,613)	(72,069)
Firm commitments (rental income)	(378,578)	(195,188)	6,079,907	208,042	430,111
Forward contracts – debentures	(7,035)	(3,518)	(2,222)	3,518	7,035
Mortgages	224,074	115,747	(2,949,430)	(123,841)	(256,523)
Interest swap transactions – variable for fixed	77,463	40,385	(22,993)	(44,013)	(92,054)
Convertible debentures	44,367	22,603	(962,068)	(23,486)	(47,899)
Debentures at fixed interest	652,201	338,237	(6,777,744)	(364,832)	(758,843)
Total	678,697	352,584	(4,475,115)	(381,589)	(795,039)

Sensitivity to changes in BRL interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Firm commitments (rental income)	(4,190)	(2,121)	183,910	2,173	4,401
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	6,012	3,593	110,883	(1,406)	(3,989)
Swap transaction – variable U.S.$ receivable/fixed BRL payable by 6/2017	13,297	6,706	143,994	(6,824)	(13,770)
Total	15,119	8,179	438,787	(6,057)	(13,358)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Firm commitments (rental income)	(9,321)	(4,788)	183,910	5,066	10,431
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	7,017	4,108	110,883	(1,946)	(5,096)
Swap transaction – variable U.S.$ receivable/fixed BRL payable by 6/2017	16,826	8,505	143,994	(8,696)	(17,588)
Total	14,523	7,825	438,787	(5,577)	(12,254)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in prices of marketable securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Marketable securities – overseas	35,357	17,679	353,574	(17,679)	(35,357)
Total	35,357	17,679	353,574	(17,679)	(35,357)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	40%	20%		-20%	-40%
Marketable securities – overseas	141,429	70,715	353,574	(70,715)	(141,429)
Total	141,429	70,715	353,574	(70,715)	(141,429)

CHAPTER C

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To The Shareholders of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the "Company") and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, previously accounted for using the equity method and was initially consolidated in 2015, whose assets constitute approximately 16% of total consolidated assets as of December 31, 2015 and whose revenues constitute approximately 16% of total consolidated revenues for the year ended December 31, 2015. Furthermore, as of December, 31, 2014 and 2013 the investment in the subsidiary amounted to NIS 4,098 million and NIS 4,312 million, respectively, and the Company's share in its earnings (losses) amounted to NIS (111) million and NIS 132 million for the years ended December 31, 2014 and 2013, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS") and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting", the Company and subsidiaries' components of internal control over financial reporting as of December 31, 2015, and our report dated March 30, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To The Shareholders of Gazit-Globe LTD.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and subsidiaries (collectively, "the Company") as of December 31, 2015. Control components were determined as explained in the following paragraph. The Company's board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company and subsidiaries' components of internal control over financial reporting based on our audit.

As indicated in the Board of directors and Management's effectiveness assessment, this assessment does not address components of internal control over financial reporting in Atrium European Real Estate Limited ("ATR") and in Sektor Gruppen AS ("Sektor"), acquired on January 22, 2015 and July 14, 2015, respectively, and whose assets and revenues constitute 24% and 20%, respectively, out of total assets and revenues in the consolidated financial statements as of and for the year ended December 31, 2015. As such, our audit also did not address components of internal control over financial reporting in ATR and in Sektor.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting" ("Auditing Standard 104"). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls ("ITGCs"); (2) controls over the Treasury process; (3) controls over the investment properties process (including rental income, property operating expenses the appraisal of investment properties); (4) income recognition and costs and revenues estimation in construction projects process ; (collectively, "the audited control components").

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2015.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2015, and 2014 and for each of the three years in the period ended December 31, 2015 and our report dated March 30, 2016 expressed an unqualified opinion thereon based on our audits and the report of the other auditors.

Tel-Aviv, Israel March 30, 2016	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the "Company") and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, previously accounted for using the equity method and was initially consolidated in 2015, whose assets constitute approximately 16% of total consolidated assets as of December 31, 2015 and whose revenues constitute approximately 16% of total consolidated revenues for the year ended December 31, 2015. Furthermore, as of December, 31, 2014 and 2013 the investment in the subsidiary amounted to NIS 4,098 million and NIS 4,312 million, respectively, and the Company's share in its earnings (losses) amounted to NIS (111) million and NIS 132 million for the years ended December 31, 2014 and 2013, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2016	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31,
			2015	2014
	Note		NIS in millions

ASSETS
CURRENT ASSETS
Cash and cash equivalents	3		2,125	650
Short-term investments and loans	4	a	203	368
Marketable securities	4	b	38	299
Financial derivatives	37	c	77	90
Trade receivables	5		467	536
Other accounts receivable	6		363	303
Inventory of buildings and apartments for sale	7		522	590
Income taxes receivable			24	14
			3,819	2,850
Assets classified as held for sale	8		826	1,046
			4,645	3,896
NON-CURRENT ASSETS
Equity-accounted investees	9		2,996	6,213
Other investments, loans and receivables	10		754	564
Available-for-sale financial assets	11		771	383
Financial derivatives	37	c	702	288
Investment property	12		70,606	56,646
Investment property under development	13		2,587	1,642
Fixed assets, net	14		170	171
Intangible assets, net	15		900	103
Deferred taxes	25	p	105	78
			79,591	66,088
			84,236	69,984

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31,
			2015	2014
	Note		NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16		1,062	553
Current maturities of non-current liabilities	17		2,279	2,711
Financial derivatives	37	c	45	59
Trade payables	18		833	900
Other accounts payable	19		1,521	1,262
Advances from customers and buyers of apartments	7		326	304
Income taxes payable			111	74
			6,177	5,863
Liabilities attributed to assets held for sale	8		50	110
			6,227	5,973
NON-CURRENT LIABILITIES
Debentures	20		29,480	24,433
Convertible debentures	21		921	1,254
Interest-bearing loans from banks and others	22		11,457	8,552
Financial derivatives	37	c	93	94
Other liabilities	23		402	190
Deferred taxes	25	p	4,661	3,618
			47,014	38,141
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital			249	232
Share premium			4,983	4,411
Retained earnings			5,207	4,915
Foreign currency translation reserve			(3,103)	(1,641)
Other reserves			197	127
Loans granted to purchase shares of the Company's shares			-	-*)
Treasury shares			(21)	(21)
			7,512	8,023
Non-controlling interests	27	g	23,483	17,847
Total equity			30,995	25,870
			84,236	69,984

*)	Represents an amount of less than NIS 1 million.

March 30, 2016
Date of approval of the	Chaim Katzman	Rachel Lavine	Adi Jemini
financial statements	Chairman of the Board	CEO and Director	CFO

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF INCOME

			Year ended
			December 31,
			2015	2014	2013
	Note		NIS in millions
			(except for per share data)
Rental income	30		6,150	4,913	5,146
Property operating expenses	31		1,966	1,584	1,689
Net operating rental income			4,184	3,329	3,457
Revenues from sale of buildings, land and construction works performed	32	a	1,153	1,357	1,672
Cost of buildings sold, land and construction works performed	32	b	1,249	1,660	1,688
Loss from sale of buildings, land and construction works performed			(96)	(303)	(16)
Total gross profit			4,088	3,026	3,441
Fair value gain from investment property and investment property under development, net			711	1,053	962
General and administrative expenses	33		(794)	(619)	(610)
Other income	34	a	31	55	218
Other expenses	34	b	(798)	(81)	(74)
Company's share in earnings of equity-accounted investees, net	9	b	242	12	149
Operating income			3,480	3,446	4,086
Finance expenses	35	a	(1,852)	(2,115)	(2,185)
Finance income	35	b	861	157	549
Income before taxes on income			2,489	1,488	2,450
Taxes on income	25	q	183	405	265
Net income			2,306	1,083	2,185
Attributable to:
Equity holders of the Company			620	73	927
Non-controlling interests			1,686	1,010	1,258
			2,306	1,083	2,185
Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings			3.47	0.41	5.41
Diluted net earnings			3.45	0.39	5.35

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended
	December 31,
	2015	2014	2013
	NIS in millions

Net income	2,306	1,083	2,185
Other comprehensive income (loss) (net of tax effect *):

Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(3,834)	1,148	(2,443)
Net gains (losses) on cash flow hedges (1)	(25)	46	239
Net gains (losses) on available-for-sale financial assets	(66)	36	(4)
Exercise of capital reserves of company previously accounted for using the equity method	452	-	-
	(3,473)	1,230	(2,208)
Items not to be reclassified to profit or loss:
Loss on revaluation of fixed assets in joint venture	-	-	(6)
Total other comprehensive income (loss)	(3,473)	1,230	(2,214)
Total comprehensive income (loss)	(1,167)	2,313	(29)
Attributable to:
Equity holders of the Company (2)	(901)	445	(46)
Non-controlling interests	(266)	1,868	17
	(1,167)	2,313	(29)
(1) Includes Company's share in other comprehensive loss of investees according to the equity method	22	(34)	(19)
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	620	73	927
Exchange differences on translation of foreign operations	(1,900)	307	(1,087)
Net gains (losses) on cash flow hedges	(7)	29	123
Net gains (losses) on available-for-sale financial assets	(66)	36	(3)
Loss on revaluation of fixed assets in joint venture	-	-	(6)
Exercise of capital reserves of company previously accounted for using the equity method	452	-	-
	(901)	445	(46)

*)	For further details regarding other comprehensive income (loss) and related tax impact, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares		Treasury shares	Total	Non-controlling interests	Total equity
	NIS In millions
Balance as of January 1, 2015	232		4,411	4,915		(1,641)	127	-	*)	(21)	8,023	17,847	25,870
Net income	-		-	620		-	-	-		-	620	1,686	2,306
Other comprehensive income	-		-	-		(1,462)	(59)	-		-	(1,521)	(1,952)	(3,473)
Total comprehensive income	-		-	620		(1,462)	(59)	-		-	(901)	(266)	(1,167)

Issue of shares net of issuance expenses	17		569	-		-	-	-		-	586	-	586
Exercise of share options	-	*)	3	-		-	(3)	-		-	- *)	-	- *)
Repayment of loans to purchase shares	-		-	-	*)	-	-	-	*)	-	- *)	-	- *)
Cost of share-based payment	-		-	-		-	3	-		-	3	46	49
Dividend paid (Note 27h)	-		-	(328)		-	-	-		-	(328)	-	(328)
Non controlling interest in initially consolidated subsidiaries	-		-	-		-	-	-		-	-	4,250	4,250
Charging the non-controlling interests' share in equity deficit of subsidiary to equity holders of the Company	-		-	-		-	(76)	-		-	(76)	76	-
Capital issuance to non-controlling interests	-		-	-		-	85	-		-	85	2,366	2,451
Sale of shares to non-controlling interests	-		-	-		-	108	-		-	108	453	561
Acquisition of non-controlling interests	-		-	-		-	12	-		-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-		-	-		-	-	-		-	-	(2)	(2)
Dividend to non-controlling interests	-		-	-		-	-	-		-	-	(1,078)	(1,078)
Balance as of December 31, 2015	249		4,983	5,207		(3,103)	197	-	*)	(21)	7,512	23,483	30,995

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares		Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2014	229		4,288	5,160		(2,000)	146	-	*)	(21)	7,802	14,551	22,353
Net income	-		-	73		-	-	-		-	73	1,010	1,083
Other comprehensive income	-		-	-		307	65	-		-	372	858	1,230
Total comprehensive income	-		-	73		307	65	-		-	445	1,868	2,313

Issue of shares net of issuance expenses	3		113	-		-	-	-		-	116	-	116
Exercise of share options into Company's shares	-	*)	10	-		-	(10)	-		-	- *)	-	- *)
Revaluation of loans to purchase shares	-		-	-	*)	-	-	-	*)	-	-	-	-
Cost of share-based payment	-		-	-		-	9	-		-	9	40	49
Dividend paid	-		-	(318)		-	-	-		-	(318)	-	(318)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-		-	-		-	(79)	-		-	(79)	79	-
Capital issuance to non-controlling interests	-		-	-		58	(7)	-		-	51	2,378	2,429
Acquisition of non-controlling interests	-		-	-		(6)	3	-		-	(3)	(322)	(325)
Dividend to non-controlling interests	-		-	-		-	-	-		-	-	(747)	(747)
Balance as of December 31, 2014	232		4,411	4,915		(1,641)	127	-	*)	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings		Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares		Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2013	219	3,805	4,531		(913)	60	-	*)	(21)	7,681	14,616	22,297
Net income	-	-	927		-	-	-		-	927	1,258	2,185
Other comprehensive income (loss)	-	-	-		(1,087)	114	-		-	(973)	(1,241)	(2,214)
Total comprehensive income (loss)	-	-	927		(1,087)	114	-		-	(46)	17	(29)
Issue of shares net of issuance expenses	10	479	-		-	-	-		-	489	-	489
Exercise of share options into Company's shares	-	4	-		-	(4)	-		-	- *)	-	- *)
Revaluation of loans to purchase shares	-	-	-	*)	-	-	-	*)	-	-	-	-
Repayment of loans to purchase shares	-	-	-		-	-	-	*)	-	- *)	-	- *)
Cost of share-based payment	-	-	-		-	10	-		-	10	21	31
Dividend paid	-	-	(298)		-	-	-		-	(298)	-	(298)
Capital issuance to non-controlling interests	-	-	-		-	(30)	-		-	(30)	626	596
Acquisition of non-controlling interests	-	-	-		-	(4)	-		-	(4)	(33)	(37)
Conversion and re-purchase of convertible debentures in subsidiary	-	-	-		-	-	-		-	-	(8)	(8)
Dividend to non-controlling interests	-	-	-		-	-	-		-	-	(688)	(688)
Balance as of December 31, 2013	229	4,288	5,160		(2,000)	146	-	*)	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended
	December 31,
	2015	2014	2013
	NIS in millions

Cash flows from operating activities:
Net income	2,306	1,083	2,185
Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	991	1,958	1,636
Company’s share in earnings of equity-accounted investees, net	(242)	(12)	(149)
Fair value gain from investment property and investment property under development, net	(711)	(1,053)	(962)
Depreciation and amortization (including goodwill impairment)	89	32	34
Taxes on income	183	405	265
Impairment loss of other assets	20	15	2
Capital loss, net	106	65	53
Change in employee benefit liability	1	-	-
Loss from decrease in holding interest and disposal of investees, net (Note 9c2)	1,531	1	11
Gain from bargain purchase (Note 9c2)	(1,065)	(47)	(198)
Cost of share-based payments	45	45	41
	948	1,409	733
Changes in assets and liabilities items:
Decrease (Increase) in trade receivables and other accounts receivable	57	151	(138)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	29	37	(13)
Decrease in trade and other accounts payable	(55)	(148)	(54)
Increase in tenants’ security deposits, net	1	14	8
	32	54	(197)
Net cash provided by operating activities before interest, dividend and taxes	3,286	2,546	2,721
Cash received and paid during the year for:
Interest paid	(1,830)	(1,892)	(1,843)
Interest received	43	193	218
Dividend received	70	233	155
Taxes paid	(55)	(56)	(69)
Tax refund received	-	2	7
	(1,772)	(1,520)	(1,532)
Net cash provided by operating activities	1,514	1,026	1,189

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended
	December 31,
	2015	2014	2013
	NIS in million

Cash flows from investing activities:
Initial consolidation of investment previously accounted for using equity method (a)	1,145	-	-
Acquisition of initially consolidated subsidiary (b)	(2,233)	-	-
Investment return and proceeds from sale of investees	185	33	54
Investment in and loans to investees	(1,193)	(313)	(1,275)
Acquisition, construction and development of investment property	(3,338)	(3,273)	(2,994)
Investments in fixed assets	(15)	(23)	(50)
Proceeds from sale of investment property net of tax paid	1,164	2,651	2,136
Proceeds from sale of fixed assets	- *)	3	38
Grant of long-term loans	(61)	(56)	(181)
Collection of long-term loans	97	226	329
Short-term investments, net	(19)	(9)	(30)
Investment in financial assets	(529)	(274)	(345)
Proceeds from sale of financial assets and deposits' withdrawal	360	267	110
Net cash used in investing activities	(4,437)	(768)	(2,208)

Cash flows from financing activities:

Issue of shares net of issue expenses	586	118	489
Repayment of loans granted for purchase of Company’s shares	- *)	-	- *)
Exercise of share options into Company’s shares	- *)	- *)	- *)
Capital issuance to non-controlling interests, net	2,284	2,365	536
Acquisition of non-controlling interests	(197)	(325)	(102)
Sale of shares to non-controlling interests net of tax paid	482	-	-
Dividend paid to equity holders of the Company	(328)	(318)	(298)
Dividend paid to non-controlling interests	(1,087)	(739)	(698)
Receipt of long-term loans	3,224	1,608	1,429
Repayment of long-term loans	(4,251)	(6,253)	(4,820)
Receipt (Repayment) of long-term credit facilities from banks, net	482	(261)	(1,084)
Short-term credit from banks and others, net	428	377	(83)
Repayment and early redemption of debentures and convertible debentures	(2,582)	(1,284)	(1,366)
Issue of debentures and convertible debentures	5,624	3,768	6,033
Unwinding of hedging transactions	-	243	392
Net cash provided by (used in) financing activities	4,665	(701)	428
Exchange differences on balances of cash and cash equivalents	(267)	75	(74)
Increase (decrease) in cash and cash equivalents	1,475	(368)	(665)
Cash and cash equivalents at the beginning of the year	650	1,018	1,683
Cash and cash equivalents at the end of the year	2,125	650	1,018

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

		Year ended
		December 31,
		2015	2014	2013
		NIS in million
(a)	Initial consolidation of investment previously accounted for using the equity method (Note 9c2):
	Working capital (excluding cash and cash equivalents):
	Current assets	(245)	-	-
	Current liabilities	360	-	-
		115	-	-
	Non-current assets	(13,375)	-	-
	Non-current liabilities	6,345	-	-
	Non-controlling interests	4,111	-	-
	Realization of capital reserves	452	-	-
	Realization of investment accounted for using the equity method	3,963	-	-
	Loss on revaluation of previous investment	(1,531)	-	-
	Gain from bargain purchase	1,065	-	-
	Increase in cash and cash equivalents	1,145	-	-

(b)	Acquisition of initially consolidated subsidiaries (Note 9f7):
	Working capital (excluding cash and cash equivalents):
	Current assets, net	(34)	-	-
	Non-current assets	(6,294)	-	-
	Non-current liabilities	4,758	-	-
	Non-controlling interests in initially consolidated subsidiary	139	-	-
	Goodwill generated in the acquisition	(802)	-	-
	Increase in cash and cash equivalents	(2,233)	-	-

(c)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee:	167	-	-
	Conversion of early redemption and interest payment of convertible debentures for subsidiary’s shares	175	66	67
	Dividend payable to non-controlling interests	76	85	77

(d)	Additional information:
	Tax paid included under investing and financing activities	142	96	-

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its public and private investees ("the Group"), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in over 20 countries throughout the world, focusing in growth urban markets. Furthermore, the group operates to explore and realize business opportunities by acquiring shopping centers and/or companies within its core business (including with partners) both in regions where it currently operates and also in new regions. Until January 2016, the Group operated in the development and construction sector primarily of residential projects in Israel and in Central-Eastern Europe (refer to Note 9g).

For details regarding business combinations during the reported year for which the Financial Statements of ATR and Sektor were initially consolidated, refer to Notes 9c2 and 9f7.

The Company's securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker "GZT".

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. ("Norstar") directly and through its wholly-owned subsidiary (collectively, "Norstar Group").

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company's financial reports according its share in the arrangement's assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company's account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

Interested parties and Controlling Shareholders	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24 (Revised).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

EQY	-	Equity Once Inc., consolidated entity. (Note 9d)

FCR	-	First Capital Reality Inc., consolidated entity. (Note 9e)

CTY	-	Citycon Oyj, consolidated entity. (Note 9f)

ATR	-	Atrium European Real Estate Limited, consolidated entity. (Note 9c)

The reporting date	-	December 31, 2015.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the "function of expense" method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statement), 2010.

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, except as described below:

Changes in accounting policy due to initial application of new standards

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment was implanted prospectively from January 1, 2015. The amendment had no material effect on the company’s financial statements.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group's consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Main Considerations	Reference/Possible Effect
Existence of effective control

•      Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

•      Degree to which the other holdings are diversified

•      Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method and relevant measurement impact– refer to Note 2c and Note 9d, e and f
Classification of Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t
Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including goodwill and deferred taxes – refer to Note 2o
Reliable measurement of the fair value of investment property under development

•      Location of the property under development in a developed and liquid market

•      Existence of a reliable estimate of the construction costs

•      Availability of relevant regulatory consent for the utilization of the land rights, and applicable zoning, city plan and building permits exist

•      The lease up of a major percentage of the leasable areas

Measurement of investment property under construction at cost or at fair value – refer to Note 13
Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2z

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Key estimates and assumptions

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 12 and Note 13
Impairment of goodwill	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments of group of cash-generation units to which the goodwill is allocated	Determination whether to record an impairment - refer to Note 2u2 and Note 15
Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition - refer to Note 9c and Note 34
Recording of deferred tax assets and provision for income taxes.	Expectation of current and future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25p
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 37b
Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28
Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition and costs recognized, refer to Note 2z
Provision for legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

Recognition of provision for legal claims based on the estimation of chances to be accepted, refer to note 26d

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

Below is the aspects considered by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).
2.	Wide diversity of public holdings of the remaining shares conferring voting rights and the absence of other single entity beside the Group that holds a significant portion of the investee's shares.
3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.
4.	The ability to establish policies and guide operations by appointing the investee's senior management (CEO, Chairman of the Board).
5.	The non-controlling interests have no participating rights or other preferential rights, excluding standard protective rights.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 43.4% in CTY at the reporting date, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY's shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with other shareholders refer to Note 26a3.

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest and voting rights of 38.4% in EQY at the reporting date (35.1% on a fully diluted basis), wide diversity of public holdings of the remaining shares, restriction under EQY's charter on any other shareholder from holding above 10% interest in EQY, the Group has ownership of a high voting power of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and the senior management of EQY. Furthermore, according to EQY’s charter, a majority of at least 2/3 of the shareholders is required in order to assemble an extraordinary general meeting of the shareholders for the appointment of directors. Since the company holds more than 1/3 of the voting rights, without the Company’s consent the possibility of replacing the existing directors is limited to the annual general meeting.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of 42.2% in FCR at the reporting date (39.4% on a fully diluted basis), wide diversity of public holdings of the remaining shares, the Group has ownership of a high voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of FCR. In accordance with securities laws in Canada any shareholder holding more than 20% of the Company's share capital may acquire in the stock exchange during a calendar year up to additional 5%, as for excess purchase a submission of general tender offer is required. It is clarified that this restriction does not apply in cases of share offerings by FCR and in off-market acquisitions. In addition, the Group has a voting agreement with other shareholders, see Note 26a. Subsequent to the reporting date, the Company acts for termination of the aforementioned shareholders agreement and examines its implications, if any, on the consolidated Financial Statements for the periods after the cancellation.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests. Losses are attributed to non-controlling interests even if the non-controlling interests balance reported in the consolidated statement of financial position is negative.

In cases where the Company provides loans and/or guarantees for a subsidiary’s debts in excess of its percentage interest therein, the Company recognizes its equity in the comprehensive income/loss of the subsidiary in accordance with the percentage interest in the subsidiary. This notwithstanding, in the Statement of Changes in Equity, the Company makes a “reattribution” of the losses generated, so that the non-controlling interests are not presented at an amount that is less than the amount of financing to which they have committed.

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee's functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

Upon disposal of a foreign operation that leads to loss of control of a subsidiary, or in disposal of foreign operation accounted for equity method, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement. In addition, on partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests.

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments’ activity is three years. The operating cycle of the investment property and of the construction works activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to these activities are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment and do not meet the definition of cash equivalents. Deposits are presented in accordance with their terms of deposit.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group Companies' managements, is doubtful. Furthermore, with respect to trade receivables for which no specific allowance was recognized, subject to materiality, an additional impairment is recognized estimated on a group base according to credit risks characteristics. Impaired trade receivables are derecognized when they are assessed as uncollectible.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

Inventory under construction is measure on cost basis. The cost includes borrowing costs that apply to financing the project until its completion, planning and designing costs, indirect construction cost that were allocated and other related costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value and a corresponding liability is recognized for construction services.

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

When the amounts received for a particular project exceed total costs incurred with the addition of the total profits recognized and net or the total losses recognized, the net amounts received will be presented as a liability for customer advances.

k.	Financial instruments

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments.

These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity ("the investments") are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables recognized based on their terms, normally at face value. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under "Decrease in value of financial investments", or under "loss from sale of marketable securities", as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

4.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right to offset needs to be legally enforceable not just during the normal course of business but also in the event of bankruptcy or insolvency of one the parties. In order for the right to offset to be currently available, it cannot be contingent on a future event, nor can there be periods during which it will not apply or events that will cause its expiration.

5.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term credit is disclosed according to it terms, usually in its nominal value.

6.	Compound financial instruments

Convertible debentures that were issued in the issuing company's functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

7.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

8.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

9.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

10.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or
•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes, inter alia, a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income to profit or loss. In subsequent periods, reversal of impairment loss is recognized as other comprehensive income.

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest ("swap"), currency forward contracts and Interest Rate Swaps ("IRS") to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

At the inception of certain hedge transactions, the Group formally designated the hedge relationship in order to apply hedge accounting. The hedge effectiveness is assessed regularly at each reporting period. Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecasted transaction or firm commitment is no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received or paid are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of interest rate swap (IRS) the cash flows received or paid are classified in the statement of cash flow under operating activity.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

n.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability, that market participants act in their economic best interest.

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37b.

Fair value measurement of a non-financial asset takes into account the ability of a market participant to generate economic benefits through making the highest and best use of the asset or by selling it to another market participant who will make the highest and best use of it.

The Group uses valuation techniques appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

Level 1: Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2: Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3: Data not based on observable market information (valuation techniques not involving use of observable market data).

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 37b and c.

o.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree's net identifiable assets. The Direct acquisition costs are recognized immediately as an expense in profit or loss.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and are included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

p.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group's share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa. The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or Joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group's share in the net fair value of the associates or joint ventures' net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

q.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, borrowing costs used to finance construction, direct incremental planning and development costs and leasing costs.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group's managements that have extensive professional knowledge and deeply familiar with the type of assets and markets in which the Group operates. For further details refer to Notes 12 and 13.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

r.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%

Buildings	2
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, software, office furniture and office equipment	6-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

s.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management's assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

t.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Operating leases - the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases - the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life or the lease period.

Operating leases - the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property - as part of the fair value adjustments).

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized and replaced with a financial asset, "Receivables with respect to finance lease", at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

u.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that impairment has occurred.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 15.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group examines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

v.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

w.	Taxes on income

The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT's policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group's interests in the REIT (further details are provided in Note 25b).

In situations where the Group holds single asset entities and where the manner in which the Group expects to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, the Group recognizes deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the outside temporary differences arising from the gap between the tax basis of the shares of the single asset entity and the share of the Group that holds the net assets of the single asset entity in the consolidated financial statements.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group's policy not to initiate dividend distributions that trigger additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

x.	Share-based payment transactions

The Group's employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments ("equity-settled transactions") and certain employees and officers are entitled to cash-settled benefits based on the increase in the Group companies’ share price ("cash-settled transactions").

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the "vesting period"), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

In cases where the Company performs modification of equity instruments granted ("modification"), which increases the aggregate fair value of the granted compensation or benefits the grantee, an additional expense in recognized incremental to the original expense, according to the fair value measured immediately before and after the modification ("incremental expense"). If the modification occurs during the vesting period, the incremental expense is recognized over the remainder of the vesting period, whereas if the modification occurs after the vesting date, the incremental expense is recognized immediately, or over the additional vesting period if applicable.

Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

y.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full within 12 month after the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable and subject to materiality, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

z.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line basis over the lease term as a reduction of revenues.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment. As for the land, the criteria are usually met once the possession in the land is transferred.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group's ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs. If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable ("zero profit margin" presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

aa.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Levies imposed on the Company by government entities through legislation, are accounted for pursuant to IFRIC 21 according to which the liability for the levy is recognized only when the activity that triggers payment occurs.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents financing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

ee.	Disclosure of new IFRS's in the period prior to their adoption

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2018 or thereafter. Earlier application is permitted.

The Company is evaluating the potential effect of the adoption of IFRS 15 but at this stage is unable to assess their effect, if any, on the financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments (herein after-“The Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

•	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value.

With regard to derecognition and financial liabilities, the Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

The Standard is effective for periods beginning on or after January 1, 2018, with early adoption permitted. The Company is studying the potential effects of the Standard, but is unable, at this stage, to assess its effect, if any, on the financial statements.

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, "Leases", ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

According to the new Standard:

•	In respect of all leases, lessees are required to recognize an asset against a liability in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

•	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. Interest expenses and depreciation expenses will be recognized separately.

•	Variable lease payments that are not CPI or interest dependent based on performance or use (such as percentage of turnover) will be recognized as expenditure by the lessees or as income by the lessors as incurred.

•	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

•	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

•	Lessors' accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is simultaneously applied.

The new Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required.

The Company is studying the possible effect of the new Standard. At this stage, the Company is unable to quantify the impact on the financial statements.

NOTE 2A:-	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the "Concentration Law") was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. In the Company’s opinion the impact of the Concentration Law on the financial statements as of December 31, 2015 is not material.

In addition, due to the sale of the shares of U. Dori Group Ltd., the Group meets of the Concentration Law requirements with respect to interest held in the form of a pyramid structure.

NOTE 3:-	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2015	2014
	NIS in millions
Cash in banks and on hand	837	543
Cash equivalents - short-term deposits	1,288	107
	2,125	650

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 1.12%).

c.	Deposits earn annual interest at the rate of up to 0.3%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a:-	SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2015	2014
	NIS in millions
Loans:
Current maturities of long-term loans	1	1
Loans (1)	61	156
	62	157
Deposits:
Restricted cash in banks (2)	88	151
Bank deposits (3)	30	17
Purchase contract deposits and others (4)	23	43
	141	211
	203	368

(1)	Loans granted by FCR, secured by properties, bear an average annual interest rate of 6.1% and payable in 2016.
(2)	Restricted cash in banks that is pledged with respect to residential projects, at an amount of NIS 88 million, and bear an annual interest rate of up to 0.03%.
(3)	Includes bank deposits that bear a negligible annual interest rate based on the respective term of the deposits.
(4)	Includes NIS 14 million purchase contract deposits which bear no interest and NIS 9 million restricted cash which bear an annual interest rate of up to 0.32%.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2015	2014
Fair value through profit or loss securities	NIS in millions

Shares	26	103
Debentures	8	9
	34	112
Securities available for sale (Note 11)	4	187
	38	299

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: -	TRADE RECEIVABLES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Open accounts, net (see d and e below)	224	182
Checks receivable	11	10
Receivables for construction contracts (1)	232	344
Total	467	536
(1) Receivables for construction contracts
Costs incurred plus recognized profits	4,559	4,547
Less - progress billings	4,327	4,203
	232	344
Presented in:
Long term receivables (refer to Note 10)	105	71
Total	337	415

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2015 and 2014, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts.

e.	Movement in allowance for doubtful accounts:

	December 31
	2015	2014
	NIS in millions
At the beginning of the year	48	46
Provision during charge for the year	31	17
Repayment during the year	(4)	-
Write-down of accounts	(22)	(14)
Initially consolidated companies	64	-
Translation differences	(6)	(1)
At the end of the year	111	48

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2015	2014
	NIS in millions
Government institutions	50	104
Prepaid expenses	124	96
Receivables from sale of real estate	80	6
Finance lease receivable	5	5
Interest receivable from joint ventures	32	30
Advances to suppliers	6	6
Co-owners in investees	23	10
Others	43	46
	363	303

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7: -	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31
	2015	2014	2015	2014
	NIS in millions
Apartments under construction in Israel and Slovakia	522	577	326	304
Apartments under construction in Canada	-	13	-	-
Total	522	590	326	304

*)	As of the reporting date, NIS 3 million represents completed apartments (in 2014- NIS 11 million) and NIS 141 million combination land cost component (2014-NIS 142 million).

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31
	2015	2014	2015	2014
	NIS in millions
Within 12 months	374	387	269	275
More than 12 months	148	203	57	29
	522	590	326	304

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: -	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

c.	Write-down of inventory:

Inventory write-down totaled to NIS 14 million in 2015 (in 2014- NIS 37 million).

d.	Details on sale contracts signed by the Group (100%)

During 2015, the Group signed 97 sale contracts (98 sale contracts during 2014), with total consideration estimated at NIS 201 million (NIS 192 million during 2014).

In addition, until December 31, 2015, the Group signed 467 sale contracts on a cumulative basis, with total consideration estimated at NIS 823 million.

e.	As for charges, refer to Note 29.

NOTE 8: -	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2015	2014
	NIS in millions
Investment property *)	798	948
Land	25	98
Others	3	-
	826	1,046

*)	Balance of assets held for sale is mainly comprised of non-core income producing properties in ATR and FCR.

b.	Liabilities attributed to held for sale assets as of the reporting date primarily consist of deferred taxes.

NOTE 9: -	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments)

	December 31
	2015	2014
	NIS in millions
Joint venture - ATR (see section c)	-	4,079
Other Joint ventures (1)	2,000	1,153
Associates	116	103
	2,116	5,335
Loans (2)	880	878
	2,996	6,213

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

(1)	Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 719 in Czech Republic, NIS 255 million in Sweden (2014- NIS 195 million), NIS 451 million in Canada (2014- NIS 465 million), NIS 237 million in the United States (2014- NIS 216 million). In addition, includes Dori Group investment in Ronson Europe N.V of NIS 182 million (2014- NIS 195 million), and in U. Dori Energy infrastructure Ltd. of NIS 71 million (2014- NIS 64 million).

(2)	Includes a loan of NIS 79 million linked to the Israeli CPI which bears interest rate of 8.5% and unlinked loan of NIS 57 million which bears interest rate of 3.05%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 167 million (NIS 709 million) of which € 113 million bears a fixed annual interest rate of 6% and mature on January 2023 and the remainder loans which bear a variable annual interest rate of 1.3%, were designated for a development project.

b.	Group's share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2015	2014	2013
	NIS in millions
Net income (loss) - ATR (see section c)	(8)	(98)	127
Net income of other Joint Ventures	226	101	21
Other comprehensive income (loss)	22	(38)	(26)
Comprehensive income (loss)	240	(35)	122

The above includes ATR data until its initial consolidation, as in section c2 below.

Associates

	Year ended December 31
	2015	2014	2013
	NIS in millions
Net income	24	9	1
Other comprehensive income	-	4	1
Comprehensive income	24	13	2

Additional information regarding investees:

c.	Investment in ATR (a subsidiary)

1.	As of December 31, 2015, the Company owns 54.9% interest in ATR's share capital and voting rights (54.5% on a fully diluted basis). ATR's shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2015, the market price of ATR share was € 3.57 and ATR has approximately 376.2 million shares outstanding.

As of January 2015, the Company measured its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders' agreement with CPI European Fund ("CPI"), a member of Apollo Global Real Estate Management L.P.

Carrying amount and market value of the investment in ATR:

	December 31, 2015		December 31, 2014
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,555	3,134	4,079	2,988

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

2.	Purchase of ATR’s shares and initial consolidation of ATR

On January 22, 2015 (“acquisition date”) the Company acquired approximately 52.1 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from an entity that is part of the founders’ group of the consortium managed by CPI at a price of € 4.4 per share, for a total consideration of approximately € 229.1 million (NIS 1.05 billion) in an off-market transaction (“the acquisition”) and the agreement for joint control was terminated. As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR, and commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements.

As a result of the acquisition the Company recognized in the reported year a net loss from gaining control of approximately NIS 14 million, comprise of revaluation of previous investment in ATR at an amount of NIS 1,079 million (according to ATR share price at the acquisition date) net of gain from bargain purchase of ATR's shares at an amount of NIS 1,065 million, that was reported in other expense line item, at net amount.

In addition, the Company reclassified capital reserves (mainly translation reserve of foreign operation) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss before tax, at an amount of NIS 452 million to profit or loss. The net non cash impact on profit or loss was a loss of NIS 466 million. Total decrease in equity attributed to Company’s shareholders is NIS 14 million.

The Company engaged with an external appraiser for purchase price allocation of the identifiable net assets of ATR as of the acquisition date. Below is the fair value of the identifiable assets and liabilities of ATR as of the acquisition date:

Fair Value
NIS in million

Cash and Cash equivalents	2,194
Assets classified as held for sale	60
Other current assets	185
Investment property	11,534
Investment property under development and land	1,671
Other non-current assets	141

15,785

Current liabilities	360
Deferred tax liability (2)	925
Loans and debentures	5,060
Other non- current liabilities	360

6,705

Net assets (3)	9,080
Adjustments to ATR’s equity (4)	29
Net assets as of acquisition date	9,109
Net of gain from bargain purchase	1,065

Total acquisition cost (1)	8,044

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

(1)	Total acquisition cost was € 229.1 million (NIS 1.05 billion) in cash, the fair value of the previous investment in ATR at an amount of € 630.2 million (NIS 2.88 billion) and the non-controlling interests, refer to section 3 below.

(2)	Includes fair value acquisition-adjustment of € 81 million (NIS 371 million) which represents the difference between the fair value and the tax base of investment properties for which ATR did not provide for deferred taxes according to IAS 12 provisions for providing deferred taxes in transactions that were not defined as business combination in ATR, but are included as business combination from the Group point of view.

(3)	Includes non-controlling interests as of the acquisition date at an amount of NIS 4,111 million. The Company chose to measure the non-controlling interests according to their share in fair value of net identified assets at an amount of NIS 4,084 million, and in addition NIS 27 million were allocated to non- controlling interests due to fair value of share-based payment transactions in ATR.

(4)	Adjustments to ATR's equity from January 1, 2015 until the acquisition date.

ATR’s rental income that was consolidated in the Company’s financial statements for the year ended in December 31, 2015 totaled NIS 1,192 million. The Company’s share in ATR’s net income for the aforementioned period as included in the financial statements totaled NIS 137 million (assuming the business combination occurred on January 1, 2015 the Company’s share in ATR’s net income was not significantly different from the above).

3.	Summarized financial information of ATR (100%)-

Summarized statement of financial position –

	December 31
	2015	2014
	NIS in millions
Current assets	1,564	2,517
Non-current assets *)	12,363	13,768
Current liabilities	(507)	(550)
Non-current liabilities *)	(4,971)	(5,783)
Net assets	8,449	9,952

Allocted to:
Equity holders of the Company	4,555	4,079
Non- controlling interests	3,894
	8,449

*) Including acquisition-adjustments	177	19

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	1,192	1,372	1,345
Finance expenses, net *)	175	133	206
Income tax expenses (income) *)	(313)	99	71
Net income (loss) *)	314	(256)	365
Other comprehensive loss	43	(57)	(34)
Total comprehensive income (loss)	357	(313)	331

Allocted to:
Equity holders of the Company	178
Non- controlling interests	179
	357

Dividends received from ATR	239	171	139
Dividends paid to Non- controlling interests	196	-	-
*) Includes acquisition- adjustments amortization	213	(18)	(1)

Summarized statements of cash flows -

December 31
2015
NIS in millions
Cash flows from operating activities	472
Cash flows from investing activities	(583)
Cash flows from financing activities	(729)
Exchange differences on balances of cash and cash equivalent	(5)
Increase (decrease) in cash and cash equivalents	(845)

4.	The outstanding share options of ATR as of December 31, 2015

Series	Average exercise price per share	Expiration date	Number of options (in thousands)
Options to employees and officers in ATR (2009 and 2013 plans)	€3.84	2016-2023	4,066

*)	As of December 31, 2015, 3,337 thousand share options are fully vested; These options includes share options granted to the Chairman of the Board who also serves as ATR’s Chairman of the Board and to the Company’s CEO that serves as a Vice Chairman of the board of ATR.

5.	As for lawsuits filed against ATR, refer to Note 26d.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2015, the Company owns a 38.4% interest in EQY's share capital and voting rights (35.1% on a fully diluted basis including the convertible units granted to LIH, see 8 below). EQY's shares are listed for trading on the New York Stock Exchange. As of December 31, 2015 the market price of EQY's share was U.S.$ 27.15 and EQY has approximately 129.1 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

Carrying amount and market value of the investment in EQY:

	December 31, 2015		December 31, 2014
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,617	5,258	4,282	5,312

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position –

	December 31
	2015	2014
	NIS in millions
Current assets	191	249
Non-current assets *)	18,497	16,459
Current liabilities	(796)	(746)
Non-current liabilities *)	(4,968)	(4,998)
Net assets	12,924	10,964
Allocated to:
Equity holders of the Company	4,617	4,282
Non-controlling interests	8,307	6,682
	12,924	10,964

*)      Includes goodwill and adjustment for deferred tax liability (refer to Note 15).

Summarized statements of comprehensive income –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	1,341	1,188	1,210
Net income *)	1,495	1,005	1,075
Other comprehensive income (loss)	(4)	(13)	37
Total comprehensive income	1,491	992	1,112
Allocated to:
Equity holders of the Company	478	588	505
Non-controlling interest	1,013	404	607
	1,491	992	1,112
Dividends paid to non-controlling interests	292	254	246

*)      Includes adjustments for deferred tax expenses, see Note 25b.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flows statements –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities	668	539	484
Cash flows from investing activities	(724)	72	440
Cash flows from financing activities	33	(604)	(930)
Increase (decrease) in cash and cash equivalents	(23)	7	(6)

3.	Share options of EQY outstanding as of December 31, 2015

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands
Options to employees and officers *)	$20.72	2016-2024	651

*)      Includes 150 thousand options that are unvested.

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (Units) (including to the Chairman of the Board and the Executive Vice Chairman of the Board as part of their service on the Board of EQY, see Note 38c). As of the reporting date, the share capital of EQY includes 410 thousand Units that are unvested. These Units bear voting rights and are entitled to receive dividends.

5.	In March 2015, EQY completed a public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for a total net consideration of U.S.$ 105.1 million (NIS 418 million). EQY has granted to the Offering's underwriters an option, to acquire from it at the Offering price, up to an additional 585 thousand shares. This option was valid for a period of 30 days from the date of closing the offering and expired unexercised.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 600 thousands shares in consideration for U.S.$ 16.2 million (NIS 64 million). As a result of the public offering and the private placement, the Company's interest in EQY decreased from 43.3% to 42.2%, and the Company recognized an equity increase in an amount of NIS 54 million, which was recognized in other reserves.

6.	On November, 2015, EQY announced that it had adopted an ongoing capital issuance plan, within the framework of which a public offering would be made of 8.5 million ordinary shares (which will constitute, after the offering, 6.16% of EQY’s share capital). Moreover, on the same date, a wholly-owned subsidiary of the Company entered into an agreement with EQY granting the Company an option to acquire, in a private offering, up to 20% of the quantity of shares to be sold by EQY within the framework of the plan in any calendar quarter and, in any event, up to a quantity of 1,294 thousand EQY shares (constituting 15% of the total scope of the plan). As of the date of the approval of the financial statements the Company didn’t acquired any shares within the plan framework.

7.	In December 2015, the Company sold approximately 4.83 million EQY shares for total consideration of 124.7 million (NIS 486 million), according to a prospectus published by EQY in the United States, backed by underwriting (including an option granted by the Company to the underwriters to purchase 630 thousand shares which was fully exercised). Following the sale, the Company's interest in EQY decreased from 42.2% to 38.4% and the Company recognized an equity increase in an amount of NIS 108 million which was recognized in other reserves.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

8.	In 2011 EQY acquired C&C US No. 1 Inc. ("CapCo") through a joint venture (the "Joint Venture") with Liberty International Holdings Limited ("LIH"). Under the agreement provision, LIH contributed all of CapCo's outstanding share capital to the Joint Venture in return, inter alia, for the allocation of 11.4 million units in the Joint Venture ("Units"), granted LIH, a 22% interest in the Joint Venture, which could be converted by LIH into 11.4 million shares of EQY's common stock (subject to certain adjustments) or into cash, at EQY's sole discretion. The Units did not confer voting rights in EQY but did participate in dividend distributions. For details regarding the sale of EQY's shares by LIH to the public after the reporting date, refer to Note 40a.

e.	Investment in FCR (a subsidiary)

1.	As of December 31, 2015, the Company owns 42.2% interest in FCR's share capital and voting rights (39.4% on a fully diluted basis). FCR's shares are listed for trading on the Toronto Stock Exchange (TSX). As of December 31, 2015 the market price of FCR's share was C$ 18.35 and FCR has approximately 225.5 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR's potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

Carrying amount and market value of the investment in FCR:

	December 31, 2015		December 31, 2014
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,320	4,913	5,121	5,962

2.	Summarized financial information of FCR

Summarized statements of financial position –

	December 31
	2015	2014
	NIS in millions
Current assets	474	1,173
Non-current assets *)	22,856	25,427
Current liabilities	(1,260)	(1,659)
Non-current liabilities	(11,714)	(13,154)
Net assets	10,356	11,787
Allocated to:
Equity holders of the company	4,320	5,121
Non-controlling interests	6,036	6,666
	10,356	11,787

*)    Includes goodwill, refer to Note 15

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	2,001	2,103	2,319
Net income	629	642	756
Other comprehensive income (loss)	(24)	(28)	13
Total comprehensive income	605	614	769
Allocated to:
Equity holders of the Company	258	272	349
Non-controlling interests	347	342	420
	605	614	769
Dividends paid to non-controlling interests	328	325	335

Summarized statements of cash flows –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities	745	865	728
Cash flows from investing activities	(1,043)	(1,037)	(1,188)
Cash flows from financing activities	194	213	253
Increase (decrease) in cash and cash equivalents	(104)	41	(207)

3.	FCR's share options outstanding as of December 31, 2015

Series	Average exercise price per share		Expiration date	Number of exercisable shares in thousands
Share options to employees and officers in FCR *)	C$	17.55	2016-2025	4,220

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board of the Company as part of his service on the board of FCR (see Notes 38c). These options are exercisable to 2,068 thousand shares.

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors ("units"), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date 601 thousand units are available to be granted (regarding units that were granted to the Company’s Chairman of the Board and the Executive Vice Chairman of the Board as part of their service on the Board of FCR, see Notes 38c). As of the reporting date, 723 thousand share units that were granted are unvested.

5.	In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for total consideration of C$ 75.2 million (NIS 234 million). In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 35 million). As a result of the offering, the Company’s interest in FCR decreased from 43.8% to 43.0%, and the Company recognized an equity increase in an amount of NIS 19 million, which was recognized in capital reserves.

6.	For details regarding the sale of 6.5 million FCR's shares after the reporting date, refer to note 40b.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2015, the Company owns 43.4% interest in CTY's share capital and voting rights (42.8% on a fully diluted basis). CTY's shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2015 the market price of CTY share was € 2.40 and CTY has 890.0 million shares outstanding.

The Company consolidates CTY in its financial statements, although its potential ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

Carrying amount and market value of the investment in CTY:

	December 31, 2015		December 31, 2014
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,133	3,934	3,338	3,098

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position –

	December 31
	2015	2014
	NIS in millions
Current assets	385	340
Non-current assets *)	19,428	14,015
Current liabilities	(1,116)	(727)
Non-current liabilities	(9,156)	(5,815)
Net assets	9,541	7,813
Allocated to:
Equity holders of the company	4,133	3,338
Non-controlling interests	5,408	4,475
	9,541	7,813

*) Includes goodwill, refer to Note 15.

Summarized statements of comprehensive income -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	1,272	1,165	1,193
Net income	476	426	491
Other comprehensive income (loss)	(125)	28	162
Total comprehensive income	351	454	653
Allocated to:
Equity holders of the Company	148	196	322
Non-controlling interests	203	258	331
	351	454	653
Dividends paid to non-controlling interests	217	162	116

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flow statements –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities	479	313	272
Cash flows from investing activities	(2,588)	(482)	(808)
Cash flows from financing activities	2,043	157	477
Exchange differences on balances of cash and cash equivalents	19	(4)	(3)
Decrease in cash and cash equivalents	(47)	(16)	(62)

3.	The share options of CTY outstanding as of December 31, 2015

Series	Average exercise price per share*)	Expiration date	Number of exercisable shares in thousands*)
Options to plan employees and officers (2011 plan)	€2.47	2018	12,475

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, all of the share options are exercisable.

4.	In February 2015, CTY’s board of directors approved a performance share compensation plan, for 2015-2017, pursuant to which up to 3,814 thousand shares would be allotted to officers and employees. Through the reporting date, units had been allotted under the plan for 2015-2017 that are exercisable into up to 1,271 thousand shares and their exercise is contingent on the allottee’s employment continuing until at least the end of 2017 and on the attainment of a minimum return per share. The compensation will be paid to the allottees primarily in shares, but also partly in cash. In addition, on the same date, CTY’s board of directors approved a compensation plan based on restricted share units (RSUs), in a scope of up to 500 thousand RSUs, to officers and employees, over a vesting period of two or three years, and which will be paid primarily in shares, but also partly in cash. Through the reporting date, 90 thousand shares had been allotted under the plan.

5.	In July 2015 CTY completed a rights issuance to its shareholders of approximately 296.7 million shares at a price of € 2.05 per share, for a total consideration of € 604 million (NIS 2.5 billion). The Company purchased as part of the right issuance approximately 127.1 million of CTY’s shares in consideration for € 261 million (NIS 1.1 billion). There was no material change in the Company's interest in CTY nor in the Company’s shareholders’ equity due to the above mentioned rights issuance.

6.	During 2015, the Company purchased 4.8 million CTY shares in consideration for € 10.7 million (NIS 47.2 million) in the stock exchange. As a result of the purchase, the Company's interest in CTY increased from 42.8% to 43.4% and the Company recognized an equity increase at an amount of NIS 5 million that was recognized in capital reserves.

7.	Sektor’s acquisition by CTY and its initial consolidation

On July 14, 2015 ("acquisition date") CTY completed the acquisition of 100% of Sektor Gruppen (“Sektor”) share capital for a consideration amounting to € 1.5 billion (NIS 6.5 billion), comprising € 571 million (NIS 2.4 billion) in cash and the balance through the assumption and redemption of debt (the “acquisition”).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Sektor is a private company that focuses on the ownership, operation and development of supermarket-anchored shopping centers in Norway, where it is ranked the second largest operator in the sector. Sektor had a property portfolio comprising, as of the acquisition date, 20 properties (which are either wholly or mainly owned by Sektor), having a GLA of 400 thousand square meters, 4 properties in which Sektor holds a minority interest, 2 properties under leasehold and 8 properties under its management. Most of the properties (approximately 95%) are located in Norway’s three major economic centers (Oslo, Bergen and Stavanger). The total GLA of all the properties managed by Sektor amounts to 600 thousand square meters.

CTY financed the acquisition by means of a rights offering as well as by means of a bridge loan in an amount of € 222 million (NIS 0.9 billion) through a bank syndicate. Furthermore, the banks that have extended finance to Sektor have consented to continue extending finance totaling € 671 million (NIS 2.8 billion) even after the transaction was closed. For details regarding the issuance of debentures by CTY to replace Sektor’s existing indebtedness, refer to Note 20e. In December 2015, CTY closed the funding of the transaction by means of obtaining a secured loan in an amount of EUR 140 million, which replaced Sektor’s existing loans. CTY has entered into a currency-forward transaction, to hedge its currency exposure regarding its commitment for the acquisition’s closing payments, whose settlement was recognized as part of the acquisition cost, as detailed below.

The Company and CTY consolidate Sektor in their financial statements starting from July 1, 2015. CTY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of Sektor. The fair value of the identifiable assets and liabilities of Sektor at the acquisition date are as follows:

Fair value
NIS in millions

Cash and cash equivalents	146
Other current assets	34
Other non-current assets	291
Investment property	6,003

6,474

Deferred taxes	745
Other non-current liabilities	4,013
Non-controlling interests	139

4,897

Net assets	1,577
Goodwill (see Note 15)	802

Total acquisition cost (1)	2,379

(1)	Total acquisition cost includes consideration for all of the shares of Sektor amounting to € 519 million (NIS 2,161 million) as well as unwind of a currency-forward transaction amounting to € 52.2 million (NIS 217 million) which hedged the acquisition closing payments denominated in NOK.

Sektor’s rental income that was consolidated in the Company’s financial statements for the year ended in December 31, 2015 totaled € 61 million. (NIS 258 million). The Company’s share in Sektor’s net income for the aforementioned period as included in the financial statements totaled € 4 million (NIS 18 million). Assuming the business combination occurred on 1 January, 2015 the Company’s consolidated rental income in the reporting period would have totaled NIS 6,412 million.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Due to the transaction (including the rights offering), the Company’s total assets (consolidated) increased by NIS 7.4 billion and its liabilities (consolidated) increased by NIS 5.8 billion. Further, the Company’s equity (including non-controlling interests) increased by NIS 1.6 billion, with no material change in the Company’s Shareholders’ equity.

g.	Investment in U. Dori Ltd. ("Dori Group")

Dori Group is held through Gazit Globe Israel (Development) Ltd. ("Gazit Development"), a public company listed on the Tel-Aviv Stock Exchange and primarily engaged in the construction and development (as an initiator and as a contractor) primarily of residential projects in Israel and in Central-Eastern Europe, inter alia, through 83.5% interest (89.1% on a fully diluted basis) as of the reporting date in the shares of U. Dori construction Ltd. ("Dori Construction") a public company listed for trade on the Tel Aviv Stock Exchange. Dori Group also holds indirectly 9.6% of Dorad Energy Ltd. that operates a private power station for the production of electricity.

Carrying amount and market value of the investment in U. Dori Ltd:

	December 31, 2015		December 31, 2014
	Carrying amount*)	Market value	Carrying amount*)	Market value
	NIS in millions
Shares	(157)	89	(20)	53
Capital bills	351	-	184	-

*)	including acquisition adjustments.
**)	The capital notes matures at liquidation, bears accrual interest and half are convertible into Dori Group’s shares.

As of December 31, 2015, Gazit Development held 84.9% of the share capital of Dori Group and consolidated Dori Group in its financial statements. The Company's share of Gazit Development’s ownership of Dori Group is 71.9%.

Outline investments for strengthening the capital of Dori Construction

On June 15, 2015, the General meeting of Dori Group approved outline for the strengthening the capital of Dori Group that was offered by Gazit Globe Israel (Development) Ltd. (“Gazit Development”), whose main components are the conversion of the whole of Dori Group's debt to Gazit Development, amounting in total to NIS 210 million, into perpetual capital notes that are not convertible into Dori Group shares and the provision of an additional amount of NIS 35 million by Gazit Development to Dori Group against the issuance of an additional capital note under identical terms (the "Additional Amount").

Based on the aforesaid, Dori Construction’s General meeting approved on the same day outline for the strengthening of Dori Construction’s capital structure that was offered by Dori Group, pursuant to which the whole amount of Dori Construction’s debt to Dori Group, amounting in total amount of NIS 590 million and also the Additional Amount of NIS 35 million, which Dori Group will extend to Dori Construction, will be converted into shares of Dori Construction and into warrants convertible into shares of Dori Construction (at a price of NIS 2.5 per share and per warrant, which was the closing price on the Tel Aviv Stock Exchange Ltd. of a Dori Construction share on July 24, 2014) and also into a perpetual capital note. In addition, Dori Construction’s General meeting approved on the same day arrangement of the fixed terms of service of the chairman of the board of directors and the CEO of Dori Construction, currently who served with Dori Construction at that time, that were a condition for completing the outline.

On November 29, 2015 Globe entered into an agreement with Gazit Development, after the matter had been approved by Globe’s Board of Directors and by the Audit Committee as well as by Gazit Development Board of Directors, for extending a credit facility in an amount of up to NIS 120 million for a 30-month period, which will be used by Gazit Development for the purpose of providing funding to Dori Group.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Gazit Development has undertaken to provide Dori Group with a credit facility in an amount of up to NIS 120 million under identical terms to those under which Globe has provided the credit facility to Gazit Development and were approved by Dori Group as a qualifying transaction. The credit facility will be used by Dori Group to purchase all of the shares of Rom Geves Casing & Covering (1997) Ltd. (“Rom Geves”) from Dori Construction (in accordance with the “put” option that Dori Group granted to Dori Construction until June 30, 2016, for consideration of up to NIS 106 million, which reflects the value of the Rom Geves shares on the books of Dori Construction (solo) as of September 30, 2015; subject to adjustments), subject to terms to be agreed between the sides for twenty-four months from the date of the exercise of the option. Dori Construction will have certain rights with respect to Rom Geves, including the right to repurchase it and the right to receive the difference between the consideration received for the sale of Rom Geves if it is sold to a third party. Through the date of the exercise of the option, Dori Group provided Dori Construction with a bridge loan in an amount of up to NIS 60 million, secured by a first-ranking lien on the Rom Geves shares, which will be used by Dori Construction to fund its business activity. The balance of the credit facility provided to Dori Group, of NIS 14 million, will be used for ongoing credit facility purposes (including for the purpose of repurchasing the debentures of Dori Group). In February 2016, Dori Construction announced its intention to exercise the put option. Following Dori Construction and Dori Group mutual waiver of the prior conditions for it to come into effect, on March 29, 2016 they announced that the acquisition of Rom Geves is binding.

As of the reporting date and the approval date of the financial statements, Dori Group had utilized NIS 20 million and NIS 74 million, respectively, from the credit facility made available by Gazit Development and in light of the realization of Rom Geves transaction it is expected to utilize its remainder.

On December 13, 2015, Gazit Development published details of a full tender offer for the ordinary shares of Dori Group to be settled with cash, which was rejected.

On January 13, 2016, the Company announced that Gazit Development’s board of directors had announced its decision to act to sell up to the entire amount of Gazit’s Development’s rights (held directly and indirectly) in Dori Group and, on January 14, 2016, Gazit’s Development’s entire interest (held directly and indirectly) in the shares of Dori Group was sold, mainly within the framework of an off-exchange trade, for a total consideration of NIS 10.7 million.

As a result of the sale, with effect from the first quarter of 2016, the Company will cease to consolidate Dori Construction’s activities in its financial statements, which constitutes a separate operating segment in these financial statements.

As a result of sale of Dori Group’s shares as referred to above, the Company will present its investment in the aforesaid capital notes at their fair value on the selling date. Accordingly, in the first quarter of 2016, the Company is expected to recognize a net loss from selling the shares and an impairment of the capital notes which is estimated in the range of NIS 150-200 million.

It is clarified that Dori Group’s activities are not presented as a disposal group held for sale and as a discontinued operation since, as of the reporting date, the conditions required for this presentation pursuant to IFRS 5, discontinued operations, had not been met.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

h.	Supplementary information for other operating subsidiaries owned by the Company:

December 31, 2015	Country of incorporation	Holding stake in equity and in voting rights		Investment carrying amount	Loans
		%		NIS in millions

Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100		170	221
Gazit Globe Israel (Development) Ltd. **)	Israel	84.65	*)	221	1,900
Gazit Brazil Ltd.	Brazil	100		1,403	20

December 31, 2014	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions

ProMed Properties Inc.	USA	100	139	225
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	175	246
Gazit Globe Israel (Development) Ltd.	Israel	84.65	420	1,728
Gazit Brazil Ltd.	Brazil	100	882	30

*)	75% on a fully diluted basis
**)	For details regarding the issuance of perpetual capital note by Gazit Development to the Company in total amount of NIS 375 million after the reporting date, refer to Note 40e.

i.	The applicable laws in some of the investee's jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2015 the Group does not consider any of these customary conditions to be a significant restriction.

j.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Loans to co-owners in development projects (1) (2)	400	312
Finance lease receivable	81	86
Receivables for construction contracts (3)	105	71
Other non-current deposits (4)	21	40
Governmental institutions	84	29
Tenants and Others	64	27
	755	565
Less - current maturities	1	1
	754	564

(1)	Includes loans and mortgages amounted to C$ 120 million (NIS 338 million) granted by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual effective interest rate of 6.3% which mature in the years 2017-2025.
(2)	Includes unsecured loans amounted to € 4 million (NIS 17 million) granted by ATR to third party that bears interest rate of Euribor + 1.5% in addition, includes a secured loan granted by ATR amounted to € 9 million (NIS 38 million) that bears annual interest rate of 6%.
(3)	Includes income receivable for civil construction works amounted to NIS 103 million related to a power station project of Dorad Energy Ltd. and in respect of residential construction contract which are under legal proceedings.
(4)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 20 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(4)).

b.	Maturity dates

	December 31
	2015	2014
	NIS in millions
Year 1 - current maturities	1	1
Year 2	299	69
Year 3	11	205
Year 4	239	1
Year 5	36	99
Year 6 and thereafter	169	189
Undetermined	-	1
	755	565

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2015	2014
	NIS in millions
Securities traded in Brazil(1)	316	-
Securities traded in Europe	-	180
Shares traded in the U.S. and Canada	4	7
Participating units in private equity funds (2)(3)	455	383
	775	570
Classified within current assets	4	187
Classified within non-current assets	771	383
	775	570

(1)	Holding of 6.2% in BR Malls Participacoes S.A., a public company for investments in shipping centers, which is one of the largest in this sector in Brazil.

(2)	Includes an amount of NIS 59 million in an investment at an effective interest rate of 4.3% of participation certificates in a corporate which holds a shopping center in Brazil.

(3)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the "Fund"). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited ("HDFC") group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund's articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2015, the Company's outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 57 million). As of December 31, 2015 approximately U.S.$ 22 million (NIS 87 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2015, the Fund has investment agreements for 11 projects with a total investment of U.S.$ 486 million which as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund's Net Asset Value as presented in the Fund's financial statements prepared according to IFRS, and amounts to NIS 373 million and NIS 356 million as of December 31, 2015 and 2014, respectively. The exposure of the investment's fair value to market inputs mainly results from the currency exchange of Indian Rupee and U.S. dollar. A decrease of 5% in the exchange rate will decrease the investment fair value in NIS 18 million, and an increase of 5% in the exchange rate will increase the investment fair value in NIS 20 million.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2015	2014
	NIS in millions
Balance as of January 1	57,594	53,857
Acquisitions and capital expenditures	2,612	2,790
Initially consolidated subsidiaries	17,597	-
Transfer from investment property under development, net	639	1,114
Dispositions	(1,877)	(3,298)
Valuation gains, net *)	1,111	1,021
Foreign exchange differences	(6,272)	2,110
Balance as of December 31	71,404	57,594

Composition:
Investment property	70,606	56,646
Assets classified as held for sale (Note 8)	798	948
	71,404	57,594

*)	In 2015, includes a revaluation gain of NIS 62 million which was recognized in profit or loss as part of net capital loss from selling a disposal group.

b.	Investment properties primarily consist of shopping centers and other retail sites, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (54.7% as of December 31, 2015 and 70.7% during 2015 - in fair value terms) as well as by the Group companies managements. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method ("DCF"), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the "Red Book"), in addition to the local rules of valuation in the territories in which the Group operates. The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts and renewal for rent contracts. In determining the property's fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2015, there were no transfers of investment property from level 3 and to level 3.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group's properties in its principal areas of operations:

	USA *)	Canada	Northern Europe	Central and Eastern Europe *)		Israel
Average cap rates	%
December 31, 2015	5.8	5.7	5.7	7.3	**)	7.2
December 31, 2014	6.1	5.8	6.1	8.0		7.2

Monthly average market rent per square meters	U.S.$	C$	EUR	EUR	NIS
December 31, 2015	19.5	-	25.1	13	132
December 31, 2014	19.5	-	25.2	13	130

*)	Market rent, as customary in these markets, excludes management fees.
**)	Excluding property under joint venture and assets held for sale- 7.4%.

The valuation of the Group's investment properties in Canada is mainly through the Income Method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above. For sensitivity analysis of net operating income, refer to the table below.

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	USA	Canada	Northern Europe	Central and Eastern Europe	Israel
December 31, 2015	NIS in millions
Increase of 25 basis points in capitalization rate	(749)	(878)	(731)	(348)	(81)
Decrease of 25 basis point in capitalization rate	818	948	798	375	87
Increase of 5% in net operating rental income (NOI)	899	1,006	863	457	120
Increase of 5% in average market rent	1,117	-	1,179	506	135

d.	Investment properties under leasehold

As of December 31, 2015 the Group has 17 properties with aggregate fair value of NIS 2.8 billion held under an operating ground lease (2014 - 14 properties valued at NIS 2.3 billion) and 23 properties with aggregate fair value of NIS 5.4 billion held under a finance ground lease (2014 - 12 properties valued at NIS 2.2 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2015	2014
	NIS in millions
Balance as of January 1	1,740	2,542
Acquisitions and development costs	567	536
Initially consolidated subsidiary	1,671	-
Transfers to investment property, net	(639)	(1,114)
Transfer from inventory	12	81
Dispositions	(40)	(367)
Valuation gains (losses), net	(338)	32
Foreign exchange differences	(361)	30
Balance as of December 31	2,612	1,740

Composition:
Lands held for sale (note 8)	25	98
Land for future development	1,791	579
Investment property under development	796	1,063
	2,612	1,740

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group companies’ managements and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above.

Lands for future development are measured at fair value, using among other the Comparative Method (47.6% in fair value terms). In the implementation of the Comparison Method, the external appraisers and Group companies’ managements rely on market prices of similar properties, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2015 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2015, the fair value of approximately 68.7% of the investment property under development and lands has been assessed by independent.

external appraisers (approximately 79.1% during 2015), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the independent appraisers.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2015, the Group capitalized to property under development borrowing costs amounting to NIS 135 million (in 2014 - NIS 119 million) and direct incremental costs, including payroll expenses, amounting to NIS 25 million (in 2014 - NIS 21 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and land that are immaterial to the financial statements (impact on pre-tax income (loss)):

	USA	Canada	Northern Europe	Central and Eastern Europe	Israel
December 31, 2015	NIS in millions
Increase of 5% in expected project cost	-	(16)	(5)	(105)	-
Increase of 5% in expected NOI	-	-	11	84	-
Increase of 25 basis points in capitalization rate	-	-	(9)	(72)	-
Decrease of 25 basis points in capitalization rate	-	-	9	82	-
Increase of 5% in the selling price per sq.m	-	-	-	19	12

e.	As of December 31, 2015, the group owns 10 land plots under leasehold (2014-6 land plots) with a total value of NIS 717 million (2014 - NIS 386 million).

f.	As for charges, refer to Note 29.

NOTE 14:-	FIXED ASSETS, NET

a.	Composition

	December 31
	2015	2014
	NIS in millions

Buildings	27	31
Construction equipment	31	38
Other (mainly leasehold improvements, computers and software)	112	102
	170	171

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 32c and 33.

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	INTANGIBLE ASSETS, NET

Composition

	December 31
	2015	2014
	NIS in millions

Goodwill (1)	819	97
Value attributed to assets managed and leased (2)	75	-
Other	6	6
	900	103

(1)	The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2015	53	733	33	819
December 31, 2014	53	5	39	97

Movement in goodwill for the year ended December 31, 2015:

NIS in millions
Balance as of January 1	97
Additions (Note 9f7)	802
Impairment	(39)
Foreign exchange differences	(41)
Balance as of December 31	819

Goodwill has been predominantly recognized due to the acquisition of Sektor by CTY (refer to Note 9f7) and from acquisition of non-controlling interests in FCR and EQY, and through the Group's participation in share offerings, and business combination in EQY. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY the recoverable amount is determined based on the market price of the shares.

The recoverable amount in relation to CTY was generated as follows: NIS 454 million of the amount of the goodwill as of December 31, 2015 arose from deferred taxes that were recognized with respect to the net assets acquired within the framework of the business combination with Sektor; NIS 222 million resulted from a currency hedging transaction carried to the cost of the Sektor acquisition; and the balance of NIS 48 million is attributable to the portfolio premium and the expected synergies in the acquired assets, resulting from combining the operations of CTY and Sektor. Part of the goodwill that relates to the deferred taxes is explained by the difference between the carrying amount of the deferred tax liability and its fair value. The balance of the goodwill in the amount of NIS 270 million that arose from the Sektor acquisition was examined through an assessment of the value in use with respect to Sektor’s assets, by means of capitalizing the cash flows stemming from Sektor’s activities over a ten-year period, using a pre-tax capitalization rate of 4.54%. The aforesaid examination concluded that there has been no impairment of the goodwill.

The capitalization rate is based on an assessment of the market, delineated by the risks specific to Norway, added to the time value of the money. The calculation of the capitalization rate is based on the average weighted cost of the capital (WACC) attributable to activity in Norway, with the residual value being calculated by terminal rate based on the external valuations of the properties in Norway (5.17%), which reflects the specific risks for the properties and the market risks.

According to the sensitivity analysis that was conducted, the goodwill will begin to be amortized should the market rent fall by more than 10.46% or when the capitalization rate of the properties in Norway, as well as the WACC attributable to the operations in Norway, rises by more than 0.875%.

In 2015, CTY recognized goodwill impairment in an amount of NIS 39 million, due to a reduction in a similar amount in the balance of deferred tax provision which is due to the decrease of tax rate in Norway, which explains part of the goodwill as referred to above.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	INTANGIBLE ASSETS, NET (Cont.)

(2)	Attributed to assets recognized as part of the business combination with Sektor in their fair value in respect of investment properties owned by third party that are managed by the Group as well as properties leased under finance lease by the Group.

NOTE 16:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
		2015	2015	2014
	Denomination	%	NIS in millions
Credit from banks:	CPI Linked NIS *)	2.6	113	3
	Unlinked NIS *)	3.5	162	215
	€ *)	3.7	6	-
	C$	2.9	74	-
Credit from other financial institutions:	€ *)	0.4	711	323
	C$	-	-	12
			1,066	553
Less - deferred costs			(4)	-
Total short-term credit			1,062	553

*) Variable interest.

b.	As for charges, see Note 29.

NOTE 17:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2015	2014
	Note	NIS in millions
Current maturities of debentures	20	1,415	1,605
Current maturities of interest bearing non-current liabilities	22	864	1,106
		2,279	2,711

NOTE 18:-	TRADE PAYABLES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Open accounts and accrued expenses	765	831
Checks payable	68	69
	833	900

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2015	2014
	NIS in millions
Interest payable	450	427
Government institutions	77	91
Deferred income and deposits from tenants	242	177
Employees	127	58
Dividend payable to non-controlling interests	76	85
Payables for real estate transactions	102	120
Warranty and loss provision	52	75
Other provisions (including for legal proceedings)	109	21
Commitment to purchase marketable securities	-	42
Accrued expenses	222	130
Other payables	64	36
	1,521	1,262

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES

a.	Composition

			Outstanding
			par	Nominal	Effective	Carrying amount
			value	Interest	interest	December 31
			amount	rate	rate	2015	2014
			NIS			NIS
	item	Denomination	in millions	%	%	in millions
The Company:
Debentures (series A)		U.S.$	109	6.50	6.18	88	132
Debentures (series B)		€ **)	56	1.98	2.07	44	98
Debentures (series C) *)		Israeli CPI	639	4.95	4.88	788	954
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,440	2,463
Debentures (series E) *)		NIS **)	556	0.80	1.31	551	548
Debentures (series F) *)		NIS	285	6.40	6.73	284	567
Debentures (series I) *)		Israeli CPI	862	5.30	5.58	1,006	1,441
Debentures (series J) *)	b4	Israeli CPI	713	6.50	5.76	818	847
Debentures (series K)*)	b2	Israeli CPI	2,653	5.35	4.35	2,890	2,937
Debentures (Series L) *)	b1	Israeli CPI	2,958	4.00	3.67	3,046	881
Total of the Company ***)						11,955	10,868
Consolidated companies:
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	-	-	-	-	20
EQY debentures	c	U.S.$	2,023	4.75	4.79	2,012	2,831
FCR debentures	d	C$	6,333	4.70	4.78	6,316	7,218
CTY debentures	e2		€5,471	3.14	3.27	5,422	4,619
CTY debentures	e1	Norwegian Krona	619	3.90	3.90	615	-
CTY debentures	e1	Norwegian Krona **)	553	2.70	2.71	549	-
ATR debentures	f		€3,626	3.78	3.79	3,738	-
Dori Group debentures		NIS **)	-	-	-	-	66
Dori Construction debentures	g2	Israeli CPI	287	5.32	5.04	288	335
Dori Group debentures	g1	Israeli CPI	-	-	-	-	81
						30,895	26,038
Less - current maturities of debentures						1,415	1,605
						29,480	24,433

*)	As for cross-currency swap transactions entered in respect of part of the debentures, see Note 37c.
**)	Variable interest.
***)	Less- amount of NIS 4 million discount recognized in a wholly-owned subsidiary.

Maturity dates

	December 31, 2015
						Year 6
						and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
Denomination	NIS in millions
NIS	284	551	-	-	-	-	835
NIS linked to Israeli CPI	649	232	1,107	1,869	1,197	6,222	11,276
U.S.$	438	503	-	-	-	1,159	2,100
C$	-	704	422	422	492	4,276	6,316
	€44	603	-	-	3,583	4,974	9,204
Norwegian Krone	-	-	-	-	-	1,164	1,164
	1,415	2,593	1,529	2,291	5,272	17,795	30,895

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

b.	Additional information on the Company's debentures

1.	In January, April and August 2015, the Company issued to the public a total amount of NIS 2.1 billion par value unsecured debentures (series L), by way of an expansions of a listed series for total net consideration of NIS 2.2 billion.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders' equity (excluding non-controlling interests), would trigger immediate redemption. In addition, it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder's equity (net of non-controlling interests) would trigger immediate redemption. In addition it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

3.	S&P Maalot determined the credit rating of all of the outstanding debentures of the Company at 'ilAA-', with a stable outlook.

Midrug determined the credit rating of all of the outstanding debentures of the Company at Aa3, with stable outlook.

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29(1).

5.	For details regarding buyback of debentures by the Company after the reporting date, refer to Note 40d.

c.	EQY Debentures

EQY committed to maintain a ratio of total debt to total assets that will not exceed 60%; ratio of secured debt to total assets that will not exceed 40%; ratio of unsecured assets to unsecured debt that should not be less than-1.5 and ratio of income available for debt service to annual service charge should not be less than-1.5. Change of control over EQY as defined in the agreement would trigger an immediate redemption. As of the reporting date, EQY is in compliance with the above covenants.

d.	FCR debentures

1.	In 2015 FCR issued to the public in Canada C$ 90 million par value (NIS 253 million) unsecured debentures (series S) by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.32% and payable in one installment on July 31, 2025. FCR committed to maintain a ratio of total debt to total assets that will not exceed 65% and a ratio of unsecured assets (not included properties under development) to unsecured debt that should not be less than-1.3. Change of control over FCR as defined in the agreement would trigger an immediate redemption. In addition, a change of control in FCR as defined in the agreement would trigger an immediate redemption. As of the reporting date, FCR is in compliance with the above covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

e.	CTY debentures

1.	In August 2015, CTY issued to the public NOK 2.65 billion par value (NIS 1.3 billion) unsecured debentures in two tranches: the first tranche in the amount of NOK 1.4 billion that bears an annual interest rate of 3.9% and are payable in one installment in September 2025 and the second tranche in the amount of NOK 1.25 billion that bears a floating 3 months interest rate NIBOR +1.55% of and are payable in one installment in March 2021.

2.	In September 2015, CTY issued to the public € 300 million par value (NIS 1.3 billion) unsecured debentures that bear an annual interest rate of 2.375% and are payable in one installment on September 16, 2022.

3.	Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the reporting date, CTY is in compliance with these covenants.

f.	ATR debentures

1.	In May 2015, ATR issued to the public € 150 million par value unsecured debentures for consideration of € 159.6 million (NIS 673 million) by way of an expansion of a listed series that bear an annual effective interest rate of 2.9% and are payable in one installment in October 2022.

2.	In the reporting period ATR early redeemed € 81.0 million (NIS 357 million) par value of debentures instead of its original redemption date in 2017. Following the early redemption, ATR recognized a loss from early redemption at an amount of € 7.9 million of fair value upon acquisition-differences (The Company’s share, net of amortization attributed to the debentures amounted to NIS 14 million).

3.	Within the framework of the debenture offering, ATR committed to maintain a ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 60% and 40%, respectively. In addition, Minimum consolidated debt coverage ratio (adjusted EBITDA to interest expenses) of no less than 1.5 and a ratio of consolidated unencumbered assets to consolidated unsecured debt of no less than 150%. As of the reporting date, ATR is in compliance with these covenants.

4.	For a charge recorded to secure repayment of debentures (series 2005), see Note 29(2).

g.	Dori Group debentures

1.	On April 20, 2015, Dori Construction early redeemed its remaining outstanding debentures (series A) at total amount of NIS 70.2 million.

2.	Within the framework of debentures (series G), Dori Group committed to comply with the following primarily covenants: adjusted equity of not less than NIS 200 million in the examination period and a ratio of financial debt to net CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed as well as not to perform profit distribution subsequent to which its adjusted equity according to the Consolidated Financial Statements, shall not to fall below NIS 240 million. As of the reporting date Dori Group is in compliance with these covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES

a.	Composition

		Outstanding	Nominal	Effective		Carrying amount
		par value	Interest	interest		December 31
		amount	rate	rate		2015	2014
		NIS				NIS
	Denomination	in millions	%	%		in millions
FCR (series E,F,G,H,I,J)	C$	949	5.00%	6.28	%*)	921	1,254

*)	Weighted average interest rate.

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2015:

		Nominal	Effective	Conversion	Outstanding	Year of
		Interest	interest	price per	par value	final
Issue date		rate	rate	share	amount	maturity
series		%	%	C$	C$ millions
2011	E	5.40	6.90	22.62	55.10	2019
2011	F	5.25	6.07	23.77	53.70	2019
2011	G	5.25	6.66	23.25	49.60	2018
2012	H	4.95	6.51	23.75	71.00	2017
2012	I	4.75	6.19	26.75-27.75	51.60	2019
2013	J	4.45	5.34	26.75-27.75	56.30	2020
					337.3

According to the terms of the convertible debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average price of FCR's Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

During 2015, FCR paid all of its convertible debentures interest in total amount of C$ 18.9 million payments through issuance of 1.0 million shares of FCR (in 2014, FCR issued 1.1 million shares as an interest payment), according to its aforementioned policy.

In 2015 FCR early redeemed a series of convertible debenture to extent of C$ 39 million that bears annual interest rate of 5.7% instead of its original redemption date on June 30, 2017 in exchange for issuance of 2.2 million FCR shares.

After the reporting date, FCR announced the redemption of series G and H in accordance with its rights under the terms of the aforesaid series, expected to take place on September 1, 2016 at their par value plus accrues interest and will be settled in cash (50%) and shares (50%).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS

a.	Composition

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krona	Total
	NIS in millions
December 31, 2015
Banks	355	232	3,949	4,260	1,371	390	904	11,461
Other financial institutions	171	-	-	689	-	-	-	860
Total	526	232	3,949	4,949	1,371	390	904	12,321
Current maturities	11	97	540	208	6	2	-	864
Net of current maturities	515	135	3,409	4,741	1,365	388	904	11,457
December 31, 2014
Total	364	236	4,269	3,656	594	539	-	9,658
Net of current maturities	356	175	3,416	3,549	563	493	-	8,552

The composition of classification of loans by fixed or variable interest rate:

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krona	Total
	NIS in millions
December 31, 2015
Fixed interest rate	526	2	2,881	2,061	206	2	-	5,678
Weighted average effective interest rate (%)	2.5	2.5	4.5	4.7	3.6	9.3	-
Variable interest rate	-	230	1,068	2,888	1,165	388	904	6,643
Weighted average effective interest rate (%)	-	2.7	2.5	2.1	3.1	0.9	2.3

b.	Maturity dates

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krona	Total
	NIS in millions
December 31, 2015
Year 1 - current maturities	11	97	540	208	6	2	-	864
Year 2	11	-	298	285	220	-	-	814
Year 3	11	135	766	1,693	149	-	-	2,754
Year 4	11	-	350	1,087	557	-	-	2,005
Year 5	329	-	861	918	10	388	573	3,079
Year 6 and thereafter	153	-	1,134	758	429	-	331	2,805
	515	135	3,409	4,741	1,365	388	904	11,457
	526	232	3,949	4,949	1,371	390	904	12,321

c.	As for charges, refer to Note 29.

d.	Contracted restricted and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements.

b)	Minimum shareholders' equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company's average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The ratio of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

k)	The ratio of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY's EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

m)	The percentage of FCR's shares pledged due to relevant credit terms will be no less than 26% of FCR's share capital (20% on diluted basis) and, if there is another holder of FCR's shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company's interests in FCR will be no less than 34% of FCR's share capital.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

n)	Ratio of FCR's net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR's EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of quarterly dividend from FCR shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR's EBITDA to FCR's finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

q)	Ratio of FCR's proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated FCR's real estate value (by the ratio of FCR's shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

r)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit shall not be less than 1.25, over any three consecutive quarters.

s)	Ratio of EQY's interest bearing financial debt, with the addition of the utilized credit out of the total credit facility, to the proportional EQY's real estate value by the ratio of EQY's share that are pledged shall not exceed 82.5%.

t)	In accumulation: (1) Ratio of EQY's next interest bearing financial debt, with the addition of utilized credit out of the total credit facilities, to EQY's EBITDA shall not exceed 14 and (2) Ratio of EQY's net interest bearing debt, with the addition of utilized credit out of the total credit facility, to EQY's total NOI shall not exceed 13.

u)	Ratio of EQY's EBITDA to EQY’s net financial expenses shall not be less than 1.65.

v)	Ratio of actual drawn credit to value of securities (EQY shares by average of market value and net asset value) shall not exceed 70%.

2.	EQY

a)	Ratio of total debt to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to total assets value shall not exceed 40%.

c)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

d)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

e)	Ratio of adjusted EBITDA to debt service (principal and interest payments) shall not be less than 1.5.

f)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.75.

g)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets value shall not exceed 35%.

h)	Total development budgeted costs shall be less than 20% of the total assets.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

3.	FCR

a)	Ratio of EBITDA to interest expense shall not be less than 1.65.

b)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

c)	Average equity in last four quarters shall not be less than C$ 1.6 billion.

d)	Ratio of secured debt to total assets shall not exceed 35%.

4.	CTY

a)	Ratio of shareholders' equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

c)	Ratio of secured debt to total debt will be less than 7.5%.

5.	ATR

a)	Maximum ratio of debt to secured assets of 44%-60%.

b)	Minimum ratio of debt service (EBITDA to principal and interest payment) of 120%-145%.

6.	Gazit Development

Shareholders' equity shall not be less than NIS 425 million (and it was agreed that in relation to December 31, 2015 shall not be less than NIS 180 million) and the shareholders' equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; financial debt to NOI; negative pledge on some properties.

7.	Dori Group and Dori Construction

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of consolidated equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements (It was agreed that the definition of “consolidated equity” will be amended such that consolidated equity shall include shareholders’ loans granted or to be granted to Dori Group or its subsidiaries, for which subordination arrangements would be placed towards the relevant bank); ratios of equity to total assets in Dori Construction and its subsidiary of no less than 13%-20%, on the basis of consolidated financial statements; the equity of Dori Construction Ltd. (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash, short term investments and unutilized credit facilities) at Dori Construction is to be no less than NIS 40 million and in its subsidiary no less than NIS 30 million; a ratio of financial debt to Dori Construction's capital including shareholders’ loans of no more than 70%; a ratio of financial debt plus guarantees of no more than three times Dori Construction's tangible capital. It is noted that for this covenant a financing provider approved per Dori Construction’s request that it would apply starting from the financial reports as of June 30, 2016 ; a ratio of debt to total assets at Dori Construction and in its subsidiary of no more than 30%;

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

The financing provider’s share will not exceed 30% of the financial debt (including guarantees) of Dori Construction; an undertaking not to create a fixed or floating charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party; an undertaking of Dori Construction not to draw on shareholders' loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank; no change in the control or shareholders’ identity of a subsidiary of Dori Construction; a subsidiary of Dori Construction is to present positive EBITDA in every year of operation.

8.	The Company's investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2015, the Company and its subsidiaries are in compliance with all the aforementioned covenants.

NOTE 23:-	OTHER LIABILITIES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Tenants' security deposits (1)	105	40
Leasing liabilities for investment properties	252	99
Deferred purchase price of investment property	5	6
Employee benefit liabilities, net (Note 24)	7	8
Other liabilities	33	37
	402	190

(1)	Tenants' security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar and Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies, pension funds and provident funds and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel and Brazil, the Group is required to pay benefits to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive post-employment benefits.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the post-employment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions, subject to materiality.

b.	The liabilities of the Group in other countries in which its operates are normally financed by contributions to pension funds, social security, medical insurance and others and by payments which the employee bears (such as for disability insurance) as required by domestic law and therefore essentially defined as contribution plans. Additional payments for sick leave, severance termination benefits and others are at Group companies’ discretion, unless otherwise provided for in a specific employment contract.

c.	Provision for severance benefits recognized in the financial statements on the date the decision was made concerning the dismissal, in countries where the Group has a legal or constructive obligation for their payment.

d.	The amounts accrued in pension funds, officers’ insurance policies, other insurance policies and in provident funds are on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the "Ordinance"), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company's taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company's request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (26.5% in 2015) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group's foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 25% for 2013 and 26.5% for 2014 and 2015.On January 1, 2016 came into force the law Income Tax Ordinance (No. 216)(Corporate tax rate)- 2016, whereby the corporate tax rate starting January 1, 2016 will be 25%.

On July 30, 2013, the Knesset (Israeli Parliament) approved the economic plan for 2013-2014 (the Budget Law), in order to primarily enhance the collection of taxes in those years among other fiscal changes.

These changes include, among others, taxation of revaluation gains which is subject to future regulation. As of the reporting date the above mentioned regulation had not been instated.

An entity is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in EQY's tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements effective from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company's management's knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group's percentage interest in EQY (as of the reporting date - 38.4%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer's percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%.

d.	Taxation in Finland

The corporate tax rate in Finland in 2015 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on dividends classified as a return of capital.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

e.	Taxation in Norway

Operations in Norway are carried out through a Norwegian company that is owned by CTY. The corporate tax rate in Norway is 27% in 2015 and 25% with effect from January 1, 2016. Usually, under domestic law, the tax rate on a dividend distribution from Norway is 25%. A lower tax rate might be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

f.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties.

g.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands (20% corporate tax applies on income up to the amount of EUR 200 thousands). Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%).

h.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law except certain circumstances. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

i.	Taxation in Jersey Island

The corporate tax rate on the Island of Jersey is 0% (except in relation to specific fields of activity which are subject to tax at a rate of 10% or 20%). The tax rate on a dividend distribution from Jersey to Israel is usually 0% and capital gains are not taxed in Jersey.

Operations in Jersey are carried out through Jersey companies that are owned by ATR. The corporate tax rate in ATR’s principal regions of operation is 19% in Poland and the Czech Republic and 22% in Slovakia, while in Russia (federal and regional) the effective corporate tax rate ranges from 15.5% to 20%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

j.	Taxation in Poland

The corporate tax rate in Poland is 19% and, under domestic law, the tax rate on a dividend distribution from Poland is also 19%. A lower tax rate might be possible under various tax treaties. Operations in Poland are carried out through Polish companies owned by ATR. During 2015, the Group finalized the implementation of a new holding structure of several of the Polish properties under as a Polish investment fund. Under the new structure, profits from these properties will be taxed at the fund level. The Polish investment fund is exempt from corporate tax in Poland, including on capital gains. A distribution of earnings from the fund is not subject to tax withholdings.

k.	Taxation in Brazil

The effective tax rate on companies in Brazil (having a turnover in excess of BRL 240 thousand) is 34%. The tax rate on a dividend distribution from a Brazil-resident company, under domestic law, is 0%, except in specific instances. Operations in Brazil are carried out through the real estate funds are exempt from tax on their income, if certain conditions are fulfilled. A distribution of earnings from the funds to foreigners and locals is subject to tax withholdings at the rate of 15% and 20%, respectively.

The tax rate on companies in Brazil is 34%. The tax rate upon dividend distribution from a Brazilian resident company under domestic law is 0%.

l.	Finalized tax assessments

The Company has finalized its tax assessments through 2011 and its wholly owned subsidiaries in Israel have finalized their tax assessments through 2011.

m.	Subsidiaries disputed tax assessments

In June 2012, two indirectly-owned Israeli subsidiaries were issued with tax orders according section 152 (b) to the Ordinance in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses in the subsidiary. Should the position of the ITA prevail in full, a nominal tax liability will be created in the indirectly-owned subsidiaries for the subsidiary of approximately NIS 49.1 million. The indirectly-owned subsidiaries submitted an objection to these assessments, claiming that they are House Property Companies, but the objection was rejected. The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted. On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. The nominal tax according to the assessments amounts to a total of NIS 4.9 million. Those subsidiaries have filed an objection to these assessments, claiming that they are House Property Companies, but the object was rejected. On June 28, 2015, tax orders were issued in relation to the 2011-2012 tax years; no appeal has yet been lodged against these orders. On July 19, 2015, the indirectly-owned subsidiaries were issued with a best judgment assessment in relation to the 2013 tax year. The nominal tax being demanded by the aforesaid assessments is NIS 1.9 million and NIS 5.6 million. The companies have filed an objection against these assessments claiming that they are House Property Companies.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

During December 2015, an indirectly-owned subsidiary was issued with a best judgment assessment in regard to various issues, including in relation to the allow ability of finance expenses and additional issues, this being in relation to the 2011 tax year. The nominal tax being demanded by this assessment is NIS 4.8 million. The indirectly-owned subsidiary has lodged an objection against this assessment.

In the opinion of the Company's management and its advisors, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

n.	Disputed VAT assessments

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods by a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments and the appeal filed by the Company was rejected. On November 11, 2013 the Company appealed these rejections to the District Court. On July 19, 2015, the Company entered into a compromise settlement with the VAT Authorities, in which the rate at which the inputs would be allowable was agreed and which resolved all the disputes in connection with the aforesaid deduction of inputs in relation to the period from June 2005 through May 2015.

o.	Carry-forward losses for tax purposes as of December 31, 2015

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 24 million as of the reporting date (2014 - NIS 19 million), which have been offset against the deferred tax liability of the Company.

Partly-owned Israeli resident Companies (including Dori Group) have carry-forward losses for tax purposes amounting to NIS 1.5 billion. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 97million (2015- NIS 107 million) which have been partly offset against the deferred tax liability.

The Company's Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 476 million, of which a recognized deferred tax asset represents approximately NIS 107 million (2014 - NIS 76 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2026-2033.

The Company's wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 285 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 110 million (2014 - NIS 116 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company's partially-owned Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 637 million (2014 - NIS 543 million), for which deferred tax assets have been recognized at an amount of NIS 39 million.

The Company’s partially-owned Jersey Island resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 1.9 billion, for which deferred tax assets have been recognized at an amount of NIS 35 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

p.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment
	properties
	and
	depreciable	Carry-
	fixed	forward
	assets	losses	Others	Total
	NIS in millions
Balance as of January 1, 2013	(3,408)	230	(4)	(3,182)
Amounts carried to foreign currency translation reserve	294	(6)	(3)	285
Amounts carried to other comprehensive income	-	-	(74)	(74)
Amounts carried to other capital reserves	2	2	-	4
Amounts carried to income statement	(302)	(11)	110	(203)
Balance as of December 31, 2013	(3,414)	215	29	(3,170)
Amounts carried to foreign currency translation reserve	(166)	14	-	(152)
Amounts carried to other comprehensive loss	-	-	(31)	(31)
Amounts carried to other capital reserves	39	3	-	42
Amounts carried to income statement	(299)	54	16	(229)
Balance as of December 31, 2014	(3,840)	286	14	(3,540)
Initially consolidated subsidiaries	(1,866)	165	117	(1,584)
Amounts carried to foreign currency translation reserve	448	(24)	20	444
Amounts carried to other comprehensive income	-	-	11	11
Amounts carried to other capital reserves	128	(3)	-	125
Amounts carried to income statement	193	(35)	(215)	(57)
Reclassification due to assets held for sale	45	-	-	45
Balance as of December 31, 2015	(4,892)	389	(53)	(4,556)

The deferred taxes are calculated at tax rates ranging between 13.2% and 38.6% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2015	2014
	NIS in millions
Within non-current assets	105	78
Within non-current liabilities	(4,661)	(3,618)
	(4,556)	(3,540)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

q.	Taxes on income included in the income statements

	Year ended December 31
	2015	2014	2013
	NIS in millions
Current taxes *)	101	167	53
Taxes in respect of prior years **)	100	9	9
Deferred taxes	(18)	229	203
	183	405	265

*)	Current income taxes include capital gain tax, withholding tax from interest and dividends paid by foreign subsidiaries to the Company, current tax expenses of subsidiaries of the Group companies operation, as well as current tax income recorded against current tax recognized in other comprehensive income, see Note 27f.

**)	In 2015 includes deferred taxes in respect of prior years in amount of NIS 75 million.

r.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 25p and 27f.

s.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2015	2014	2013
	NIS in millions
Income before taxes on income	2,489	1,488	2,450
Statutory tax rate	26.5%	26.5%	25.0%
Tax calculated using statutory tax rate	659	394	613
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and nondeductible expenses *)	11	(36)	(110)
Change in taxes resulting from carry-forward tax losses and other temporary differences for which no deferred taxes were provided, net	149	245	84
Taxes on non-controlling interest in a subsidiary that qualifies as a REIT	(196)	(166)	(218)
Tax effect in respect of new holding structure in Poland (Note 25j above)	(428)	-	-
Taxes with respect to prior years	100	9	9
Deferred taxes due to changes in tax rates	(31)	-	(49)
Taxes with respect to Company's share in earnings of equity-accounted investees, net	(64)	(3)	(37)
Difference in tax rate applicable to income of foreign companies and other differences	(17)	(38)	(27)
Taxes on income	183	405	265
Effective tax rate	7.4%	27.2%	10.8%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.2% expected to apply upon disposal of some of the Group's properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders' agreement in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders' agreement that replaced the shareholders' agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR's Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company's drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company's right of first offer in the event of a sale of FCR shares by Alony-Hetz under certain conditions, and Alony-Hetz's undertaking to refrain from interfering in FCR's management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR's Board of Directors shall not include more than 15 members.

The shareholders' agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz's holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company's holdings in FCR decreases below 20%.

In March 2016, the Company and Alony-Het’z had reached an understanding for terminating the shareholders’ agreement and act for its cancellation.

2.	ATRs' agreement

Further to what discussed in Note 9c, in 2008 the Company and CPI (the “Investors”) with ATR that govern their rights in ATR and which include, inter alia, the right to appoint four members of ATR’s Board of Directors on behalf of the Investors, the right to determine the identity of the Chairman of ATR’s Board of Directors, the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors, and granted the Investors rights of consent in connection with the taking of very material decisions at ATR, including the appointment of ATR’s CEO. Subject to the purchase of all of ATR's shares from CPI by the Company in January, 2015 (refer to Note 9c2) the agreement with ATR was amended such that the aforementioned Investors rights remained exclusively of the Company.

3.	Shareholder’s agreement in connection with CTY

Simultaneously with CTY’s private offering in 2014, the Company has entered into an agreement with CPP Investment Board European Holdings s.ar.l (“CPPIBEH”), accordingly the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during 12 months period under certain conditions. The agreement will terminate at the sooner of: (1) 10 years from the signature date, (2) if CPPIBEH will hold less than 10% of CTY’s shares, or (3) the Company will hold less than 20% of CTY’s shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	The Group has a lease agreement for an aircraft for business use by the Group's executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

In 2016, following its approval by the Audit Committee, the Company’s Board of Directors approved a procedure dealing with the mixed use of the Company aircraft, pursuant to which passengers who are not involved in the Group’s business, including relatives of the Company’s controlling shareholder, are permitted to travel on flights made for the Company’s business purposes. The procedure also prescribes a mechanism for paying the Company for such usage.

5.	The Group's companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2015
NIS in millions
Year 1	3,412
Year 2 to 5	10,068
Year 6 and thereafter	5,851
Total	19,331

6.	As for engagements with related parties, refer to Note 38.

b.	Guarantees

1.	As of December 31, 2015, the Company's subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 877 million (December 31, 2014 - approximately NIS 758 million).

2.	As of December 31, 2015 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	407
Bank guarantees to secure performance and quality of other construction works	400
Others	184
991

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees as of December 31, 2015 and 2014 (principal) amounted to NIS 1,664 million and NIS 1,335 million, respectively. Total utilized credit facilities as of December 31, 2015 and 2014 amounted to NIS 1,171 million and NIS 463 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks and others, in an unlimited amount. In addition the company had pledged subsidiary's shares to secure credit facilities of wholly-owned subsidiaries.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company's subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2015, totaled approximately NIS 2,349 million (December 31, 2014 - NIS 2,096 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 469 million (December 31, 2014 - NIS 448 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company's subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company's results.

2.	As ATR noted in its financial reports as of December 31, 2015, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force on ATR in 2006, is of uncertain application. ATR's management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend these proceedings.

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material. In January 2016, ATR announced an arrangement to establish a compensation fund in connection with the proceedings in Austria, and also individuals that had joined the criminal proceedings. Under the proposed arrangement, the relevant investors will be entitled to compensation in accordance with a prescribed methodology, with ATR having undertaken to pay a total of EUR 32 million. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively). The aforesaid motions have been unified into a single proceeding (apart from three motions that have been dismissed).

The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents in which the disclosure was sought of documents not belonging to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, within the framework of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. At this preliminary stage of the proceeding, the chances of the lawsuit cannot be assessed. Moreover, two derivative actions were filed in 2014 against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it at a later date, following the filing of the unified motion to certify the lawsuit as a class action.

4.	In January 2016, the Company’s shareholders filed a motion against the Company and against Gazit Development with the Economic Affairs Department of the Tel Aviv District Court for the disclosure and inspection of documents, as a preliminary proceeding prior to filing a derivative motion against their officers. In brief, it is alleged in the motion that the Company and Gazit Development have, since 2007, invested considerable funds in Dori Group and its subsidiaries – in amounts in excess of several hundred million NIS – most of which, so it is alleged, is money from the public. This was done despite the fact, as it is alleged, that this is a group of companies that is failing and which is not engaged in the core activity of the Company and of Gazit Development. Moreover, it is alleged that the Company and Gazit Development continued to inject funds into Dori Group, even after a material deviation had been revealed in the estimates of anticipated revenues and costs of its projects. This necessitated Dori Group having to restate its financial statements. The petitioner further alleges that, in January 2016, Gazit Development sold its interests in Dori Group for a “miniscule” amount, thereby “bringing the investment to a complete end”. The petitioner is claiming that the circumstances described in the motion give rise to a “suspicion”, as it were, of “negligent” and even “reckless” conduct by the officers of the Company and of Gazit Development with regard to the investment in Dori Group. The petitioner is thus seeking to have the requested documents furnished to him, so as to be able to “scrutinize” the conduct of the Company and of Gazit Development with regard to the investment in Dori Group, and so as to decide in the light of this whether to file a derivative claim in the name of the Company and Gazit Development against their officers. The Company and Gazit Development have submitted their responses to the motion and the applicant has submitted its rebuttal. A hearing on the motion is expected to take place in April 2016.

5.	Gazit Germany is involved in a litigation with the landlord of a property under leasehold in Germany with fair value as of the reporting date of EUR 52 million (the "Property"). In August 2015, the landlord of the property demanded to exercise a contractual reversion right which would allow him to acquire the Property at 2/3 of the average of two external appraisals conducted by the parties. Gazit Germany has filed to have the reversion right dismissed by a court and the landlord has counter-filed to have a court enforce the reversion right. At this early stage it is not possible to assess the chances of the aforementioned litigation to succeed.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY

a.	Composition

	December 31, 2015			December 31, 2014			January 1, 2014
	Authorized		Issued and outstanding	Authorized		Issued and outstanding	Authorized		Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	(*	196,509,883	500,000,000	(*	179,444,463	500,000,000	(*	176,837,508

b.	Movement in issued and outstanding share capital

	2015	2014	2013
	Number of Shares
Balance as of January 1 *)	179,444,463	176,837,508	166,294,246
Exercise of share options (employees and officers)	3,441	147,670	104,242
Vesting of RSUs (employees and officers)	43,709	59,285	-
Issue of shares	17,018,270	2,400,000	10,439,020
Balance as of December 31 *)	196,509,883	179,444,463	176,837,508

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	On December 30, 2015, the Company issued to the public through a shelf prospectus, approximately 17 million ordinary shares, at a price of NIS 35.5 per share, for a total gross consideration of NIS 604 million (approximately NIS 586 million, net of issuance expenses).

d.	On October 2014, the Company completed a private placement and issued to a private qualified investor 1.7 million of Company’s shares and 3.4 million of untraded warrants and to a wholly owned subsidiary of the parent company 0.7 million of Company’s shares and 1.4 million of untraded warrants for immediate total consideration of NIS 118 million at U.S.$ 13.25 per share. The untraded warrants were issued for no additional consideration and expired on December 29, 2014.

e.	Composition of other capital reserves:

	Year ended December 31
	2015	2014	2013
	NIS in millions
Available-for-sale financial assets	(16)	51	15
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	86	(43)	44
Share-based payment	16	15	16
Revaluation reserve of cash flow hedges	(36)	(43)	(76)
	197	127	146

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

f.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2015	2014	2013
	NIS in millions
Exchange differences on translation of foreign operations	(3,781)	1,215	(2,414)
Tax effect (Current tax)	(73)	(45)	-
Company's share in other comprehensive income (loss) of equity-accounted investees	20	(22)	(29)
Exercise of translation reserve of company previously accounted for using the equity method	438	-	-
	(3,396)	1,148	(2,443)
Gain (loss) with respect to cash flow hedges	(48)	(6)	172
Transfer to income statement with respect to cash flow hedges	10	74	130
Tax effect	11	(10)	(73)
Company's share in other comprehensive income (loss) of equity-accounted investees	2	(12)	10
Exercise of cash flow hedge reserve of company previously accounted for using the equity method	14	-	-
	(11)	46	239
Gain (loss) with respect to available-for-sale financial assets	(66)	87	(7)
Transfer to income statement with respect to available-for-sale financial assets	- *)	(34)	4
Tax effect	- *)	(17)	(1)
	(66)	36	(4)
Revaluation loss on fixed assets in joint venture	-	-	(6)
Total other comprehensive income (loss)	(3,473)	1,230	(2,214)

*)	Represent an amount of less than NIS 1 million.

g.	Composition of non-controlling interests

	Year ended December 31
	2015	2014	2013
	NIS in millions
Share in equity of subsidiaries *)	23,343	17,713	14,381
Share options, warrants and capital reserve from share-based payment in subsidiaries	121	107	144
Conversion option proceeds in subsidiaries	19	27	26
	23,483	17,847	14,551

*)	Including capital reserves and acquisition-adjustments.

h.	Dividends

1.	Pursuant to the Company's policy, the Company announces every year the anticipated annual dividend. In March 2016, the Company announced that the dividend for the first quarter of 2016 would be NIS 0.46 per share and starting the second quarter of 2016, the quarterly dividend would not be less than NIS 0.35 per share (total amount of dividend to be declared in 2016 would be NIS 1.51 per share), in place of the dividend policy announced in November 2014, pursuant to which the Company distributed NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

2.	The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and revision of this policy.

During 2015, the Company declared and paid dividends in the total amount of approximately NIS 328 million (NIS 1.84 per share) (2014 - NIS 318 million (NIS 1.80 per share), 2013 - NIS 298 million (NIS 1.72 per share)).

3.	On March 30, 2016, the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 90 million), payable on April 20, 2015 to the shareholders of the Company on April 13, 2015.

i.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the operating currencies of its investees in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company's Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company's Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company's management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital in the markets in which they operate. In 2015, the Group raised a total of approximately NIS 2,870 million, in 2014 - NIS 2,483 million and in 2013 - NIS 1,025 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended "stand alone" basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION

a.	Starting December 2011 the Company activates its Share Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company's shares, subject to various tax consequences and regimes.

b.	In 2015, the Company granted, as part of the plan in section a above share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") to the Company's CEO and officers (Refer to Note 38c4).

c.	The following table presents the change in number of the Company's share options and their original weighted average exercise price:

	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	899,854	47.72	1,500,716	44.00
Share options granted	1,076,993	43.41	-	-
Share options forfeited	(146,427)	47.31	(28,485)	48.65
Share options exercised	(33,410)	48.65	(475,295)	35.73
Share options expired	-	-	(97,082)	48.65
Share options at end of year	1,797,010	45.15	899,854	47.72
Share options exercisable at end of year	564,968	47.66	299,951	47.72

Each abovementioned share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). The exercise price is determined as the average share price in the 30 days preceding the grant date. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

d.	The following table presents the movement in units of the Company RSUs and PSUs:

	2015		2014
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	87,398	203,502	151,091	244,760
Units granted	77,205	289,194	-	-
Units forfeited	(15,985)	(108,776)	(4,408)	(41,258)
Units Vested	(43,709)	-	(59,285)	-
Units at end of year	104,909	383,920	87,398	203,502

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company average share price during the vesting period of at least 20% with respect to the Company average share price in the 30 days preceding the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

e.	The expenses recognized in the income statement for share options, RSU's and PSU's in 2015, 2014 and 2013 amounted to NIS 3.1 million, NIS 9.1 million and NIS 9.7 million, respectively.

f.	Information that was used to calculate the fair value of the compensation granted in 2015 (weighed average):

	Options	PSU
Valuation Model	Binomial	Monte-Carlo
Option exercise price/PSU base price (in NIS)	43.4	43.4
Standard deviations	22.38%	18.76%
Risk-free interest rate	0.00%	0.00%
Estimated duration	3.8	3
Share price at the date of grant *)	40.3	40.3
Fair Value per unit (in NIS)	5.8	10.7

*)	The fair value of each RSU is determined according to the share price at the date of grant.

g.	Cash-settled transactions

Several employees and officers of wholly-owned subsidiaries of the Company are entitled to cash compensation, based on the price of the Company's shares ("units"). The vesting period of the units is three years as of the reporting date, there are 16 thousand units outstanding (As of December 31, 2014 - 185 thousand units outstanding).

In addition, as of the reporting date there are 124 thousand RSU units that are vesting over three or four years period and are settled in cash (as of December 31, 2014 - 25 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2015 is NIS 1 million (2014 - NIS 1 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group's liabilities, including guarantees provided by banks in favor of other parties, the Group's rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2015	2014
	NIS in millions
Short-term loans and credit	162	117
Non-current liabilities (including current maturities)	8,145	7,360
Debentures (including current maturities) (1)(2)	834	847
	9,141	8,324

(1)	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,134 million.
(2)	The debentures (series 2005) issued by ATR, a fixed pledge has been placed on properties with total value as of the reporting date of € 30 million (NIS 126 million).

NOTE 30:-	RENTAL INCOME

During the years 2013-2015, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

NOTE 31:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2015	2014	2013
	NIS in millions
Salaries and related expenses	151	97	103
Property tax and other fees	671	624	650
Maintenance and repairs	449	389	413
Utilities	332	243	258
Insurance and security	147	120	124
Others	216	111	141
	1,966	1,584	1,689

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED

		Year ended December 31
		2015	2014	2013
		NIS in millions
a.	Revenues

	Revenues from sale of buildings and land	236	230	328
	Revenues from construction contracts	917	1,127	1,344
		1,153	1,357	1,672

b.	Cost of revenues by revenue sources

	Cost of sale of buildings and land	256	252	279
	Cost of revenues from construction contracts	993	1,408	1,409
		1,249	1,660	1,688

c.	Cost of revenues by expense components

	Land	79	98	73
	Materials	237	311	427
	Subcontractors	751	1,011	959
	Salaries and related expenses	125	120	116
	Depreciation	7	7	5
	Fair value upon acquisition amortization and others	50	113	108
		1,249	1,660	1,688

NOTE 33:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2015	2014	2013
	NIS in millions
Salaries and management fees (1)	416	346	350
Professional fees	122	84	77
Depreciation	43	25	29
Sales and marketing	33	40	38
Other (including office maintenance) (2)	180	124	116
	794	619	610

(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2015	2014	2013
	NIS in millions
Capital gain on assets disposal	6	-	5
Gain from bargain purchase	-	47	198
Others	25	8	15
	31	55	218

b.	Other expenses

	Year ended December 31
	2015	2014	2013
	NIS in millions
Loss from decrease in holding interest, revaluation and realization of associate, net *)	466	1	11
Capital loss on assets disposal (including transaction expenses)	111	65	58
Impairment of other assets	20	14	2
Impairment of goodwill	39	-	-
Other **)	162	1	3
	798	81	74

*)	For the year ended December 31, 2015, includes a net loss in total amount of NIS 466 million due to further purchase of ATR's shares and its initial consolidation (refer to Note 9c) as follows:

NIS in millions
Revaluation of previous investment in ATR	1,079
Realization of capital reserves	452
Total loss on previous investment	1,531
Gain from bargain purchase	(1,065)
Net loss from ATR’s purchase	466

**)	In 2015 includes amount of NIS 109 million due to provision for legal proceedings and legal expenses recognized by ATR, for further details refer to Note 26d2.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2015	2014	2013
	NIS in millions
Finance expenses on debentures	1,252	1,166	1,190
Finance expenses on convertible debentures	68	77	89
Finance expenses on loans from financial institutions and others	502	611	831
Revaluation of derivatives	-	190	2
Loss from early redemption of borrowings and derivatives	78	154	142
Impairment of financial assets	19	-	-
Exchange rate differences and others	67	45	44
Finance expenses capitalized to real estate under development	(134)	(128)	(113)
	1,852	2,115	2,185

b.	Finance income:

	Year ended December 31
	2015	2014	2013
	NIS in millions
Gain from investments in securities	33	35	7
Dividend income	19	24	4
Interest income from investees	43	44	34
Interest income	63	47	73
Revaluation of derivatives *)	699	3	431
Exchange rate differences and others	4	4	-
	861	157	549

*) Mainly from hedging swap transactions.

NOTE 36:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2015		2014		2013
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	178,426	620	176,459	73	171,103	927
Effect of dilutive potential ordinary shares	175	(3)	87	(4)	310	(11)
For the calculation of diluted net earnings per share	178,601	617	176,546	69	171,413	916

For details in respect of the outstanding warrants and stock options of the Company's investees, refer to Note 9c(4), 9d(3), 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group's global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group's comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the U.S. dollar, the Canadian dollar, Euro and Brazilian Real. Some of the Group companies' transactions are performed in currency other than their functional currency. The Group's policy is to maintain a high correlation between the currency in which its assets are purchased and its activity is executed and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross-currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index ("CPI") in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections d and f below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section c below). As of the reporting date, 86.4% of the Group's liabilities (80.4% excluding interest rate swaps) bear fixed interest (as of December 31, 2014 - 91.4%, 88.6% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2015 is NIS 354 million (December 31, 2014 - NIS 299 million). This exposure is not hedged.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

The financial strength of the Group's customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group's policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to more flexible financing through the use of revolving lines of credit for periods 3 to 5 years, in which the Group can utilize credit for different periods.

As of December 31, 2015, the Group has a working capital deficiency of NIS 1.6 billion. The Group has unused approved credit facilities in the amount of NIS 8.1 billion that can be used over the coming year. The Company's management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group's companies to repay their current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section c below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer the bank significant amounts from time to time depends on the fair value of these transactions.

For additional details regarding the maturity dates of the Group's financial liabilities, see d. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31, 2015			December 31, 2014
	Fair value hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	2	754	747	564	562
Financial liabilities
Debentures	1/2	30,895	32,231	26,038	28,081
Convertible debentures	1	*)921	962	*)1,254	1,317
Interest-bearing loans from banks and others	2	12,321	12,492	9,768	10,187
		44,137	45,685	37,060	39,585
Total financial liabilities, net		(43,383)	(44,938)	(36,496)	(39,023)

*)	Excluding the equity component which is presented in non-controlling interests, for a total of NIS 19 million (2014 - NIS 27 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures, convertible debentures) were calculated based on quoted market closing prices on the reporting date (level 1 on the fair values hierarchy). As of December 31, 2015, the Fair value of debentures in total amount of NIS 18.7 billion, that are not quoted in an active market or that are traded in an illiquid market, was evaluated in valuation method (level 2 on the fair value hierarchy) as described below (as of December 31, 2014: approximately NIS 14.7 billion).

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models primarily DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company's management and external valuators estimates reflects market conditions including the parties' credit risk on the reporting date.

As of December 31, 2015 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4%-11%.

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party (level 2 on the Fair Value hierarchy).

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties (level 2 on the Fair Value hierarchy).

*)	Financial assets measured at level 3 on the fair value hierarchy:

Following is the reconciliation between the opening to the closing balance of:

	December 31
	2015	2014
	NIS in millions
Balance at beginning of the year	383	328
Additions	75	2
Capital return	(13)	(10)
Impairment through profit or loss	(1)	(3)
Revaluation through capital reserve	13	27
Translation adjustments from foreign operations	(2)	39
Balance at end of the year	455	383

The balance represent the participation certificates in private equity funds, for additional information refer to note 11.

During 2015, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount NIS in million as of		Linkage basis/Interest receivable	Linkage basis /Interest payable *)	Remaining average effective duration	Fair value - NIS in millions as of
		31.12.15	31.12.14				31.12.15	31.12.14
Cross currency swaps
	Euro-NIS	4,133	2,307	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	8.2	278	16
		50	60	CPI linked, 4.95%	Variable L+1.35%	1.9	26	29
		196	306	nominal, 1.30%-6.83%	Fixed, 0.71%-5.06%	2.5	39	40
		531	531	nominal, 2.63%-2.64%	Variable L	4.4	105	46
	U.S.$-NIS	238	255	CPI linked, 3.56%- 4.57%	Fixed 5.38%- 5.97%	6.8	(20)	(5)
		80	160	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	1.0	4	9
		150	150	Telbor + 0.7%	Fixed 3.53%	1.8	8	7
		243	243	nominal, 2.67%	Variable L	4.4	(3)	(6)
	C$-NIS	398	408	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.2	90	35
		40	80	nominal, 6.4%	Variable, L + 1.08%	1.0	11	12
		288	326	nominal, 1.80%-6.00%	Fixed, 2.85%-3.15%	6.0	42	1
		100	100	Telbor + 0.7%	Fixed 3.37%	1.8	27	14
	BRL- NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	2.0	111	54
	BRL- USD	814	-	Variable, L	Brazil CPI linked 5.70%	2.5	144	-
	Norwegian Krona-Euro	458	-	Fixed, 2.375%	Fixed, 3.4%	6.7	12	-
	Swedish Krona-Euro	637	709	Fixed, 3.75%	Fixed, 5.43%-6.07%	4.5	(10)	3
Interest rate swaps fixed/variable
	U.S.$	1,171	972	Variable	Fixed	4.3	(5)	(1)
	C$	352	250	Variable	Fixed	0.05	(3)	1
		€488	-	Variable	Fixed	2.7	(29)	-
	Norwegian Krona	993	-	Variable	Fixed	5.3	1	-
	Swedish Krona	254	275	Variable	Fixed	1.9	(17)	(25)
Forward contracts
	Different currencies	3,035	4,586			short term	5	3
Call options
	Canadian government bonds	396	470			7.7	(23)	(8)
							793	225
Net proceeds from SWAP CSA transactions							(152)	-
							641	225

*) "L" represents Interbank base-rate related to the currency of the transaction.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2015	2014
	NIS in millions
Current assets	77	90
Non-current assets	702	288
Current liabilities	(45)	(59)
Non-current liabilities	(93)	(94)
	641	225

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2015	2014
	NIS in millions
Assets	16	16
Liabilities	(84)	(36)
	(68)	(20)

d.	Liquidity risk

The table below presents the maturity schedule of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2015

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	1,069	-	-	-	1,069
Trade payables	833	-	-	-	833
Other accounts payable	1,127	-	-	-	1,127
Debentures	2,718	6,737	9,150	19,568	38,173
Convertible debentures	47	411	623	-	1,081
Interest-bearing loans from financial institutions and others	1,261	4,240	5,324	3,457	14,282
Hedging financial derivatives, net	19	(254)	(40)	(202)	(477)
Other financial liabilities	145	62	57	307	571
	7,219	11,196	15,114	23,130	56,659

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2014

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	553	-	-	-	553
Trade payables	900	-	-	-	900
Other accounts payable	1,080	-	-	-	1,080
Debentures	2,715	6,721	5,438	17,696	32,570
Convertible debentures	66	507	778	193	1,544
Interest-bearing loans from financial institutions and others	1,946	2,873	4,335	2,807	11,961
Hedging financial derivatives, net	(6)	(47)	(13)	43	(23)
Other financial liabilities	342	58	33	217	650
	7,596	10,112	10,571	20,956	49,235

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

e.	Linkage terms of monetary balances

	December 31, 2015
	NIS – Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS – non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	171	37	958	755	204	-	2,125
Short-term investments and loans	-	18	75	1	84	25	-	203
Trade and other accounts receivable	261	78	50	134	60	146	125	854
Long-term investments and loans	135	153	369	294	133	550	-	1,634
Total monetary assets	396	420	531	1,387	1,032	925	125	4,816
Other financial assets (1)	-	-	-	-	-	-	1,588	1,588
Other assets (2)	66	18,342	22,711	20,870	3,406	11,423	1,014	77,832
Total assets	462	18,762	23,242	22,257	4,438	12,348	2,727	84,236
Liabilities:
Short-term credit from banks and others	113	-	74	713	162	-	-	1,062
Trade payables and other accounts payable	373	227	586	417	204	375	283	2,465
Liabilities attributable to assets held for sale	-	-	-	-	-	50	-	50
Debentures (3)	11,276	2,100	6,316	9,204	835	1,164	-	30,895
Convertible debentures	-	-	921	-	-	-	-	921
Interest-bearing loans from financial institutions and others	526	4,949	3,949	1,371	232	1,294	-	12,321
Other financial liabilities	1	82	61	247	7	2	2	402
Total financial liabilities	12,289	7,358	11,907	11,952	1,440	2,885	285	48,116
Other liabilities (4)	-	-	-	-	-	-	5,125	5,125
Total liabilities	12,289	7,358	11,907	11,952	1,440	2,885	5,410	53,241
Assets, net of liabilities	(11,827)	11,404	11,335	10,305	2,998	9,463	(2,683)	30,995

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 5,131 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,628 million from non-linked NIS to foreign currency and NIS 814 million from U.S. $ to Brazilian Real.
(4)	Mainly deferred faxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2014
	NIS – Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS – non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	196	68	158	140	88	-	650
Short-term investments and loans	102	44	220	2	-	-	-	368
Trade and other accounts receivable	361	207	51	56	25	65	88	853
Long-term investments and loans	169	150	337	183	33	499	71	1,442
Total monetary assets	632	597	676	399	198	652	159	3,313
Other financial assets (1)	-	-	-	-	-	-	1,060	1,060
Other assets (2)	-	16,978	25,735	12,952	3,507	6,255	184	65,611
Total assets	632	17,575	26,411	13,351	3,705	6,907	1,403	69,984
Liabilities:
Short-term credit from banks and others	3	-	12	323	215	-	-	553
Trade payables and other accounts payable	292	222	680	240	534	50	218	2,236
Liabilities attributable to assets held for sale	-	-	-	-	110	-	-	110
Debentures (3)	9,959	2,963	7,218	4,717	1,181	-	-	26,038
Convertible debentures	-	-	1,254	-	-	-	-	1,254
Interest-bearing loans from financial institutions and others	359	3,656	4,269	593	242	539	-	9,658
Other liabilities	2	82	68	25	6	-	7	190
Total financial liabilities	10,615	6,923	13,501	5,898	2,288	589	225	40,039
Other liabilities (4)	-	-	-	-	-	-	4,075	4,075
Total liabilities	10,615	6,923	13,501	5,898	2,288	589	4,300	44,114
Assets, net of liabilities	(9,983)	10,652	12,910	7,453	1,417	6,318	(2,897)	25,870

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2014, the Company has NIS 3,396 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,896 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2015	(56)	(10)	(24)	(6)
31.12.2014	(48)	(10)	(18)	(3)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax equity	NIS in millions
31.12.2015	(231)	(116)	116	231
31.12.2014	(200)	(100)	100	200

	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2015	122	61	(62)	(124)
31.12.2014	81	40	(41)	(83)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2015
Change in exchange rate of €	(544)	(269)	267	533
Change in exchange rate of U.S.$	(1)	(1)	-	-
Change in exchange rate of C$	(74)	(37)	37	74
Change in exchange rate of Brazilian Real	(83)	(42)	42	83
31.12.2014
Change in exchange rate of €	(377)	(187)	185	367
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(96)	(48)	48	95
Change in exchange rate of Brazilian Real	(24)	(12)	12	24

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2015
Change in interest on €	564	296	(339)	(732)
Change in interest on U.S.$	19	10	(11)	(24)
Change in interest on C$	67	35	(37)	(77)
Change in interest on Brazilian Real	24	13	(11)	(23)
Change in nominal interest on NIS	(107)	(55)	58	119
Change in real interest on NIS	(783)	(403)	433	909
31.12.2014
Change in interest on €	257	135	(129)	(129)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change in interest on Brazilian Real	13	7	(6)	(12)
Change in nominal interest on NIS	(138)	(71)	68	109
Change in real interest on NIS	(459)	(238)	252	527

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2015
Change in interest on €	(37)	(19)	21	45
Change in interest on U.S.$	83	43	(46)	(94)
Change in interest on C$	78	41	(44)	(92)
Change in interest on Swedish Krona	9	5	(5)	(10)
Change in interest on Norwegian Krona	91	47	(50)	(104)
31.12.2014
Change in interest on U.S.$	66	34	(37)	(59)
Change in interest on C$	60	32	(34)	(71)
Change in interest on Swedish Krona	15	8	(3)	(3)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated.

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company's policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2015	2014	2013
	NIS in millions
Management fees from the parent company (section d)	1.5	1.3	1.3
Interest income from investees	43	44	34

b.	Other expenses and payments

	Year ended December 31
	2015		2014		2013
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors' fees	8	3.3	9	2.5	8	2.9
Salaries and related expenses, see (1) below	5	28.1	5	*)60.5	4	*)26.4

*)	Includes compensation of NIS 14.6 million and NIS 2.9 million for the years 2014 and 2013, respectively, from equity-accounted jointly controlled company, which initially consolidated in January, 2015.

(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board , the CEO and the former Company's President, see details in section c below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors and a Controlling Shareholder, Mr. Chaim Katzman

a)	Mr. Katzman serves as the chairman of the Board of Directors of the Company but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company's Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company's resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY's Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY's compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In additional, in January 2015 255,000 restricted shares were granted to Mr. Katzman, which are vested every month over 36 months commencing January 2015 and ending on December 31, 2017.

c)	In January 2015, FCR and Mr. Katzman entered into an employment agreement for a period of two years in light of the appointment of Mr. Katzman as Non-Executive Chair of the Board. In accordance with the agreement, with effect from January 1, 2015, Mr. Katzman is entitled to annual compensation in the amount of C$ 150 thousand, as well as to an annual grant of deferred restricted share units convertible into FCR shares with a value of C$ 150 thousand. In accordance with the terms of the agreement, in January 2015, Mr. Katzman was granted 1,995 deferred restricted share units for no consideration, that are convertible into 1,995 FCR shares based on a price of C$ 18.85 per unit at the grant date, that will vest at the end of Mr. Katzman service as a director in FCR.

On May 4, 2015, Mr. Katzman ended his office as Non-Executive Chair of the Board of Directors of FCR, and as of said date he serves as a director in FCR. For his service as director in FCR, Mr. Katzman is entitled to the same directors' fees that are payable to the other members of the Board of Directors of FCR, which as of said date is an annual amount of C$ 30 thousand as well as a quarterly allotment of 600 deferred share units and fees of C$ 1,500 per meeting (this in lieu of the compensation to which he would have been entitled under the agreement between Mr. Katzman and FCR from January 2015, as described above). Upon the termination of his office as the Chairman of the Board of Directors of FCR, it has been agreed that the restricted shares and share units that had been allotted to Mr. Katzman in January 2015, will continue to vest pursuant to their terms.

d)	According to the advisory agreement since 2008 with ATR, Mr. Katzman, ATR's Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR.

e)	For 2015, Mr. Katzman is entitled for director's remuneration in the amount of € 165 thousand for his services as CTY's chairman of the Board (with respect to 2014 amount of € 165 thousand).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Active Vice Chairman of the Company's Board of Directors and a Controlling Shareholder, Mr. Dori Segal

a)	Mr. Segal serves as the Active vice Chairman of the Company’s Board of Directors, but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company's Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Segal is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In February 2015, Mr. Segal ended his appointment as FCR’s President and CEO and was appointed as Executive Vice Chairman and Chairman of the Executive Committee of the board of directors of FCR.

In December 2014, FCR and Mr. Segal entered into an agreement for the termination of Mr. Segal’s employment as President and CEO of FCR. Within the framework of the agreements, it was agreed for a period of two years for his service as Executive Vice Chairman of the board of directors, Mr. Segal would be entitled to annual compensation in the amount of C$ 700 thousand and to an annual grant of restricted stock units with a value of C$ 300 thousand. It was provided that the agreement would be for a period of two years.

According to his agreement, approximately 15 thousand restricted units convertible into 15 thousand FCR shares were issued to Mr. Segal for no consideration in March 2015, based on the price of C$ 19.97 per share at the grant date

In May 2015, Mr. Segal appointed as chairman of the board of directors of FCR, this without changing the terms of his employment as described above.

c)	Mr. Segal receives for his services on EQY's Board restricted shares each year. With respect to 2015 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S.$ 25.62. In 2016 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S$ 27.72 with respect to 2016, Mr. Segal also received directors' compensation of U.S.$ 73 thousand with respect to 2015 (with respect to 2014 amount of U.S. $ 74.5 thousand).

d)	Commencing in January 2016, Mr. Segal is entitled to directors' remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000 ("the Remuneration Regulations"), as shall be in effect from time to time based on the ranking of the Company; or (b) the lowest amount that is payable to another director in the Company. As of the reporting date the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal is entitled the remuneration that is set out in the Remuneration Regulations.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, as recently extended in September 2013, Mr. Mientkavich is employed as Active Deputy Chairman of the Company's Board of Directors for a three-year period which ends in September 2016, in a 50% capacity, at a gross monthly salary of NIS 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich is also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which will be calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus. With respect to 2015, Mr. Mientkavich received a grant in the amount of NIS 250 thousands.

The provision of the employment agreement also provides that, in the event of the agreement being terminated by either party to the agreement at the end of the agreement's term or during the course thereof, other than for dismissal "with cause", Mr. Mientkavich will be entitled to 60 days' advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months' salary.

4.	Company's CEO, Ms. Rachel Lavine

Starting in September 2015 Ms. Rachel Lavine serves as the Company’s CEO. Ms. Lavine also serves as a board member of the Company, as the Vice Chairman of the board of ATR, as the Chairman of the Board of Gazit Development and as a board member of CTY.

In September 2015, the Company’s general shareholders’ meeting, approved the terms of employment of Ms. Rachel Lavine as the CEO of the Company.

The term of the engagement between the Company and Ms. Lavine is three years, commencing from September 1, 2015, subject to the rights of each of the parties to terminate it on 180 days advance notice. The monthly salary of Ms. Lavine will amount to NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and the Company’s customary social benefit conditions) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company’s public subsidiaries. The salary will be updated once every year, at the rate of the increase in the Israeli Consumer Price Index. In addition to the fixed salary, Ms. Lavine will be entitled to ancillary benefits, as customary at the Company and as set forth in the Company’s compensation policy. Ms. Lavine will also be entitled to indemnification, exemption and insurance under terms identical to those that apply to the other office holders of the Company. For the period from September 1, 2015 to December 31, 2015, the cost of employment of Ms. Lavine in the Company (less the compensation paid to her by the aforesaid subsidiaries) amounted to NIS 490 thousand (excluding grants). In addition, the cash directors' remuneration that Ms. Lavine received for her service as director in the Company up to the date of her appointment as CEO of the Company, in the amount of NIS 223.5 thousand, as customary in the Company.

Ms. Lavine will be entitled to an annual cash bonus, in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year. The annual bonus will be as prescribed in the Company’s compensation policy and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus. With respect to 2015, Ms. Lavine received a grant in the amount of NIS 729 thousands.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The agreement includes various provisions relating to the compensation to which Ms. Lavine will be entitled in the event of the termination of her employment with the Company, in accordance with the circumstances resulting in the termination of employment, including non-renewal of the agreement, termination of employment on the imitative of the Company (including, “with cause”), resignation, including in circumstances where resignation is viewed under the law as dismissal, in the event of death or loss of working capacity, and also in the event of a change in the control of the Company (as defined in the agreement).

In the situations described, Ms. Lavine (or her estate) will be entitled to terms that include, in accordance with the circumstances resulting in the termination of employment, continued payment of salary for a period of up to 24 months, (during part of which it will also include payment of salary-related benefits), a proportional part of the annual grant for the year in which her service terminated, and acceleration of the vesting period in respect to all the equity components of her compensation.

In September 2015, the Company's General Meeting approved a private allotment to Ms. Lavine of non listed share options, Restricted shares units (RSUs) and Performance share units (PSUs) at a total value of NIS 8.25 million (spread over three years), according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance, Pursuant to her terms of employment as mentioned above (as described in Note 28). According to the aforesaid approval, in September 2015, the Company granted Ms. Lavine approximately 718 thousand non-listed share options, 51 thousand RSUs and 196 thousand PSUs.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 43.836, linked to the Israeli CPI and subject to adjustments. The options vest over three years in three equal installments, starting one year from their grant date and expire 4 years after their grant date. In the event of a termination of the agreement with the Company, the exercisable share options that will not be exercised within 90 days from the date of the termination of the agreement will expire. In certain cases Ms. Lavine is entitled to an acceleration of the share options’ vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 5.7. The option fair value was calculated using a standard deviation of 22.67%, a risk free interest rate of 0% and a share price of NIS 40.34.

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal installments, starting one year from their grant date. The PSUs vest over three years from the grant date in one installment and are subject to a comprehensive yield performance (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, Ms. Lavine shall be entitled to a cash compensation that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each RSU on the grant date is approximately NIS 40.3. The fair value of each PSU on the grant date, based on Monte-Carlo model is approximately NIS 10.5. The PSU fair value was calculated using a standard deviation of 18.83%, a risk free interest rate of 0% and a share price of NIS 40.3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In July 2014 Ms. Lavine and ATR signed an addendum to her employment agreement. Pursuant to this addendum, Ms. Lavine's annual salary amounted to EUR 380 thousand per year and she was also entitled to an annual bonus in the amount of EUR 120 thousand, to be granted as restricted shares of ATR. In July 2015, the terms of Ms. Lavine's compensation in ATR were amended and in place of the compensation that is detailed above, starting on August 1, 2015 Ms. Lavine is entitled to annual consulting fees in the amount of EUR 475 thousand.

On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon Management Company Ltd. (a company under the control of Ms. Rachel Lavine). Pursuant to the agreement, the consultant company provided (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 million, under the terms set forth in the agreement.

Following the appointment of Ms. Rachel Lavine as the Company’s CEO, Ms. Lavine’s services agreement with Gazit Development was terminated, but she continues to serve as Chairperson of the Board of Directors of Gazit Development. Ms. Lavine will continue to serve as Chairman of Gazit Development’s board of directors for no additional consideration.

Within the framework of the termination of the agreement between Ms. Lavine and Gazit Development it was agreed that Ms. Lavine will be paid a one-time payment of: (a) NIS 1 million, net of ongoing payments paid to her; and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development.

Ms. Lavine also received cash from CTY for her service as a director of CTY, in the amount of EUR 40 thousand which is deducted from the annual salary Ms. Lavine is eligible for as describe above.

5.	Former Company's President, Mr. Aharon Soffer

Until August 2015, Mr. Soffer had served as the President of the Company accordance to his employment agreement, as renewed in September 2013 of which Mr. Soffer was entitled to a gross monthly salary of NIS 160 thousands, linked to the CPI, plus associated customary benefits and an annual bonus at an amount of up to 100% of his yearly salary in accordance with the attainment of measurable goals set for the Company pursuant to the Company's Compensation Policy and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of 20% of the annual bonus. Mr. Soffer's annual salary for 2015 (excluding bonus) totaled to NIS 3,074 thousand. Upon the termination of Mr. Soffer's employment in the Company, the final installment of the share options was forfeited and the RSU's and PSU's granted to him according to his employment agreement expired unexercised. With respect to 2015 Mr. Soffer received a grant in the amount of NIS 500 thousand.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

6.	In September 2015, the Company’s general shareholders’ meeting approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. The compensation to which Mr. Gordon is entitled for his employment at Gazit USA will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA.

d.	Entering into an agreement with Norstar

On January 26 2012, the Company's shareholders meeting approved entering into an agreement with Norstar (the "Gazit-Norstar Agreement"), as amended in September 2014, with respect to the following matters:

1.	Norstar will pay the Company monthly management fees of NIS 122 thousands (as updated in September 2014) linked to the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company's controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in the real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company's shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

e.	Balances with related parties

	December 31
	2015	2014
	NIS in millions
Interest receivable from joint ventures and equity-accounted investees (Note 6)	32	30
Loans to equity-accounted investees (Note 9a)	880	878

f.	Consolidated Companies:

For details regarding transactions and balances with consolidated companies, see note 9.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION

a.	General

According to the "management approach", as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of "reportable segment" (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company's management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an "operating segment" in accordance with IFRS 8 as they constitute the entity's business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company's management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

As of and for the year ended December 31, 2015

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe (2)	Shopping centers in Central-Eastern Europe (2)	Initiation and performance of construction works	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,400	2,001	1,421	1,192	1,153	344	(208)	7,303
Segment results:
Gross profit (loss) (4)	1,036	1,254	989	834	(97)	250	(178)	4,088
Depreciation and amortization (4)	361	7	50	13	10	2	(354)	89
Share in earnings (losses) of investees	25	38	14	43	17	(1)	106	242
Operating income (loss) (5)	559	1,134	754	632	(149)	163	387	3,480
Revaluation gain (loss) (5)	1,083	125	199	(448)	-	(81)	(878)	-
Segment assets:
Operating assets (6)	12,000	22,728	21,271	12,173	937	4,407	7,724	81,240
Investments in investees	253	451	408	719	376	47	742	2,996
Total assets	12,253	23,179	21,679	12,892	1,313	4,454	8,466	84,236
Investments in non-current assets (7)	1,031	1,154	7,676	242	2	697	-	10,802
Segment liabilities (8)	288	399	436	570	448	74	51,026	53,241

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments (Cont.)

As of and for the Year ended December 31, 2014

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central-Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270
Segment results:
Gross profit (loss) (4)	943	1,318	948	969	(302)	332	(1,182)	3,026
Depreciation and amortization (4)	361	9	4	13	9	3	(367)	32
Share in earnings (losses) of investees	39	30	-	-	(9)	(2)	(46)	12
Operating income (loss) (5)	473	1,193	853	756	(393)	260	304	3,446
Revaluation gain (loss) (5)	654	137	251	(803)	-	187	(426)	-
Segment assets:
Operating assets (6)	11,356	25,817	15,945	14,217	1,122	5,145	(9,831)	63,771
Investments in investees	343	465	171	-	416	53	4,765	6,213
Total assets	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984
Investments in non-current assets (7)	799	1,552	457	1,255	3	536	(1,253)	3,349
Segment liabilities (8)	288	458	332	579	523	87	41,847	44,114

As of and for the Year ended December 31, 2013

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central-Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818
Segment results:
Gross profit (4)	870	1,396	963	915	(27)	377	(1,053)	3,441
Depreciation and amortization (4)	315	11	4	10	7	3	(316)	34
Share in earnings of investees	10	8	-	-	(11)	(4)	146	149
Operating income (loss) (5)	420	1,275	884	743	(79)	326	517	4,086
Revaluation gain (loss) (5)	686	217	139	(101)	(1)	(65)	(875)	-

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2015	2014	2013
	NIS in millions
U.S.	1,430	1,391	1,401
Canada	2,001	2,100	2,216
Northern and Western Europe	1,459	1,441	1,487
Central-Eastern Europe	1,195	1,374	1,348
Israel	1,357	1,568	1,778
Other	70	40	34
Reconciliations (1) (3)	(209)	(1,644)	(1,446)
Total	7,303	6,270	6,818

Location of non-current operating assets (7)

	December 31
	2015	2014
	NIS in millions
U.S.	11,952	11,892
Canada	22,329	24,875
Northern and Western Europe	20,015	16,251
Central-Eastern Europe	11,822	13,991
Israel	2,782	2,693
Other	1,018	904
Reconciliations (1) (6)	9,673	(4,516)
Total non- current assets	79,591	66,090

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. (except fair value gain) is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) ("EQY accounts").

2.	Jointly controlled entities are accounted for according to the equity method. Information of the segment "shopping centers in central-eastern Europe" that represent reportable segment was included in 2014 and 2013 in segments information at its full value and offset against the consolidation adjustments column, and in 2015 was consolidated in the financial statement.

Therefore, the initial consolidation of ATR in the financial statement had no effect on manner of presentation of the segments.

Similarly, the information of the segment "shopping centers in North Europe" reflects 100% of the value of the joint venture Kista Galleria, and is offset against the consolidation adjustments column. In addition, since July 2015 the segment data included Sektor's data.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY’s joint operation other adjustments between U.S.GAAP to IFRS, elimination of ATR's (in years 2013-2014), and Kista Galleria results as referred to above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Segments’ operating income excludes revaluation gains which are included in consolidation adjustments. Adjustments for Operating Income include the stated in section 4 above, as well as goodwill impairment, adjustment due to ATR results (in the years 2013-2014) as mentioned above, revaluation gains which are presented separately below operating profit. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 113 million, NIS 115 million and NIS 159 million and unallocated net other income (expense) of approximately NIS (521) million, NIS 24 million and NIS 162 million, for 2015, 2014 and 2013, respectively.

6.	Segment assets include current operating assets, investment property, property under development, goodwill, fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill (at group level) and fair value adjustments of investment property mainly in EQY and cancellation of ATR's and Kista Galleria assets as mentioned above.

7.	Investments in non-current assets include mainly fixed assets, investment property, investment property under development and goodwill, as well as business combination, refer to Notes 9c2 and 9f7.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants' security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:-	EVENTS AFTER THE REPORTING DATE

a.	Further to Note 9d8, in January 2016, LIH converted its units into 11.4 million EQY’s shares and sold EQY’s shares to the public through a public offering published by EQY in the United States. As a result of the conversion, the Group's interest in EQY decreased from 38.4% to 35.3% and the Group is expected to recognize an equity decrease during the first quarter of 2016 at the amount of NIS 6 million which will be recognized in capital reserves.

b.	During January 2016, the company sold 6.5 million FCR's shares to the public in Canada for consideration of C$ 117 million (NIS 329 million). As a result of the sale, the Group's interest in FCR decreased from 42.2% to 39.3% and the Group is expected to recognize an equity increase during the first quarter of 2016 at amount of NIS 34 million which will be recognized in capital reserves.

c.	In February 2016, EQY early redeemed debentures at the amount of U.S.$ 101 million (NIS 394 million) which bear interest of 6.25% and their original maturity date applies to January 2017. As a result of the early redemption EQY is expected to recognize loss at the amount of U.S. $ 5.2 million (NIS 20 million) during the first quarter of 2016.

d.	During the first quarter of 2016, the Company repurchase debentures with par value of NIS 70 million (series A,B,C,F and I) through market trades in consideration for NIS 78 million. The debentures were cancelled and delisted.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

e.	In March 2016, the Company, a company controlled by Mr. Ronen Ashkenazi, who owns 15.3% of the shares of Gazit Development (“Ashkenazi Company”) and Gazit Development entered into an agreement pursuant to which Gazit Development has granted the Company an interest bearing perpetual capital note in an amount of NIS 375 million that bears interest in the rate of Prime plus 2.5%(which is payable only on the date of a dividend distribution or upon liquidation). The capital note is convertible into shares of Gazit Development any time after the elapse of 24 months from the date of its issuance, subject to the Company’s undertaking not to convert it if certain conditions are fulfilled. In the event of the capital note being converted, wholly or partly, Gazit Development has undertaken to grant to Ashkenazi Company, on the date of the capital note’s conversion and for no additional consideration, warrants to acquire shares of Gazit Development, in such a quantity that the Ashkenazi Company’s fully-diluted interest following the grant will be identical to its fully-diluted interest immediately prior to the conversion. The warrants will be exercisable from the date of their grant until the elapse of three years at an exercise price equal to the share price at which the conversion of the capital note by the Company will be performed with addition of annual interest rate of 6.665% and linked to the increase in the CPI.

In parallel, Gazit Development has repaid the balance of its debt to the Company in an amount of NIS 375 million, whose due date for repayment was December 31, 2016.

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2015 (1)

	Holding interest as of December 31,						Additional information
	2015		2014		Note	Incorporated in	in Note
	%
Equity One Inc.	38.4	*)	43.3	*)	(3)	USA	9d
First Capital Realty Inc.	42.2		44.0		(3)	Canada	9e
M.G.N USA Inc.	100		100		(2)	USA
Gazit (1995) Inc.	100		100		(3)	USA
Gazit Group USA Inc.	100		100		(3)	USA
M.G.N America LLC.	100		100		(3)	USA
Gazit First Generation LLC.	100		100		(3)	USA
Gazit S.A. Inc.	100		100		(3)	USA
ProMed Properties Inc.	100		100		(3)	USA	9h
Gazit Canada Inc.	100		100		(2)	Canada
Gazit America Inc.	100		100		(3)	Canada
Ficus Inc.	100		100		(3)	USA
Silver Maple (2001) Inc.	100		100		(3)	USA
Golden Oak Inc.	100		100		(2)	Cayman Islands
Hollywood Properties Ltd.	100		100		(2)	Cayman Islands
Citycon Oyj	43.4		42.8		(2)	Finland	9f
Gazit Europe (Netherlands) BV	100		100		(2)	Netherlands
Gazit Europe (Asia) BV	100		100		(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100		100		(3)	Germany	9h
Gazit South America L.P.	94		100		(4)	USA
Gazit Brazil Ltda.	100		100		(3)	Brazil	9h
Gazit Gaia Limited	100		100		(2)	Jersey
Gazit Midas Limited	100		100		(2)	Jersey
Atrium European Real Estate Limited	54.9		41.2		(3)	Jersey	9c
Gazit Globe Israel (Development) Ltd.	84.65		84.65		(2)	Israel	9h
Hashalom Boulevard House Ltd (in voluntary liquidation).	100		100		(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100		100		(2)	Israel
G.Globe Development Ltd.	100		100		(2)	Israel
Acad Building and Investments Ltd.	100		100		(5)	Israel
U. Dori Group Ltd.	84.9		84.9		(5)	Israel	9g

(1)	The list does not include inactive companies and companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil, Gazit South America L.P. and ProMed Properties Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.
*)	The interest in voting rights as of December 31, 2015 and 2014 is 38.3% and 43.3%, respectively.

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

GAZIT-GLOBE LTD.

CHAPTER D

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015

Unaudited

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro forma consolidated financial statements – Board of Directors’ explanations

a.	General

Presented below are pro forma consolidated financial statements for the years ended December 31, 2014 and 2013 (together the “Pro Forma Periods”), in accordance with Regulation 38B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (the “Pro Forma Statements”).

The Pro Forma Statements have been prepared in order to reflect the consolidation of Atrium European Real Estate Limited (“ATR”) in the financial statements of the Company with effect from January 1, 2013 (the “Pro Forma Consolidation Date”), instead of it being presented according to the equity method, with this being made under certain assumptions, which are set forth in Note 2b to the Pro Forma Statements.

Pro forma report for the year ended December 31, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss in that period, which carried out as a result of realization of previous investment in ATR.

It is clarified that the Pro Forma Statements do not reflect the actual results of the Company; rather, they have been prepared in order to provide additional information, based on different assumptions, including assumption that the Company made investment in the shares of ATR on January 1, 2013. In accordance with these assumptions, the Company has included in the Pro Forma Statements, inter alia, the financial results including other comprehensive income items of ATR in the Pro Forma Periods at their full value instead of including the Company’s share in ATR‘s net income in equity earnings and has reversed the bargain purchase gains that were recognized as a result of increase in the holding interest in ATR during the Pro Forma Periods that were reclassified to capital reserve of transactions with non-controlling interests. It should be noted that the increase in the holding interest to 55% actually took place in January 2015, as described in Note 9c2 to the consolidated financial statements.

ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges. For details regarding the Company’s acquisition of ATR shares in January 2015 and the Company gaining control over ATR, refer to Note 9c2 to the consolidated financial statements.

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

b.	Analysis of pro forma results of operations

1.	Below is an analysis of the pro forma results of operations for the year ended December 31, 2015, compared to the year ended December 31, 2014:

Rental income

The decrease in rental income with respect to ATR’s operations to NIS 1,192 million in 2015, from NIS 1,372 million in 2014 is mainly due to 9.1% decrease in the average exchange rate of the Euro against the NIS and also to the decrease in rental income in Russia.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 358 million in 2015, from NIS 403 million in 2014 is mainly due to the decrease in the average exchange rate of the Euro, as referred to above.

Net operating rental income (NOI)

The decrease in net operating rental income with respect to ATR’s operations to NIS 834 million in 2015, compared with NIS 969 million in 2014 is mainly due to the decrease in the average exchange rate of the Euro, as referred to above, as well as to the decrease in the net operating income in Russia. The gross profit margin in 2015 amounted to 70%, compared with 70.6% in 2014.

Fair value loss from investment property and investment property under development

In 2015, ATR recognized a fair value loss from investment property and lands for development of NIS 448 million, compared with a fair value loss from investment property and lands for development of NIS 803 million in 2014. The decrease is mainly due to lower revaluation loss in Russia.

General and administrative expenses

General and administrative expenses with respect to ATR’s operations amounted to NIS 129 million in 2015 compared to NIS 131 million in 2014.

Other expenses

The increase in pro form other expenses with respect to ATR's operations to NIS 121 million in 2015, from NIS 81 million in 2014 is mainly due to increase in provision for legal proceedings in 2015, which was offset by a goodwill impairment recorded in 2014.

Company’s share in earnings of equity-accounted investees

The change in the Company’s share in the earnings of equity-accounted investees in the Pro Forma Periods is due to the reversal of the Company’ share in the equity earnings of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method. From 2015 ATR recorded gain from joint venture accounted at equity, which owns income producing property in Czech Republic, in the amount of NIS 43 million.

Finance expenses

The increase in finance expenses with respect to ATR’s operations to NIS 262 million in 2015, from NIS 199 million in 2014, is due to a loss from early redemption of debentures and to an increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance the acquisition of income-producing properties.

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Finance income

The decrease in finance income with respect to ATR’s operations to NIS 18 million in 2015, from NIS 65 million in 2014, is due to income from currency exchange differences that was recorded in 2014, in contrast to expenses from foreign currency exchange differences recorded in 2015 which were included in finance expenses.

Taxes on income

In 2015, ATR recorded tax income of NIS 149 million, compared with tax expenses of NIS 99 million in 2014. Tax income in 2015 arose mainly from deferred tax income resulting from changes in temporary differences and the restructuring relating to ATR’s investment property which was offset against the decrease in the deferred tax assets related to loss for tax purposes of subsidiaries in Russia.

2.	Below is an analysis of the pro forma results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013:

Rental income

The increase in rental income with respect to ATR’s operations to NIS 1,372 million in 2014 from NIS 1,345 million in 2013, is mainly due to acquisition of properties in these years.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 403 million in 2014 from NIS 430 million in 2013, is mainly due to operational efficiency.

Net operating rental income (NOI)

The increase in net operating rental income with respect to ATR’s operations to NIS 969 million in 2014, compared with NIS 915 million in 2013, is due to the reasons described in rental income and in property operating expenses, as referred to above. The gross profit margin in 2014 amounted to 70.6%, compared to 68% in 2013.

Fair value loss from investment property and investment property under development

In 2014, ATR recognized a fair value loss from investment property and lands for development of NIS 803 million, compared with a fair value loss from investment property lands for development of NIS 101 million in 2013 mainly due to the revaluation loss from properties in Russia being greater in 2014 than in 2013.

General and administrative expenses

General and administrative expenses with respect to ATR’s operations amounted to total of NIS 131 million in 2014, similar to 2013.

Other income

The decrease in pro forma other income in 2014 and 2013 is mainly due to the reversal of a gain from bargain purchase of NIS 47 million and NIS 173 million, respectively that the Company recognized with respect to the increase in its holding interest in ATR, as explained in the pro forma assumptions.

Other expenses

The increase in pro forma other expenses respect to ATR's operation to NIS 81 million in 2014, from NIS 48 million in 2013, is mainly due to capital loss and due to increase in impairment of assets recorded in 2014.

Company’s share in earnings of equity-accounted investees

The change in the Company’s share in the earnings of equity-accounted investees in the Pro Forma Periods is due to the reversal of the Company’ share in the equity earnings of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method.

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Finance expenses

The increase in the pro forma finance expenses in 2014 and 2013 was mainly due to recording notional interest expenses of NIS 25 million and NIS 31 million, respectively, for the financing of the investment in ATR in these years, and to the consolidation of ATR’s finance expenses of NIS 199 million and NIS 218 million, respectively. The increase was offset by a reduction in pro forma acquisition differences of NIS 15 million recorded in 2014 and 2013.

The decrease in the finance expenses with respect to ATR’s operations to NIS 199 million in 2014, from NIS 218 million in 2013, is mainly due to currency exchange differences that were offset by increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance the acquisition of income-producing properties.

Finance income

The increase in finance income with respect to ATR's operations to NIS 65 million in 2014 from NIS 11 million in 2013, is mainly due to income from currency exchange differences that was recorded in 2014, in contrast to expenses from currency exchange differences recorded in 2013 which were included in finance expenses.

Taxes on income

The changes in the pro forma taxes on income in 2014 and 2013 were due to the consolidation of ATR’s results, as well as to the amortization of acquisition-differences with respect to the investment in ATR.

In 2014, ATR recorded tax expenses of NIS 99 million, compared with tax income of NIS 70 million in 2013. The increase in tax expenses arose mainly from deferred tax income resulting from changes in temporary differences relating to ATR’s investment property.

c.	Adjustments in the pro forma statement of comprehensive income

The statement of comprehensive income in the Pro Forma Periods includes an adjustment to the capital reserve for exchange differences on the translation of foreign operations, in order to reflect the effect on the Company’s results, of the changes in the exchange rate of the Euro against the New Israeli Shekel starting from the Pro Forma Consolidation Date. The adjustment to this capital reserve amounted to an expense of NIS 70 million, and NIS 207 million for the years ended December 31, 2014 and 2013, respectively.

In addition, the statement of comprehensive income in the Pro Forma Periods includes the reversal of the Company’s share in the other comprehensive loss of ATR (which was mainly due to differences on the translation of foreign operations reserve and on the cash flow hedging reserve), and the full effect of the differences on the translation of foreign operations reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

Moreover, in light of the inherent ineffectiveness of cash flow hedging transactions at the Group level, ATR’s inclusion of a cash flow hedging transactions reserve has been reversed against the recording of finance expenses.

March 30, 2016
Date of approval of the pro forma financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO and Director

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To the Shareholders of

Gazit Globe Ltd.

We have audited the accompanying pro forma consolidated statement of profit or loss and pro forma consolidated statements of other comprehensive income of Gazit Globe Ltd. ("the Company") for each of the two years in the period ended December 31, 2014. These pro forma financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these pro forma financial statements based on our audit.

We did not audit the financial statements of an acquired company, whose revenues constitute approximately 18% and 16% of total pro forma consolidated revenues for the years ended December 31, 2014 and 2013, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included in respect of this company, is based on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the pro forma financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the pro forma financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall pro forma financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the pro forma consolidated financial statements referred to above present fairly, in all material respects, the results of pro forma consolidated operations of the Company and its subsidiaries for each of the two years in the period ended December 31, 2014, in accordance with the accounting policy described in Note 1 and in accordance with certain assumptions set forth in Note 2b to the pro-forma consolidated financial statements and in accordance with Regulation 9a to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2016	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of income for the year ended December 31, 2014 –

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions (except for per share data)

Rental income	4,913	1,372	6,285
Property operating expenses	1,584	403	1,987

Net operating rental income	3,329	969	4,298

Revenues from sale of buildings, land and construction work performed	1,357	-	1,357
Cost of buildings sold, land and construction work performed	1,660	-	1,660
Gross loss from sale of buildings, land and construction work performed	(303)	-	(303)
Total gross profit	3,026	969	3,995
Fair value gain from investment property and investment property under development, net	1,053	(803)	250
General and administrative expenses	(619)	(131)	(750)
Other income	55	(47)	8
Other expenses	(81)	(33)	(114)
Company's share in earnings of equity-accounted investees, net	12	98	110

Operating income	3,446	53	3,499

Finance expenses	(2,115)	(215)	(2,330)
Finance income	157	65	222

Income before taxes on income	1,488	(97)	1,391
Taxes on income	405	82	487

Net income	1,083	(179)	904

Attributable to:

Equity holders of the Company	73	(84)	(11)
Non-controlling interests	1,010	(95)	915

	1,083	(179)	904

Net earnings (losses) per share attributable to equity holders of the Company:
Basic net earnings (losses)	0.41	(0.47)	(0.06)

Diluted net earnings (losses)	0.39	(0.47)	(0.08)

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of comprehensive income for the year ended December 31, 2014 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions

Net income	1,083	(179)	904

Other comprehensive income (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	1,148	(90)	1,058
Net gains on cash flow hedges	46	1	47
Net losses on available-for-sale financial assets	36	-	36

Total other comprehensive income	1,230	(89)	1,141

Total comprehensive income	2,313	(268)	2,045

Attributable to:
Equity holders of the Company	445	(93)	352
Non-controlling interests	1,868	(175)	1,693

	2,313	(268)	2,045

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of income for the year ended December 31, 2013 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions (except for per share data)

Rental income	5,146	1,345	6,491

Property operating expenses	1,689	430	2,119

Net operating rental income	3,457	915	4,372

Revenues from sale of buildings, land and construction work performed	1,672	-	1,672
Cost of buildings sold, land and construction work performed	1,688	-	1,688
Gross loss from sale of buildings, land and construction work performed	(16)	-	(16)
Total gross profit	3,441	915	4,356

Fair value gain from investment property and investment property under development, net	962	(101)	861
General and administrative expenses	(610)	(131)	(741)
Other income	218	(167)	51
Other expenses	(74)	(9)	(83)
Company's share in earnings of equity-accounted investees, net	149	(127)	22

Operating income	4,086	380	4,466

Finance expenses	(2,185)	(206)	(2,391)
Finance income	549	11	560

Income before taxes on income	2,450	185	2,635
Taxes on income	265	82	347

Net income	2,185	103	2,288

Attributable to:

Equity holders of the Company	927	(92)	835
Non-controlling interests	1,258	195	1,453

	2,185	103	2,288

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	5.41	(0.54)	4.87

Diluted net earnings	5.35	(0.54)	4.81

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of comprehensive income for the year ended December 31, 2013 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions

Net income	2,185	103	2,288

Other comprehensive loss (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	(2,443)	(206)	(2,649)
Net gains on cash flow hedges	239	(8)	231
Net losses on available-for-sale financial assets	(4)	-	(4)
	(2,208)	(214)	(2,422)
Items not to be reclassified to profit or loss:
Loss on revaluation of fixed assets in joint venture	(6)	-	(6)
Total other comprehensive loss	(2,214)	(214)	(2,428)

Total comprehensive loss	(29)	(111)	(140)

Attributable to:
Equity holders of the Company	(46)	(138)	(184)
Non-controlling interests	17	27	44

	(29)	(111)	(140)

March 30, 2016
Date of approval of the	Chaim Katzman	Rachel Lavine	Adi Jemini
Pro forma financial	Chairman of the Board	CEO and Director	CFO
statements

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

The pro forma consolidated financial statements are prepared in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 (the "Pro Forma statements").

The significant accounting policies applied in the Pro Forma Statements are consistent with those applied in preparing the Company's annual financial statements for the year ended December 31, 2015 (the consolidated financial statements").

NOTE 2:-	PRO FORMA ASSUMPTIONS

a.	General

As stated in Note 9c2 to the consolidated financial statements, on January 22, 2015, the Company acquired from CPI 52.1 million shares of Atrium European Real Estate Limited (“ATR”). As a result of the acquisition, the Company’s holding interest in ATR rose to 55%, the agreement with CPI of joint control over ATR was terminated and the Company became the sole controlling shareholder of ATR. Accordingly, starting from the first quarter of 2015, the Company consolidates ATR in the financial statements. ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges.

These Pro Forma Statements include the consolidation of ATR’s results for the years ended December 31, 2014 and 2013 (together "Pro Forma Periods"), under the assumptions stated below.

Pro forma report for the year ended December 31, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss which carried out as a result of realization of previous investment in ATR.

The pro forma consolidated statements of income and comprehensive income have been prepared in order to reflect the consolidation of ATR’s results with the operating results of the Company, under the assumption that the Company had acquired control of ATR on January 1, 2013 (the “Pro Forma Consolidation Date”), instead of recording Company’s share in ATR’s gains (losses) according to the equity method.

b.	Principal assumptions used in preparing the pro forma consolidated financial statements

The Pro Forma Statements have been prepared based on the financial statements of the Company and of ATR for the years ended December 31, 2014 and 2013. The accounting policies used in the preparation of the Pro Forma Statements are as described in Note 2 to the consolidated financial statements. Moreover, the Pro Forma Statements have been prepared under the following assumptions:

1.	The purchase of ATR shares from CPI, referred to in section a above, took place on the Pro Forma Consolidation Date.

GAZIT-GLOBE LTD.

CHAPTER D - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- PRO FORMA ASSUMPTIONS (Cont)

2.	A reversal has been made of the Company’s share in ATR’s results, which was recognized as part of the Company’s share in the losses of equity-accounted investees, since ATR’s results are consolidated within the framework of the Pro Forma Statements. In addition, a reversal has been made of the gain from bargain purchase of ATR's shares recognized as a result of the increase in interest in ATR during the Pro Forma Periods.

3.	A reversal has been made of the Company’s share in ATR’s other comprehensive loss included in the pro forma statement of comprehensive income (which was mainly due to differences on the translation of foreign operations reserves and on the cash flow hedging reserves), and the full effect of the differences on the translation of foreign operation reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

4.	In light of the inherent ineffectiveness of cash flow hedging transactions from the Group’s perspective as of the Pro Forma Consolidation Date, a reversal has been made of ATR’s inclusion of a cash flow hedging transactions reserve against the recording of finance expenses and the related tax effect in profit or loss.

5.	The acquisition amount has been attributed to the net identifiable assets and liabilities of ATR, as detailed in Note 9c2 to the consolidated financial statements. The pro forma consolidated statements of income include the amortization of the fair value adjustments that arose on acquisition. The difference between the cost of the investment and the fair value of the net identifiable assets of ATR as of the Pro Forma Consolidation Date, which was recognized as a bargain purchase gain, as well as the loss recognized on the revaluation of the previous investment in ATR prior to gaining control of ATR, were not included in the operating results in the Pro Forma Periods. Likewise, the Company has reversed the effects of amortizing the acquisition differences and the bargain purchase gain that arose from the purchases of ATR shares before the Pro Forma Consolidation Date.

6.	The Company financed the investment in ATR on the Pro Forma Consolidation Date by means of bank financing denominated in Euros and bearing interest based on the Euribor interest rate plus a normal banking interest margin. Accordingly, the Company recognized notional finance costs in the pro forma consolidated statements of income with respect to the amounts of the acquisition financed with the aforesaid bank credit. The loan taken to finance the investment was recognized as a hedging instrument with respect to the exposure of the investment in ATR to changes in exchange rate of the Euro against the Shekel; accordingly exchange differences with respect to the loan (refer to section 7 below) were carried to the capital reserve of exchange differences from translation of foreign operations.

7.	The capital reserve of exchange differences on the translation of foreign operations was recalculated with respect to the investment in ATR according to the pro forma assumptions relating to the financing of the acquisition of control in ATR, and was recognized in the pro forma consolidated statement of comprehensive income.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

CHAPTER E – ADDITIONAL DETAILS REGARDING THE COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)

Company’s Registered No.:	520033234

Address:	1 Hashalom Road, Tel-Aviv 67892

E-mail Address:	IR@gazitgroup.com

Telephone:	03-6948000

Facsimile:	03-6961910

Financial Statement Date:	December 31, 2015

Reporting Date:	March 30, 2016

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2015 on a quarterly basis, refer to section 3.5(c) of the Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUANCE OF SECURITIES

Proceeds from the issuances undertaken by the Company pursuant to the shelf offer reports dated January 26, 2015, March 31, 2015, August 24, 2015 and December 30, 2015 were used in full, as was also stated in the aforesaid shelf offer reports, to reduce the utilization of the Company's existing credit facilities and for its current operations.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of the date of the statement of financial position:

Company name	Class of security and par value	Quantity owned	Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)	Interest in relation to voting rights and power to appoint directors (%)	Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd (in voluntary liquidation).	Share NIS 1	9,999	19,031	100	100	-
Gazit-Globe Holdings (1992) Ltd. (1)	Share NIS 1	432	(168,543)	100	100	-
	Deferred shares	1	-
Gazit-Globe Israel (Development) Ltd. ("Gazit Development") (2)	Share NIS 0.1	16,909,718	212,380	84.7 (75 on a fully diluted basis)	83.3	-
Golden Oak Inc. (3)	Share US$ 1	100	-	100	100	-
Hollywood Properties Ltd. (4)	Share US$ 1	300	-	100	100	-
M.G.N. (USA) Inc. (5)	Share US$ 1	2,142	1,720,512	100	100	-
Gazit Canada Inc. (6)	Preferred shares C$ 1	321,302,900	4,428,485	100	100	-
	Share C$ 0.01	1,206
Gazit America Inc.("GAA")(7)	Preferred shares C$ 1	45,072,964	539,854	100	100	-
	Share C$ 1	100
Gazit Europe (Netherlands) B.V. (8)	Share EUR 1	18,500	40,408	100	100	-
Gazit Europe (Asia) B.V. (9)	Share EUR 1	18,000	213,631	100	100	-
Gazit Midas Limited (10)	Share EUR 1	1,000	1,587,905	100	100	-
Gazit Gaia Limited (11)	Share EUR 1	1,000	-	100	100	-
Gazit Brazil Ltda. (12)	Participation units and shares	-	1,243,683	100	100	-
Investments in public companies (some of which are owned by the private subsidiaries detailed above)
Equity One Inc (“EQY”). (13)	Share US$ 0.01	49,632,513	-	38.4	38.3	US$ 27.15
First Capital Realty Inc (“FCR”) . (14) (15)	Share CAD 1	95,136,749	-	42.2	42.2	C$ 18.35
Citycon Oyj (“CTY”) (16)	Share EUR 1.35	385,992,530	4,133,141	43.4	43.4	EUR 2.4
Atrium European Real Estate Limited (“ATR”) (17)	Share EUR 1	206,681,551	-	54.9	54.9	EUR 3.57
U. Dori Group Ltd. (“Dori Group”) (18)	Share NIS 1	199,104,425		84.9	84.9	NIS 0.531

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

According to the Company’s separate financial statements, as of the statement of financial position date.

(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd (In voluntary liquidation).
(2)	Since June 2011, Gazit Development holds, through wholly owned subsidiaries ,shares in Dori Group (which were sold to a third party in January 2016), as detailed in footnote 18 below. In addition, Gazit Development has private subsidiaries, that are not presented separately in the table. For details regarding the shareholders’ agreement relating to Gazit Development, refer to section 23.6 of Chapter A of the Periodic Report.
(3)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd (in voluntary liquidation).
(4)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd (in voluntary liquidation).
(5)	MGN (USA) Inc. owns 100% of Gazit 1995 Inc., MGN America LLC, Gazit Group USA Inc., Gazit First Generation Inc. and ProMed Properties Inc., as well as shares in EQY.
(6)	Gazit Canada Inc. owns 42.2% of the share capital of FCR. During 2015 Gazit Canada 2003 Inc., a fully owned subsidiary of the company, was amalgamated into Gazit Canada Inc.
(7)	GAA owns indirectly 11.1% of the share capital of EQY.
(8)	Gazit Europe (Netherlands) B.V. owns a group of German companies, which are not presented separately.
(9)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.
(10)	Gazit Midas Limited owns 27.9% of the share capital of ATR.
(11)	Gazit Gaia Limited owns 27.0% of the share capital of ATR. Gazit Gaia's value in the financial statements is included in Gazit Midas' value.
(12)	The interests in Gazit Brazil Ltda and in FIM Norstar, are owned through a U.S. partnership, which is owned 94% by the company and 6% by wholly-owned subsidiaries, which are not presented separately in the table.
(13)	The interests in EQY are owned through Gazit First Generation Inc., MGN (USA) Inc., MGN America LLC and GAA. EQY has private subsidiaries, which are not presented separately in the table.
(14)	The interests in FCR are owned through Gazit Canada Inc. and Gazit Canada Investment Inc. FCR has private subsidiaries, which are not presented separately in the table.
(15)	With regard to the shareholders’ agreement between the Company and Alony-Hetz relating to FCR, refer to section 23.3 of Chapter A of the Periodic Report.
(16)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table. For the governance agreement between the Company and CPPIBEH, refer to Section 23.5 of Chapter A of the Periodic Report.
(17)	ATR has private companies that are presented separately in the table.
(18)	The interests in Dori Group are owned through Gazit Development, 84.65% of whose share capital is owned indirectly by the Company. Dori Group owns 83.5% of the share capital of Dori Construction Ltd., a public company that is traded on the Tel Aviv Stock Exchange, as well as another public company in Poland (Ronson Europe NV). In addition, Dori Group has private subsidiaries, which are not presented separately in the table. For details regarding the sale of the entire holdings of Gazit Development in Dori Group, refer to section 10 to the Chapter "Description of the Company's Business".

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2015 (NIS in thousands)	Repayment years (as per the agreement)
MGN (USA) Inc. and its wholly-owned subsidiaries	U.S.$	LIBOR+2%	181,134	2016
Gazit South America LP	BRL	-	2,728	(*)
Gazit Canada Inc.	C$	LIBOR+2.5%	13,314	2016
Gazit Midas Limited	EUR	EURIBOR+5%	1,024,228	2016
Gazit Hercules Limited	EUR	EURIBOR+2.45%	6,094	2017
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+3.6%	1,540,613	2016
Gazit-Globe Israel (Development) Ltd	CPI	4%-6.674%	465,768	2016
	NIS	4.00%	12,000	2016
	EUR	EURIBOR+2.5%	5,682
	EUR	6.40%	27,785	2016
	CPI	6.97%-7.17%	833,331	2016-2019
	NIS	Wholesale interest 2.25%-2.75%	485,000	2016-2018
	NIS	Prime interest+1.5%	70,000	2017
G. Globe Development	NIS	Capital bill	81,357
Gazit Gaia Limited	EUR	EURIBOR+5%	499,389	2016
Gazit-Globe Holdings (1992) Ltd.	NIS	3.05%	257,982	(*)
Gazit Asia	U.S.$	LIBOR+4.9%	161,037	2016
Gazit Germany	EUR	EURIBOR+2.5%	221,128	2016

(*) The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
01/15	Share acquisition off the stock exchange	Atrium European	Ordinary share	52,069,622	1,048,551	4.40	€
03/15	Participation in share issuance	Equity One Inc.	Ordinary share	600,000	64,039	27.05 USD
12/15	Share disposal through public offering	Equity One Inc.	Ordinary share	(4,830,000)	(482,690)	25.82 USD
07/15	Participation in issue of rights	Citycon Oyj.	Ordinary share	127,068,487	1,090,232	2.05	€
09/15	Share acquisition on the stock exchange	Citycon Oyj.	Ordinary share	4,195,289	41,441	2.23	€
10/15	Share acquisition on the stock exchange	Citycon Oyj.	Ordinary share	591,799	5,797	2.24	€
01/15	Preferred share redemption	Gazit Canada	Preferred share	(14,350,000)	(47,696)	1.00 CAD
05/15	Preferred share redemption	Gazit Canada	Preferred share	(9,350,000)	(29,097)	1.00 CAD
07/15	Preferred share redemption	Gazit Canada	Preferred share	(46,300,000)	(137,580)	1.00 CAD
10/15	Preferred share redemption	Gazit Canada	Preferred share	(19,000,000)	(56,347)	1.00 CAD
12/15	Investment in equity (**)	Gazit Brazil Ltda., FIM Norstar	Participations units and shares	937,722,935	1,104,919	1.00 BRL

(*) Excludes negligible investments in establishing inactive subsidiaries in the reporting period.

(**) Refer to footnote (12) to Regulation 11. The investment specified above includes the investment of the Company and investment of Gazit South America Inc.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 13: INCOME FROM SUBSIDIARIES AND AFFILIATES AND INCOME THEREFROM

Presented below are details of the 2015 comprehensive income attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands):

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
MGN (USA) Inc. (1)	216,899	(21,450)	195,449	-	623	35,797
Gazit Canada Inc. (2)	255,037	112,645	367,681	-	-	436
Gazit 2003 Inc.				-	-	-
Gazit America Inc.	106,485	(205)	106,279	-	-	-
Gazit-Globe Holdings (1992) Ltd.	(7,241)	-	(7,241)	-	-	4,591
Beit Derech Hashalom Ltd (in voluntary liquidation).	(558)	-	(558)	-	-	-
Gazit-Globe Israel (Development) Ltd. (3)	(98,790)	(38,823)	(137,613)	-	300	90,134
G.G. Development Ltd.	(4)	-	(4)	-	-	-
Citycon Oyj.	469,522	(124,685)	344,837	162,907	-	-
Gazit Europe (Netherlands) B.V. (4)	51,738	-	51,738	-	-	13,387
Gazit Europe (Asia) B.V.	8,552	19,973	28,525	-	-	8,905
Gazit Brazil Ltda. (5)	756	(65,822)	(65,065)	-	-	-
Gazit Midas Ltd. (6)	(37,205)	55,220	18,015	-	-	57,656
Gazit Gaia Ltd.				-	-	29,554

(1)	The results of MGN (USA) Inc. include the results of Gazit 1995 Inc., Gazit Group USA, MGN (America) Inc., Gazit Europe Inc., and ProMed Properties Inc.

(2)	During 2015 an amalgamation between Gazit 2003 Inc and Gazit Canada was performed.

(3)	Represents also the operations of Dori Group.

(4)	Represents the results of the Company’s operations in Germany.

(5)	Represents the results of Gazit Brazil Ltda’s operations as well as FIM Norstar, which are both held by Gazit South America LP (a U.S. partnership).

(6)	Gazit Midas Ltd.'s income includes Gazit Gaia Ltd.'s and Gazit Hercules Ltd’s results.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 20: STOCK EXCHANGE TRADING

During the reporting year, the following securities of the Company were listed for trading:

A.	NIS 17,018,270 ordinary shares of the Company of par value NIS 1 each that were issued pursuant to a shelf-offer report dated December 30, 2015.

B.	47,150 ordinary shares of the Company of par value NIS 1 each that were issued as a result of the exercise of non-tradable securities (options and restricted share units (RSU)) by employees and officers.

C.	NIS 2,092,374,000 par value of debentures (Series L) that were issued pursuant to shelf-offer reports from January 2015, March 2015 and August 2015.

In 2015, stock exchange trading in the Company’s securities was not suspended. With regard to the delisting of debentures following their repurchase by the Company, refer to section (D) of Regulation 29 below.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2015, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, who were granted the compensation with respect to their appointment in the Company, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient					Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Percentage ownership in the corporation		Salary	Bonus		Share- based payment		Consul-tancy fees	Other		Total		Total share of the company(*) (NIS in thousands)
David Lukes	CEO of EQY	Full-time	-		3,537	3,139		6,046		-	-		12,722		5,404
Chaim Katzman	Chairman of the Board of the Company, EQY, CTY and ATR and Director in FCR	-	0.03	%(1)	979	-		7,482		2,373	-		10,834	(2)	4,932
Josh Friedman	Former President of ProMed	Full-time	-		1,030	5,817	(3)	-		-	2,060	(4)	8,907		8,907
Thomas Caputo	President of EQY	Full-time	-		3,310	2,915		2,008		-	-		8,233		3,497
Rachel Lavine	CEO and Director of the Company, Vice Chairperson of the Board of ATR, Director of CTY and Chairperson of the Board of Gazit Development	Full-time	0.01%		1,993	729		2,721		1,854	750	(5)	8,047		6,243
Gil Kotler	Former Senior Executive Vice President and CFO	Full-time	-		2,101	500		452		-	3,155	(6)	6,208		6,208
Aharon Soffer	Former President of the Company	Full-time	-		3,074	500		86	(7)	-	-		3,660		3,660
Dori Segal	Executive Vice Chairman of the Board, Chairman of the Board of FCR, Director in EQY	-	0.39	%(8)	2,577	-		541		-	-		3,118		1,327
Varda Zuntz	Former Director of Corporate Responsibility	Full-time	-		1,346	250		181		-	1,194	(9)	2,971		2,971
Arie Mientkavich	Deputy Chairman of the Board	Half-time	0.06%		1,447	250		702		-	-		2,399		2,399
Yair Orgler	External Director	-	-		481	-		-		-	-		481		481
Gary Epstein	Director	-	-		332	-		-		-	-		332		332
Haim Ben Dor	Director	-	0.15%		464	-		-		-	-		464		464
Roni Bar-On	External Director	-	-		505	-		-		-	-		505		505
Douglas Sesler	Director	-	-		348	-		-		-	-		348		348
Shay Pilpel	Director	-	-		478	-		-		-	-		478		478
Noga Knaz	External Director	-	-		463	-		-		-	-		463		463

* The data in this column relates to the share of the Company in the compensation that was granted to each of the aforesaid officers by the subsidiaries, in proportion to the Company's average percentage holding in each of the subsidiaries in 2015.

(1)	Reflects Mr. Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.

(2)	Mr. Katzman did not receive from the Company compensation for 2015.

(3)	Amounts granted to Mr. Friedman in connection with the sale of ProMed assets for a consideration in excess of their carrying amount, in accordance with the compensation formula that was prescribed in his employment agreement.

(4)	Amounts granted to Mr. Friedman in connection with the termination of his employment in ProMed, see Section E below.

(5)	In respect of a grant received from Gazit Development, as described in section D(5) below.

(6)	Amounts granted to Mr. Kotler in connection with the termination of his employment in the Company, see Section H below.

(7)	This amount does not include income of NIS 800 thousand that was recorded in the financial statements of the Company in respect of financial instruments that had been granted in the past to Mr. Soffer and were forfeited upon the termination of his employment in the Company.

(8)	Reflects Mr. Segal's direct interests in the Company. For a description of Mr. Segal's interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.

(9)	Amounts granted to Ms. Zuntz in connection with the termination of her employment in the Company, see Section J below.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

A. Additional details and explanations to the table - General

1.	The compensation amounts are in terms of cost to the Company or to the subsidiary, as the case may be. The salary amounts include the cost of salary-related components.

2.	The interests presented in the table are those immediately prior to the publication date of the report, based on the information available to the Company.

3.	The compensation to which Messrs. Chaim Katzman and Dori Segal are entitled in the foreign public subsidiaries, EQY, CTY, FCR and ATR, is determined and approved in accordance with the laws that are applicable to each of the aforesaid companies, including the rules of the stock exchanges on which such companies are listed for trade, as described below: (a) EQY – The compensation to Mr. Katzman is approved by the independent[12] Compensation Committee of the Board of Directors of EQY and the compensation to Mr. Segal (and to the other directors in EQY) is approved by the Board of Directors of EQY pursuant to the recommendation of the Compensation Committee; (b) FCR – The compensation is approved by the independent[12] Compensation and Corporate Governance Committee of the Board of Directors; (c) ATR – The compensation is approved by the Compensation Committee of ATR (in which most of the members are independent directors, and Mr. Katzman who is a member of the Committee, refrains from participating and voting in discussions pertaining to him), and reported to the Board of Directors of ATR; (d) CTY – The annual general meeting of the shareholders in CTY determines the salary of the Chairman of the Board of Directors and of the remaining directors of CTY, based on the recommendation of the Nominations and Compensation Committee of CTY (in which most of the members are independent12 directors, and that is headed by Mr. Katzman). The Board of Directors of CTY, in its first meeting following its selection at the general meeting, appoints the Chairman and his deputies from among its members.

B. Additional details and explanations to the table – Details regarding the Chairman of the Board, Mr. Chaim Katzman

1.	The salary shown in the table is as follows: annual compensation received from FCR for his appointment as its Chairman of the Board of Directors (until May 2015) and as director in FCR (commencing in May 2015), directors' compensation received from CTY for his appointment as its Chairman of the Board of Directors and social benefits from EQY, in a negligible amount, with respect to his appointment as its Chairman of the Board of Directors.

Mr. Katzman serves as Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

The amount presented under "consultancy fees" in the table relate to his annual compensation as chairman of the Board of Directors of ATR.

2.	The amount that appears under the heading “share-based payment” is composed of the cost recorded in the Company’s 2015 financial statements, with respect to:

2.1 Restricted shares granted to Mr. Katzman by EQY in 2015;

2.2 Restricted shares granted to Mr. Katzman by FCR in 2012-2015;

2.3 Share options granted to Mr. Katzman by ATR in 2012-2013.

As to the issuance conditions of the above restricted shares and options (viz., those for which part of their cost has been recorded in the 2015 financial statements), refer to sections 3.2, 4.3 and 5.2 below.

12 It should be noted that the term "independent" in this section is within its meaning in the foreign law that is applicable to the subsidiary.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

3.	Details of the compensation of Mr. Katzman from EQY

3.1	On June 2, 2014, Mr. Katzman entered into an employment agreement with EQY, with effect from January 1, 2015, according to which Mr. Katzman will continue serving as EQY's Chairman of the Board of Directors (in lieu of a previous agreement between the parties, dated August 2010). The agreement will remain in effect until December 31, 2017 and thereafter will be automatically renewed, from time to time, for one-year periods, unless one party announces otherwise 90 days in advance According to the agreement, Mr. Katzman will be entitled to an annual bonus which will be determined at the discretion of EQY's Compensation Committee. The agreement also sets forth provisions for the reimbursement of expenses with respect to Mr. Katzman's position, his entitlement to a car, health insurance for him and for his family members, a cellphone, etc., and provisions regarding its termination by EQY or by Mr. Katzman, while distinguishing between termination "with cause" and termination "without cause". Within this framework, the agreement sets forth the amounts to which Mr. Katzman will be entitled at the time of the agreement being terminated, which may include expense reimbursement as well as the acceleration of all the vesting periods of stock options and restricted shares of EQY due to vest within one year from the agreement's termination date (pursuant to the circumstances of the termination of the agreement). As part of the engagement in this agreement, Mr. Katzman was allotted restricted shares, as set out in section 3.2 below, as well as rights to list his securities in EQY for trade (under the terms that are set out in the agreement).

In February 2016, the agreement was amended, to the effect that Mr. Kazman is entitled to an annual amount of U.S.$ 15,000 and is no longer entitled to health insurance for himself and his family members.

3.2	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to 255,000 restricted shares granted to Mr. Katzman in January 2015 (under the employment agreement, as described in section 3.1 above), at a price per share of U.S.$ 22.24 on grant date, that shall vest as follows: 7,095 shares vested on January 1, 2015, and 7,083 units will vest every month over a period of 35 months commencing on February 28, 2015 and ending on December 31, 2017, subject to Mr. Katzman continuing to serve at the vesting date. Mr. Katzman will be entitled to dividend (including special dividend) and voting rights in virtue of the said shares, even prior to their vesting. In the event of EQY proposing – during the period of the agreement – to list its securities for trade, EQY will give Mr. Katzman the opportunity on that date to have the EQY securities that he owns listed for trade (including stock options and securities that will be received from their exercise).

Immediately prior to the publication date of this report, EQY’s share price was U.S.$ 28.93.

4.	Details of the compensation of Mr. Katzman from FCR

4.1	On January 1, 2015 Mr. Katzman and FCR entered into a new agreement, which replaces the agreement between the parties from October 2011, under which Mr. Katzman had served as Chairman of the Board of Directors of FCR, this in light of Mr. Katzman's appointment as Non-Executive Chair of the Board of Directors as of the said date. Pursuant to the new agreement, commencing on January 1, 2015 Mr. Katzman is entitled to annual compensation that amounts to C$ 150 thousand, as well as to the annual grant of deferred share units which are convertible into shares in FCR in the amount of C$ 150 thousand, the quantity of which will be calculated every year at their grant date according to FCR's deferred shares plan. FCR may redeem these units in cash or in shares at the discretion of FCR. The agreement has been set for a period of two years, unless it is terminated earlier pursuant to its terms. In addition, the parties agreed that the share units and options granted to Mr. Katzman before January 1, 2015 will continue to vest according to their terms (subject to exceptions as set forth in the agreement).

4.2	On May 4, 2015, Mr. Katzman ended his office as Non-Executive Chair of the Board of Directors of FCR (upon which, the agreement that is described in section 4.1 above was cancelled), and as of said date he serves as a director in FCR. For his service as director in FCR, Mr. Katzman is entitled to the same directors' fees that are payable to the other members of the Board of Directors of FCR, which as of said date is an annual amount of C$ 30 thousand as well as a quarterly allotment of 600 deferred share units and fees of C$ 1,500 per meeting (this in lieu of the compensation to which he would have been entitled under the agreement between Mr. Katzman and FCR from January 2015, as described in section 4.2 above).

4.3	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to FCR’s restricted units, which were granted by FCR to Mr. Katzman on various dates and for various vesting periods, as detailed below: (i) 14,164 restricted units were granted to Mr. Katzman in April 2012, which are convertible into 14,164 shares in FCR at a price as of the grant date of C$ 17.65 per share; (ii) 26,283 restricted units were granted to Mr. Katzman in March 2013, which are convertible into 26,283 shares in FCR at a price as of the grant date of C$ 19.04 per share; (iii) 19,718 restricted units were granted to Mr. Katzman in March 2014, which are convertible into 19,718 shares in FCR at an average price as of the grant date of C$ 17.75 per share. With regard to the restricted units referred to in sub-paragraphs (i) and (iii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash or in cash, at the discretion of FCR, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights. In addition, pursuant to the terms of Mr. Katzman's employment agreement (as provided in section 4.1 above), in January 2015 he was granted 1,994 deferred restricted share units which are convertible into 1,994 shares of FCR at a price per share at the grant date of C$ 18.80, that will vest at the end of Mr. Katzman's appointment as director of FCR.

Immediately prior to the publication date of this report, FCR’s share price was C$ 20.53.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

5.	Details of the compensation of Mr. Katzman from ATR

5.1	In March 2009, Mr. Katzman, who is serving as Chairman of ATR's Board of Directors, entered with a company wholly-owned by ATR into an agreement, which was amended in August 2010, pursuant to which Mr. Katzman provides the ATR Group with consultancy services. The agreement is renewed from time to time for further periods of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to an annual consideration in the amount of EUR 550 thousand. In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services (Mr. Katzman is not entitled to directors' fees from ATR).

5.2	The above table includes, under the heading “share-based payment”, the entire cost recorded in the reporting year with respect to share options granted by ATR to Mr. Katzman, as detailed below: (a) 127 thousand share options for ATR's shares, with an exercise price of EUR 3.63 per share, were granted to Mr. Katzman in August 2012, and that had vested three years after their grant date, by virtue of ATR's share option plan from 2009; (b) 200 thousand share options for ATR's shares, with an exercise price of EUR 4.38 per share and a total value of EUR 150 thousand, that will vest over a period of four years, were granted to Mr. Katzman in November 2013, under ATR's share options plan from 2013.

Immediately prior to the publication date of this report, ATR’s share price was EUR 3.5.

6.	Details of the directors' compensation of Mr. Katzman from CTY

Commencing in June 2010, Mr. Katzman has been serving as Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, in 2015 Mr. Katzman is entitled to annual compensation of EUR 165 thousand.

7.	In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

C.	Additional details and explanations to the table – Details regarding the Executive Vice Chairman of the Board, Mr. Dori Segal

1.	The salary shown in the table is salary received by Mr. Segal from FCR for his appointment as Executive Vice Chairman of the Board of Directors and as Chairman of the Executive Committee of the Board of Directors of FCR as from January 2015 (until February 2015, Mr. Segal had served as President and CEO of FCR), as well as in respect of his service as Chairman of the Board of Directors of FCR (since May 2015), and for the directors' fees that he has received from EQY, which is identical to the compensation of the remaining directors in EQY (with the exception of the Chairman of the Board of Directors).

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2015 financial statements, with respect to:

2.1	Share options granted to Mr. Segal by FCR in the years 2011 through 2014;

2.2	Restricted shares granted to Mr. Segal by FCR in the years 2013 through 2015;

2.3	Restricted shares granted to Mr. Segal by EQY in 2013 through 2014, with respect to his appointment as a director of EQY;

As to the issuance conditions of the above share options and restricted shares (viz., those for which part of their cost has been recorded in the 2015 financial statements), refer to sections 4.2 and 5 below.

3.	Mr. Segal serves as Executive Vice-Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report. In addition, commencing in January 2016, Mr. Segal is entitled to directors' fees, as described in section 6 below.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

4.	Details of the compensation of Mr. Segal from FCR

4.1	During the reporting period, Mr. Segal served as President and CEO of FCR under an employment agreement dated October 2001 (which was amended from time to time, and most recently in July 2010). In February 2015, Mr. Segal ended his appointment as President and CEO of FCR, and was appointed as Executive Vice Chairman and Chairman of the Executive Committee of the Board of Directors of FCR.

For details regarding the terms of employment of Mr. Segal as CEO of FCR (until February 2015), refer to section C41 to Regulation 21 in Part D of the Periodic Report of the Company for 2014.

4.2	In December 2014, FCR and Mr. Segal entered into an agreement for the termination of Mr. Segal's appointment as President and CEO of FCR (in effect as of the appointment of a new President and CEO for FCR) and for his appointment as Executive Vice Chairman of the Board of Directors of FCR (in effect from January 2015). The said agreement sets forth the remuneration that was paid to Mr. Segal in connection with the termination of his office as CEO of FCR (see section C4.1 to Regulation 21 in Part D of the Periodic Report of the Company for 2014).

According to the new agreement for his appointment as Executive Vice Chairman of the Board of Directors of FCR Mr. Segal is entitled to annual compensation that amounts to C$ 700 thousand, as well as to the annual grant of restricted share units in the amount of C$ 300 thousand, the quantity of which will be calculated every year at their grant date according to FCR's restricted share units plan and which FCR has the right to redeem in shares or in cash, at the discretion of FCR. Mr. Segal will also be entitled to participation in FCR's benefit plan. The agreement has been set for a period of two years, unless it is terminated earlier pursuant to its terms.

On May 4, 2015 Mr. Segal was appointed as Chairman of the Board of Directors of FCR, this without changing the terms of his employment as described above.

4.3	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s shares and its restricted shares, which were granted by FCR to Mr. Segal on various dates and for various vesting periods, as detailed below: (i) 180 thousand share options exercisable until March 2021 into 180 thousand shares of FCR at an exercise price of C$ 15.7 per share were granted to Mr. Segal in March 2011. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.65; (ii) 100 thousand share options which are exercisable until April 2022 into 100 thousand shares of FCR at an exercise price of C$ 17.9 per share were granted to Mr. Segal in April 2012. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.51; (iii) 130 thousand share options which are exercisable into 130 thousand shares of FCR at an exercise price of C$ 18.97 per share were granted to Mr. Segal in March 2013. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.19; (iv) 65 thousand share options which are exercisable into 65 thousand shares of FCR were granted to Mr. Segal in March 2014, at an exercise price of C$17.77 per share. The share options vest over 5 years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 8.43; (v) 36 thousand restricted units that are convertible into 36 thousand shares of FCR were granted to Mr. Segal in March 2013, for no consideration, at the share price on the grant date of C$ 19.04; (vi) 25 thousand restricted units that are convertible into 25 thousand shares of FCR were granted to Mr. Segal in March 2014, for no consideration, at the share price on the grant date of C$ 17.75; (vii) 15,052 restricted units that are convertible into 15,052 shares of FCR were granted to Mr. Segal in March 2015, at a price per share on grant dare of C$ 19.93. With regard to the restricted units referred to in sub-paragraphs (v) through (vii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash or in shares, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

5.	Details of the compensation to which Mr. Segal is entitled from EQY

With respect to his appointment to the Board of Directors of EQY, Mr. Segal receives restricted shares for every year of his service, as follows: for 2016 – 3,500 restricted shares at the share price on the grant date of U.S.$ 27.72 (which are not included in the table above); for 2015 – 3,500 restricted shares at the share price on the grant date of U.S.$ 25.62; for 2014 – 3,500 restricted shares at the share price on the grant date of U.S.$ 22.53, with this being within the overall compensation framework for members of EQY’s Board of Directors, pursuant to which each director who is not an employee of EQY is entitled to receive restricted shares in the company upon his appointment and for every year thereafter. The said restricted shares are allocated at the start of every calendar year and vest in two equal installments, half on December 31 of the grant year and half on December 31 of the following year. With respect to 2015, Mr. Segal also received directors’ fees in cash from EQY in the amount of U.S.$ 73 thousand.

6.	Details of directors' remuneration from the Company

Commencing in January 2016, Mr. Segal is entitled to directors' remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000 ("the Remuneration Regulations"), as shall be in effect from time to time based on the ranking of the Company; or (b) the lowest amount that is payable to another director in the Company (as set out in section L below). Since to the date of this report the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal I entitled as of the date of this report is the maximum remuneration (both annual and per meeting) that is set out in the Remuneration Regulations.

In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

D.	Additional details and explanations to the table – Details regarding Ms. Rachel Lavine, CEO and Director of the Company

1.	The above table includes, under the heading "salary", the following compensation: (a) compensation for her service as CEO of the Company (payable as from September 2015); (b) directors' remuneration from CTY for her service as director in CTY; (c) directors' fees from the Company (paid until August 2015).

The above table includes, under the heading "consultancy fees" the following compensation: (a) compensation received by Ms. Lavine from ATR for her office as Chairperson of the Board of Directors of ATR; (b) compensation for her office as Chairperson of the Board of Directors of Gazit Development (until September 2015).

As stated in section 3.1 below, commencing in September 2015, the compensation that Ms. Lavine receives from the aforesaid subsidiaries is offset from the salary to which it is entitled from the Company.

2.	The above table includes, under the heading "share-based payment", the cost recorded in the financial statements of the Company in respect of: (a) share options, restricted shares and performance-based restricted shares that were allotted to Mr. Lavine by the Company; (b) shares allotted to Ms. Lavine by ATR.

3.	Details regarding the compensation paid to Ms. Lavine by the Company

3.1	In September 2015, the general meeting of the Company, after obtaining the approval of the Compensation Committee and the Board of Directors of the Company, approved the engagement of the Company and Ms. Lavine in an employment agreement with respect to her service as CEO of the Company. The term of the engagement between the Company and Ms. Lavine is three years, commencing from September 1, 2015, subject to the right of each of the parties to terminate it on 180-days advance notice. The monthly salary of Ms. Lavine is NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and social benefits as customary in the Company) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company's public subsidiaries. The salary will be updated once every calendar year, at the rate of the increase in the Israeli Consumer Price Index compared with the index for August 2015. In addition to the fixed salary, Ms. Lavine will be entitled to ancillary benefits, as customary in the Company and as set forth in the compensation policy of the Company. Ms. Lavine is also entitled to indemnification, exemption and insurance under terms identical to those that apply to the other offices of the Company. For the period from September 1, 2015 to December 31, 2015, the cost of employment of Ms. Lavine in the Company (less the compensation paid to her by the aforesaid subsidiaries) amounted to NIS 490 thousand.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Ms. Lavine is entitled to an annual cash bonus in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year. The annual bonus will be as prescribed in the Company’s compensation policy and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus. The mechanism according to which the annual bonus will be paid is identical to the mechanism that is in place in relation to the other officers of the Company, which was approved by the Company’s general meeting.

For her service in the Company as from September 2015, Ms. Lavine's was granted a bonus of NIS 729 thousand.

3.2	Should the term of the agreement terminate without a new agreement being signed with Ms. Lavine, Ms. Lavine will be entitled to an additional payment in a total amount equivalent to her full salary and ancillary social benefits for a further six months. Should the Company seek to terminate the agreement before three years have elapsed (except under circumstances in which the Company is entitled to terminate the agreement without an obligation to pay severance compensation), or in the event of resignation under circumstances in which the resignation is viewed by law as dismissal, or in the case of death or loss of work capacity, Ms. Lavine (or her estate) will be entitled to the following: (a) a 180-day period of advance notice; (b) salary and all ancillary social benefits for a further six months; (c) an additional payment in a total amount equivalent to either her monthly base salary for another 12 months or her monthly base salary for the remaining period until the end of the agreement term, whichever is the lower; (d) a proportionate share of the annual bonus to which Ms. Lavine would have been entitled for the year in which her service ended; and (e) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested.

Furthermore, in the event of the termination of Ms. Lavine’s employment (except under circumstances in which the Company is entitled to terminate the agreement without the obligation to pay severance compensation), either by her or by the Company, during the 12 months after a change of control in the Company (as such term is defined in the agreement), Ms. Lavine will be entitled, immediately upon termination of her employment as stated, and in place of the terms stipulated above, to the following: (a) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested; and (b) a grant in an amount equal to 200% of her annual base salary in the year in which the change of control was completed, provided that the aforesaid grant does not exceed an amount reflecting Ms. Lavine’s base salary for the remaining period until the end of the term of her employment agreement, with the addition of six months.

3.3	The above table includes, under the heading "share-based payment", the full cost recorded in the reporting year with respect to 718 thousand non-tradeable share options, 51 thousand restricted share units (RSUs) and 196 thousand performance-based restricted share units (PSUs) that were granted to Ms. Lavine under the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in accordance with the provisions of the employment agreement with Ms. Lavine that was approved as detailed above and pursuant to the share-based compensation plan of the Company (as detailed in Note 28 to the annual financial statements).

Each of the aforesaid share options is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 43.836 (which was calculated at the share’s average price on the stock exchange 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). Ms. Lavine is also entitled to a cashless exercise. The options vest over three years in three equal installments, starting one year from their grant date and expire 4 years after their grant date. In the event of a termination of the agreement with the Company, the exercisable share options that will not be exercised within 90 days from the date of the termination of the agreement will expire. In certain cases, Ms. Lavine is entitled to an acceleration of all of the share options’ vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 5.7. The option fair value was calculated using a standard deviation of 22.67%, a risk free interest rate of 0% and a share price of NIS 40.34.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal installments, starting one year from their grant date. The PSUs vest over three years from the grant date in one installment and are subject to the achievement of a comprehensive yield performance (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, Ms. Lavine shall be entitled to a cash compensation that reflects the benefit in respect of the dividend distribution in relation to the RSU's and PSU's that have not yet vested on dividend distribution date. The fair value of each RSU on the grant date is approximately NIS 40.3 (which is the share price on grant date). The fair value of each PSU on the grant date, based on Monte-Carlo model is approximately NIS 10.5. The PSU fair value was calculated using a standard deviation of 18.83%, a risk free interest rate of 0% and a share price of NIS 40.3.

The price of the Company's share shortly before the date of issue of this report is NIS 34.05.

3.4	The mount presented under "salary" also includes cash directors' remuneration that Ms. Lavine received for her service as director in the Company up to the date of her appointment as CEO of the Company, in the amount of NIS 223.5 thousand, as customary in the Company.

4.	Details regarding the compensation paid to Ms. Lavine by ATR

4.1	Commencing in November 2014, Ms. Lavine serves as Deputy Chairperson of the Board of Directors of ATR (Ms. Lavine had previously served as CEO of ATR). Within the framework of the termination of Ms. Lavine's appointment as CEO of ATR and her appointment as Deputy Chairperson of the Board of Directors of ATR, in July 2014 Ms. Lavine and ATR signed an addendum to her employment agreement, in effect from November 30, 2014. Pursuant to this addendum, Ms. Lavine's annual salary amounted to EUR 380 thousand per year and she was also entitled to an annual allocation of shares in the amount of EUR 120 thousand (that were to be allocated in four equal installments, every quarter, starting in February 2015), subject to Ms. Lavine continuing to be employed by ATR at the relevant allocation date (these allocations were cancelled effective from the date of the amendment of the aforesaid employment agreement, as detailed in section 4.2 below).

4.2	In July 2015, the terms of Ms. Lavine's compensation in ATR were amended and in place of the compensation that is detailed in section 4.1 above, starting on August 1, 2015 Ms. Lavine (through a company that she controls) is entitled to annual consulting fees in the amount of EUR 475 thousand.

4.3	The above table includes, under the heading “share-based payment”, the cost recorded in ATR’s financial statements with respect to 12 thousand shares that were allocated to Ms. Lavine under her employment agreement, as specified in section 4.1 above.

5.	Details regarding the compensation paid to Ms. Lavine by Gazit Development

On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon Management Company Ltd. (a company under the control of Ms. Rachel Lavine). Pursuant to the agreement, the consultant company will provide (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 million, under the terms set forth in the agreement.

Following the appointment of Ms. Rachel Lavine as the Company’s CEO, Ms. Lavine’s services agreement with Gazit Development was terminated, but she continues to serve as Chairperson of the Board of Directors of Gazit Development, for no consideration. Within the framework of the termination of the agreement between Ms. Lavine and Gazit Development it was agreed that Ms. Lavine will be paid a one-time payment of: (a) NIS 1 million, net of ongoing payments paid to her; and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development.

6.	The amount under the heading "salary" includes also directors' fees received by Ms. Lavine in cash from CTY for her service as a director of CTY, in the amount of EUR 40 thousand (which, as foresaid, commencing in September 2015 is offset from the compensation that she is entitled to receive from the Company).

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

E.	Additional details and explanations to the table – Details regarding Mr. Josh Friedman, Former CEO of ProMed

In December 2011, Mr. Friedman and ProMed entered into an employment agreement, under which Mr. Friedman had served as CEO and President of ProMed. The agreement was for a period of two years, automatically renewable, from time to time, for one-year periods and could be terminated by either of the parties at an advance notice of 90 days. According to the employment agreement, Mr. Friedman was entitled to an annual salary of U.S.$ 265 thousand as well as to an ancillary benefits, such as vehicle, reimbursement of expenses etc.

In addition, Mr. Friedman was entitled to an annual bonus, as determined by ProMed, and for 2015 Mr. received an annual bonus of U.S.$ 1,049.5 thousand, including in connection with the sale of ProMed assets, pursuant to a formula that was prescribed in his agreement in relation to compensation for the sale of ProMed assets in excess of their carrying amount.

The amounts under the heading "other" include compensation received by Mr. Friedman from ProMed in connection with the termination of his employment in the amount of U.S.$ 530 thousand, pursuant to the terms of his employment agreement.

F.	Additional details and explanations to the table – Details regarding Mr. David Lukes, CEO of the subsidiary EQY

1.	On April 2, 2014, EQY and Mr. David Lukes entered into an employment agreement (in effect commencing on May 12, 2014), according to which Mr. Lukes serves as EQY's CEO and director. The employment agreement is for a period of 4 years, and will be automatically renewed every year, unless one of the parties provides notice to the contrary at least four months prior to the renewal date. According to the said agreement, Mr. Lukes's base annual salary amounts to U.S.$ 850 thousand as well as related benefits as is the practice. In 2015 the cost of his salary, including related costs, amounted to U.S.$ 910 thousand. In addition, Mr. Lukes is entitled to an annual bonus which was set at a goal of U.S.$ 850 thousand, and which will be determined at the discretion of EQY's Compensation Committee and subject to him meeting goals set by the Committee. For 2015, Mr. Lukes was granted an annual bonus in the amount of U.S.$ 1,620 thousand, of which as U.S.$ 807.5 thousand in cash and the balance will be paid by allocating to him restricted shares that will vest in equal installments over three years.

Furthermore, on the date on which the agreement came into effect, Mr. Lukes was allocated securities as set forth in section 2 below.

The agreement also sets forth provisions regarding its termination by EQY or by Mr. Lukes, while distinguishing between termination “with cause” and termination “without cause”, as well as referring to termination of the agreement due to change in control of EQY. Within this framework, the agreement sets forth the amounts to which Mr. Lukes will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Lukes's aforesaid salary and target bonus until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY's stock options and restricted shares owned by him; (c) vesting of a share of the performance-based restricted shares, which is partly subject to meeting their vesting targets; and (d) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date.

2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the company’s financial statements with respect to options to purchase EQY’s shares and its restricted shares, which were granted by EQY to Mr. Lukes, as detailed below: (i) 200,000 stock options which are exercisable into shares of EQY at an exercise price of U.S.$ 22.87 per share, that will vest in four equal annual installments after the elapse of a year from their grant date; the economic value at the grant date of each stock option, based on the binomial model, is U.S.$ 6.14; (ii) 68,956 restricted shares of EQY, that will vest in three equal annual installments after the elapse of two years from their grant date at a price per share at the grant date of U.S.$ 22.94; (iii) performance-based shares, the goal with respect to which was set at 156,330 shares, while the actual grant can range between 0% and 200% of this goal, based on the goals set forth in the agreements being met (75% of these will vest subject to the company meeting goals as set forth in the agreement, and the remainder will vest at the discretion of EQY's Compensation Committee), all after four years have elapsed from the date on which the agreement has come into effect, at a price per share at the grant date of U.S.$ 18.81; and (iv) 29,371 restricted shares that will vest in three equal annual installments from their grant date which were granted to Mr. Lukes as part of his annual bonus for 2015.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

G.	Additional details and explanations to the table – Details regarding Mr. Thomas Caputo, President of EQY

1.	In June 2014, Mr. Caputo and EQY entered into an employment agreement (that replaces a previous agreement between the parties), effective for the period from January 1, 2015 to December 31, 2016. Pursuant to the new employment agreement, Mr. Caputo is entitled to an annual base salary of U.S.$ 750 thousand as well as to the customary ancillary benefits. In addition, Mr. Caputo is entitled to a cash annual bonus which was set at a goal of U.S.$ 750 thousand, and which will be determined at the discretion of EQY's Compensation Committee. For 2015, the salary cost of Mr. Caputo amounted to U.S.$ 852 thousand in 2015 and he was granted an annual bonus of U.S.$ 750 thousand.

The agreement also sets out provisions regarding the reimbursement of expenses in connection with the performance of his duties as well as provisions concerning the termination of the agreement by EQY or by Mr. Caputo, while distinguishing between termination “with cause” and termination “without cause”, as well as referring to termination of the agreement due to change in control of EQY. Within this framework, the agreement sets forth the amounts to which Mr. Caputo will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.9 times his annual salary), or Mr. Caputo's aforesaid salary and target bonus until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY's stock options and restricted shares owned by him; (c) continued payment of life insurance and medical insurance for him and for his family, for the period set out in the agreement.

2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the company’s financial statements with respect to: (i) 100,000 options to purchase EQY’s shares that were granted by EQY to Mr. Caputo in February 2011 at an exercise price of U.S.$ 19.07 and had vested in four installments between the years 2012 to 2015. The economic value at the grant date of each share option, based on the binomial model, is U.S.$ 3.68; (ii) 39,370 restricted shares of EQY with a value of U.S.$ 1 million that were granted to Mr. Caputo in January 2015 and will vest in full on December 31, 2016, subject to Mr. Caputo being an employee of EQY at such time.

H.	Additional details and explanations to the table – Details regarding Gil Kotler, Former Senior Executive Vice President and CFO

1.	Mr. Kotler had been employed as the Company's Senior Executive Vice President and CFO from October 2012 to January 2016 (previously, he served for three years as the Chief Strategy Officer in a wholly-owned subsidiary of the Company, and before that he served for twelve years as the Company's CFO). Pursuant to Mr. Kotler's employment agreement with the Company, the monthly salary of Mr. Kotler amounted to NIS 112,500, and was updated once a quarter according to the percentage increase in the Israeli Consumer Price Index (as of December 31, 2015, Mr. Kotler's gross monthly salary amounted to NIS 114 thousand). In 2015, the salary cost of Mr. Kotler (including related expenses) amounted to NIS 2,101,000. Mr. Kotler is also entitled to an annual bonus at a rate of up to 75% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. Under the provisions of the Company's compensation plan, Mr. Kotler was granted an annual bonus in the amount of NIS 500 thousand for 2015 (for details, refer to section 17 of the "Description of the Company's Business" chapter). In addition, Mr. Kotler was entitled to the usual social benefits and related benefits, as well as to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. Mr. Kotler's employment agreement was for 4 years starting from October 2012, and could have been terminated by either of the parties upon giving 180 days’ advance notice. In the event of Mr. Kotler’s employment with the Company being terminated on the initiative of the Company (including where the agreement with him is not renewed, but other than in a case of dismissal “with cause”), Mr. Kotler was entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Kotler was entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits due to him under the agreement, with respect to 4 additional months and his monthly salary (excluding social and/or related benefits) with respect to an additional 8 months; (c) a proportionate part of the total annual bonus to which Mr. Kotler was entitled in accordance with the date of terminating his employment, calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) full acceleration of the vesting period of all share options and other equity-based compensation that were granted to Mr. Kotler and that will be granted to him, and which have not yet reached their vesting date. The agreement also provides for the remuneration of Mr. Kotler in the event of a change in control in the Company.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

2.	The above table includes, under the heading “other”, the compensation received by Mr. Kotler in connection with the termination of his employment in the Company, which includes payment in respect of an advance notice period of 180 days (including the salary and all other benefits to which Mr. Kotler is entitled under his employment agreement with the Company); the salary and all related benefits to which Mr. Kotler is entitled under his employment agreement, for an additional twelve months.

3.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 95,584 non-tradable share options granted to a trustee for Mr. Kotler in February 2013, which are exercisable into 95,584 ordinary shares of the Company at an exercise price of NIS 48.647 per share. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli Consumer Price Index and is subject to customary adjustments (including with respect to the distribution of bonus shares, the issue of rights and a dividend). The options vested in 3 equal installments, starting upon the elapse of one year from the grant date. The share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. Options that are not exercised within 90 days of the date of the termination of Mr. Kotler’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from the grant date of the share options. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (b) 13,382 restricted share units granted in February 2013, at a price per share of NIS 47.64. The restricted share units vested in three equal installments, starting upon the elapse of one year from the grant date. If dividend is paid, Mr. Kotler will be entitled to monetary compensation reflecting the dividend benefit with respect to the restricted share units that have not yet vested at the dividend distribution date; (c) 29,470 performance-based restricted share units granted in February 2013 at a price per share of NIS 47.64. The units vest in one installment three years from the grant date, subject to the total yield (including dividends distributed) from the Company’s share in the three-year period after the grant date is at least 20% of the share price at the grant date. In February 2016, the share price did not reach the set goal and consequently the units expired.

I.	Additional details and explanations to the table – Details regarding Aharon Soffer, Former President of the Company

1.	Data regarding Mr. Soffer’s terms of employment in the Company

1.1	Until August 2015, Mr. Soffer had served as the President of the Company under an agreement between him and the Company from September 2013, which superseded a previous agreement between the parties from December 2009 (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim President of the Company). Pursuant to the employment agreement, the monthly salary of Mr. Soffer amounted to NIS 160 thousand (gross), and was updated once every calendar year according to the percentage increase in the Israeli consumer price index relative to the November 2013 index (as of December 31, 2015, Mr. Soffer's gross monthly salary amounted to NIS 160 thousand). In addition, Mr. Soffer was entitled to the usual social benefits and related benefits. The cost of Mr. Soffer's salary (including related expenses) for 2015 amounted to NIS 3,074 thousand. Furthermore, Mr. Soffer was entitled to an annual bonus in an amount which equals up to 100% of his basic annual salary for the relevant year, calculated based on measureable goals set forth for the Company being met, pursuant to the Company's compensation plan, according to the weights decided for each target, as well as at the discretion of the Company's Compensation Committee and the Board of Directors taking into account Mr. Soffer's performance, and provided that such discretion (including any discretion inherent in the Company's goals) will not exceed 20% of the total annual bonus (for details regarding the Company's compensation plan, refer to section 17 of the 'Description of the Company's Business' chapter). For 2015, Mr. Soffer was granted a bonus of NIS 500 thousand. Pursuant to the said employment agreement, Mr. Soffer’s period of employment was for 3 years starting from November 1, 2013, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company prior to the end of the Agreement period (except in a case of dismissal “with cause”) as well as in the event of resignation under circumstances where the law views such resignation as dismissal or in the event of death or loss of working capacity, Mr. Soffer was entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto under the Employment Agreement; (b) a total amount equivalent to his full salary and the related social benefits payable to him under the Employment Agreement, for an additional 6 months, with the addition of the lower of his monthly base salary with respect to an additional 12 months or with respect to the period remaining until the end of the agreement; (c) a proportionate part of the annual bonus to which Mr. Soffer is entitled with respect to the year in which his employment was terminated; and (d) acceleration of the vesting period of all equity-based compensation components granted to Mr. Soffer (see below), and which have not yet reached their vesting date. Mr. Soffer was also entitled to redeem the funds accrued in his favor, in accordance with the arrangements set forth in Section 14 of the Severance Pay Law. The agreement also provides for the remuneration of Mr. Soffer in the event of termination following a change of control in the Company.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Under the said employment agreement, if during his appointment as the Company's President, Mr. Soffer was entitled to any compensation with respect to his appointment as an officer in companies that are controlled by the Company, such compensation would have been be paid directly to the Company or would have been paid to Mr. Soffer and offset against the compensation to which he was entitled from the Company.

1.2	The above table includes, under the heading "Share-based payment", the cost recorded in the reporting year in the Company's financial statements with respect to securities granted to Mr. Soffer by the Company, as detailed below: (a) 382,306 non-tradable share options granted to a trustee for Mr. Soffer in November 2013, within the framework of renewing Mr. Soffer’s employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 47.113 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company (including in the event of dismissal and resignation) will expire. The final expiry date of each option is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 10.790; (b) 42,711 restricted share units (RSUs) entitling to 42,711 ordinary shares of the Company, granted to Mr. Soffer in November 2013, within the framework of the renewal of his employment agreement. The RSUs vest in three equal installments over a three-year period starting upon the elapse of one year from the grant date, provided that at the vesting date Mr. Soffer is employed by the Company. The economic value of the RSUs at the grant date is 48.290 for each right to a share. In the event of dividend distribution, Mr. Soffer will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (c) 96,988 performance-based restricted share units (PSUs) entitling to 96,988 ordinary shares of the Company, also granted to Mr. Soffer in November 2013, within the framework of the renewal of his employment agreement. The PSUs were to vest in one installment upon the elapse of three years from the grant date conditional upon the employment of Mr. Soffer in the Company at such time and subject to the total yield (including dividend distributed) of the Company's share in the aforesaid three-year period being at least 20% of the share price at the PSUs' grant date. The fair value of the PSUs as of the grant date according to the Black and Scholes model is NIS 21.265 per unit.

The share options, RSUs and PSUs detailed in subsections (a)-(c) above were granted to Mr. Soffer under the Company's 2011 share-based compensation plan, under the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance.

Upon the termination of Mr. Soffer's employment in the Company, the final installment of the share options was forfeited and the aforesaid RSU's and PSU's expired without being exercised.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

2.	Data regarding Mr. Soffer’s compensation from ATR (compensation which is offset against the compensation to which Mr. Soffer is entitled from the Company):

With respect to his appointment as a director of ATR, Mr. Soffer was entitled to directors' fees in the annual amount of EUR 25 thousand and to a fee of EUR 1,000 per meeting. For 2015, Mr. Soffer was entitled to directors' fees of EUR 14.5 thousand. Since these fees are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, they are excluded from the above table. Upon the termination of his employment in the Company, Mr. Soffer ended his office in ATR.

3.	In addition, Mr. Soffer is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

J.	Additional details and explanations to the table – Details regarding Ms. Varda Zuntz, Former Director of Corporate Responsibility

1.	Ms. Zuntz has been employed in the Company since 1998, stepping into office as Director of Corporate Responsibility in 2012 (prior to that she had served as Corporate Secretary). Pursuant to her employment agreement with the Company, Ms. Zuntz's monthly salary was NIS 72 thousand (after linkage to the CPI based on the mechanism that is set out in the agreement). For 2015, the cost of Ms. Zuntz's salary (including related expenses) amounted to NIS 1,346 thousand. In addition, Ms. Zuntz was entitled to an annual bonus in accordance with the compensation policy of the Company. In accordance with the provisions of the Company's compensation policy, Ms. Zuntz received an annual bonus of NIS 250 for 2015 (for details, refer to section 17 of the "Description of the Company's Business" chapter). In addition, Ms. Zuntz was entitled to the usual social benefits and related benefits

2.	The above table includes, under the heading “other”, the compensation received by Ms. Zuntz in connection with the termination of her employment in the Company, which includes payment in respect of an advance notice period of three months, as well as a retirement grant in an amount equal to 12 monthly salaries (gross) that was paid to Ms. Zuntz after obtaining the approval of the Compensation Committee and the Board of Directors of the Company, in accordance with the Company's compensation policy.

3.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 38,234 non-tradable share options granted to a trustee for Ms. Zuntz, which are exercisable into 38,234 shares of the Company at an exercise price of NIS 48.647 per share. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli Consumer Price Index and is subject to customary adjustments (including with respect to the distribution of bonus shares, the issue of rights and a dividend). The options vested in 3 equal installments, starting upon the elapse of one year from the grant date. The share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. Options that are not exercised within 90 days of the date of the termination of Ms. Zuntz’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from the grant date of the share options. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (b) 5,353 restricted share units granted in February 2013, at a price per share of NIS 47.64. The restricted share units vested in three equal installments, starting upon the elapse of one year from the grant date. In the event of a dividend distribution, Ms. Zuntz was entitled to monetary compensation reflecting the dividend benefit with respect to the restricted share units that have not yet vested at the dividend distribution date; (c) 11, 788 performance-based restricted share units granted in February 2013 at a price per share of NIS 47.64. The units vest in one installment three years from the grant date, subject to the total yield (including dividends distributed) from the Company’s share in the three-year period after the grant date is at least 20% of the share price at the grant date. In February 2016, the share price did not reach the set goal and consequently the units expired.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

K.	Additional details and explanations to the table – Details regarding the Deputy Chairman of the Company’s Board of Directors, Mr. Arie Mientkavich

1.	Pursuant to an agreement between Mr. Arie Mientkavich and the Company from May 2005, as extended from time to time and most recently in September 2013, following approval by the Company’s general meeting, Mr. Arie Mientkavich has been employed as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position. The current engagement is for a period of three years ending in September 2016, with each of the parties being entitled to terminate the agreement upon giving 60 days’ advance notice (and subject to the Company's right to terminate the agreement without prior notice in circumstances that would allow terminating his employment without the payment of severance pay). Pursuant to the agreement, Mr. Mientkavich is entitled to a monthly salary (gross) of NIS 80,000, to be updated once a year according to the percentage increase in the Israeli consumer price index (as of December 31, 2015, Mr. Mientkavich's salary amounted to NIS 80,000).

In addition to the aforesaid, Mr. Mientkavich is entitled to the following related benefits: social benefits that do not exceed the customary benefits and include managerial insurance (including provision for loss of working capacity) and contributions to a further studies fund, provision of a company car (including maintenance costs and the full refund of the amount needed to gross up the car-use benefit for tax purposes), a cellphone and a landline phone and internet at his home, reimbursement of expenses in kind as is customary in the Company, 28 vacation days per year (calculating a working day according to the value of the part-time capacity of 50% of a full-time position), and sickness and convalescence pay pursuant to the law. Furthermore, Mr. Mientkavich is entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. At the end of the agreement term or in the event that the Company wishes to terminate the agreement prior to the end of its term (except in exceptional circumstances where the Company is entitled to terminate the engagement without paying severance pay), Mr. Mientkavich will be entitled to a 60 days' advance notice during which he will be entitled to receive the salary and all terms and benefits payable to him by virtue of the employment agreement (this will not apply if the agreement terminates at the end of its term), and to an adaptation grant in an amount equivalent to six months’ salary (including related benefits), which will be paid in six equal monthly installments. During the period in which he is paid the adaptation grant, Mr. Mientkavich will be entitled to continue using the car and cell phone placed at his disposal by the Company.

Under the agreement, Mr. Mientkavich is entitled to an annual cash bonus in a total amount that will not exceed NIS 500 thousand, and that will be calculated based on measureable goals set forth for the Company being met (as described in section 17 to the chapter "Description of the Company's Business"), according to the weights decided for each target, and including a component of 20% comprising the discretion of the Company's Compensation Committee and Board of Directors taking into account the Company's performance. For 2015, Mr. Mientkavich was granted a bonus in the amount of NIS 250 thousand.

2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for Company shares which were granted by the Company to Mr. Mientkavich, as detailed below: (i) 143,678 non-tradable share options granted to a trustee for Mr. Mientkavich in September 2013, within the framework of renewing his employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 46.92 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Mientkavich's employment with the Company (including in the event of dismissal and resignation) will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 9.482; (ii) 15,816 RSUs entitling to 15,816 ordinary shares of the Company, granted to Mr. Mientkavich within the framework of renewing the agreement with him. The RSUs vest in three equal installments over a three-year period starting upon the elapse of one year from the grant date, provided that at the vesting date Mr. Mientkavich is employed by the Company. The economic value of the RSUs at the grant date is NIS 45.46 for each right to a share. In the event of dividend distribution, Mr. Mientkavich will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (iii) 35,786 PSUs entitling to 35,786 ordinary shares of the Company, also granted to Mr. Mientkavich within the framework of renewing the agreement with him. The PSUs vest in one installment upon the elapse of three years from the grant date, provided that Mr. Mientkavich is still employed by the Company and subject to the total yield (including dividend distributed) of the Company's share in the aforesaid three-year period is at least 20% of the share price at the PSUs grant date. The fair value of the PSUs as of the grant date is NIS 20.106 according to the Black and Scholes model.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

The share options, RSUs and PSUs detailed in subsections (i)-(iii) above were granted to Mr. Mientkavich under the Company's 2011 equity-based compensation plan, in the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance.

L.	Additional details and explanations to the table – Details regarding directors’ fees

With regard to the directors Yair Orgler, Gary Epstein, Haim Ben Dor, Roni Bar-On, Douglas Sesler, Shay Pilpel (former director) and Noga Knaz (who are not employed by the Company) the amount presented under the heading “Salary” is the directors’ fees paid in cash with respect to 2015.

Since January 2012, the Company's directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Chairman of the Board of Directors, Mr. Arie Mientkavich, Deputy Chairman of the Board of Directors, and Rachel Lavine, CEO of the Company), are entitled to relative remuneration pursuant to Regulation 8a of the Companies' Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 (the "Remuneration Regulations"), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not meet the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the New Israeli Shekel against the U.S.$) the minimum amount set for a company of the Company's ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company's ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations). The payment for participation by way of electronic media is 60% of the above participation remuneration, and payment for written resolutions is 50% of the above participation remuneration.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21A: CONTROLLING SHAREHOLDER OF THE COMPANY

The controlling shareholder of the Company is Norstar Holdings Inc. ("Norstar"), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange Ltd.

To the best of the Company's knowledge, the controlling shareholders of Norstar are Mr. Chaim Katzman, who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (25.55% of Norstar's issued share capital), as well as through First US Financial LLC13 (which owns 18.56% of Norstar's share capital) ("FUF", collectively with Mr. Katzman below: the "Katzman Group"), and Mr. Dori Segal (who owns 9% of Norstar's issued share capital), and his wife, Ms. Erika Ottosson (who owns 5.94% of Norstar's share capital), who entered on January 31, 2013 into a shareholders' agreement with the Katzman Group with regard to their interests in Norstar.

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar - For details regarding the agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, refer to section 23.1 of Chapter A of the Periodic Report.

2.	For details regarding the employment and compensation agreements of the Company’s controlling shareholders, Mr. Chaim Katzman and Mr. Dori Segal, with subsidiaries of the Company (including Mr. Segal's director's fees from the Company), refer to the details presented under Regulation 21 above.

3.	For details regarding officers’ insurance and indemnification undertaking, pursuant to which Messrs. Chaim Katzman and Dori Segal, Norstar’s controlling shareholders, are also beneficiaries, refer to the details presented under Regulation 29a below.

4.	On September 8, 2015, the Company’s general shareholders’ meeting, after obtaining the approval of the Company's Audit Committee and Board of Directors, approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions of Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. For his full-time employment, Mr. Gordon shall be entitled to an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA. The employment of Mr. Gordon will be for an unlimited period and may be terminated by either of the parties at an advance notice of 30 days.

5.	In February 2016, the Company's Board of Directors, after obtaining the approval of the Company's Audit Committee, approved a procedure for the tagging along of passengers who are not involved in the business of the Group, whether or not these are "relatives" of any of the controlling shareholders, to exclusively business travels that are conducted for the purposes of the Company (including private companies that it owns). Pursuant to the procedure, the relevant officer will bear the costs for the passenger tagging along based on the mechanism that is set out in the procedure, provided that the total related value of use of the airplane in a calendar year does not exceed NIS 1 million.

6.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Annual Financial Statements), 2010:

6.1.	The lease of properties, during the normal course of business and at market terms, to an interested party (including a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to below as “Related Parties”), when the revenues from the annual rental of the properties do exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

6.2.	An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, when such decision is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account the circumstances of the matter, and while the annual expenses with respect to such agreements (in the aggregate) do not exceed 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

13 Mr. Katzman has an irrevocable power of attorney from FUF, which owns 18.56% of the Company's shares, that allows Mr. Katzman to vote all of FUF's shares in the Company according to his discretion. FUF is a foreign company registered in Nevada, United States, and is owned by Mr. Katzman (including through private companies wholly owned by him and his family members, directly and indirectly) 51.4%, Ms. Erika Ottosson (the wife of Dori Segal, Executive Vice Chairman of the Board of Directors of the Company) 22.6% and Martin Klein, 26%. Ms. Ottosson has provided Mr. Katzman with an irrevocable power of attorney to vote in her name and in her stead in the shareholders meeting of FUF.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

REGULATION 24: INTERESTS OF INTERESTED PARTIES

Presented below are details, to the best of the Company's knowledge, regarding the holdings of interested parties of the Company in its shares and other securities immediately prior to the date of the report:

Name of holder	Name and class of securities	Quantity of securities	Interests(*)		Interests (fully diluted)
			Capital	Voting	Capital	Voting
Norstar Holdings Inc., including through its wholly-owned subsidiaries	Ordinary share	98,798,500	50.54%	50.54%	49.98%	49.98%
	Series K debentures	85,000,000	-	-	-	-
	Series L debentures	81,000,000	-	-	-	-
Chaim Katzman	Ordinary share	50,000	0.03%	0.03%	0.03%	0.03%
Dori Segal	Ordinary share	770,000	0.39%	0.39%	0.39%	0.39%
Rachel Lavine	Ordinary share	10,000	0.01%	0.01%	0.49%	0.49%
	Non-registered option	717,770	-	-	-	-
	Restricted share units	51,128	-	-	-	-
	Performance-based restricted share units	195,870	-	-	-	-
Michael Haim Ben Dor	Ordinary share	74,933	0.04%	0.04%	0.04%	0.04%
	Series D debentures	850,000	-	-	-	-
	Series K debentures	2,670,135	-	-	-	-
	Series L debentures	503,000	-	-	-	-
Arie Mientkavich	Ordinary share	113,263	0.06%	0.06%	0.15%	0.15%
	Non-registered option	143,678	-	-	-	-
	Restricted share units	5,272	-	-	-	-
	Performance-based restricted share units	35,786	-	-	-	-
Yair Orgler	Series K debentures	250,000	-	-	-	-
	Series L debentures	500,000	-	-	-	-
Roni Bar-On	Series J debentures	38,800	-	-	-	-
Mawer Investment Management Ltd. – manager of investment portfolios	Ordinary share	1,696,500	0.87%	0.87%	0.86%	0.86%
Mawer Investment Management Ltd. – firms for the management of joint investment trusts	Ordinary share	11,336,319	5.78%	5.78%	5.71%	5.71%
Adi Yemini	Ordinary share	2,500	0.00%	0.00%	0.14%	0.14%
	Non-registered option	199,669	-	-	-	-
	Restricted share units	14,223
	Performance-based restricted share units	54,448
Liad Barzilai	Ordinary share	2,500	0.00%	0.00%	0.11%	0.11%
	Non-registered option	159,554	-	-	-	-
	Restricted share units	11,854	-	-	-	-
	Performance-based restricted share units	38,836	-	-	-	-
Rami Vaisenberger	Ordinary share	8,029	0.00%	0.00%	0.00%	0.00%
	Non-registered option	57,351	-	-	-	-
Shlomo Cohen	Ordinary share	1,399	0.00%	0.00%	0.00%	0.00%
	Non-registered option	14,994	-	-	-	-
Revital Kahlon	Ordinary share	1,732	0.00%	0.00%	0.00%	0.00%
	Non-registered option	6,185	-	-	-	-

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by interested parties that are not members of an institutional reporting group, in each of the Company’s subsidiaries, immediately prior to the date of the report:

Name of holder	Name and class of securities	Quantity of securities	Interests(*)		Interests (fully diluted)
			Capital	Voting	Capital	Voting
Chaim Katzman	Equity One Inc., ordinary shares	105,578	0.07%	0.07%	0.18%	0.18%
	Equity One Inc., stock options (non-tradable)	155,826	-	-
	First Capital Realty Inc., ordinary shares	134,367	0.06%	0.06%	0.08%	0.08%
	First Capital Realty Inc., restricted shares	51,843	-	-
	First Capital Realty Inc., deferred shares	4,369	-	-
	Atrium European Limited, ordinary shares	240,000	0.064%	0.064%	0.15%	0.15%
	Atrium European Limited, share options	327,119	-	-
	Citycon Oyj, ordinary share	778,994	0.09%	0.09%	0.09%	0.09%
Dori Segal (1)	Equity One Inc., ordinary shares	36,700	0.03%	0.03%	0.03%	0.03%
	Equity One Inc., stock options (non-tradable)	5,250	-	-
	First Capital Realty Inc., ordinary shares	1,436,900	0.64%	0.64%	1.14%	1.14%
	First Capital Realty Inc., stock options (non-tradable)	1,355,000	-	-
	First Capital Realty Inc., restricted shares	84,566	-	-
	Citycon Oyj., ordinary shares	7,174	0.00%	0.00%	0.00%	0.00%
Rachel Lavine	Atrium European Limited, ordinary shares	484,308	0.13%	0.13%	0.53%	0.53%
	Atrium European Limited, share options	1,533,330	-	-
Adi Jemini	Equity One Inc., ordinary shares	210	-	-	-	-

(1)	The above data regarding securities owned by Mr. Segal include securities owned by his children, including through companies owned by them.

The Company's share capital includes 1,046,993 treasury shares that are held by the Company.

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

For details regarding the authorized capital and the issued capital of the Corporation immediately prior to the date of the report, refer to Note 27 to the financial statements.

For details regarding the convertible securities of the Corporation immediately prior to the date of the report, refer to Note 28 to the financial statements.

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

For details regarding the Company shareholders register immediately prior to the date of the report, refer to the immediate report dated February March 7, 2016 (reference no.: 2016-01-001134).

REGULATION 25A: THE COMPANY'S REGISTERED ADDRESS

The Company's registered address is 1 Derech Hashalom Street, Tel Aviv 67892, Israel

The Company's email address is IR@gazitgroup.com

The Company's phone number: 03-6948000, the Company's fax number: 03-6961910

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Chairman of the Board of Directors
Identity no.:	030593859
Date of birth:	4.11.1949
Address for serving legal documents:	1696 NE Miami Gardens, North Miami Beach, FL 33179, U.S.
Nationality:	Israeli, American
Membership of Board sub-committees:	Investments Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Refer to the details below regarding his tenure as chairman of the board of directors and as a director of various subsidiaries of the Company
Date of appointment:	1.5.1995
Education:	LLB, Tel-Aviv University
Employment in the past five years:	Chairman of the Board of Directors of the following companies: the Company, Norstar Holdings Inc., EQY, FCR (until May 2015), ATR, CTY, and private subsidiaries of these companies and of the Company
Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY, FCR, ATR, CTY, Gazit-Globe Israel (Development) Ltd. and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.
Relative of another of the Company’s interested parties:	No. However, his son-in-law, Mr. Zvi Gordon, serves as Vice President of Mergers & Acquisitions at Gazit USA Inc., a private company fully held by the Company

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Arie Mientkavich, Deputy Chairman of the Board of Directors
Identity no.:	000129320
Date of birth:	28.9.1942
Address for serving legal documents:	14 Bezalel Street, Jerusalem
Nationality:	Israeli
Membership of Board sub-committees:	None
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Yes – Deputy Chairman of the Board of Directors.
Date of appointment:	19.4.2005
Education:	LLB and BA in Political Sciences (Hebrew University, Jerusalem)
Employment in the past five years:	Deputy Chairman of the Board of the Company, Former Chairman of the Board of Gazit-Globe Israel (Development) Ltd., Chairman of the Board of Directors of U. Dori Group, Chairman of the Board of Directors of Elron Electronic Industries Ltd., Chairman of the Board of R.D.C. – Rafael Development Corporation Ltd. and Vice Chairman of the Board of Ronson Europe N.V.
Companies of which he is a director (other than the Company):
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Dori Segal, Executive Vice Chairman of the Company’s Board of Directors
Identity no.:	057493504
Date of birth:	19.3.1962
Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K3S3, Canada
Nationality:	Israeli, American, Canadian
Membership of Board sub-committees:	Investments Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Chairman of the Board of Directors of FCR and CEO of Norstar Holdings Inc., the controlling shareholder of the Company; President of Norstar Israel Ltd., which is a subsidiary of the controlling shareholder of the Company. Refer also to the details below regarding his appointments on the board of directors of various affiliates of the Company.
Date of appointment:	26.12.1993
Education:	High school
Employment in the past five years:	Executive Vice Chairman of the Company's Board of Directors. Chairman of the Board of Directors of FCR (former President and CEO of FCR), Vice Chairman of the Board of Directors and CEO of Norstar Holdings Inc., President of Norstar Israel Ltd., and Chairman of the Board of Directors of Realpac- The Real Property Association of Canada, Former Vice President at U. Dori Group
Companies of which he is a director (other than the Company):	Vice Chairman of Norstar Holdings Inc.'s Board of Directors., EQY (where he serves as Vice Chairman of the Board of Directors), FCR (in which he serves as Chairman of the Board of Directors), Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as those of the Company and of Norstar Holdings Inc., Former Director in U. Dori Group
Relative of another of the Company’s interested parties:	Yes, husband of Erika Ottosson

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Rachel Lavine
Identity no.:	022216329
Date of birth:	9.12.1965
Address for serving legal documents:	1 Hashalom Rd., Tel Aviv
Nationality:	Israeli
Membership of Board sub-committees:	No
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	CEO of the Company, Chairperson of the Board of Directors of Gazit Globe Israel (Development) Ltd., Vice Chairperson of the Board of Directors of ATR, Director of CTY
Date of appointment:	11.12.2014
Education:	BA in Business Administration (College of Management academic track); MBA from the Kellog School of Management, holds an accounting license since 1996.
Employment in the past five years:	Chairperson of the Board of Directors of Gazit Globe Israel (Development) Ltd., Vice Chairperson of the Board of Directors of ATR. Former CEO and director of ATR.
Companies of which she is a director (other than the Company):	ATR, CTY, EPRA - European Public Real Estate Association, Gazit Globe Israel (Development) Ltd., private companies owned by the Company, Fargon Management Ltd.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Yair Orgler
Identity no.:	001210541
Date of birth:	10.10.1939
Address for serving legal documents:	7/19 Mayer Mordechai Street, Tel-Aviv
Nationality:	Israeli, German
Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Investments Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	27.11.2007
Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California - USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)
Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel-Aviv University.
Companies of which he is a director (other than the Company):	Ceragon Networks Ltd., and Atidim Ltd.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Gary Epstein
Identity no.:	452063713
Date of birth:	19.02.1948
Address for serving legal documents:	C/o Greenberg Traurig, 333 SE 2d Ave., Miami, FL, 33131
Nationality:	American
Membership of Board sub-committees:	No
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	12.1.2012
Education:	J.D. (Harvard Law School; M.A. in English Literature (New York University); B.A. and B.H.L. in English and Jewish Studies (Yeshiva University)
Employment in the past five years:	Executive Chairperson of the Corporate and Securities Department and member of the Executive Committee at Greenberg Traurig, LLP law firm.
Companies of which he is a director (other than the Company):	None
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Michael Haim Ben-Dor
Identity no.:	01078416
Date of birth:	21.8.1938
Address for serving legal documents:	14 Nili Street, Jerusalem
Nationality:	Israeli
Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	13.1.1999
Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)
Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; business administration lecturer at differed educational institutions
Companies of which he is a director (other than the Company):	Member of the Dan Investments Committee and the Teachers Association
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Ronnie Bar-On
Identity no.:	008516262
Date of birth:	2.6.1948
Address for serving legal documents:	2 Hashaked Street, Motza Elite, 90820
Nationality:	Israeli
Membership of Board sub-committees:	Audit and Balance Sheet Committee and Compensation Committee, Nominating and Corporate Governance Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Director in Gazit Brazil
Date of appointment:	1.5.2013
Education:	LLB (Hebrew University, Jerusalem); member of the Israel Bar Association since 1974
Employment in the past five years:	Finance Minister, Knesset member, Chairman of the State Control Committee and Chairman of the Foreign Affairs and Defense Committee
Companies of which he is a director (other than the Company):	Alrov Real Estate and Hotels Ltd., Delek Drilling Limited Partnership
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Zehavit Cohen
Identity no.:	058344797
Date of birth:	16.11.1963
Address for serving legal documents:	4 Berkovich St., Museum Tower, 22nd Floor, Tel Aviv 6423806
Nationality:	Israeli, American
Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	8.3.2016
Education:	B.A. in Accounting from Duquesne University; an MBA in Finance from the University of Pittsburgh, and an MA in Accounting from the University of Pennsylvania, U.S.A.
Employment in the past five years:	Lecturer on accounting and finance – Wharton School, Pennsylvania University; CEO of Apax Partners Israel Ltd., Former Chairperson of Tnuva Cooperative Center for Marketing of Agricultural Produce in Israel Ltd; and Former Chairperson of Psagot Investment House, Psagot Securities Ltd. and Psagot Mutual Funds Ltd.
Companies of which she is a director (other than the Company):	Apax Partners Israel Ltd., Apax Partners LLP, Apax Leumi Inc., Israel Corp., AM.TN.F.P Ltd., AP. TN Ltd., Ami Consulting Ltd., Board member of Table to Table - Leket Israel (R.S.), Golden Pages Group Ltd., Zap Group Ltd., Schultz Quality Catering 1997 Ltd., Swan Debtco Ltd., Swan Holdco Ami Ltd., Swan Topco Ltd., Zebra Holdco Ltd., Zebra Midco Ltd., Zebra Topco Ltd., Evry ASA
Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Douglas William Sesler
Identity no.:	534325902
Date of birth:	24.12.1961
Address for serving legal documents:	54 Northway Bronxville, NY 10708
Nationality:	American
Membership of Board sub-committees:	No
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	12.1.2012
Education:	B.A. in Government (Cornell University)
Employment in the past five years:	Business consultant, until 2011 - Head of Global Real Estate Principal Investments of Bank of America, Merrill Lynch
Companies of which he is a director (other than the Company):	Baypoint Navigation Inc.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Noga Knaz
Identity no.:	22433072
Date of birth:	4.10.1966
Address for serving legal documents:	6 Sasha Argov Street, Tel-Aviv
Nationality:	Israeli, American
Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	12.8.2008
Education:	BA in Economics and Business Administration (Haifa University); holds an investments portfolio management license; graduate of the Directors and Officers Course conducted by LAHAV Executive Management (Tel-Aviv University)
Employment in the past five years:	Vice Chairperson of the Board of Directors of Rosario Capital Ltd.
Companies of which she is a director (other than the Company):	None
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge:

Name:	Adi Jemini
Identity no.:	032862443
Date of birth:	19.3.1978
Position held in the Company, in a subsidiary, in a related company or in an interested party:	CFO of the Company, Market Risks Officer (together with the President of the Company), Director in Gazit Globe Israel (Development) Ltd., Director in some of the private subsidiary of the Company
Date of appointment:	16.1.2016
Education:	B.Sc. in Accounting from Virginia Polytechnic Institute
Employment in the past five years:	Former Chief of Staff at Gazit Group USA, Chief Administrative Officer at Norstar holdings Inc., CAO and Controller in EQY
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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Name:	Liad Barzilai
Identity no.:	031411721
Date of birth:	25.11.1978
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Chief Investment Officer
Date of appointment:	15.11.2015
Education:	MBA from the Tel-Aviv University, B.A. in Business Economics and Management from the Bar-Ilan University
Employment in the past five years:	Former Chief Investment Officer in ATR, Head of Acquisitions in ATR, VP Business Development in ATR
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Rami (Romano) Vaisenberger
Identity no.:	016708695
Date of birth:	29.1.1973
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller
Date of appointment:	1.7.2004
Education:	BA in Accounting and Business Administration (College of Management)
Employment in the past five years:	His current position, Controller in Norstar Holdings Inc.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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Name:	Shlomo Cohen
Identity no.:	032304958
Date of birth:	24.6.1975
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Controller
Date of appointment:	2.6.2013
Education:	LLM (Bar Ilan University); BA in Business Administration (College of Management)
Employment in the past five years:	Present position, in charge of accounting reporting in the Company
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Revital Kahlon
Identity no.:	036307221
Date of birth:	12.6.1979
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Legal Counsel and Company Secretary
Date of appointment:	1.6.2015
Education:	LLB and BBA from the Hebrew University of Jerusalem
Employment in the past five years:	Legal Counsel in the Company, lawyer in Meitar, Liquornik, Geva, Leshem, Tal Accounting Firm
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Itzhak Naftalin
Identity no.:	025495300
Date of birth:	22.7.1973
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc.
Date of appointment:	31.10.2012
Education:	BA in Business Administration (Ono Academic College)
Employment in the past five years:	Partner and Audit Manager in Fahn Kanne Control Management Ltd.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs, 3 Aminadav Street, Tel-Aviv.

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

The Company’s memorandum or articles of association were not amended in the reporting year.

In March 2016, the Company convened a general meeting of its shareholders. On the agenda of such meeting is, among others, an amendment to the Articles of Association of the Company concerning the procedure for the appointment of directors in the Company. The amendment proposes the cancelation of the mechanism for the staggered appointment of directors in the Company and its replacement with the appointment of all directors (other than external directors) at the annual general meeting.

REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

During the reporting year, the Company’s Board of Directors resolved to make dividend distributions in the amount of NIS 0.46 per share on the following distribution dates: April 14, 2015, July 6, 2015, October 14, 2015 and December 29, 2015.

In addition, subsequent to the date of the report, on March 30, 2015, the Company's Board of Directors approved the distribution of a dividend of NIS 0.46 per share.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – None.

Change in issued capital – Refer to Regulation 20 above.

C.	Amendment of the Company’s memorandum or articles of association: The Company’s memorandum or articles of association were not amended in the reporting year. For details regarding a proposed amendment to the Articles of Association, see Regulation 28 above.

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 120,000 par value of debentures (Series A), NIS 1,001,000 par value of debentures (Series B) and NIS 1,100,000 par value of debentures (Series I) under a Company securities repurchase plan approved by the Board of Directors on September 13, 2011 and extended and expanded by it from time to time, most recently on August 19, 2015.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through E above that are not in accordance with the recommendations of the Board of Directors: None

G.	Resolutions by an extraordinary general meeting:

1.	On September 4, 2015, the following resolutions were passed (refer to the complementary report dated August 30, 2015, ref. 2015-01-103830, regarding the convening of an extraordinary general meeting, and the immediate report dated September 9, 2015, ref. 2015-01-117189, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.1 Appointment of Mr. Zvi Gordon, the Son-in-law of Mr. Katzman, Chairman of the Board of Directors and one of the controlling shareholders therein, as Vice President of Mergers & Acquisitions at Gazit USA Inc., a wholly-owned subsidiary of the Company.

1.2 Approval of the terms of office of the CEO of the Company, Ms. Rachel Lavine.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

2.	On December 7, 2015, the Company's annual general meeting approved the reappointment of the Messrs. Dori Segal, Haim Ben Dor and Shaiy Pilpel as directors in the Company, in addition to resolutions that are customarily passed at an annual general meeting (refer to the report dated November 1, 2015, ref. 2015-01-145500, regarding the convening of an annual general meeting, and the immediate report dated December 7, 2015, ref. 2015-01-174783 regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference).

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Section 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Section 255 of the Companies Law: None.

C.	Transactions requiring special approval pursuant to Section 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year:

On November 29, 2015, the Company entered into an agreement with Gazit Development for the provision of a credit facility in an amount of up to NIS 120 million, for a period of 30 months, which is to be used by Gazit Development to make financing available to Dori Group, based on the scheme described in Note 9g to the financial statements.

D.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance, an increase in the coverage limits of which was last approved by the Company’s general meeting on January 12, 2012, to a maximum coverage limit of U.S.$ 100 million (per event and per year), and pursuant to a resolution of the Company's Board of Directors, at the reporting date the coverage limit is U.S.$ 100 million (per event and per year). Pursuant to the provisions of Section 275 of the Companies Law, which set forth, inter alia, that transactions involving the service and employment terms of a controlling shareholder will be approved once every three years, on July 23, 2014 and on July 30, 2014, the Compensation Committee and the Board of Directors, respectively, of the Company approved the renewal of the officers insurance for Mr. Chaim Katzman and Mr. Dori Segal, the Chairman of the Board of Directors and his Executive Vice Chairman, respectively, who are among the Company's controlling shareholders. In addition, on January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, Chairman of the Board of Directors of the Company and its controlling shareholder), with respect to publishing a prospectus and offering of securities in the United States, for a period of up to seven years (the "Insurance Period") and with coverage limits that are not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For additional details regarding the insurance for the Company's officers, refer to the immediate reports dated December 5, 2011 ref. 2011-01-353178, regarding the convening of a general meeting, the immediate reports dated December 5, 2011 and July 31, 2014, ref. 2011-01-353181 and 2014-01-124092, respectively, regarding the approval of a transaction with the controlling shareholder that does not require the approval of a general meeting, and the immediate report dated January 12, 2012, ref. 2012-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

Pursuant to the provisions of the Company's articles of association, and pursuant to the resolution of the Company's general meeting from December 31, 2006, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company in a company in which the Company owns at least 25% of the capital of and/or the voting rights in and/or the right to appoint directors therein. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 20% of the Company's shareholders' equity according to its last financial statements published prior to the actual indemnification payment. In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (the said exemption does not apply to Messrs. Chaim Katzman and Dori Segal, Chairman of the Board of Directors and his Executive Vice Chairman who are controlling shareholders of the Company, ). On December 13, 2011, the general meeting approved an update of the terms of the Company officers' indemnification, to allow indemnification within the limits allowed under the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Section 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney's fees. Pursuant to the provisions of Section 275 of the Companies Law, on September 4, 2014 the general meeting approved the renewed grant of a letter of undertaking for indemnification to Mr. Chaim Katzman and Mr. Dori Segal, the Chairman of the Board of Directors and his Executive Vice Chairman, respectively, who are among the Company's controlling shareholders, for a period of three years starting on December 31, 2014. For details refer to the immediate report dated November 8, 2011 and the complementary report dated September 3, 2014, ref. 2011-01-320382 and 2014-01-150555, respectively, regarding the convening of a general meeting, and the immediate reports dated December 13, 2011 and September 4, 2014, ref. 2011-01-320382 and 2014-01- 151746, respectively, regarding the outcome of the general meeting.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

March 30, 2016	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:
Chaim Katzman	Chairman of the Board of Directors
Rachel Lavine	CEO and Director

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

CORPORATE GOVERNANCE QUESTIONNAIRE – GAZIT-GLOBE

INDEPENDENCE OF THE BOARD OF DIRECTORS
	Correct	Incorrect
1.

In every reporting year, two or more External Directors served with the Corporation

This question can be answered “Correct” if the time period during which two External Directors did not serve does not exceed 90 days, as stated in Section 363A(b)(10) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which two or more External Directors did not serve with the Corporation in the Reporting Year (including also the period of service approved retroactively, distinguishing between the various External Directors):

Director A: Yair Orgler

Director B: Noga Knaz

Director C: Ronnie Bar-On

Number of External Directors serving with the Corporation as of the date of publishing this questionnaire: 3

☑

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

2.

Ratio[14] of Independent Directors[15] serving with the Corporation as of the date of publishing this questionnaire: 54%

Ratio of Independent Directors prescribed by the Articles[16] of the Corporation[17]: 33%

☐ Not relevant (not prescribed in the Articles).

	____	____
3.

A check was performed in the Reporting Year on the External Directors (and the Independent Directors) and it was found that, in the Reporting Year, they were in compliance with the provisions of Section 240(b) and (f) of the Companies Law with regard to the External (and Independent) Directors serving with the Corporation not having an Interest, and also that the conditions necessary for them to serve as an External (or Independent) Director had been fulfilled.

☑
4.

None of the Directors who served with the Corporation during the Reporting Year are answerable[18] to the CEO, directly or indirectly (except for a Director who is an employee representative, if the Corporation has such employee representation).

If you answer “Incorrect” (i.e., the Director is answerable to the CEO, as stated) – state the ratio of Directors who failed to meet the aforesaid restriction: ____.

☑

[14]	In this questionnaire, “Ratio” is the particular number out of the total, for example 3/8.

[15]	Including "External Directors" as defined in the Companies Law.

[16]	For the purposes of this question – “Articles” includes in accordance with a specific statutory provision applicable to the Corporation (in the case of a banking corporation for example – the directives of the Supervisor of Banks).

[17]	A debenture company is not required to answer this section.

[18]	For the purposes of this question - serving as a Director of an affiliate that is controlled by the Corporation shall not be deemed as being “answerable”. On the other hand, the serving of a Director of the Corporation who serves as an Officer (other than Director) and/or is employed in an affiliate that is controlled by the Corporation shall be deemed as being “answerable” for the purposes of this question.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

5.

All Directors who disclosed having a Personal Interest in the approval of a transaction on the agenda of the meeting did not attended the discussion and did not participate in the aforesaid vote (other than a discussion and/or a vote in circumstances which comply with Section 278(b) of the Companies Law):

If you answer “Incorrect” –

Was it in order for the Director to present a particular topic in accordance with the provisions at the end of Section 278(a):

☒Yes ☐ No (Place an X in the appropriate box).

Note the rate of meetings in which the aforesaid Directors attended the discussion and/or participated in the vote other than in circumstances as provided in subsection a: ________.

☑

6.	1.

A Controlling Shareholder (including his Relative and/or anyone acting on his behalf), who is not a Director or another Senior Officer of the Corporation, was not present at the meetings of the Board of Directors held in the Reporting Year.

If you answer “Incorrect” (i.e., a Controlling Shareholder and/or his Relative and/or anyone acting on his behalf, who is not a member of the Board of Directors and/or a Senior Officer of the Corporation was present at the aforesaid meetings of the Board of Directors) – the following details regarding the presence of any additional person at the aforesaid meetings of the Board of Directors are to be provided:

Identity: _________.

Position in the Corporation (if any): ________.

Details of the Interest vis-à-vis the Controlling Shareholder (if the person present is not the Controlling Shareholder himself): _______.

Was the person attending in order to present a particular topic: ☐ Yes ☐ No (Place an X in the appropriate box).

Rate of attendance[19] at the meetings of the Board of Directors held in the Reporting Year in order to present a particular topic: ______. Attendance for other purposes: _______.

☐ Not applicable (the Corporation does not have a Controlling Shareholder).

☑

19 Differentiating between the Controlling Shareholder, his Relative and/or anyone acting on his behalf.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

EXPERTISE AND QUALIFICATIONS OF THE DIRECTORS
			Correct	Incorrect
7.

The Corporation’s By-Laws do not contain a provision restricting the possibility of immediately terminating the service of all the Corporation’s Directors, who are not External Directors (for this purpose – a decision by a simple majority is not considered a restriction)[20].

If you answer “Incorrect” (i.e., such a restriction does exist), state –

☑
	A.	The time period prescribed in the By-Laws for a Director’s service: Three years
	B.	The required majority prescribed in the By-Laws for terminating the service of the Directors: A Special Resolution of the General Meeting, viz. 75% or more of the voting power of all the shares whose holders were present and voted on said Resolution.
	C.	Legal quorum prescribed in the By-Laws at the General Meeting for the purpose of terminating the service of the Directors: A legal quorum will exist at General Meetings of the Company when at least two shareholders with voting rights (personally or through proxies) are present, who together hold at least 30% of the Company’s voting rights.
	D.	The required majority to change these provisions in the By-Laws: A majority of the shareholders who hold shares that confer on them 60% or more of the voting rights of all the shares whose holders were present and voted on said Resolution (except for abstentions), either personally or through proxies, including a voting paper.

 20 A debenture company is not required to answer this section.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

8.

The Corporation has taken action to prepare a training program for new Directors, in relation to the Corporation’s business and in relation to the law applicable to the Corporation and the Directors, as well as having taken action to prepare a continuing training program for serving Directors, that is customized, inter alia, to the duties that the Director performs at the Corporation.

If you answer “Correct” – state whether the program was in operation in the Reporting Year: ☒Yes ☐ No (Place an X in the appropriate box).

☑
9.	A.

The Corporation has prescribed the minimum number of Directors on the Board of Directors that are required to possess Accounting and Financial Expertise.

If you answer “Correct” – state the minimum number prescribed: Three directors

		_____	_____
B.

Number of Directors that served with the Corporation during the Reporting Year -

Possessing Accounting and Financial Expertise[21]: Eleven Directors

Possessing Professional Qualifications[22]: —

In the event of there being changes in the number the aforesaid Directors in the Reporting Year, the figure to be provided will be the lowest number (except in the 60-day time period from the occurrence of the change) of Directors of each type who served in the Reporting Year.

10.	A.

In each Reporting Year, the composition of the Board of Directors included members of both sexes.

If you answer “Incorrect” – state the time period (in days) during which the aforesaid did not apply: ____.

This question can be answered “Correct” if the time period in which Directors of both sexes were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which Directors of both sexes were not serving with the Corporation: ____.

☑

 21 As assessed by the Board of Directors, in accordance with the provisions of the Companies Regulations (Terms and Tests for Director Possessing Accounting and Financial Expertise and for a Director Possessing Professional Qualifications), 2005.

22 See footnote 9.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

B.	Number of Directors of each sex serving on the Board of Directors of the Corporation as of the date of publishing this questionnaire: Men: 8, Women: 3	_____	_____

MEETINGS OF THE BOARD OF DIRECTORS (AND CONVENING A GENERAL MEETING)
			Correct	Incorrect
11.	A.	Number of meetings of the Board of Directors held during each quarter of the Reporting Year: First quarter (Year 2015): 5 Second quarter: 5 Third quarter: 7 Fourth quarter: 11	_____	_____
B.

Against the name of each of the Directors who served with the Company during the Reporting Year, state the attendance rate[23] at meetings of the Board of Directors (in this subsection – include meetings of Committees of the Board of Directors of which the Director is a member, as stated below) that were held during the Reporting Year (in relation to his period of service):

(Additional rows should be added in accordance with the number of Directors.)

* As the Audit Committee also acts as the Financial Statements Review Committee, attendance rates at meetings of the Audit Committee also relate to its meetings as the Financial Statements Review Committee.

			_____	_____

23 See footnote 2.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

Name of Director	Attendance rate at meetings of the Board of Directors	Attendance rate at meetings of the Audit Committee[24]	Attendance rate at meetings of the Financial Statements Review Committee[25]	Attendance rate at meetings of the Compensation Committee[26]	Attendance rate at meetings of other Committees of the Board of Directors of which he is a member (noting the name of the Committee)
Chaim Katzman	100%
Dori Segal	96%
Arie Mientkavich	96%
Rachel Lavine	96%
Yair Orgler	100%	100%		100%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

 24 For a Director who is a member of said Committee.

25 For a Director who is a member of said Committee.

26 For a Director who is a member of said Committee.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

	Noga Knaz	100%	90%	87%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%
	Ronnie Bar-On	100%	100%	100%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%
	Haim Ben-Dor	100%	100%	100%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%
	Shaiy Pilpel	96%	100%	100%	Nominations and Corporate Governance – 100%
	Gary Epstein	96%
	Douglas Sesler	90%
12.	In the Reporting Year, the Board of Directors held at least one discussion regarding the management of the Corporation’s business by the CEO and the Officers answerable to him, without them being present, and they were given an opportunity to express their position.					☑

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

SEPARATION OF THE FUNCTIONS OF THE CEO AND THE CHAIRMAN OF THE BOARD OF DIRECTORS
	Correct	Incorrect
13.

Throughout the Reporting Year, a Chairman of the Board of Directors served with the Corporation.

This question can be answered “Correct” if the time period in which a Chairman of the Board of Directors was not serving with the Corporation does not exceed 60 days, as referred to in Section 363A(2) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a Chairman of the Board of Directors was not serving with the Corporation, as stated: ____.

☑
14.

In each Reporting Year, a CEO served with the Corporation.

This question can be answered “Correct” if the time period in which a CEO was not serving with the Corporation does not exceed 90 days, as referred to in Section 363A(6) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a CEO was not serving with the Corporation, as stated: ____.

☑
15.

In a Corporation in which the Chairman of the Board of Directors also serves as the CEO of the Corporation and/or exercises the powers thereof, the dual service was approved pursuant to the provisions of Section 121(c) of the Companies Law[27].

☒ Not applicable (so long as the aforesaid dual service does not exist in the Corporation).

16.	The CEO is not a Relative of the Chairman of the Board of Directors. If you answer “Incorrect” (i.e., the CEO is a Relative of the Chairman of the Board of Directors) –		☑
	A.	State the family relationship between the parties: ________.	_____	_____

27 In a debenture company – approval pursuant to Section 121(d) of the Companies Law.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

B.	The service was approved pursuant to Section 121(c) of the Companies Law[28]: ☐ Yes ☐ No (Place an X in the appropriate box.)	_____	_____

17.

A Controlling Shareholder or his Relative does not serve as CEO or as a Senior Officer of the Corporation, except as a Director.

☐ Not applicable (the Corporation does not have a Controlling Shareholder).

☑

AUDIT COMMITTEE
			Correct	Incorrect
18.	The following did not serve on the Audit Committee in the Reporting Year –		_____	_____
	A.	The Controlling Shareholder or his Relative. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	☑
	B.	The Chairman of the Board of Directors.	☑
	C.	A Director who is employed by the Corporation or by the Controlling Shareholder of the Corporation or by a Corporation under his Control.	☑
	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder of the Corporation or to a Corporation under his Control.	☑
	E.	A Director whose main source of income is the Controlling Shareholder. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	☑

28 In a debenture company – approval pursuant to Section 121(d) of the Companies Law.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

19.	A person not entitled to be a member of the Audit Committee, including a Controlling Shareholder or his Relative, was not present in the Reporting Year at meetings of the Audit Committee, except in accordance with the provisions of Section 115(e) of the Companies Law.	☑
20.

A legal quorum for holding discussions and taking decisions at each of the meetings of the Audit Committee held in the Reporting Year was a majority of the Committee’s members, with the majority of those present being Independent Directors and at least one of whom was an External Director.

If you answer “Incorrect” – state the ratio of meetings at which the aforesaid requirement was not fulfilled: ____.

☑
21.	The Audit Committee held at least one meeting in the Reporting Year, in the presence of the Internal Auditor and the Independent Auditor and without the presence of the Corporation’s Officers who are not members of the Committee, with regard to defects in the Corporation’s business management.	☑
22.	At each meeting of the Audit Committee at which a person not entitled to be a member of the Committee was present, this was with the approval of the Chairman of the Committee and/or at the request of the Committee (with regard to the Corporation’s Legal Counsel and its Corporate Secretary who is not a Controlling Shareholder or his Relative).	☑
23.	In the Reporting Year, arrangements, which had been prescribed by the Audit Committee, were in force regarding the manner of handling complaints from the Corporation’s employees in connection with defects in its business management and regarding the protection given to employees revealing the aforesaid.	☑
24.	The Audit Committee (and/or the Committee for the Review of the Financial Statements) was satisfied that the scope of the work of the Independent Auditor and his professional fees in relation to the financial statements in the Reporting Year were adequate for the performance of suitable audit and review work.	☑

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE (HEREAFTER – THE COMMITTEE) IN ITS WORK PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS
			Correct	Incorrect
25.	A.	Note the length of time (in days) prescribed by the Board of Directors as being a reasonable time for the sending of the Committee's recommendations prior to the discussion at the Board of Directors on approving the financial statements:
		Between two and four days, depending on circumstances.	_____	_____
B.

Number of days that actually elapsed between the date of sending the recommendations to the Board of Directors and the date of the discussion at the Board of Directors on approving the financial statements:

First quarter report (Year 2015): 2

Second quarter report: 2

Third quarter report: 5

Annual report: 6

			_____	_____
C.

Number of days that elapsed between the date of sending the draft financial statements to the Directors and the date of the discussion at the Board of Directors on approving the financial statements:

First quarter report (Year 2015): 2

Second quarter report: 2

Third quarter report: 5

Annual report: 6

26.

The Independent Auditor of the Corporation participated in all the meetings of the Committee and the Board of Directors, at which discussions took place regarding the Corporation’s financial statements relating to the periods included in the Reporting Year.

If you answer “Incorrect” – state the ratio of meetings attended by the Independent Auditor: ____.

☑

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

27.	Throughout the Reporting Year and until the publication of the annual report, the Committee fulfilled all the conditions detailed below:		_____	_____
	A.	Its members numbered at least three (at the date of the discussion by the Committee and the approval of the aforesaid Reports).	☑
	B.	All the conditions prescribed in Section 115(b) and (c) of the Companies Law (regarding the service of members of the Audit Committee) were fulfilled.	☑
	C.	The Chairman of the Committee is an External Director.	☑
	D.	All its members are Directors and a majority of its members are Independent Directors.	☑
	E.	All its members are capable of reading and understanding financial statements and at least one of the Independent Directors possesses Accounting and Financial Expertise.	☑
	F.	The members of the Committee provided a Declaration prior to their appointment.	☑
	G.	A legal quorum for holding discussions and taking decisions at the Committee was a majority of the its members, provided that the majority of those present were Independent Directors and among them was at least one External Director.	☑
	If you answer “Incorrect” with regard to one or more of the subsections to this question, note with respect to which report (periodic/quarterly) the aforesaid condition was not fulfilled and also which condition was unfulfilled: _______.		_____	_____

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

COMPENSATION COMMITTEE
			Correct	Incorrect
28.

The Committee comprised, in the Reporting Year, at least three members and the External Directors constituted the majority thereof (on the date of the discussion at the Committee).

☐ Not relevant (no discussion was held).

☑
29.	The terms of service and employment of all members of the Compensation Committee in the Reporting Year are in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000.		☑
30.	The following did not serve on the Compensation Committee in the Reporting Year –		_____	_____
	A.	The Controlling Shareholder or his Relative. ☐ Not relevant (the Corporation does not have a Controlling Shareholder).	☑
	B.	The Chairman of the Board of Directors.	☑
	C.	A Director who is employed by the Corporation or by the Controlling Shareholder of the Corporation or by a Corporation under his Control.	☑
	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder of the Corporation or to a Corporation under his Control.	☑
	E.	A Director whose main source of income is the Controlling Shareholder. ☐ Not relevant (the Corporation does not have a Controlling Shareholder).	☑

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

31.	A Controlling Shareholder or his Relative was not present in the Reporting Year at meetings of the Compensation Committee, unless determined by the Chairman of the Committee that any of them is needed in order to present a particular topic.	☑
32.

The Compensation Committee and the Board of Directors did not make use of their powers pursuant to Sections 267A(c), 272(c)(3) and 272(c1)(1)(c) to approve a transaction or a compensation policy, over the objections of the General Meeting.

If you answer “Incorrect”, state –

Type of transaction approved as aforesaid: _____

Number of occasions when use was made of said powers in the Reporting Year: _____

☑
INTERNAL AUDITOR
		Correct	Incorrect
33.	The Chairman of the Board of Directors or the CEO of the Corporation has organizational responsibility for the Internal Auditor in the Corporation.	☑
34.

The Chairman of the Board of Directors or the Audit Committee approved the work plan in the Reporting Year.

In addition, note the audit topics dealt with by the Internal Auditor in the Reporting Year: see section 5.2 to the Directors' Report (Place an X in the appropriate box).

☑
35.	The scope of the Internal Auditor’s work in the Corporation in the Reporting Year (in hours29): 2,400.	_____	_____
	In the Reporting Year, a discussion was held (at the Audit Committee or at the Board of Directors) with regards to the Internal Auditor’s findings.	☑

29 Includes work hours invested in investee corporations and in overseas auditing, as the case may be.

GAZIT-GLOBE LTD.
CHAPTER E - ADDITIONAL DETAILS ABOUT THE COMPANY

36.	The Internal Auditor is not an Interested Party in the Corporation, his Relative, an Independent Auditor or anyone acting on its behalf and also does not maintain material business relations with the Corporation, its Controlling Shareholder, his Relative or corporations under their Control.	☑

TRANSACTIONS WITH INTERESTED PARTIES
	Correct	Incorrect
37.

The Controlling Shareholder or his Relative (including a company under his Control) is not employed by the Corporation nor does he provide it with management services.

If you answer “Incorrect” (i.e., the Controlling Shareholder or his Relative is employed by the Corporation or provides it with management services), state –

- The number of Relatives (including the Controlling Shareholder) employed by the Corporation (including companies under their Control and/or by means of management companies): 1

- Have the employment and/or management services agreements with the aforesaid been approved by the organs prescribed by law:

☒ Yes

☐ No

(Place an X in the appropriate box.)

☐ Not applicable (the Corporation does not have a Controlling Shareholder).

☑
38.

To the best of the Corporation’s knowledge, the Controlling Shareholder does not have other businesses in the Corporation’s field of activity (in one or more fields).

If you answer “Incorrect” – state whether an arrangement has been prescribed to delineate Transactions between the Corporation and its Controlling Shareholder:

☐ Yes

☐ No

(Place an X in the appropriate box.)

☐ Not applicable (the Corporation does not have a Controlling Shareholder).

☑

Chairman of the Board of Directors:	Chaim Katzman	Chairman of the Audit Committee and the Financial Statements Review Committee:	Yair Orgler

CHAPTER F

GAZIT-GLOBE LTD.

Presentation of Financial Information from

Consolidated Financial Statements attributed to the Company

As of December 31, 2015

- - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe LTD.

1 Derech Hashalom, Tel-Aviv

Dear Sirs/Mmes.,

Re: Special auditors' report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of Gazit Globe Ltd. ("the Company") as of December 31, 2015 and 2014 and for each of the three years, the last of which ended December 31, 2015, which was included in the Company's periodic report. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We have not audited financial information from financial statements of an investee, for which the assets net of liabilities attributed thereto, net amounted to NIS 4,732 million and NIS 4,098 million as of December 31, 2015 and 2014 respectively, and for which the Company's share of its earnings (losses) amounted to NIS 49 million, NIS (111) million and NIS 132 million for the years ended December 31, 2015, 2014 and 2013, respectively. The financial statements of this company were audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2016	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial Information and Financial Data from Consolidated Financial Statements

Attributed to the Company

Below is financial data and separate financial information from the Group's consolidated financial statements as of December 31, 2015, published as part of the periodic reports ("consolidated financial statements") attributed to the Company itself, presented in accordance with Regulation 9c of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Subsidiaries - as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.

CHAPTER F - Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2015	2014
	information	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	a	661	45
Short-term loans and current maturities of long-term loans to subsidiaries	e	187	395
Available for sale marketable securities	b	-	180
Financial derivatives	b,c	45	88
Other accounts receivable	b	3	3
Preferred shares of subsidiary	e	329	-

Total current assets		1,225	711

NON-CURRENT ASSETS

Financial derivatives	b,c	680	278
Loans to subsidiaries	e	5,610	5,926
Investments in subsidiaries		13,593	13,286
Fixed assets, net		3	5

Total non-current assets		19,886	19,495

Total assets		21,111	20,206

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

CHAPTER F - Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2015	2014
	information	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of non-current liabilities	c	977	976
Financial derivatives	c	20	40
Trade payables	c	3	3
Other accounts payable	c	165	192
Current tax payable		43	9

Total current liabilities		1,208	1,220

NON-CURRENT LIABILITIES

Loans from banks and others	c	1,396	1,001
Debentures	c	10,994	9,900
Financial derivatives	c	-	62
Deferred taxes	d	1	-

Total non-current liabilities		12,391	10,963

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	f

Share capital		249	232
Share premium		4,983	4,411
Reserves		(2,927)	(1,535)
Retained earnings		5,207	4,915

Total equity		7,512	8,023

Total liabilities and equity		21,111	20,206

The accompanying information is an integral part of the financial data and the separate financial information.

March 30, 2016
Date of approval of the	Chaim Katzman	Rachel Lavine	Adi Jemini
financial statements	Chairman of the Board	CEO and Director	CFO

GAZIT-GLOBE LTD.

CHAPTER F - Details of Financial Information out of Consolidated Statements of Income

Attributed to the Company

		Year ended
		December 31
	Additional	2015	2014	2013
	information	NIS in millions

Management fees from related companies	e	2	2	2
Finance income from subsidiaries	e	229	273	330
Other finance income		721	53	412

Total income		952	328	744

General and administrative expenses		53	64	79
Finance expenses		536	737	671
Other expenses		407	-	-

Total expenses		996	801	750

Loss before income from subsidiaries, net		(44)	(473)	(6)

Income from subsidiaries, net		646	509	879

Income before tax benefit		602	36	873

Tax benefit	d	(18)	(37)	(54)

Net income attributed to the Company		620	73	927

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

CHAPTER F - Details of Financial Information out of Consolidated Statements of Comprehensive Income

Attributed to the Company

	Year ended
	December 31
	2015	2014	2013
	NIS in millions

Net income attributed to the Company	620	73	927

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	9	134	(59)
Gain on available for sale securities	(21)	18	3
Realization of currency translation reserve of foreign operation	407	-	-
Other comprehensive income (loss) attributed to the Company	395	152	(56)

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(1,916)	220	(911)

	(1,521)	372	(967)

Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets attributable to subsidiary	-	-	(6)

Total other comprehensive income (loss) attributed to the Company	(1,521)	372	(973)

Total comprehensive income (loss) attributed to the Company	(901)	445	(46)

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

CHAPTER F - Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended
	December 31
	2015	2014	2013
	NIS in millions

Cash flows from operating activities of the Company:

Net income attributed to the Company	620	73	927

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	2	2	2
Finance expenses (income), net	(414)	411	(71)
Income from subsidiaries, net	(646)	(509)	(879)
Realization of currency translation reserve of foreign operation	407	-	-
Cost of share-based payment	3	9	10
Tax benefit	(18)	(37)	(54)

	(666)	(124)	(992)
Changes in assets and liabilities of the Company:

Increase in other accounts receivable	-	(3)	(4)
Decrease in trade payables and other accounts payable	(26)	(1)	-

	(26)	(4)	(4)
Cash paid and received during the year by the Company for:

Interest paid	(649)	(599)	(491)
Interest received	-	90	191
Interest received from subsidiaries	217	237	233
Taxes paid	(11)	(39)	(33)
Dividend received	3	14	-
Dividend received from subsidiaries	164	170	113

	(276)	(127)	13

Net cash used in operating activities of the Company	(348)	(182)	(56)

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

CHAPTER F - Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended
	December 31
	2015	2014	2013
	NIS in millions
Cash flows from investment activities of the Company:

Investment in fixed assets	- *)	(1)	(2)
Proceeds from sale of fixed assets	- *)	- *)	- *)
Investments in subsidiaries	(2,215)	(942)	(1,200)
Redemption of preferred shares of subsidiary	271	168	231
Loans repaid by subsidiaries, net	154	414	212
Investment in marketable securities	-	(154)	(105)
Proceeds from sale of marketable securities	182	141	-

Net cash used in investment activities of the Company	(1,608)	(374)	(864)

Cash flows from financing activities of the Company:

Issue of shares (less issue expenses)	586	118	489
Exercise of stock options into shares	- *)	- *)	- *)
Repayment of loans for purchase of Company shares	- *)	-	- *)
Dividend paid to equity holders of the Company	(328)	(318)	(298)
Issue of debentures less issue expenses	2,183	445	1,670
Repayment and early redemption of debentures	(969)	(255)	(885)
Receipt (repayment) of long-term credit facilities from banks, net	1,102	(110)	(753)
Unwinding of hedge transactions	-	243	392

Net cash provided by financing activities of the Company	2,574	123	615

Conversion differences on balance of cash and cash equivalents	(2)	4	(1)

Increase (decrease) in cash and cash equivalents	616	(429)	(306)
Cash and cash equivalents at the beginning of year	45	474	780

Cash and cash equivalents at the end of year	661	45	474

Significant non-cash activities of the Company:

Conversion of loans granted to subsidiaries for share issuance	-	72	214

*) Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

a.	Cash and cash equivalents attributed to the Company

As of the reporting date, the balance of cash and cash equivalents primarily consist of unlinked NIS. The increase in cash balances at the reporting date was due to proceeds from the issuance of shares received on December 31, 2015, see Note 27 C to the financial statements.

b.	Disclosure regarding financial assets attributed to the Company in accordance with IFRS 7

	December 31
	2015	2014
	NIS in millions
Financial assets at fair value through profit or loss:
Derivatives	725	366
Financial liabilities at fair value through profit or loss:
Derivatives	(20)	(102)
Financial assets at fair value through other comprehensive income:
Available for sale securities	-	180

Loans and receivables	3	3
Loans and receivables - subsidiaries	5,797	6,321

	6,505	6,768

c.	Disclosure regarding financial liabilities attributed to the Company

1.	Other accounts payable attributed to the Company

	December 31
	2015	2014
	NIS in millions

Accrued expenses	11	20
Interest payable	146	149
Employees	6	1
Government authorities	2	22

	165	192

2.	Non-current liabilities attributed to the Company

Composition

	December 31
	2015	2014
	NIS in millions

Loans from banks and others (1)(3)	1,396	1,001
Debentures (2)(3)	10,994	9,900

	12,390	10,901

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(1)	Composition of loans from banks and others

	Interest	December 31
	rate	2015	2014
	%	NIS in millions

In NIS - unlinked *)	2.60%	132	25
In U.S.$		-	11
In U.S.$	5.52%	299	298
In C$ *)	3.35%	291	191
In € *)	2.60%	703	499

		1,425	1,024
Less - deferred expenses		(17)	(23)

		1,408	1,001
Less - current maturities		(12)	-

		1,396	1,001

*) Variable interest.

For details in respect of financial covenants, see Note 22 to the consolidated financial statements.

To secure credit obtained from banks the Company and its wholly-owned subsidiaries have pledged shares of subsidiaries. Furthermore, the Company's wholly-owned subsidiaries guarantee the credit obtained by the Company from banks, also refer to Note 26b3 to the consolidated financial statements.

(2)	Composition of debentures

For details in respect of the composition of Debentures, see Note 20 to the consolidated financial statements.

Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,134 million.

For further information regarding the terms and conditions of the debentures, rating, financial covenants, and the issuances of the debentures during the reporting period, refer to Note 20 to the consolidated financial statements.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions

Year 1 - current maturities	12	965

Year 2	11	771
Year 3	449	1,052
Year 4	570	1,815
Year 5	162	1,166
Year 6 there after	204	6,190

	1,396	10,994
	1,408	11,959

3.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through profit or loss, see sections c and d below.

b)	Financial risk factors attributed to the Company

The Company's global operations expose it to various financial risk factors, such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Following is additional information about financial risks and their management:

1)	Foreign currency risk

The Company operates through investees in a large number of countries and is exposed to currency risks resulting from the exposure to exchange rates of different currencies, mainly to the U.S. dollar, the Canadian dollar, the Euro and the Brazilian Real. It is Company policy to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Company enters into cross-currency swap transactions in respect of the liabilities, for details see section e below.

2)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. For the amount of the financial instruments that are linked to the CPI in which the Company has exposure to changes in CPI, refer to section f below.

3)	Interest risks

Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. As part of the risk management strategy, the Company maintains a certain composition between exposure to fixed interest rate and exposure to variable interest rate. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e below). As of the balance sheet date, 82.5% of the Company's liabilities ( 87.1% excluding interest rate swap transactions) bear fixed interest rates (83.0% as of December 31, 2014, and 88.6% excluding interest rate swap transactions). For additional details regarding interest rates and maturities, see section c)2 above.

4)	Price risk

As of the balance sheet date, the Company has no investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges (as of December 31, 2014 - NIS 180 million).

5)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

6)	Liquidity risk

The Company's policy is to maintain a certain balance between obtaining long-term financing inter alia, mortgages, bank loans and debentures and the existing flexibility through the use of revolving lines of credit for period of 3 to 5 years in which the company can utilize credit for different periods.

As of December 31, 2015 (the "reporting date"), the Company has a working capital surplus.

The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.2 billion available for immediate drawdown. The Company's management believes that these sources will allow the Company to repay its current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section e below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer the bank significant amounts from time to time depends on the fair value of these transactions.

Following is the contractual maturity schedule of the financial liabilities of the Company (including interest) at undiscounted amounts:

As of December 31, 2015
	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Trade payables	3	-	-	-	3
Other accounts payable	208	-	-	-	208
Debentures	1,511	3,089	3,378	6,949	14,927
Loans from banks	56	537	782	238	1,613
Financial derivatives, net	(37)	(316)	(67)	(178)	(598)
Financial guarantees *)	-	-	-	-	-

	1,741	3,310	4,093	7,009	16,153

As of December 31, 2014
	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Trade payables	3	-	-	-	3
Other accounts payable	201	-	-	-	201
Debentures	1,489	2,626	3,388	5,841	13,344
Loans from banks	37	186	688	299	1,210
Financial derivatives, net	(39)	(74)	(13)	51	(75)
Financial guarantees *)	-	-	-	-	-

	1,691	2,738	4,063	6,191	14,683

*) The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries amounting to NIS 1,171 million and NIS 463 million as of December 31, 2015 and 2014, respectively has not yet been determined and depends on future circumstances.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

c)	Fair value attributed to the Company

Below is the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2015	2014	2015	2014
	NIS in millions
Financial liabilities

Debentures (1)	11,959	10,876	12,649	12,316
Loans from banks and others (2)	1,408	1,001	1,414	1,016
Total financial liabilities	13,367	11,877	14,063	13,332

(1)	The fair value is based on quoted prices on an active market as of the reporting date, according to level 1 in the fair value hierarchy.

(2)	The fair value for fixed interest loans is based on valuation techniques, according to level 2 in the fair value hierarchy. The fair value of variable interest loans approximates their nominal value. For additional information, refer to Notes 2l and 37b to the consolidated financial statements.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

During 2015, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

e)	Derivatives and hedges

1)	The following tables present information about cross-currency swaps, interest rate swaps and forward contracts:

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/ Interest receivable *)	Linkage basis / Interest payable *)	Remaining average effective duration	Fair value - NIS in millions
		31.12.15	31.12.14				31.12.15	31.12.14
Cross currency swaps
	Euro-NIS	4,133	2,307	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	8.2	278	16
		50	60	CPI linked, 4.95%	Variable, L+1.35%	1.9	26	29
		196	306	nominal 1.3%-6.83%	Varible 0.71%-5.06%	2.5	39	40
		531	531	nominal 2.63% 2.64%	Variable L	4.4	105	46

	USD-NIS	238	255	CPI linked, 3.56%-4.57%	Fixed, 5.38%-5.97%	6.8	(20)	1
		80	160	nominal 6.00%- 7.70%	Fixed, 4.59%-6.33%	1.0	4	9
		150	150	Telbor + 0.7%	Fixed, 3.53%	1.8	8	7
		243	243	Nominal 2.67%	Variable L	4.4	(3)	(6)

	C$-NIS	398	408	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.2	90	35

		40	80	nominal, 6.40%	Variable, L + 1.08%	1.0	11	12
		288	326	nomina 1.80%-6.00%	Fixed, 2.85%-3.15%	6.0	42	1
		100	100	Telbor + 0.7%	Fixed 3.37%	1.8	27	14
	NIS-USD	-	17	Fixed 5.97%	CPI linked 4.57%	-	-	(6)

	USD-Brazilian Rial	814	-	USD L	Brazil CPI linked 5.70%	2.5	144	-
	NIS-Brazilian Rial	273	273	CPI linked 2.60%	Brazil CPI linked 3.45%-3.79%	2.0	111	54

Forward contracts	Different currencies	1,796	3,119			Short term	(5)	12

							857	264

Net proceeds from SWAP CSA transactions							(152)	-

							705	264

*) "L" represents Interbank base-rate related to the currency of the transaction.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

2)	Derivatives attributed to the Company are presented on the financial statements as follows:

	December 31
	2015	2014
	NIS in millions

Current assets	45	88
Non-current assets	680	278
Current liabilities	(20)	(40)
Non-current liabilities	-	(62)
	705	264

3)	The Company has loans denominated in foreign currency and currency forward contracts, which were designated by the company as hedge instrument for spot and forward hedge, respectively. In addition, the Company has cross currency swap transactions designed to hedge its exposure to exchange rates fluctuations. Swap transactions terms have aligned with the respective periods of the Company's foreign currency cash flows exposures. Although the swap transactions are defined as economic hedge these transactions were not designated as accounting hedges.

f)	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to
	absolute changes in interest rates
Impact on pre-tax gain (loss) for the year of a	U.S.$	C$	€	NIS
1% increase in interest rate *)	interest	interest	interest	interest
	NIS in millions

31.12.2015	(7)	(4)	(13)	(3)
31.12.2014	(7)	(4)	(12)	(3)

*) Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

	Sensitivity analysis of financial balances to absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+ 2%	+ 1%	- 1%	- 2%
	NIS in millions

31.12.2015	(220)	(110)	110	220
31.12.2014	(191)	(95)	95	191

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

	Sensitivity analysis of derivatives – absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+ 2%	+ 1%	- 1%	- 2%
	NIS in millions

31.12.2015	122	61	(62)	(124)
31.12.2014	81	40	(41)	(83)

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
Impact on pre-tax income (loss)	+ 10%	+ 5%	- 5%	- 10%
	NIS in millions
31.12.2015

Change in exchange rate of €	(544)	(269)	267	533
Change in exchange rate of U.S.$	(1)	(1)	-	-
Change in exchange rate of C$	(74)	(37)	37	74
Change in exchange rate of Brazilian real	(83)	(42)	42	83

31.12.2014

Change in exchange rate of €	(377)	(187)	185	367
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(96)	(48)	48	95
Change in exchange rate of Brazilian real	(24)	(12)	12	24

	Sensitivity analysis of financial derivatives – absolute changes in interest rates
Impact on pre-tax income (loss)	+ 2%	+ 1%	- 1%	- 2%
	NIS in millions
31.12.2015

Change in interest on €	624	327	(371)	(798)
Change in interest on U.S.$	19	10	(11)	(24)
Change in interest on C$	67	35	(37)	(77)
Change n interest on Brazilian real	24	13	(11)	(23)
Change in interest on NIS - nominal	(107)	(55)	58	119
Change in interest on NIS - real	(783)	(403)	433	909

31.12.2014

Change in interest on €	337	177	(132)	(132)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change in interest on Brazilian real	13	7	(6)	(12)
Change in interest on NIS - nominal	(138)	(71)	68	109
Change in interest on NIS - real	(459)	(238)	252	527

Key assumptions for sensitivity analysis of financial instruments

See Note 37h to consolidated financial statements.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	For information regarding tax laws applicable to the Company, refer to Note 25a to the consolidated financial reports.

2.	For information regarding the compromise of the Company with the VAT Authorities, see Note 25n to the consolidated financial statements.

3.	Tax assessments attributed to the Company

The Company has received assessments deemed final through 2011

4.	Tax Ruling to restructure the Gazit Canada and USA group

On March 31, 2015, the Israel Tax Authority gave its approval for a restructuring of the Gazit entities in Canada and certain Gazit entities in the United States, as follows: in the first stage, Hollywood Properties Ltd. (“Hollywood”) made a tax-free transfer of 92.5% of the shares of Gazit Canada Inc. (“Gazit Canada”) to the Company, pursuant to the provisions of Section 104C of the Income Tax Ordinance (New Version), 1961 (“Income Tax Ordinance”).

In the second stage, Golden Oak Inc. (“Golden”) made a tax-exempt transfer of 33.33% of the shares of MGN (USA) Inc. (“MGN”) to the Company, pursuant to the provisions of Section 104C of the Income Tax Ordinance.

In the third stage, the Company transferred all of its interests in the shares of Gazit 2003 Inc. (“Gazit 2003”) to Gazit Canada in return for an issuance of shares, pursuant to the provisions of Section 104A of the Income Tax Ordinance.

In the fourth stage, Gazit Canada and Gazit 2003 were amalgamated; within the framework of the amalgamation, Gazit 2003 transferred all its assets and liabilities to Gazit Canada.

As part of the tax ruling, terms and restrictions were prescribed in relation to a future sale of transferred shares and the manner for offsetting losses with respect to the sale of the transferred shares. Pursuant thereto, it was prescribed that the date of the restructuring would be the actual share transfer date. Criteria were also set with regard to the original price of the transferred shares following the transfer and also with regard to the profits available for distribution at each of the companies. Likewise, the tax decision is contingent on full compliance with the rest of the terms set forth in the tax decision, and is also subject to the conditions of Part Two of the Income Tax Ordinance.

5.	Carry-forward losses for tax purposes attributed to the Company

The Company has carry-forward losses for tax purposes. With respect to the tax benefit associated with these losses, the Company has recognized deferred tax assets that their balance as of the reporting date was NIS 24 million (2014 – NIS 19 million), which have been offset against the deferred tax liability of the Company.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

6.	Deferred taxes attributed to the Company

Composition

	December 31
	2015	2014
	NIS in millions

Revaluation of financial investments to fair value	(24)	(19)
Carry-forward losses	24	19
Investment in subsidiary	(1)	-

	(1)	-

The deferred taxes computed with accordance to tax rate on the reporting date of 26.5% which is the tax rate that expected at the time of reversal and with respect of consolidated entities according to the tax rate that applicable with respect to the timing difference.

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (Cont.)

7.	Taxes on income attributed to the Company included in profit or loss

	Year ended
	December 31
	2015	2014	2013
	NIS in millions

Current taxes	(26)	(6)	14
Deferred taxes	8	(31)	(96)
Prior years taxes	-	-	28

	(18)	(37)	(54)

8.	In 2015 NIS 73 million current income tax expenses were recorded directly to equity in currency translation reserve (2014 – NIS 45 million).

e.	Loans, balances and material engagements with subsidiaries

1.	Balances with subsidiaries

a)	Composition

	December 31
	2015	2014
	NIS in millions
Current assets

Current maturities of long-term loans	187	395
Preferred shares of subsidiary	329	-

Non-current assets

Investments in subsidiaries	13,593	13,286
Long-term loans and debt (see section 4 below)	5,610	5,926

Non-current liabilities

Cross-currency swap transaction	-	(6)

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal as of the reporting date amounts to NIS 1,664 million. For more information, see Note 26b(3) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company amounts to NIS 1,171 million.

2.	Transactions with related companies

	Year ended
	December 31
	2015	2014	2013
	NIS in millions

Management fees income 3(a), 3(b) and 3(C)	2	2	2
Finance income	229	273	330
Rent expenses	-	-	1

3.	Engagements

a)	The Company has entered into agreements with foreign subsidiaries, whereby the Company would provide them with management services in exchange for a fixed fee. The management fees charged by the Company to these subsidiaries in 2015 and 2014 amounted to NIS 1 million.
b)	The Company entered into an agreement for providing a Board Chairman services to Gazit Development by a Company’s officer in return for monthly management fee amounting to NIS 60,000 effective from September 1, 2015
c)	For information regarding management fees from Norstar Israel, see Note 38d to the consolidated financial statement.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

4.	Loans to Subsidiaries

	Linkage		December 31
	basis	Interest rate	2015	2014
		%	NIS in millions

Wholly-owned subsidiaries in USA	U.S.$	L+ 2	181	1,438
Wholly-owned subsidiaries in Canada	C$	L + 2.5	13	13
Wholly-owned subsidiaries in Germany	€	E + 2.5	221	246
Wholly-owned subsidiary in the Netherlands	U.S.$	L + 4.9	161	174
Wholly-owned subsidiary in the Netherlands	€	E + 3.6	1,541	623
Wholly-owned subsidiaries in the Jersey island	€	E + 2.45-5	1,529	1,852
Gazit Globe Israel (Development) Ltd. *)	NIS	4	12	-
	NIS	wholesaler interest 2.25-2.75	485	350
	NIS	Prime Rate + 1.50	70	-
	Linked NIS	4-7.17	1,297	1,334
		€6.4	28	32
	€	L + 2.5	6	3
Wholly-owned subsidiaries in Israel	NIS	3.05	258	253
Other balances	-	-	(5)	3

			5,797	6,321

Maturities

NIS in millions

Year 1	187
Year 2	216
Year 3	241
Year 4	818
Year 5	3,064
Year 6 and thereafter	186
Renewable annually *)	251
Undetermined **)	834

5,797

*)	Loans to subsidiaries renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.
**)	A total of NIS 375 million is expected to be repaid against issuance of a perpetual capital note to the Company (see Note 40e to the consolidated financial statements), As for the remainder, the Company and the subsidiary are reviewing the maturity dates.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

5.	Investments in subsidiaries

a)	For information regarding the purchase of ATR’s shares by a wholly-owned subsidiary in January 2015, refer to Note 9c2 to the consolidated financial statements. As a result of the purchase the Company reclassified foreign currency translation reserve to other expense line item at an amount of NIS 407 million.
b)	For details regarding the acquisition of 100% of Sektor AS Gruppen share capital by CTY for a total consideration of € 1.5 billion (NIS 6.5 billion) and financing of this acquisition by means of a rights offering and the Company’s participation at its proportionate share of the rights offering, refer to notes 9f5 and 9f7 to the consolidated financial statements.
c)	For details regarding the purchase of 4.8 million CTY’s shares in consideration for € 10.7 million (NIS 47.2 million) in the stock market, refer to Note 9f6 to the consolidated financial statements.
d)	On October 1, 2015, the Company purchased from a wholly-owned subsidiary, an additional 4% in the partnership of Gazit South America LP for approximately U.S.$ 12 million (approximately NIS 48 million), such that after the purchase, the Company owns 94% of this partnership.
e)	In 2015, the Company redeemed preferred shares issued to it by a Canadian subsidiary amounting to approximately NIS 271 million. Subsequent to reporting date the company redeemed an additional amount of $ 329 million.
f)	For details regarding the approval of outlines for additional investments in Dori Group through extending a credit facilities by the Company to Gazit Development, refer to Note 9g to the consolidated financial statements.

e.	Loans, balances and material engagements with subsidiaries (Cont.)

6.	Dividends received from subsidiaries

	Year ended
	December 31
	2015	2014	2013
	NIS in millions

Citycon OYJ	164	157	113
Other	-	13	-
	164	170	113

f.	Equity attributed to the Company's shareholders

1.	For information regarding the Company's public offering of shares in December, 2015, and Norstar Israel's participation in the share offering, refer to Note 27c to the consolidated financial statement.

2.	For details regarding a grant of equity instruments to officers of the Company in 2015, refer to Notes 28 and 38c4 to the consolidated financial statements.

3.	For update in dividend distribution policy of the Company, refer to Note 27h to the consolidated financial statements.

g.	Additional Information

1.	For information regarding the appointment as the Company’s CEO of Ms. Rachel Lavine, who serves as a Board member of the Company, as Vice Chairman of the Board of ATR, as the Chairman of the Board of Gazit Development and as a board member of CTY, refer to Notes 28 and 38c4 to the consolidated financial statements.
2.	For information regarding the Law to Promote Competition and Reduce Concentration, see Note 2A to the consolidated financial statements.

GAZIT-GLOBE LTD.

CHAPTER F - ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

h.	Events subsequent to the reporting date

1.	On March 30, 2016, the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 90 million), payable on April 20, 2016 to the shareholders of the Company on April 13, 2016.
2.	For information regarding buyback of debentures through stock exchange trades, see Note 40D to the consolidated financial statements.
3.	For information regarding the issuance of a perpetual capital note to the Company in the amount of NIS 375 million by Gazit Development, see Note 40e to the consolidated financial statements.

CHAPTER G

Annual Report regarding the Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

In Accordance with Regulation 9B of the Israeli Securities Regulations (1970)

Attached herewith is the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Regulation 9B of the Israeli Securities Regulations (1970):

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Rachel Lavine, Chief Executive Officer;

2.	Adi Jemini, Chief Financial Officer;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the CEO and the most senior officer in the finance department or under their supervision, or by another party actually executing their functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the applicable laws, and to ensure that information the Corporation is required to disclose in the statements it publishes under applicable laws is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance department or to another party actually executing their functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be prevented or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation's financial reporting , disclosure and its effectiveness; the evaluation of the effectiveness of the internal control over the financial reporting and the disclosure, which management performed, under the supervision of the Board of Directors, included: assessing the financial reporting and disclosure risks on the consolidated Corporation level, assessing the processes and determining which of them are the most material for financial reporting and disclosure, assessing the relevant business units for the purpose of evaluating the effectiveness of internal control, documenting the Corporation’s existing controls, evaluating the effectiveness of control planning and analyzing the existing control gaps, remedying control planning deficiencies and testing compensatory controls, evaluating the effectiveness of the operation of the controls and evaluating the overall effectiveness of internal control. The internal control components are: entity level controls (ELC), controls over the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are as follows: the investment property process (including rental income, property operating expenses and the appraisal of investment property), the treasury process and the process of “income recognition and costs and revenues estimation in construction projects”.

Subject to what stated below regarding the acquisition of ATR and Sektor, based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation's management and Board of Directors reached the conclusion that internal control over the Corporation's financial reporting and disclosure, as of December 31, 2015, is effective.

GAZIT-GLOBE LTD.

CHAPTER G – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Acquisition of Atrium European Real Estate Limited (“ATR”):

During the first quarter of 2015, the Corporation acquired additional ATR shares and became the sole controlling shareholder of ATR. For details regarding the acquisition, refer to Note 9c2 to the consolidated financial statements.

This Report regarding Effectiveness of Internal Control over Financial Reporting does not include an evaluation of the effectiveness of internal control over financial reporting with respect to ATR, since the gaining of control over ATR and the initial consolidation of ATR took place during 2015, and through the date of the report, the Corporation has not yet concluded the assessment of internal control over financial reporting of ATR.

ATR’s total assets and its total revenues included in the consolidated financial statements as of and for the year ending December 31, 2015 amounted to NIS 13.9 billion and NIS 1.2 billion, respectively, which constitute 16.6% and 16.3%, respectively, of the consolidated assets and the consolidated revenues of the Corporation. In view of the materiality of the amounts of ATR’s total assets and total revenues for the Corporation, in conjunction with the fact that ATR operates in several countries in Central and Eastern Europe, by means of local management teams in most of the regions in which it operates, a significant preparation period is required in order to implement the compliance and reporting requirements applying to the Corporation in connection with the effectiveness of the internal control over financial reporting of ATR, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management is acting to extend the reporting regarding effectiveness of the Corporation’s internal control over financial reporting, so that ATR’s internal control over financial reporting will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of ATR operating as an independently-managed business unit, the acquisition of ATR is not expected to have a material effect on the internal control over financial reporting in other business units of the Corporation.

Through the date of the report, the Corporation’s management has held meetings with ATR’s management for presenting the relevant compliance and reporting requirements applying to the Corporation, and has engaged local consultants in the regions in which ATR operates to assist the Corporation and ATR’s management in implementing the statutory requirements applying to the Corporation relating to the evaluation of the effectiveness of ATR’s internal control over financial reporting, according to the following milestones:

In the first stage, a planning memorandum was completed to determine the scoping of ATR’s business units, the business processes, information systems and the relevant line items in ATR’s consolidated financial statements, taking into consideration their level of materiality and mapping their inherent risks; in the second stage a risk assessment was undertaken, with respect to the design and implementation of internal control over financial reporting, while validating the control design and implementation; and the third stage (currently under planning) will include the validation of operating effectiveness of internal controls over financial reporting, interim evaluation of operating effectiveness, remediation of deficiencies and, finally, re-examination of operating effectiveness and reporting.

Acquisition of Sektor Gruppen AS (“Sektor”):

During the third quarter of 2015, the Corporation’s subsidiary CTY acquired 100% of Sektor’s share capital and as a result, CTY and the Corporation now consolidate Sektor in their financial statements. For details regarding the acquisition, refer to Note 9f7 to the consolidated financial statements.

This Report regarding Effectiveness of Internal Control over Financial Reporting does not include an evaluation of the effectiveness of internal control over financial reporting with respect to Sektor, since the gaining of control over Sektor and the initial consolidation of Sektor took place during 2015, and through the date of the report, the Corporation has not yet concluded the assessment of internal control over financial reporting of Sektor.

Sektor’s total assets and its total revenues included in the consolidated financial statements as of and for the year ending December 31, 2015 amounted to NIS 6.5 billion and NIS 0.3 billion, respectively, which constitute 7.7% and 3.5%, respectively, of the consolidated assets and the consolidated revenues of the Corporation. Since Sektor operates in Norway, which constitute a new business and geographic unit of the Group, a significant preparation period is required in order to implement the compliance and reporting requirements applying to the Corporation in connection with the effectiveness of the internal control of Sektor, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management through CTY, is acting to extend the reporting regarding effectiveness of the Corporation’s internal control over financial reporting, so that Sektor’s internal control over financial reporting will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of Sektor operating as an independent business and geographic unit, the acquisition of Sektor is not expected to have a material effect on the internal control over financial reporting in other business units of the Corporation.

GAZIT-GLOBE LTD.

CHAPTER G – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Through the date of the report, the Corporation’s management through CTY, has made an assessment for including Sektor within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with Sektor’s management for presenting the relevant compliance and reporting requirements applying to the Corporation, and has engaged consultants to assist the Corporation and CTY’s management in implementing the statutory requirements applying to the Corporation relating to the evaluation of the effectiveness of Sektor’s internal control over financial reporting, according to the following milestones:

In the first stage, a planning memorandum was prepared, for determining the scoping of Sektor’s business processes, information systems and the relevant line items in Sektor’s financial statements, taking into consideration their level of materiality and mapping their inherent risks; in the second stage a risk assessment has been performed, with respect to the design and implementation of internal control over financial reporting, which is currently being followed by validating the control design and implementation; and the third stage (currently under planning) will include the validation of operating effectiveness of internal controls over financial reporting, interim evaluation of operating effectiveness, remediation of deficiencies and, finally, re-examination of operating effectiveness and reporting.

GAZIT-GLOBE LTD.

CHAPTER G – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Officers’ Declarations

A.	Declaration of the CEO in accordance with Regulation 9B(d)(l):

Officers’ Declaration

Declaration of the CEO

I, Rachel Lavine, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2015 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 30, 2016
Rachel Lavine, CEO and Director

GAZIT-GLOBE LTD.

CHAPTER G – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

B.	Declaration of the most senior officer in the finance area in accordance with Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the "Corporation") for 2015 (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under our supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 30, 2016
Adi Jemini, CFO

February 9, 2016

Our ref.: 2678-1-041-015

For the attention of:

Gazit Globe Israel (Development) Ltd.

10 Nissim Aloni

Tel Aviv

Comprehensive appraisal of property rights as of December 31, 2015

The G Cinema City

Block 3946 Parcels 349

3 Yaldei Tehran Street, New Industrial Zone, Rishon-le-Zion

1.	Purpose of report and disclosure of details

1.1	In December, 2015, Miss. Tali Simon, CFO of Gazit Globe Israel (Development) Ltd. (Gazit Globe Israel) approached us concerning submitting our professional opinion on the market value of the rights to the subject property known as the Cinema City Center for Entertainment & Recreation for purposes of including it in the company’s financial statements according to the instructions for International Financial Reporting Standards (IFRS) concerning property for investment, which is based on International Accounting Standard No. 40.

The Determining date for this appraisal: December 31, 2015.

The property was valued on the basis of market value according to what is defined in the international standards as follows:

The estimated price that may be achieved in respect of the property on the determining date for the appraisal between a willing vendor and a willing purchaser where both parties have full information relating to the property and where the transaction is undertaken in good faith without the influence of special agreement terms including a forced sale.

This appraisal was undertaken according to the Real Estate Appraisers Regulations (Professional Ethics), according to the Professional Rules of the Israel Real Estate Appraisers Bureau 1998 and based on the principles of Standard 17.1 of the Real Estate Appraisers Bureau and according to the International Valuation Standards (IVS) 2007 Edition and Standard IVA 1 (International Valuation Application 1).

No discount was made for expenses and realization taxes and this appraisal relates to values without Value Added Tax.

1.2	Disclosure of details

1.2.1	This professional opinion was commissioned as aforesaid by Gazit Globe Israel The company’s CFO informed us that the subject property is defined as a property for investment. I agree that this professional opinion may be included in the company’s financial statements and made public. I hereby indicate that I have not been convicted for any offense listed in Article 226(a) of the Companies Law 5759-1999 nor for any offense under the Securities Law, 5728- 1968.

Within the scope of this engagement for purposes of preparing a professional opinion, the commissioning company has provided a letter of indemnification.

The indemnification that was given, is in respect of any financial liability that was placed upon the appraiser in connection with the appraisal such as: any payment and/or fee and/or legal costs and/or expense of any kind whatsoever that may be ruled against the appraiser according to a final verdict whose proceedings were not delayed, less any sum paid to the appraiser by his insurers by power of any maximum relevant insurance policy.

This obligation shall not be limited as to time.

1.2.2	And these are the details of my professional education and experience - Yehuda Suesser

●	Law graduate from the Kiryat Ono Academic College.

●	Graduate for certificate studies from the Property Management and Appraisal Faculty affiliated with the Technion.

●	Licensed real estate appraiser, license No. 413 from the Ministry of Justice.

●	From 1992, I was involved with real estate appraisals as an apprentice, and from 1995 as a qualified real estate appraiser.

●	I am a partner in a real estate appraisal firm.

1.2.3	Conflict of interest & fees

I hereby declare that I do not have any interest in the property being appraised, that there is no relationship of dependency between myself and Gazit Globe Israel and that there is no dependency between the results of this professional opinion and the terms of the engagement between myself and the commissioner of this report, including my fees not being dependent upon the results of this appraisal.

1.2.4	Reliance on experts and consultants

This report was prepared without any reliance on other consultants or experts.

2.	Date of visiting the location

The location was visited on various dates including on January 19, 2016 by Yehuda Suesser.

3.	Property particulars

Block	3946
Parcels	349
Registered land area	17,378 m²
Gross constructed area	approx. 43,309 m²
Ownership rights	G. West Ltd. - private ownership.

4.	Documents and presentations received from the company

Below are details of the main documents, data and items received from the company:

●	The company’s data report concerning rents paid and actually received for the year 2015.

●	Costs and expenses from operating and managing the property report for the years 2010-2015.

●	A completion certificate for the property

●	A disclosure document.

5.	Property and location description

5.1	Description of the subject property

The subject property consists of a very unique in concept shopping center for culture and recreation from the aspects of town planning, and mix of commercial uses.

In practice, this shopping center includes 26 cinemas in total providing about 4,000 seats with a wide range of qualities and subjects which constitute a magnet for a large population that includes many towns in the area.

This shopping center was constructed on three main floors over two basement floors on Parcel 349 in Block 3946.

Description of Parcel 349 upon which is the G Cinema City

Parcel 349 has a registered area of 17,378 m².

This Parcel has a regular rectangular shape which includes an approximately 4 m height differential between Yaldei Tehran Street in the north and Moshe Dayan Boulevard to the south.

The parcel that is adjacent to the north, on the northern frontage to Yaldei Tehran Street, constitutes the rear of the center and connects between Baskind Street and Avraham Bar Street. To the west, the property is adjacent to the G TWO Power Center; to the east is a public plot that serves as a public car park for those coming to the Cinema City beyond which is Avraham Bar Street which serves as a main traffic thoroughfare to the eastern entrance and exit of the industrial zone including access to the Hazahav Mall.

To the south is an open public plot which is used as parking areas, beyond which is Moshe Dayan Boulevard which constitutes a major arterial thoroughfare running from west to east including a link to the Ayalon Highway that stretches north and south.

Below is a location drawing for the property:

5.2	Description of the structure on the subject parcel

G Cinema City opened during March 2010, and the completion of the works for renting all of the accommodation ended during 2011.

According to the last building permit that was granted, whose number is 2010004001 that was issued on August 12, 2010, the following construction areas were erected:

Floor	Prime Area (in m2)	Service Area (in m2)	Total in round figures	Uses
Lower basement	3,466.16	8,507.16	11,973.32	Commercial accommodation with parking areas
Upper basement	245.44	6,813.63	7,059.07	Car parking
Ground	5,601.81	5,750.00	11,351.81	Main commercial accommodation with a frontage to Moshe Dayan Boulevard. (Most of the commercial accommodation at the frontage is commercial for restaurants and external car parking at the frontage.)
Technical gallery	----------	467.16	467.16
First	4,998.47	3,143.49	8,141.96	Projection and cinemas floor
VIP gallery	1,893.38	688.36	2,581.74	Projection and cinemas floor
Roof	114.00	1,620.11	1,734.11
Total	16,319.26	26,989.91	43,309.17

There are about 308 car parking spaces in the basement of the center for those coming to this shopping center and about 552 external parking spaces (including in the adjacent public car parking areas).

This property has several entrances both from west and east. The property is bounded to its south and east sides with public parking areas (whose development was executed by G. West Ltd., the owner of the property, which is part of the development agreement with the Rishon-le-Zion Municipality dated September 21, 2009).

In addition, car parking spaces as part of one and a half floors of basements with access via the concrete ramps to the eastern side of the shopping center.

At the frontage of the center, and as part of the development agreement with the Rishon-le-Zion Municipality as stated above, a roundabout was set up on the portion owned by the Rishon-le-Zion Municipality in which dinosaur shaped statues have been placed which is part of the atmosphere and experience that the developers wish those coming to the center to feel for purposes of recreation and entertainment as stated above.

Along the frontage is commercial accommodation with plate glass windows that are used for a large number of restaurants, cafeterias, etc. including a balcony with a decorative balustrade beyond which is a water pool that spreads out along the entire length of the frontage.

Access between the floors is via escalators, passenger elevators and stairs where the design allows a maximum view of all parts of the commercial section and most of the constructed areas.

The specification includes a concrete frame combined with steel walls, curtain walls combined with glass, a smoothed concrete ramp in the basement car parks, a glass ceiling and a ceiling combining decorative lighting, the finish standard for the commercial units varies between the tenants according to their requirements.

Within the scope of the commercial areas in the property is a range of shops with various areas including shops for clothing, footwear, sportswear, restaurants, coffee shops, bakeries, gifts, toys, music, cosmetics, jewelry, books, furniture and a bank.

The main anchor shop in this center is the cinemas with a total area of about 9,000 m². In addition, Urbanica occupies about 2,000 m² and Alital (sports) about 1,500 m².

The balance of the commercial accommodation involves smaller units varying in size between about 35 m² up to about 650 m².

Below are photographs of the interior of the shopping center:

Frontage:

The site’s entrance piazza:

The eastern frontage:

6.	Town planning

6.1	Approved town plans:

Town Plan	Official Gazette	Valid since
RZ/1/2/3	3599	8.12.1988
RZ/1/1/11	4303	11.05.1995
RZ/MK/1/1/15	4431	28.07.1996
RZ/MK/1/66/1	5178	8.05.2003
RZ/1/1/13	5280	9.03.2004
RZ/MK/1/1/11/1	5715	10.09.2007
RZ/MK/1/1/39	5947	7.05.2009
RZ/1/1/36/2	6404	24.4.12

According to the overall provisions of the above town plans that were received verbally during a visit to the Local Town Planning Committee offices, below is the town planning background for the subject parcels:

The subject property is zoned for industrial use with uses including workshops and workshop buildings, workshop areas, warehousing and storage buildings associated with workshops at that location, factories and factory areas, office buildings and commercial services, firefighting services, Magen David Adom, control offices for the municipality, etc., financial institutions, restaurants and cafeterias, cold storage, warehousing and storage areas with the approval of the Local Town Planning Committee, public institutions and public buildings, engineering installations, vehicle garages, gas stations, banqueting halls subject to the Environmental Effects Review, showrooms and salesrooms for the products of these workshops, shops including large department stores and a market, packaging and sorting buildings, sports installations, basements.

The maximum building rights are 120% of the site area. In addition, service areas may be constructed to maximum rate of 30% of the plot area as well as storage areas at a maximum rate of 20%. Galleries may be constructed on the floors to a maximum rate of 20% and service areas for the commercial accommodation at a rate of 60%.

The maximum building height is 20 m without limitation as to the number of floors and in addition are stairwell exits, machine rooms or shafts and other technical installations that may be constructed in excess of 20 m. Furthermore, the construction of basement car parking including ramps up to the upper floors will be permitted, and there are instructions to create seasonal botanical shaded areas to form a lightweight and temporary walling.

6.2	Balance of building rights in square meters

Land area	17,378 m2
Main building rights according to the town plans	120%
Total	20,853 m2
Building rights exploited (main)	16,319.26 m2
Current balance of additional building rights	4,534.34 m2

6.3	Building permits

Below are the details of the building permits, Form 4 and completion certificate received for the property:

Permit No.	Date of receipt	Permit
20080031	3.06.2008	Constructing a shopping center and cinemas.
	28.12.2009	The building permits for constructing the public car park on Parcel 352 linked to the Cinema City structure, developing the area for an open car park and constructing an ornamental pool and gardens. This permit was issued in a non-conforming use procedure as compared with the town plan from a zoning for open public space to a zoning of a public car park[1].
201000005	4.01.2010	A permit for transferring prime area to the lower basement floor amounting to 3,824 m².
	17.03.2010	Receipt of Form 4.
201000401	12.08.2010	Changes and additions to the structure and in total a permit for prime area including to a scope of about 16,319 m² + about 26,990 m² service area.
	13.1.2013	Receipt of the completion certificate.

On February 20, 2014, Building Permit No. 201400093 was granted on Parcel 351 of Block 3946 which is owned by the Rishon-Le-Zion Municipality, for non-conforming use for 5 years as public open space for a public car park between Avraham Bar Street, Rozansky Street and Yaldei Teheran Street.

[1]	According to the development agreement signed on September 21, 2009, G. West Ltd. undertook, inter alia, the development of Parcel 352 in Block 3946 that deals with an open public car park against which the municipality undertook to "take any steps from the planning aspect that may be required for purposes of allowing this zoning and use as a car park indefinitely”.

The plot area is 13,131 sq.m. and provides lighting, gardening and irrigation.

The significance of the building permit is that it in fact allows a significant car parking area that can serve those visiting the center. In the past, the numbers arriving caused a parking shortage.

Below are the floors’ drawings:

Basement floor:

Ground floor:

Projection and cinemas floor:

7.	Legal status

7.1	Land Registry extract

The Land Registry extract that was produced through the Internet dated February 09, 2016, shows the following particulars:

Block:	3946
Parcels:	349
Registered land area:	17,378 m²
Ownership:	registered in the name of G. West Ltd., in whole.
Mortgage:	A mortgage is recorded in favor of Strauss Laser Trust Company (1992) Ltd., in whole, dated February 24, 2009, without limitation as to amount.

7.2	Cinema City agreements

7.2.1	Cinema City agreement - 2007

On July 31, 2007, a lease agreement was signed with New Linao Cinema (2006) Ltd. for the areas of the cinemas site.

The provisions of this agreement set a mechanism for accounting between the companies including the rent paid and refunds of payments that have been made.

The company provided information that a summary of the agreements is that the rent that shall be paid is about NIS 4.93 million per annum2 and in addition, from data given to the company, an additional payment is expected from the additional turnover from income from the sale of tickets.

For purposes of conservatism, the company is assessing this additional annual turnover at about NIS 2 million. Furthermore, there is a mechanism in the contract for payments by Gazit to New Linao which are based on the scope of income.

Against this, from these payments, a partial participation is set off by New Linao as regards the construction costs which is also stipulated in the agreement.

[2]	As of the end of 2014.

7.2.2	Cinema City agreement - 2015

On June 29, 2015, an addition was signed to the agreement dated July 31, 2007 between G West Ltd. and New Linao Cinema (2006) Ltd. which defines what was agreed between the parties as follows:

●	Within 10 days from the date of this agreement, New Linao Cinemas (hereinafter: the “Tenant”) shall return a defined area which is marked on the drawing[3] as-is, after having uninstalled all of the systems belonging to the cinema. G West (hereinafter: the “Company”) shall undertake, at its own expense, all of the works required for purposes of separating the rented accommodation from the cinema area while ensuring the matter of acoustic insulation, etc.

●	The Company shall act as it deems fit to so do and at its sole discretion to rent out the area returned.

●	The basic rent and management fees shall remain unchanged and will remain as they are under the agreement signed in 2007.

●	The additional rent will be set at a fixed amount of NIS 2 million with the addition of VAT which shall be until the renting out of the returned accommodation or until the expiry of 14 months from the date of signing this addition agreement, whichever is the earlier.

●	At the time when one of the above dates becomes relevant, said additional rent shall be deducted which shall then be set at the total of only NIS 1,250,000 with the addition of VAT.

●	Starting from the date of the reduced payment, this amount will be linked to the increase in the price of an ordinary cinema ticket, and in any event, the total will shall not be less than NIS 1,250,000 with the addition of VAT, even in the event of a drop in the price of a cinema ticket.

[3]	This area was divided into street level and two underground floors with a total gross area of 1,200 sq.m.

7.3	Tenancy agreements for the commercial accommodation in the shopping center

The accommodation in this shopping center that constitutes the subject property, are let on open market tenancies. The occupancy rates in the center is about 95%4 of the commercial area let totaling approx. 21,246 m² (the rentable space includes storerooms and public areas).

In total there are about 90 tenants who use the premises for commercial purposes only.

The contracts were signed between 2010 and 2015.

Most of the (present) tenancy and option periods terminate between 2017-2020 onwards. The duration of the tenancies for the cinemas terminates during 20225.

Below are details of several significant tenancy agreements for the center6 for the tenancy periods between 2015 and 2022:

Tenant	GLA (in m²)	2014 Annual Rent in NIS
Total in m2	15,514	18,840,000
Proportion of total	73%	54%

[4]	448 sq.m. commercial are vacant which constitutes about 2% and a balance of about 520 sq.m. of storerooms that constitutes an additional 3%.
[5]	The cinemas have an option for an additional extension for a period of 12 additional years.
[6]	Cinema City, King George, Temle Bar, Tirza, Castro, Alital, Urbanica, Carolina Lemke, Aroma, Japanika, Moses, Tsipora Skewers, Café-Café, Café Landwer, Giraffe, McDonalds.

8.	Management and operation of the center - general data

8.1	Center management

The property is managed by Gazit Globe Israel Ltd.

The company collects current management fees from the tenants in addition to the contractual rent.

Gazit Globe Israel, which is also the head leaseholder of the property, does not manage the center as a separate profitable unit and in practice the management fees and the rents are collected on a current basis from the shopping center’s tenants in respect of which management, advertising, cleaning, guarding services are provided as well as handling and operating systems, etc.

We have looked at the operating management fees collection data and the OPEX for the years 2010-2014.

Below are our findings in current values:

Year	2010 NIS	2011 NIS	2012	2013 NIS	2014 NIS	2015 NIS
Profit (loss) from management	(245,000)	624,000	***	(700,000)	(900,000)	(1,560,000)

According to the Company’s explanations, the extent of the management company’s shortfall is expected to significantly reduce (to a scope of about NIS 500,000) which is owing to the renting out of the area returned by Cinema City (about 425 sq.m. on the street level from which an income of about NIS 400,000 is expected) as part of the agreement that was signed in 2015 as well as the planned efficiency implementation.

The OPEX include, inter alia: salaries (about 8.7%), advertising (about 4.2%), security (about 32%), maintenance and cleaning (about 34.5%), municipal taxes (about 3%).

8.2	Rental agreements for the commercial accommodation and offices in the property

The subject property’s accommodation, are let on open market tenancies. The occupancy rate in the property is at a rate of about 95% of the lettable area. The mix of uses includes restaurants, cafeterias, juice stands, fast food, clothing, games, electronics, books, etc.

The effective let accommodation amounts to about 21,246 m² including storerooms.

Below are details of the annual rents in current values and withoutVAT for 2015:

Use	NLA (in m²)	GLA in m²[7]	Scope of annual rent[8] in NIS	Total monthly rents in NIS
Commercial[9]	20,137	21,246	33,305,000	131
Antennas	4 antennas	-	146,000	3,042
Total	20,137	21,246	33,451,000	-

8.3	This center has been operating since March 2010 as a commercial center for recreation and entertainment and completes a run of commercial buildings along the length of a significant traffic artery which constitutes Moshe Dayan Boulevard which includes the G1 and G2 shopping centers.

The entire accommodation and the commercial rear which includes the Hazahav Mall after its expansion that includes about 80,000m² and commercial accommodation, constitute a magnet for a very large population to a significant radius that comes for all the purposes that exist to buy basic/luxury items, entertainment and recreation.

[7]	The subject accommodation includes storage areas, stands and public areas.
[8]	The rent appearing includes a built-in increase in the signed contracts until 2016.
[9]	Including income from turnover amounting to about NIS 846,000. There has been about a 6% increase in turnover compared with 2014.

In addition, during 2012, another complex of cinemas was opened called the Yes Planet that provides 26 advanced cinemas on 30,000 sq.m., restaurants and coffee shops as well as 2,000 parking spaces.

The rents, according to the tenancy agreements, are linked to the Consumer Price Index. Furthermore, in some of the smaller shops, the rents increase at the option period.

The turnover paid includes a payment of turnover from the cinemas totaling about NIS 2 million10 (which is in addition to the basic payment) and also from all tenants rent is paid as an extra payment as percent of turnover to an extent of about NIS 846,00011.

Notes:

●	The rent paid for the commercial areas ranges between NIS 270-550/m²/month in the small shops, and between NIS 72-220 in the medium sized shops (about 250 m² per shop).

●	The OPEX for the center is about NIS 900,000 per month.

The center’s total area (without the parking areas) is about 21,246 m2 with OPEX of about NIS 43/m²/month. From our experience, this cost for a closed shopping center is quite normal.

[10]	Turnover will drop to NIS 1.25 million until renting out the area that had been let or the end of November 2016, whichever is the earlier.
[11]	An increase in turnover of about 6%.

9.	Valuation factors, considerations and principles

9.1	Valuation approach

This property functions as a regional commercial power center which constitutes an income producing property and therefore its market value is assessed using the income capitalization approach which constitutes the relevant and preferred valuation approach for this type of property.

Central OPEX of commercial properties, with the ability to control the mix of uses, quality of tenants and the standard of maintenance of the rented property originates from a professional choice that derives from a recognition that this approach is preferable and allows control over the property and its improvement.

The alternative is selling the commercial accommodation or parts thereof.

9.2	Mix of uses

The mix of uses in this property matches what is customary in shopping centers with similar characteristics.

The mix includes about 26 cinemas, commercial accommodation divided into commercial units both medium and small in size, accommodation that is defined as service/convenience accommodation, clothing/fashion, footwear and sportswear, accessories, gifts, a large number of restaurants/cafeterias/ice cream parlors/bakeries, etc.

9.3	location, accessibility and competition

The property not only enjoys a location on a main and central traffic artery at the regional level (and not just at the local level) being adjacent to West Rishon-le-Zion, Bat Yam and Holon and adjacent to the exit and entry to the Ayalon Highway, but also benefits from the significance of a large scale commercial strip that is held in the hands of one entity, both from the aspects of ownership and operating management. This fact gives added value thanks to an absence of competition on the one hand, and the advantage of a wise and considered mix by one entity, on the other.

What has been stated above constitutes a central factor and consideration in how to relate to the cash flow from the letting of commercial accommodation as a cash flow that has great stability and low risk.

9.4	Risks/prospects for this property

We have not found any particular risks involving this property beyond property market risks.

9.5	Management fees and OPEX

According to the operating management income and OPEX data for the shopping center, it appears that in 2014 the shopping center’s management was balanced..12

[12]	This management balance includes the profit from the supply of electricity.

9.6	A history of the property – appraisals

According to the center’s income and management costs data, it appears that in 2014 the center’s management activities were financially balanced.

According to the information provided to us by the company, and based on the appraisals that we prepared between 2011 and 2014, the subject property was appraised over recent years as part of its annual financial statements, as follows:13

Date of appraisal	Valuation in NIS
31.12.2008	269,000,000[1][4]
31.3.2009	162,000,000
30.6.2009	187,740,000
30.9.2009	236,200,000
31.12.2009	257,000,000
31.3.2010	320,000,000
31.12.2010	383,300,000
31.12.2011	437,000,000
31.12.2012	452,620,000
31.12.2013	462,027,000
31.12.2014	481,600,000

[13]	The subject property has been appraised by us since 2011.
[14]	The appraisal is for when the property will be completed and ready for occupation (not as of its state on the valuation date).

9.7	Tenancy periods in the center and rents being paid

Duration of tenancies

Long-term lettings usually reduce the uncertainty concerning the anticipated cash flows from a property. In the subject property, the tenancy periods vary between one and nine years without the option periods granted to tenants.

Rents

The rents actually being paid are neither high nor unusual compared with the rents customary in shopping centers for recreation and entertainment. Therefore, we are of the opinion that the average tenancy period in this center which is for a medium term, does not have any negative consequences.

Payment based on turnover

During 2015, the scope of payments in respect of turnover rose by a total of about NIS 46,000 compared with 2014

9.8	Agreements with third parties

According to the company's disclosure documents, there are development and traffic improvement agreements in existence that were undertaken by the company in practice and whose cost will be set off in respect of a parking forfeit to a sum that is not expected to be in excess of the cost of the works actually undertaken by the company.

In light of this, these agreements should not affect the market value of the property.

9.9	Additional building rights for Parcel 349 in Block 6946 upon which the Cinema City is located

After constructing the subject Cinema City, there is a balance of building rights for prime area amounting to about 4,534 m².

In light of the full exploitation of the building rights on the ground floor, the actually existing construction and an absence of any potential for transferring building rights in this area, I have reached the general conclusion not to add any value in respect of the aforementioned “balance of building rights”.

9.10	Valuation approach, capitalization rate and defining NOI for capitalization

The modus operandi for large scale properties such as industrial parks, entertainment and shopping centers, power centers, office towers, commercial centers, etc., that have been let by the owners through project managers, characterizes the operating pattern of central investment corporations in the Israeli investment property market (companies such as Amot, Azrieli Properties, Ofer Brothers Properties, the REIT funds, etc.).

This modus operandi and the central management of a property gives its owners the ability to maintain and control the mix of tenants and their quality. Furthermore, the property manager can provide the property’s tenants, most definitely, with a range of services that concentrate on the quality of the project and the experience of those using it.

In “successful” projects which are efficiently managed, the owners enjoy ancillary income involved in providing these services (operating management profits, etc.).

In other circumstances, owners are required to subsidize these services. But it is clear to everyone that an income producing property that is defined as a center for shopping, recreation and entertainment constitutes a complex and delicate mixture of commerce and services which preserves the shopping experience and its quality that is given to the end users, namely the purchasers.

The project’s operating management services have a unique consequence on the economic success of such properties which is unlike most of the operating management services given to other real estate properties. Therefore, we consider the “economic results” of a center for shopping, entertainment and recreation as the total combined income of the overall income from letting the property including income from providing management services, less the OPEX.

Under such circumstances in which the property constitutes a basis for receiving current cash flows, the preferred valuation approach is the income capitalization approach.

On this matter, we should add and indicate that even if and should we have a transaction database for “shopping centers”, properties of this type are not directly comparable with other properties which have an identical operational character owing to their uniqueness and the variance in the parameters that characterize them (mix, scope of commercial accommodation, advantages and disadvantages, etc.). Therefore, another appraisal approach, such as using the comparison approach, is not practical in this case.

A formula – principles for calculation

The detailed valuation assessment for the property was undertaken while relating to the main two parameters required:

●	Anticipated cash flows from the property while defining annual NOI.

●	An assessment of the fair capitalization rate for the above cash flows.

9.11	Cash flow for capitalization

Below are the main principles for assessing the anticipated cash flows from an income producing property that has been operating for several years, under full occupancy (or close to full) and without any significant change in its annual cash flows.

A definition of NOI of the last year’s activities

In a stable property that has been operating for a prolonged and continuous period of time and at full capacity (or close thereto), NOI is defined for the year 2015 as the total income deriving from the operation of the property including income from providing management and operational services, stands, advertising, etc.

The actual OPEX have been deducted from these incomes.

The representative cash flows for capitalization:

The representative cash flows, for purposes of capitalization in the appraisal calculation, are based on NOI for the year 2015 while making the following adjustments:

●	Additional income - NOI over the coming years when there is a “built-in increase” in rents according to the currently valid lease (irrespective of rent during the option period, but as we have stated, the rent that has increased during the existing lease period).

●	An increase or a reduction in NOI over the following years - when there is an exceptional tenancy agreement compared with the rents being paid, the rents will be adjusted to those that are customary in shopping centers according to the characteristics of the unit let (size, location, etc.).

●	Unlet areas – For accommodation which has not been let during a relatively long period of time, no anticipated income will be attributed in respect thereof as part of the NOI for the coming years.

Accommodation that was not let until recently and which is not income producing at this stage (owing to the departure of a tenant, change in the dictated management mix, etc.) income will be attributed in respect thereof in the coming years while adjusting the fair income compared with the characteristics of the property and respectively with the rents being paid at similar shopping centers.

9.12	The capitalization rate

9.12.1	General

The capitalization rate for shopping center type properties primarily in high demand areas) is not a routine fact in our location [Israel].

The number of transactions involving high quality shopping centers is very low and in the main, shopping centers are developed (starting with the acquisition of the land and ending with letting the property and operating it) by leading groups in the economy that are active in this field (Azrieli, British/Ofer, Amot, etc.) which is for purposes of holding the property over the long term.

As stated, the scope of the high quality “shopping centers” market is not sufficiently large to enable professional entities to found their assessment of a capitalization rate for the appraisal calculation on transactions completed in the open market. Therefore, the capitalization rates that were taken and which are taken in various appraisal calculations, in real estate appraisal reports, are mostly based on an assessment only.

For purposes of assessing the capitalization rate for cash flows, we made an assessment of “the fair capitalization rate for high quality properties” which is defined also as “a prime yield for retail properties” (hereinafter: the “prime yield”).

This rate should express the yield required from an income producing property if the cash flow therefrom is stable and of high quality (from the aspect of its tenants) to a high physical standard, located in a ‘prime’ location.

This capitalization rate constitutes a basis for calculating the capitalization rate on the cash flows attributed to the property being assessed.

In each property, the excess risk and the adjustments compared with the “prime yield” will be examined and as a result a specific capitalization rate will be set that is suitable for the property.

9.12.2	Assessment of capitalization rates, data and assessments:

The yield required from a prime income producing property constitutes an alternative yield to a long-term risk-free financial investment avenue (such as government bonds), as this is the most similar investment possibility in character to a real estate investment. However, in an income producing property for investment, additional compensation is required that may be expressed as an “adjustments to prime yield” compared with the financial yield.

This compensation is primarily in respect of the following factors:

●	The risk premium associated with changes in the vicinity, market tastes, collection risks, occupancy rates, management exposure, etc.

●	A premium in respect of a low level of liquidity - the sale of a real estate property requires a long exposure time and financial expense.

●	Depreciation premium. A real estate property accumulates physical and planning depreciation during its economic life.

9.12.3	The capitalization rate for a prime property in Western Europe as a basis for calculating the capitalization rate for prime properties in Israel

We decided to examine the yield rates required in high quality shopping centers in several European countries, because the investment in such shopping centers constitutes an alternative for major investment institutions in Israel and also because in these countries there is a wider market with a relatively larger quantity of transactions taking place that may be compared with.

It is possible to relate to the risk differences between countries as the difference between the yield rates of government bonds (10-year), as the other compensation elements, in respect of an investment in income producing real estate, remain in and are not a function of risk (compensation in respect of depreciation and an absence of liquidity and management risk).

Therefore, one may calculate the prime yield rate for shopping center type income producing properties in Israel while making an adjustment to the yield rate based on Israeli government bonds.

9.12.4	A calculation of the prime yield rate in Israel

Country	10-year government bond yield as of December, 2014	Yields on high quality shopping centers[15]	Additional compensation for investing in real estate
Germany - central towns	0.24%	4.60%[16]	c. 4.36%
Poland - Warsaw	2.95%	5.75%	c. 2.80%
Holland - Amsterdam	0.48%	5.25%	c. 4.77%
Hungary - Budapest	3.52%	7.25%	c. 3.73%
Romania – Budapest	3.29%	7.75%	c. 4.46%
Sweden - Stockholm	0.55%	4.75%	c. 4.20%
Spain - Madrid	1.71%	5.75%	c. 4.04%
Switzerland – Zurich	0.28%-	4.50%	c. 4.78%
Denmark – Copenhagen	0.6%	5.50%	c. 4.90%
UK – central cities	1.745%	4.82%	c. 3.075%

The surplus compensation compared with 10-year government bonds attributed to prime shopping center type properties, is in the region of 3% in Poland and the UK, and up to 4.9% in Denmark.

[15]	Based on data from Colliers International – May 2015.
[16]	In Germany, we have taken into account the yield on central streets owing to the dominance of these streets compared with shopping centers.

The surplus compensation as aforesaid, is not a function of the risk (country dependent) but a fixed compensation which constitutes a surplus yield compared with a financial investment in local government bonds.

The interest rate on 10-year type government bonds from the State of Israel for this appraisal’s determining date year is approximately 1.90%.

Therefore, in respect of the European comparison, the “prime yield” for shopping centers is in the region of 4.2% above the yield on Israeli Y10 bonds (like Sweden, Hungary and Spain).

In other words, from the international aspect, the yields on prime properties in Israel should reach a range of between 6.0% and 6.2%.

9.12.5	A review of the income producing real estate sector prepared by Standard & Poors, Ma’alot:

In December, 2015, Standard & Poors, Ma’alot, reviewed leading corporations active in the income producing real estate market. This review included an examination of macroeconomic indicators which included, inter alia, redemption rates, occupation rates, real increases in rent, etc.

This review concluded, in respect of the sector of corporations owning shopping centers, is as follows: “The leading ranked corporations continued to show stable operational results primarily thanks to the location of the properties. In leading shopping centers, we continued to see an increase in turnover and high occupancy rates. Nevertheless, the primary increase in the companies’ NOI derived from opening or acquiring new properties or an expansion of existing ones, while the real increase in rents was only moderate, if at all.

In those areas with no high level of competition, companies continue to invest in existing properties through extensions and renovations, inter alia, not only as a solution for demand, but also as a result of competition… Nevertheless, despite a slowdown in the growth rate in the Israeli economy and estimates of a surplus in the supply of commercial accommodation, it appears that the upswing in investment and construction of new shopping centers, continues.

We do not anticipate any change, in the short term, in the estimates of the business profiles of the ranked corporations, and also, should we see the start of a slight drop in private consumption and NOI, these are not expected to put any pressure on the rankings.

Companies with a property management ability, central locations and a strong branding, will continue to enjoy competitive advantages even in a more challenging environment, even though the main growth will come from new properties and expanding existing ones as well as a drop in the growth of NOI from identical properties.

9.12.6	Comparison transactions relating to capitalization rate in shopping centers in Israel and mixed uses

As indicated in our report, the number of transactions involving high quality shopping centers in Israel is very small.

Below are several examples that comply with this definition:

●	According to a review of yields from income producing properties during the first half of 2015 that was published by the State Appraiser's Office: the total average capitalization rate for office properties was 8% whereas for commercial properties it was 7.6% that reflects a drop of 0.2%. This drop points to a continuing stability in this sector.

Furthermore, “It was found that there was a significant correlation between the proximity of the property to the center of the country or to the center of a town and the yield obtained therefrom. Properties in central locations had a lower yield rate as compared with those in the periphery that had a higher rate. This connection derives apparently from the element of a higher risk in the periphery (in respect of such elements as: financial strength of tenants, occupancy rates, risk to owners from location quality changes, etc.”

●	On 31.12.2015, ISSTA Lines reported the acquisition of 70% [ownership in common] of a 7 upper floor building over 3 parking basement floors at 16 Hamasger Street in Tel Aviv. The price was NIS 85,430,000 which points to a full value of NIS 122,000,000. The building has 2 tenants on leases ending in 2017 and 2020. The anticipated NOI is NIS 8.8 million which reflects a yield of 7.2%.

●	On 20.12.2015, Vilar International Ltd., reported the acquisition of all the ownership rights to a shopping center at Ramat Hanassi in Haifa which is used for both commercial and office accommodation totaling about 8,538 sq.m. including about 3,000 sq.m. of car parking space. The purchase price was NIS 80 million. From information in our possession, subject to the full letting of this shopping center, the yield reflects a transaction at 7.2%.

●	On September 6, 2015, REIT 1 Ltd. reported the acquisition of office accommodation [ownership in common] on floors 17- 27 in Psagot House at 3 Rothschild Boulevard in Tel Aviv. This purchase completes the company’s share of the building of about 50% with this building being let to 25 tenants for various tenancy periods until 2024. The company paid a price of NIS 36,840,000. The NOI expected from the property reflects an annual return of about 7.3%.

●	G Israel Shopping Centers Ltd., at the beginning of January 2015, sold their holding of 51% in the G in the Emek Shopping Center to the Azrieli company at a price of NIS 171,700,000.

This price points to a value of NIS 350.4 million for the whole shopping center. The shopping center's NOI is NIS 23.8 million which points to the purchase being based on a yield of 7%.

REIT 1 Ltd. exploited its right of first refusal and took over Azrieli's position.

●	On December 31, 2014, REIT 1 Ltd. reported the acquisition of all the rights and obligations of the Blue Square Property Company in real estate that constitutes a two-floor building used as a logistics center with a total area of 20,000 sq.m. at a price of NIS 94.65 million.

Based on the current rent, and the expected rents on the remaining accommodation in the project, , this transaction represents an annual yield of about 8%.

●	On December 23, 2014, Sela Capital Properties Ltd. reported that they purchased the ownership and management rights to an office building (including a commercial portion) planned on 16 floors with an area of 14,600 sq.m. and 220 parking spaces at 2 Shoham Street, Ramat Gan at a price of NIS 211,180,000.

The property has an occupancy rate of 98% and is let to 12 tenants on main leases for 2-4 years at a total annual rent of NIS 16,350,000 and thus the acquisition was made based on a capitalization rate of approximately 7.75%.

●	According to a report (the last) dated December 4, 2014 from the Electra Company Ltd., a binding principles agreement was signed on December 3, 2014 regarding the sale of 25% of the company's rights and obligations in the Electra Investments Tower.

The price is a total of NIS 302,500,000 which reflects a yield of approximately 7.4%.

●	On September 1, 2014, the Matslawi Building Company Ltd. reported the sale of all its rights to Hamanifa House in Or Yehuda[17].

The building is a 5-floor office building over a commercial floor and two basement floors.

The price was a total of NIS 62,000,00018.

According to the company's annual report for the year 2013, which includes an appraisal that forms an addendum to this report, the transaction is based on a capitalization rate of 8%.

●	On June 29, 2014, Sela Capital Real Estate Ltd. reported that they had acquired the ownership rights to land with a total area of 2,425 sq.m. which includes a fuel filling station with an area of about 1,180 sq.m. as well as a convenience shop and a 2-story structure used for offices and commerce with a built area of about 1,105 sq.m. with additional car parking spaces located in the Kiriat Arieh Industrial Zone in Petach Tikva.

The purchase price for the property was NIS 34,500,000.

The gas station is rented to Sonol Israel Ltd. on a tenancy agreement until March 2016 as well as 2 options to extend the lease for 5 years each.

The balance of the accommodation has been let to 6 different tenants for shorter periods of time at a total annual rent of NIS 2.8 million.

The capitalization rate upon which the acquisition was based is approximately 8.13%.

●	On December 12, 2013, The Matslawi Building Company Ltd. reported the sale of all its rights to a shopping center under construction as part of a residential and commercial project which is located to the south of and adjacent to the Kiriat Ono Shopping Center at Levi Eshkol Street, corner of Shalom Hamlet Street.

These rights were sold for NIS 20 million which reflects an average yield of 7.75%.

[17]	About 6,500 sq.m. of offices with a ground floor commercial area of more than 5,000 sq.m. and basement car parking.
[18]	This includes the building rights to an extent of no less than 450 sq.m.

●	According to a report by the company, Industrial Buildings, on the website of the Securities Authority and from an advertisement in the Globes newspaper dated June 23, 2013, Industrial Buildings sold the Freescale building in Herzliya at a price of NIS 200 million.

This is a property located at Schenkar and Abba Eban Street in Herzliya that includes about 17,000 sq.m. of above ground accommodation over about 20,000 sq.m. of underground car parking basements.

The property includes two office buildings that have been let to Freescale Ltd. on a tenancy agreement expiring in 2018.

The purchaser is the Phoenix and Amcor.

The total annual rent stands at NIS 15 million and therefore the acquisition was made based on a capitalization rate of 7.5%.

●	On May 29, 2013, Melisron Ltd. reported that in light of the decision by the Supervisor for Restrictive Trade Practices in January 2011, the company is selling all of its rights in the Hadar Shopping Center in Jerusalem and the HaTsafon Shopping Center in Nahariya.

The scope of the proceeds is about NIS 266 million for the Hadar Shopping Center in Jerusalem and about NIS 175 million for the HaTsafon Shopping Center in Nahariya.

According to the company's report, the sale of these properties was made on the basis of a yield of 7.7%.

●	On May 13, 2013, Mega Or Holdings Ltd. reported the acquisition of long leasehold rights to an income producing shopping center in the Einav Center Industrial Zone in the town of Modi’in.

The shopping center includes a ground floor and basement amounting to a total of about 18,050 sq.m. of which about 11,000 sq.m. is for retail use and 335 parking spaces.

The acquisition is in partnership with Reit 1 Ltd.

The proceeds from this purchase total NIS 116 million.

The subject property has been fully let to 18 different tenants and the NOI reflects a yield of about 7.8%.

●	On April 21, 2013, Amot Ltd. reported its acquisition of all the capitalized long leasehold rights and the freehold of 3 office buildings in the Yehud Industrial Zone which serve as a development center for the HP Group.

The total area of the buildings for marketing is about 22,000 sq.m. over about 23,000 sq.m. of underground car parking (about 574 parking spaces).

Concomitant with the acquisition agreement, a lease was signed with the vendor which is a company belonging to the HP Group, for a period of 7 years with 2 option periods.

The calculated NOI is about NIS 18.5 million per annum.

In light of our familiarity with this transaction and knowing that on the acquisition date a quarter’s tenancy was added, the true basis for this transaction is a yield of 7.69%.

●	On February 13, 2013, Melisron Ltd. gave notice about the sale of the Raananim shopping center in Raanana and the Savyonim shopping center in Yehud.

The sale was based on the following data:

Shopping center	Sale price	NOI	Capitalization rate
Raananim Raanana	NIS 844,000,000	NIS 61,000,000	7.1%
Savyonim Yehud	NIS 178,000,000	NIS 16,000,000	8.98%
Total	NIS 1,022 million	NIS 77,000,000	7.5%

This was a “forced sale” which was undertaken with a time limit in light of the demand by the Supervisor for Restrictive Trade Practices following Melisron’s acquisition of British Israel.

●	According to prospectuses that were presented by the Azrieli Group to the capital market, it was found that the weighted capitalization rate for the Group’s income producing real estate operations (cap rate) including vacant accommodation is as follows:

Year	Weighted capitalization rate
2013	7.7%
2014	7.5%
2015	7.5%

In addition, the company advertised between 2014-2015, as part of prospectuses to the capital market, assessments of value for the following properties:

Shopping center	Built area in sq.m.	Value in NIS millions	The yield for 2015	Average value/sq.m. in NIS	The yield for 2014
Ayalon	33,000[19]	1,529	7.29%	46,333	7.5%
Azrieli Jerusalem	39,000	1,885	7.13%	48,333	7.20%
Azrieli Tel Aviv offices & hotel	149,500	2,795	7.5%	18,695[20]	7.54%
Azrieli shopping center	34,000	2,118	7.17%	62,294.0%

According to prospectuses from BIG Shopping Centers that was presented to the capital market, which included a report on the third quarter of 2014, 2015 and which was published on the Securities Authority's website, the following value and capitalization rate data was found:

Shopping centers	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
BIG Yokneam	7.26%	7.5%	17,150
BIG Beersheva	7.21%	7.35%	19,130
BIG Krayot	7.43%	7.80%	13,850
BIG Eilat	7.75%	7.6%	22,150

[19]	The area includes additional accommodation that was completed during this period in the shopping center. (In 2014, only 23,500 sq.m. were taken into account).
[20]	Most of the accommodation is offices.

●	According to a presentation by Hachsharat HaYishuv in Israel Ltd. that was presented to the capital market in January 2015, which was published on the Securities Authority's website, the valuations on the following properties were also provided:

Shopping center	Built area in sq.m.	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
Shivat HaKochavim, Herzliya	25,000	7.0%	7.35%	41,500
Kalka House	6,565[21]	6.8%	7.0%	8,450
Reut shopping center	6,000	7.7%	7.89%	10,830

●	According to a prospectus by Levinstein Properties Ltd. that was presented to the capital market, in 2014 which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.50%.

●	According to a prospectus by Melisron Ltd. that was presented to the capital market, which included a report on the fourth quarter of 2015 and which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.53%.

●	According to this company’s prospectus for the third quarter of 2014, it was found that the average capitalization rate was 7.67%.

[21]	Above ground

In addition, this prospectus gave details about the following shopping centers:

Shopping center	NOI in NIS millions for 2015[1]	Value in NIS millions	Capitalization rate for 2015	Capitalization rate for 2014	Capitalization rate for 2013
The Carrilon site - Kiriat Bialik	154	2,082	7.39%	7.65%	7.88%
The Ramat Aviv Shopping Center[23]	146	2,060	-	7.00%	7.40%
Offer Grand Shopping Center	99.5	1,388	7.17%	7.54%	-
The Big Ofer Shopping Center	87	1,283	6.78%	7.25%	-
Ofer Rehovot	82	1,173	7.00%	7.4%[24]	-
Park Ofer Petach Tikva[25]	89	1,249[26]	7.12%	7.2%	-

●	The financial statements of the company, Sela Capital Ltd. for the third quarter of 2014 explicitly states that the NOI average yield (in annual terms) on the value of the company's income producing properties is at the rate of about 7.47%.

[23]	In full.
[24]	Based on a 97% occupancy rate.
[25]	Formerly the Azorim Park - offices.
[26]	After deducting the value of the land reserves totaling NIS 67 million.

9.12.7	Summary and conclusions concerning the fair yield for prime properties and adjusting the capitalization rates for the assets of the Gazit Globe Israel Group

In examining the fair yields rates for prime properties, we have reached a conclusion that the yield rate for a prime property that enjoys a stable income, a well-founded portfolio of tenants, a high quality building and a superb location, is in the region of 6.4-6.6%.

9.12.8	In light of the observed drop in capitalization rates, I have decided to take it into account that the basic yield rate for the subject property should be set at 6.5% (which is lower by 0.1% than in 2014) which is prior to the additional yield as described above.

Below is our assessment of yield rates for this property:

Property	Prime yield rate for this property	Quality of tenants	Adjustments to prime yield required in respect of location quality	Adjustments to prime yield required in respect of stability of cash flow and an absence of goodwill	Addition required in respect of building quality	Total capitalization rate for the property
G Cinema	6.5%	---	0.2%	---	0.2%	6.9%

9.13	Cash flow and capitalization rate

Below is the cash flow to be capitalized:

In forecasting cash flow, we have taken into account the following data:

a.	The anticipated income from contracts signed during 2016 is approx. NIS 32,645,000.

b.	The expected management activities is for a shortfall totaling NIS 1,560,000 during 2016, NIS 1,160,000 in 2017 and in 2018 onwards a shortfall of NIS 1,100,000 capitalized in perpetuity.

Below is the cash flow taken into account as part of the NOI for capitalization:

Year	2016	2017	2018 on
Rounded anticipated NOI	NIS 32,645,000	NIS 33,880,000	34,333,000

9.14	The capitalization rate for NOI is 6.9%. The market value of the property is NIS 495,600,000.

Sensitivity analysis

We prepared a sensitivity analysis for the market value of the property as compared with changes in the capitalization rate, as follows:

Capitalization rate	7.5%	6.9%	6.6%
Property’s market value	NIS 455,800,000	NIS 495,600,000	NIS 518,200,000

9.15	Examining the price receivable per income producing sq.m.

The market value of the property obtained per effective sq.m. for renting is approximately NIS 30,760 per sq.m.

10.	Appraisal

In light of all the above, our assessment of market value of the entire property on the open market, on the criterion of a transaction between a willing purchaser and a willing vendor, free of any debt, attachment, mortgage or any third party rights, as of December 31, 2015, is in the region of NIS 495,600,000.

Notes:

10.1	The value does not include Value Added Tax.
10.2	The value is correct as of December 31, 2015.
10.3	The property was assessed for the year 2014 by the undersigned at a market value of NIS 481,600,000.10.4 The property was appraised for 2013 by the undersigned at a value of NIS 462,027,000.
10.5	The property was appraised for 2012 by the undersigned at a value of NIS 452,620,000.
10.6	The matter of the frame of the building (the construction) was not checked by me.
10.7	This appraisal was prepared for the commissioner thereof and for their purposes only. It does not constitute a substitute for legal counsel nor should any reliance be made thereon for any other purpose. The use of this appraisal by any third party who is not the commissioner thereof is prohibited, and the writer of this appraisal shall not be responsible for any such reliance that may be made thereon.

I hereby declare that this appraisal was undertaken to the best of my professional understanding and knowledge and that I do not have any personal interest in the subject property.

Yours sincerely,

Yehuda Suesser

Lawyer and Real Estate Appraiser

February 2, 2016

Our ref.: 2678-041- 015

For the attention of:

Gazit Globe Israel (Development) Ltd.

10 Nissim Aloni

Tel Aviv

Comprehensive appraisal of property rights as of December 31, 2015

The G1 Power Center

Block 3946 Parcels 379 & 138

4-10 HaLechi Street, New Industrial Zone, Rishon-le-Zion

1.	Purpose of report and disclosure of details

1.1	During December, 2015, Miss. Tali Simon, CFO of Gazit Globe Israel (Development) Ltd. (Gazit Globe Israel) approached us concerning submitting our professional opinion on the market value of the rights to the subject property known as G ONE Power Center (commercial strip) for purposes of including it in the company’s financial statements according to the instructions for International Financial Reporting Standards (IFRS) concerning property for investment, which is based on International Accounting Standard No. 40.

The determining date for this appraisal: December 31, 2015.

The property was valued on the basis of market value according to what is defined in the international standards as follows:

The estimated price that may be achieved in respect of the property on the determining date for the appraisal between a willing vendor and a willing purchaser where both parties have full information relating to the property and where the transaction is undertaken in good faith without the influence of special agreement terms including a forced sale.

This appraisal was undertaken according to the Real Estate Appraisers Regulations (Professional Ethics), according to the Professional Rules of the Israel Real Estate Appraisers Bureau 1998 and based on the principles of Standard 17.1 of the Real Estate Appraisers Bureau and according to the International Valuation Standards (IVS) 2007 Edition and Standard IVA 1 (International Valuation Application 1).

No discount was made for expenses and realization taxes and this appraisal relates to values without Value Added Tax.

1.2	Disclosure of details

1.2.1	This professional opinion was commissioned as aforesaid by Gazit Globe Israel. The Company’s CFO informed us that the subject property is defined as a property for investment. I agree that this professional opinion may be included in the company’s financial statements and made public. I hereby indicate that I have not been convicted for any offense listed in Article 226(a) of the Companies Law 5759-1999 nor for any offense under the Securities Law, 5728- 1968.

Within the scope of this engagement for purposes of preparing a professional opinion, the commissioning company has provided a letter of indemnification.

The indemnification that was given, is in respect of any financial liability that was placed upon the appraiser in connection with the appraisal such as: any payment and/or fee and/or legal costs and/or expense of any kind whatsoever that may be ruled against the appraiser according to a final verdict whose proceedings were not delayed, less any sum paid to the appraiser by his insurers by power of any maximum relevant insurance policy.

This obligation shall not be Ltd. as to time.

1.2.2	And these are the details of my professional education and experience - Yehuda Suesser

●	Law graduate from the Kiryat Ono Academic College.
●	Graduate for certificate studies from the Property Management and Appraisal Faculty affiliated with the Technion.
●	Licensed real estate appraiser, license No. 413 from the Ministry of Justice.
●	From 1992, I was involved with real estate appraisals as an apprentice, and from 1995 as a qualified real estate appraiser.
●	I am a partner in a real estate appraisal firm.

1.2.3	Conflict of interest & fees

I hereby declare that I do not have any interest in the property being appraised, that there is no relationship of dependency between myself and Gazit Globe Israel and that there is no dependency between the results of this professional opinion and the terms of the engagement between myself and the commissioner of this report, including my fees not being dependent upon the results of this appraisal.

1.2.4	Reliance on experts and consultants

This report was prepared without any reliance on other consultants or experts.

2.	Date of visiting the location

The location was visited on various dates including on January 19, 2016 by the undersigned.

3.	Property particulars

Block:	3946
Parcels:	3791	138	Total
Registered land area:	28,085 sq.m.	6,465[2] sq.m.	34,550
Gross built area:	21,466 sq.m.	2,537 sq.m.	24,003
Ownership rights:	Freehold.

4.	Documents and presentations received from the company

Below are details of the main documents, data and items received from the company:

●	The company’s data report concerning rents paid and actually received during the year 2015.

●	Costs and expenses from operating and managing the property report for the year 2015.

●	A disclosure document.

[1]	A new Parcel, previously 129, 130, 135-137.
[2]	A compulsory acquisition is marked on this Parcel for a pedestrian pathway to Lishansky Street with a width of 2.5 m. The area of the plot after compulsory acquisition is 6,205 m² (according to the building permit dated August 26, 2010).

5.	Property and location description

5.1	Description of the subject property

The subject property is known as the G ONE Power Center which consists of a shopping center divided into two buildings as follows:

A northeastern building constructed in the shape of a "2" planned on two floors situated on Parcel 379 (a new parcel which includes previous parcels 129, 130, 135-138) with an area of 28,085 sq.m..

A western building whose renovation ended during 2011 constructed in the shape of a rectangle and planned on one floor which is higher than the parking level by about 1.5 m. This building is located on Parcel 138 with an area of 6,465 sq.m..

The subject parcels, which constitute the subject property, known as the G ONE Power Center, faces, on its western frontage, Lechi Street which constitutes the property's frontage. Beyond it is an open car parking area for the general public (owned by the Rishon-le-Zion Municipality) and Moshe Dayan Boulevard which constitutes a major arterial thoroughfare running from west to east including a link to the Ayalon Highway that stretches north and south.

To the north is the rear of the center which is HaHagana Street and on its northern side are industrial and workshop buildings. To the west is Parcel 138 and the western building of this project thereon situated facing Lishansky Street. To the west, Parcel 379 is adjacent to a building that serves as a banqueting hall (the Aristocrat Hall) which is planned on three floors on a parcel zoned for commercial use.

To the east are empty plots zoned for industry, commerce and offices.

5.2	Description of the structure on the subject parcel

On the subject parcel is the G ONE Power Center that was split, as aforesaid, into two main buildings, the eastern building planned on two floors that was completed during 2000 and the western building of one floor that was previously operational under a different arrangement of one large store, but in light of the company's decision, adaptation works were undertaken therein to turn it into several commercial units which was completed during the year 2011.

Both buildings together in practice create a broken “U” shaped structure.

Below are details of the approved construction areas:

	Northeastern building		Western building
Level	Prime Area (in m2)	Service Area (in m2)	Prime Area (in m2)	Total in round figures	Total in round figures
Basement	--------	199	--------	---------	199
Ground	10,167	5,484	1,860.93	413.76	17,925.69
Gallery	476	736	247.68	17.23	1476.91
First	4,700	1,981	--------	---------	6,681
Total	15,343	8,400	2,108.61	430.99	26,282.6

There are approximately 323 car parking spaces as well as operational car parking spaces for the benefit of those coming to this shopping center. There are several entrances owing to the height differential between the rear and front portions of the shopping center as well as vehicular access to the rear of the first floor by means of a concrete ramp from HaHagana Street and vehicular asset access from the western frontage via HaLechi Street.

The northeastern building

An escalator connects the floors as well as a passenger elevator and staircase. The standard of construction and finish includes, inter alia: a reinforced concrete frame, external walls made from prefabricated elements, plate glass windows to the frontage of the shops in aluminum frames. The standard of finish in the commercial units is complete and adapted to the various tenants.

The structure is (relatively) old and over the coming years, significant adaptation works are planned to bring it up to a better standard.

The western building

A new structure with a reinforced concrete frame with external walls clad with decorative aluminum/metal sheeting, plate glass windows to the frontages of the shops in aluminum frames. The standard of finish in the commercial units is complete and to a high standard matching the requirements of the various tenants.

The entire commercial accommodation in this property includes a wide range of shops of various sizes, from anchor shops such as Supersol, Home Center, Via Arcadia, Gali and Megasport and also clothing shops, sportswear, cosmetics, electrical products, readymade food and fast food, recreation, home utensils, toys, etc.

Below are photographs of the shopping center:

The entrance piazza and parking areas:

View of the eastern section of the northeastern building:

Western frontage of the eastern building:

Below is a plan of the property’s location:

6.	Town planning

6.1	Approved town plans:

Town Plan	Official Gazette	Valid since
Town Plans for the western building
RZ/168/10	4392	17.03.1996
RZ/168/6/5a	6173	16.12.2010
RZ/1/1/36/2	6404	24.04.2012
Town Plans for the northeastern building
RZ/168/6	2658	18.09.1980
RZ/1/1/11	4303	11.05.1995
RZ/MK/1/1/15	4431	28.07.1996
RZ/1/1/13	5280	09.03.2004
RZ/MK/1/1/39	5947	07.05.2009
RZ/168/6/a/5	6173	16.12.2010
RZ/1/1/36/2	6404	24.04.2012

According to the overall provisions of the above town plans that were received verbally during a visit to the Local Town Planning Committee offices, below is the town planning background for the subject parcels:

6.2	Town plans relating to the western building (Parcel 138):

Town plan RZ/168/6 that was published as being valid in Official Gazette 4392 on March 17, 1996:

This Town Plan zones Parcel 138 as a "special area" in which it is possible to construct a commercial building with building rights of 90% of the plot area for prime area and on 3 floors. Furthermore, this town plan indicates that part of the parcel to the frontage of Lishansky Street to a width of 2.5 m will be used as a right of way for the public.

Town Plan RZ/168/6/5a that was published as being valid in Official Gazette No. 6173 on December 16, 2010:

The purpose of this town plan is a change in zoning from industrial, industrial workshops and commercial use and special zone, to a zoning for industry, offices and commerce. An increase in the building rights and an increase the number of floors permitted on the site as well as permitting a commercial ground floor.

This Town Plan applies, inter alia, to Parcels 129, 130 and 135-138 and changes the zoning of the land to industry, offices and commerce.

Building rights:

160% will be permitted for prime area. 80% for industrial use, 80% for office and commercial use. Commerce will only be permitted on the ground floor.

Service area:

80% without a pillars floor, 100% with the pillars floor. Underground: 200%.

Building lines:

8 m to the sides and rear, with the front building line according to the drawing.

Maximum height:

8 floors + pillars floor + two parking basements up to 77 m above ground level.

Car parking:

2 basement car parks will be permitted on the zero line. Furthermore, aboveground car parking will be permitted on the pillars floor above the commercial ground floor level. The above area will be calculated as service area.

The car parking standards for each and every plot will be according to the standards currently in force at the time of issuing building permits. It will be possible to set, with the approval of the Local Town Planning Committee that 20% of the total car parking accommodation required in each and every plot according to the standards, will find a solution by using the public car parking areas.

Existing buildings:

For existing buildings that were constructed with a building permit that predates this town plan, the Local Town Planning Committee may permit an extension provided that said extension is according to the provisions of this Town Plan and that the car parking standards will also be according to the provisions of this Town Plan.

Antiquities:

Block 3946, Parcels 126, 127, 138-143 involve an area for antiquities declared by the Antiquities Authority. The provisions of the Antiquities Law 5738-1978 apply to this area.

Conditions for a building permit:

●	A building permit for uses that are defined as "industrial" shall be issued only after selection and consent and with the approval of the Unit for the Quality of the Environment.
●	A condition for granting an additional building permit, beyond the 70% building rights permitted under this Town Plan, will be undertaking a revised traffic survey as regards the volume of traffic in the area which will include operational proposals for solutions.
●	No building permits will be issued for more than 185,000 sq.m. prime area within the scope of the Town Plan, other than after improving the Lishansky-Moshe Dayan intersection in practice.

According to the Town Plan drawing, Parcel 138 is divided as follows:

Plot No.	Plot area in m2	Zoning
138/1	6,205	Industry, offices & commerce
138/2	260	Industry, offices & commerce & a right of passage for the public as part of the street.
Total	6,465

Town Plan drawings:

Article 10B of the Town Plan's provisions states that this Town Plan is intended to add building rights and uses that do not detract from the building rights.

Conclusion: In light of this, there is a preference for the provisions of Town Plan RZ/168/10 which confers commercial building rights of 90% on 3 floors.

In addition, there are instructions to create seasonal botanical shaded areas to form a lightweight and temporary walling.

6.3	The town plans for the northeastern building (new Parcel No. 379)

Town Plan RZ/168/6/5a that was published as being valid in Official Gazette No. 6173 on December 16, 2010:

The purpose of this town plan is a change in zoning from industrial, industrial workshops and commercial use and special zone, to a zoning for industry, offices and commerce. An increase in the building rights and an increase the number of floors permitted on the site as well as permitting a commercial ground floor.

This Town Plan applies, inter alia, to parcels 129, 130 and 135-137 (that were officially unified by the Land Registrar into the subject Parcel 379) and changes the zoning of the land to industry, offices and commerce. According to the provisions of this town plan, the maximum building rights are 160% of site area for prime area.

These building rights are divided half for industrial use and half for offices and commercial use.

Commercial accommodation will be permitted only on the ground floor.

In addition, the construction of service area will be permitted on above the ground to a maximum of 80% of the plot size without a pen as floor and at a maximum rate of 100% of the plot size with a pillars floor. In addition, underground accommodation will be permitted at a maximum rate of 200% of the plot area.

Building lines:

8 m to the sides and rear, with the front building line according to the drawing.

Maximum height:

8 floors + pillars floor + two parking basements up to 77 m above ground level.

Car parking:

2 basement car parks will be permitted on the zero line. Furthermore, aboveground car parking will be permitted on the pillars floor above the commercial ground floor level. The above area will be calculated as part of the service area.

The car parking standards for each and every plot will be according to the standards currently in force at the time of issuing building permits. It will be possible to set, with the approval of the Local Town Planning Committee that 20% of the total car parking accommodation required in each and every plot according to the standards, will find a solution by using the public car parking areas.

Existing buildings:

For existing buildings that were constructed with a building permit that predates this town plan, the Local Town Planning Committee may permit an extension provided that said extension is according to the provisions of this Town Plan and that the car parking standards will also be according to the provisions of this Town Plan.

Antiquities:

Block 3946, Parcels 126, 127, 138-143 involve an area for antiquities declared by the Antiquities Authority. The provisions of the Antiquities Law 5738-1978 apply to this area.

Conditions for a building permit:

●	A building permit for uses that are defined as "industrial" shall be issued only after selection and consent and with the approval of the Unit for the Quality of the Environment.

●	A condition for granting an additional building permit, beyond the 70% building rights permitted under this Town Plan, will be undertaking a revised traffic survey as regards the volume of traffic in the area which will include operational proposals for solutions.

●	No building permits will be issued for more than 185,000 sq.m. prime area within the scope of the Town Plan, other than after improving the Lishansky-Moshe Dayan intersection in practice.

Note: According to an agreement of principles dated September 7, 1995, and agreement No. 5368 dated September 1, 2003 that was signed between the previous owners of the site and the Rishon-le-Zion Municipality, the extent of Land Betterment Levy in respect of Town Plan RZ/168/6/5a was agreed upon, inter alia, that had already been paid by the previous owners. In addition, there are instructions to create seasonal botanical shaded areas to form a lightweight and temporary walling.

6.4	Summary of building rights balances

In respect of the western building on Parcel 138

Land area[3]	6,465 m2
Main building rights under the town plan	160%
Total	10,344 m2
Building rights exploited (main)	(2,108 m2)
Balance of building rights for exploitation (main)	8,236 m2

In light of the construction of the subject building, the realization owing to the subject building rights (if at all) is partial.

In respect of the northeastern building on (new) Parcel 379

Land area	28,085 m2
Main building rights under the town plan	160%
Total	44,936 m2
Building rights exploited (main)	15,343 m2
Balance of building rights for exploitation (main)	29,593 m2

Note: In addition to the prime area, there is a balance of building rights for service area.

6.5	Building permits

Below are the details of the building permits and Form 4 (completion certificate) received for the property:

6.5.1	Parcel 138 – western building:

Permit No.	Date of receipt	Permit
RS/14538/94	24.5.1994	Constructing a commercial building of one floor with mezzanine and protected space.
RS/15615/95	12.6.1995	Adding service accommodation (covered areas) for the commercial building.
	5.3.1996	Receipt of Form 4.
200900557	10.12.2009	Changes to the frontages to an existing building and demolition of parts of the building.
201000418	26.8.2010	Extension and changes to an existing commercial building including adding 76 sq.m. service accommodation on the ground floor and removing 52.61 sq.m. main accommodation and 60.72 sq.m. services accommodation, changes to the frontages, to the plumbing and internal changes, additions of, and refuse room, and new partitioning into shops. Allocating a right of way to a width of 2.5 m along the length of the Lishansky Street frontage.

6.5.2	(New) Parcel 379 - the northeastern building:

Permit No.	Date of receipt	Permit
9818075	3.12.1998	Constructing an industrial building on one floor, with prime area of 4,300.97 sq.m. and service area of 570.66 sq.m..
9918655	3.10.1999	Additional construction of 5,815 sq.m. prime area and 5,160 sq.m. service area for an existing building with a permit, constructing a ramp up for vehicles from HaHagana Street to the roof of the building that will be used for car parking with a total proposed and existing built area of 15,847 sq.m.
200019330	2.8.2000	Non-conforming use for 5 years as from June 13, 1999 from industry to commerce, an industrial building on the first floor with area of 15,847 sq.m..
200019316	30.7.2000	Changes to the approved town plan, demolition of an existing building with a permit including a safety room and toilets and constructing a building at a different location in the building, adding a mezzanine floor in part of the ground floor, adding prime area of 3.56 sq.m. and aboveground service area of 199 sq.m. and underground service area of 187 sq.m. after the additions, prime area of 10,119.58 sq.m. and service combination of 6,117.64 sq.m..
	11.9.2000	Form 4
	13.10.2000	Form 4
200019628	28.12.2000	An application for non-conforming use for 5 years from industry to commerce in an existing building, one floor. After making the changes in the building - 5 years from January 13, 2000.
200019224	16.7.2000	Non-conforming use for a period of 5 years from industry to commerce for an area of 4,300 sq.m. from October 20, 1998 for the Home Center building.
200119694	27.2.2001	Additional construction and internal changes to an industrial building with a permit. Adding prime area construction of 472.19 sq.m. and service area of 155.56 sq.m., making a total prime area of 10,591.77 sq.m..

Permit No.	Date of receipt	Permit
200119693	27.2.2001	Changes in the ground floor including increasing the shop area and adding a second floor for use as industry above an existing ground floor that has a non-conforming commercial use. The area of the addition as prime area is 4,700.85 sq.m. and service area of 2,224.31 sq.m.. Total main construction accommodation is 15,344 sq.m. and service area of 8,497.51 sq.m..
	28.1.2002	Form 4
	19.3.2003	Completion certificate.
200421591	25.7.2004	Changes to an existing industrial building without adding construction areas. Changes to the ground and first floors, changes to the area of service area, increasing the areas of storerooms, safe spaces, stairs and reducing passageways. Total constructed prime area is 15,343.31 sq.m. and service area of 8,400.96 sq.m.

A permit for non-conforming use for a period of 10 additional years:

On February 18, 2007, building permit No. 200700095 was issued permitting non-conforming use for 10 years from industry to commerce for the entire building (phases A, B and C) over a total area of about 15,343 sq.m. and warehousing to a total area of about 2,601 sq.m..

This non-conforming use permit terminated on December 31, 2015.

During 2015, the Company’s representatives worked in coordination with the Rishon-le-Zion Local Town Planning Committee to prepare a town plan with the authority of the Local Town Planning Committee to partially realize the currently approved building rights, and the current accommodation uses and the uses being requested will be within the scope of the currently approved zonings and the total building areas will be based on a town planning program based on the areas that exist.

It is not the Company’s intention to include the entire scope of the building area that could be realized.

At the end of 2015, the Local Town Planning Committee changed their position on the possibility of the setting off areas from a new town plan and as a result of this, the anticipated Land Betterment Levy will be reduced.

Thus, the Company is currently promoting a building permit based on an interpretation of the currently valid town plans as well as preparing and approving a town plan that finally settles the existing commercial use on the first floor. The town plan documents are now with the Local Town Planning Committee offices for approval according to the unified town plan structure procedures.

Simultaneously, it was agreed with the Local Town Planning Committee that approval for non-conforming user will be given for an interim period of 3 years until receiving the building permit requested. (The approval for non-conforming user requires the payment of Land Betterment Levy). The requested building permit will include the following construction areas:

Floor & use	Main area	Service area	Total
Basement		199.40	199.40
Ground floor (commercial)	10,215.69	5,670.25	15,885.94
Mezzanine (commercial)	475.9	736.25	1212.15
1st floor (offices/fitness room/clinics)	6,079.73	3,317.45	9,397.18
Total	16,771.32	9,723.95	26,694.67

Drawings of the Moshe Dayan Boulevard/HaLechi Street level ground floor - northeastern building:

Ground floor:

First floor drawing:

Western building drawing:

7.	Legal status

7.1	Land Registry extract

According to the Land Registry extract that was produced through the Internet dated February 15, 2016, the following particulars are apparent:

Parcel No. in block 3946	Registered area in sq.m.	Ownership	Comments and mortgages
379	28,085	G. West Ltd.	On October 4, 2011, a mortgage was recorded in favor of Strauss Laser Trust Company (1992) Ltd. in whole, without limitation as to sum.
138	6,465	G. West Ltd.

On February 24, 2009, a mortgage was recorded in favor of Strauss Laser Trust Company (1992) Ltd. in whole without limitation as to sum.

On June 19, 2005, a warning notice was recorded concerning compulsory acquisition under Article 5, 7 of the Ordinance in favor of the Rishon-le-Zion Municipality on part of the parcel.

On December 8, 2009, a warning notice was recorded concerning a debt for Land Betterment Levy totaling NIS 2 million in favor of the Rishon-le-Zion Local Town Planning Committee.

On August 19, 2010, a warning notice was recorded under Article 126 in favor of the Rishon-le-Zion Municipality concerning a strip of land with an area of 260 sq.m..

7.2	Tenancy agreements for the commercial accommodation in the Power Center

The accommodation in the commercial center which constitutes the subject property, has been let on open market tenancies. The occupancy rate in the center is at the rate of about 96%[4] of total GLA, namely 23,959 sq.m. (the GLA includes storerooms)[5].

In total, there are approximately 20 tenants for commercial uses only.

The contracts were signed for the western building during the years 2010-2011 and for the northeastern building between 2000 and 2014.

Most of the tenancy periods and option periods terminate between the years 2016-2018 onwards.

Below are details of several tenancy agreements for the property:

Tenant - Building	Termination of tenancy including present option	Premises area (in sq.m.)	Rent paid per annum
A - western building	14.08.2020	520	540
B - western building	31.07.2017	732	833
C – Western building	14.08.2015	543	773
D - northern	31.12.2019	4,696	4,904

E	18.01.2017	1,050	961
F	31.12.2025	9,963	6,611
G	19.12.2017	909	860
Total in m2: Total proportion of rent out of total space:		18,413 sq.m. 76.85%	NIS 15,482 71%

8.	Management and operation of the center - general data

8.1	Center management

The property is managed by Gazit Globe Israel Ltd.

The company collects current management fees from the tenants in addition to the contractual rent.

Gazit Globe, which is also the head leaseholder of the property, does not manage the center as a separate profitable unit and in practice the management fees and the rents are collected on a current basis from the shopping center’s tenants in respect of which management, advertising, cleaning, guarding services are provided as well as handling and operating systems, etc.

We have looked at the operating management fees collection data and the OPEX for the years 2010-2015.

Below are our findings in current values:

Year	2010 NIS	2011 NIS	2012 NIS	2013 NIS	2014 NIS	2015 NIS
Profit (loss) from operating management	615,000	400,000	400,000	400,000	300,000	250,000

The drop in the management company’s profitability derives primarily from a reduction in the management fees income.

The OPEX include, inter alia: salaries (about 13%), advertising & sales promotion (about 14%), security (about 9%), maintenance and cleaning (about 35%).

8.2	Rents

The subject property’s accommodation, as aforesaid, is 96% let, with the ground floor in both buildings fully let, with an area of about 1,650 sq.m. that has been let as storage accommodation. This area constitutes 27% of the total GLA on the second floor and about 7% of the total area of the property.

We should mention that according to the information provided by the Company's attorney and the town planning activities that are being carried out by the Company, there is no intention to extend the leases and sign new leases in this building owing to the intention to make a building extension and extensive adaptation works to the building.

The mix of uses includes a very large and extensive food shop, products for the home, clothing shops, sportswear, furniture, restaurants, coffee shop, etc.

The effective let accommodation amounts to 23,959 sq.m. including storerooms.

Below are details of the annual rents in current values without VAT:

Year	Area let (in sq.m.)	Annual rent (in NIS)	Average rent NIS/sq.m. of effective letting
2010	24,003[6]	19,246,000	c. NIS 67/sq.m.
2011	24,003[7]	20,171,000	c. NIS 70/sq.m.
2012	24,003[8]	20,162,000	c. NIS 70/sq.m.
2013	24,003[9]	20,412,000	c. NIS 71/sq.m.
2014	23,804[10]	20,025,000	c. NIS 70/sq.m.
2015	23,959	19,587,000	c. NIS 68/sq.m.

[6]	Including a unit of 977 m² let for storage at a total annual rent of NIS 351,000.
[7]	Including an empty area of 513 m² and another area of 977 m² let for storage at a total annual rent of NIS 372,000.
[8]	Including a unit of 977 m² let for storage at a total annual rent of NIS 377,000.
[9]	Including a unit of 977 m² let for storage at a total annual rent of NIS 383,000.
[10]	Including a unit of 977 m² let for storage at a total annual rent of NIS 383,000.

Furthermore, there are annual receipts of NIS 800,000 from the conversion of high tension electricity to low tension for the use of the commercial units, with the management company’s profit of NIS 250,000.

8.3	Assessing the tenants and the commercial environment

The subject property, as aforesaid, is divided into two commercial buildings, the northeastern building has been operating since the year 2000 as a Power Center; and the western building which has undergone adaptation works and restarted its present operations in the year 2010.

In practice, the G1 Center includes both buildings together, including the central parking piazza, as a commercial unit that attracts a large population along a central traffic artery.

In addition, this Power Center adds to a large quantity of commercial accommodation situated to its eastern side, the G2 Center and Cinema City, as well as commercial units at its rear.

In this Power Center itself, the anchor stores are situated in the northeastern building and most of the shops have been operating commercially for several years.

The tenancy periods of the commercial accommodation are not uniform.

The balance of the tenancy periods ranges from between 1 and about 9 years, but for most of the tenants, there is an option for various periods of time which significantly extend the tenancy period given to the tenants. The rent according to the leases, is linked to the Consumer Price Index. Furthermore, in a small number of the shops, the rent rises during the option period. It should be mentioned that rent is not paid as a payments as percent of turnover.

The fact that 77% of the total accommodation is being rented by 7 anchor stores, whose share in the total income is 71%, points to a correct planning of the scope and extent of rents in the property.

Notes:

●	The rent paid for the commercial areas on the ground floor ranges between NIS 128-173/sq.m./month in the small shops, and between NIS 55-107 in the large shops and anchor tenants.

●	The OPEX for the center is about NIS 180,000 per month.

The Power Center’s total area is about 23,959 sq.m. with OPEX of about NIS 7.5/sq.m./month. From our experience, this cost for an open shopping center such as the subject property, is quite normal and even on the low side.

9.	Valuation factors, considerations and principles

9.1	Valuation approach

This property functions as a regional commercial power center which constitutes an income producing property and therefore its market value is assessed using the income capitalization approach which constitutes the relevant and preferred valuation approach for this type of property.

Central operating and management of commercial properties, with the ability to control the mix of uses, quality of tenants and the standard of maintenance of the rented property originates from a professional choice that derives from a recognition that this approach is preferable and allows control over the property and its improvement.

The alternative is selling the commercial accommodation or parts thereof.

9.2	Mix of uses

The mix of uses in this property matches what is customary in shopping centers with similar characteristics.

The mix includes a very large food shop (about 10,000 sq.m.), areas that are defined as service/convenience accommodation, household goods including electrical appliances and furniture, a coffee shop and a restaurant.

It is possible to define the mix as providing basic products and the services ancillary thereto, such there as a large food shop, electrical products, sanitary fixtures, lighting, furniture, furnishings, etc. for the home, clothing and sports.

9.3	Risks/prospects for this property

We did not find any existing risks for this property beyond real estate market risks.

On the other hand, in light of the proximity of this property to the G Cinema and G2 Shopping Center and their influence on increasing the scope of the subject property’s exposure, and owing to the positive change and increase in the rents in the western building owing to the significant adaptation works and also the intention to undertake something similar in the eastern building including expanding the amount of accommodation available, there may well be an increase in the turnover from the existing accommodation and also in the future an increase in rents from the commercial accommodation that will involve adaptation costs for the work that will actually be undertaken.

9.4	Location and accessibility

The property not only enjoys a location on a main and central traffic artery at the regional level (and not just at the local level) being adjacent to West Rishon-le-Zion, Bat Yam and Holon and adjacent to the exit and entry to the Ayalon Highway, but also benefits from the significance of a large scale commercial strip that is held in the hands of one entity, both from the aspects of ownership and management. This fact gives added value thanks to an absence of competition on the one hand, and the advantage of a wise and considered mix by one entity, on the other.

What has been stated above constitutes a central factor and consideration in how to relate to the cash flow from the letting of commercial accommodation as a cash flow that has great stability and low risk.

9.5	Management fees and OPEX

According to the management income and costs data for the shopping center, it appears that the management company saw a profit of NIS 250,000, which is lower by NIS 50,000 than in 2014.

We have taken into account the present administrative surplus, namely a total of NIS 250,000, in the total NOI for the subject property and as an inseparable part of the capitalization rate that will be set.

9.6	A history of the property – appraisals

According to the information provided to us by the company, the subject property has been appraised over the years 2008-2010 as appears above and since 2011, the property has been appraised as part of its annual financial statements, by the undersigned as follows:

Date of appraisal	Valuation in NIS
31.12.2008	252,000,000
31.12.2009	260,000,000
31.12.2010	282,400,000
31.12.2011	298,000,000
31.12.2012	302,300,000
31.12.2013	308,100,000
31.12.2014	314,900,000

9.7	Tenancy periods and rents being paid

Duration of tenancies

Long-term lettings usually reduce the uncertainty concerning the anticipated cash flows from a property. In the subject property, the tenancy periods vary between 1 and 9 years without the option periods granted to tenants.

In total, there are approximately 24,000 sq.m. for marketing. Out of this total GLA, the entire ground floor in the center has been let; the second floor of the northeastern building has been let as from the year 2010; additional accommodation of about 1,650 sq.m. let as storage space, some of which is on a zero rent and some on a low rent at a rate of 50% of the rent payable on this floor in the other units.

In light of this, this area will be calculated for rent purposes while making an adjustment by calculating the value of the rental basis that is actually obtained from it for the period of the next two years.

Rents

The rents actually being paid are neither high nor unusual compared with the rents customary in Power Centers. Therefore, we are of the opinion that the average tenancy period in this center which is for a medium term, does not have any negative consequences.

The intention to adapt the northeastern building

It is the Company's intention to undertake comprehensive adaptation works in the building for purposes of adapting the building to the up to date requirements which is similar to the western building and increasing the scope of construction in the building by increasing the accommodation on the first floor and constructing an additional floor.

No discount has been taken into account for the adaptation costs that are expected because should these be undertaken, is expected that the rents in the property will significantly increase.

9.8	Agreements with third parties

According to the Company's disclosure documents, there are development and traffic improvement agreements in existence that were undertaken by the Company in practice and whose cost will be set off in respect of a parking forfeit to a sum that is not expected to be in excess of the cost of the works actually undertaken by the Company. In light of this, these agreements should not affect the market value of the property.

9.9	Additional building rights

In respect of the subject parcels, there is a balance of building rights for prime area as follows:

Parcel 379	29,593 sq.m.
Rights 138	8,236 sq.m.
Total	37,829 sq.m.

In light of the scope of the land and the actual construction, the balance of building rights must be taken into account which are on the upper floors only.

Constructing the other floors could be partially undertaken in the northeastern building whereas in the western building the company estimates that it is possible, from the engineering point of view, to construct one single extra floor only as follows:

Parcel 379	28,200sq.m.
Rights 138	1,860 sq.m.
Total	30,060 sq.m.

Further to the contents of the town planning section of this report, the Company is working diligently with the Local Town Planning Committee to prepare a town plan with the authority of the Local Town Planning Committee that will allow the exploitation of the balance of the building rights stated above by approving and extending the commercial accommodation on the first floor and also by adding areas to the offices/clinics, etc.

Setting land values for the upper floors:

An assessment of value of the additional building rights is, as aforesaid, for the upper floors of the buildings which constitutes building rights of 20% of the value of 1 sq.m. on the ground floor (in plots that are zoned with building rights of 120%).

9.10	Comparison data the purposes of assessing the value of the additional building rights

The value of the balance of building rights that may be exploited for the subject parcels will be assessed based on transactions for construction plots zoned for industrial use, while making use of adjustment coefficients.

Below are comparison transactions brought from an industrial plot adjacent and close to the subject parcel, and from a parcel for commercial use in Netanya and the Me’uyan Soreq Industrial Zone as follows:

Transaction date	Location and zoning	Transaction value	Value/ sq.m. of land	Value/ sq.m. of “built on” land
20.12.2010	Parcel 16 in Block 8265 for commercial use in Netanya[11]	NIS 35,000,000 for 5,000 sq.m. upon which 8,157 sq.m. aboveground may be constructed.	NIS 7,000	NIS 4,290
23.03.2011	Parcel 338 in Block 3496[12]	NIS 31,310,000 for 8,778 sq.m. land and about 10,535 sq.m. above ground	NIS 3,570	NIS 3,000
January 2016	Parcel 51 in Block 5033[13]	NIS 32,500,000 for 9,990 sq.m.	NIS 3,270	NIS 2,710
7.09.2011	Me’uyan Soreq - industry	NIS 35,000,000 for 17,350 sq.m..	NIS 2,017	NIS 2,373
13.02.2011	Me’uyan Soreq - industry	NIS 28,400,000 for 12,000 sq.m..	NIS 2,367	NIS 2,784
3.03.2011	Me’uyan Soreq - industry	NIS 26,061,000 for 11,850 sq.m..	NIS 2,200	NIS 2,588
2.01.2011	Me’uyan Soreq - industry	NIS 21,450,000 for 10,000 sq.m..	NIS 2,145	NIS 2,523
28.03.2011	Me’uyan Soreq - industry	NIS 39,700,000 for 17,500 sq.m..	NIS 2,268	NIS 2,668
13.04.2011	Me’uyan Soreq - industry	NIS 14,000,000 for 7,000 sq.m..	NIS 2,000	NIS 2,353
30.01.2013	Me’uyan Soreq - industry	NIS 84,306,117 for 45,000 sq.m..	NIS 1,873	NIS 2,200
31.12.2013	Me’uyan Soreq - industry	NIS 47,297,000 for 21,000 sq.m..	NIS 2,250	NIS 2,650

The average prime area on plots in Me’uyan Soreq involves building rights of about 85% per plot, making a total of 850 sq.m. prime area for every 1,000 sq.m. of land.

[11]	Purchased by British Israel for expanding the HaSharon Shopping Center in Netanya between this shopping center and the parcel on Petach Tikva Street in Netanya.
[12]	This parcel is located on Zeev Shlang Street adjacent to and to the west of Nicoletti House, with a significantly lower commercial exposure than the subject parcel.
[13]	This plot does not include a commercial frontage to the street as does the subject plot of land.

It should be mentioned that apart from the Ikea building in this area (which is known to be an industrial plot in light of the legal proceedings that were taken after approving non-conforming use from commercial to industrial by the Local Town Planning Committee, a detailed town plan was approved for its present zoning), there is a concentration of several vehicle importers who decided to use this location for logistics, servicing and showrooms. This district is not characterized by commercial accommodation.

In light of the transaction completed adjacent to the subject property, and in comparison with the other parcels and the scope of existing building rights on the subject parcel, a location which includes commercial exposure and the commercial uses attributed to the subject plot, it would be correct to attribute a value per m2 for the upper floors of about NIS 800 per sq.m. prime area. (The ground floor constitutes a rate of 75% according to a value of NIS 4,000 per sq.m. of ground based on an adjustment for the sale transaction involving an adjacent plot and without exposure of the subject rights. It was found that one can attribute a value per sq.m. of land to the upper floors as being about NIS 1,000/sq.m. which includes 1,200 sq.m. upper accommodation, namely NIS 833/upper built sq.m. ground value as aforesaid).

The total value of the balance of the building rights on the upper floors is:

30,000 sq.m. x NIS 800 = NIS 24,000,000

A discount for size and availability, approximately 35%

The total value of the balance the building rights subject is: NIS 15,600,000.

9. 11	Nonconforming use ending in 2015

On February 18, 2007, a building permit, No. 200700095 was issued permitting nonconforming use for 10 years from the industry to commerce for the entire structure (Phases A, B & C) on a total area of approximately 15,343 sq.m. and warehousing accommodation totaling about 2,601 sq.m.

The nonconforming use must terminate on December 31, 2015.

On the date of the subject permit, the property was zoned for industrial use including the ground floor. In practice, today, the western structure is included in a commercial zoning and does not require any planning leniency or otherwise for its state. The eastern structure requires town planning activity for a planning leniency for commercial use on the second floor.

Preparing part of the commercial accommodation on the first floor and the adding of an additional floor will be carried out by submitting a plan for a building permit that will include these and other town planning leniencies.

Simultaneously with the approval of the building permit drawings, it has been agreed with the Local Town Planning Committee concerning extending the period of non-conforming use for a limited number of years.

In light of this, I expect the Land Betterment Levy to be in the region of NIS 1,000,000.

According to the information we were given by the company's representative, should there be any requirement for payment of Land Betterment Levy in respect of approving the construction in practice, and then the reduction in respect of the payment will be made in the Company's books in full.

In light of this, we have not deducted any amount from the value of the subject property.

9.12	Valuation approach, capitalization rate and defining NOI for capitalization

The modus operandi for large scale properties such as industrial parks, entertainment and shopping centers, power centers, office towers, commercial centers, etc., that have been let by the owners through project managers, characterizes the operating pattern of central investment corporations in the Israeli investment property market (companies such as Amot, Azrieli Properties, Ofer Brothers Properties, the REIT funds, etc.).

This modus operandi and the central management of a property gives its owners the ability to maintain and control the mix of tenants and their quality. Furthermore, the property manager can provide the property’s tenants, most definitely, with a range of services that concentrate on the quality of the project and the experience of those using it.

In “successful” projects which are efficiently managed, the owners enjoy ancillary income involved in providing these services (management profits, etc.).

In other circumstances, owners are required to subsidize these services. But it is clear to everyone that an income producing property that is defined as a center for shopping, recreation and entertainment constitutes a complex and delicate mixture of commerce and services which preserves the shopping experience and its quality that is given to the end users, namely the purchasers.

The project’s management services have a unique consequence on the economic success of such properties which is unlike most of the management services given to other real estate properties. Therefore, we consider the “economic results” of a center for shopping, entertainment and recreation as the total combined income of the overall income from letting the property including income from providing management services, less the operating and management expenses.

Under such circumstances in which the property constitutes a basis for receiving current cash flows, the preferred valuation approach is the income capitalization approach.

On this matter, we should add and indicate that even if and should we have a transaction database for “shopping centers”, properties of this type are not directly comparable with other properties which have an identical operational character owing to their uniqueness and the variance in the parameters that characterize them (mix, scope of commercial accommodation, advantages and disadvantages, etc.). Therefore, another appraisal approach, such as using the comparison approach, is not practical in this case.

A formula – principles for calculation

The detailed valuation assessment for the property was undertaken while relating to the main two parameters required:

●	Anticipated cash flows from the property while defining annual NOI.

●	An assessment of the fair capitalization rate for the above cash flows.

9.13	Cash flow for capitalization

Below are the main principles for assessing the anticipated cash flows from an income producing property that has been operating for several years, under full occupancy (or close to full) and without any significant change in its annual cash flows.

A definition of NOI of the last year’s activities

In a stable property that has been operating for a prolonged and continuous period of time and at full capacity (or close thereto), NOI is defined for the year 2015 as the total income deriving from the operation of the property including income from providing management and operational services, stands, advertising, etc.

The actual operating and OPEX have been deducted from these incomes.

The representative cash flows for capitalization:

The representative cash flows, for purposes of capitalization in the appraisal calculation, are based on NOI for the year 2015 while making the following adjustments:

●	Additional income - NOI over the coming years when there is a “built-in increase” in rents according to the currently valid lease (irrespective of rent during the option period, but as we have stated, the rent that has increased during the existing lease period).

●	An increase or a reduction in NOI over the following years - when there is an exceptional tenancy agreement compared with the rents being paid, the rents will be adjusted to those that are customary in shopping centers according to the characteristics of the unit let (size, location, etc.).

●	Unlet areas – For accommodation which has not been let during a relatively long period of time, no anticipated income will be attributed in respect thereof as part of the NOI for the coming two years.

●	This property has a tenant who received, during the tenancy period, a time without the payment of rent owing to an internal setoff with the Company regarding an area which they are renting in the G-2 building in respect of which, they were promised by the Company participation in the construction costs that in the end were not transferred. In light of this, no rent was collected over a period of 4 months’ activity. (The financial scope is expected to be worth about NIS 180,000. The Company must reduce this amount from its books.

Accommodation that was not let until recently and which is not income producing at this stage (owing to the departure of a tenant, change in the dictated management mix, etc.) income will be attributed in respect thereof in the coming years while adjusting the fair income compared with the characteristics of the property and respectively with the rents being paid at similar shopping centers.

9.14	The capitalization rate

9.14.1	The capitalization rate for prime properties in Western Europe as a basis for calculating the capitalization rate for prime properties in Israel

We decided to examine the yield rates required in high quality shopping centers in several European countries, inter alia, because the investment in such shopping centers constitutes an alternative for major investment institutions in Israel and also because in these countries there is a wider market with a relatively larger quantity of transactions taking place that may be compared with.

It is possible to relate to the risk differences between countries as the difference between the yield rates of government bonds (10-year), as the other compensation elements, in respect of an investment in income producing real estate, remain in and are not a function of risk (compensation in respect of depreciation and an absence of liquidity and management risk). Therefore, one may calculate the prime yield rate for shopping center type income producing properties in Israel while making an adjustment to the yield rate based on Israeli government bonds.

9.14.2	A calculation of the prime yield rate in Israel

Country	10-year government bond yield as of December, 2014	Yields on high quality shopping centers[14]	Additional compensation for investing in real estate
Germany - central towns	0.24%	4.60%[15]	c. 4.36%
Poland - Warsaw	2.95%	5.75%	c. 2.80%
Holland - Amsterdam	0.48%	5.25%	c. 4.77%
Hungary - Budapest	3.52%	7.25%	c. 3.73%
Romania – Budapest	3.29%	7.75%	c. 4.46%
Sweden - Stockholm	0.55%	4.75%	c. 4.20%
Spain - Madrid	1.71%	5.75%	c. 4.04%
Switzerland – Zurich	-0.28%	4.50%	c. 4.78%
Denmark – Copenhagen	0.6%	5.50%	c. 4.90%
UK – central cities	1.745%	4.82%	c. 3.075%

The surplus compensation compared with 10-year government bonds attributed to prime shopping center type properties, is in the region of 3% in Poland and the UK, and up to 4.9% in Denmark.

[14]	Based on data from Colliers International – May 2015.
[15]	In Germany, we have taken into account the yield on central streets owing to the dominance of these streets compared with shopping centers.

The surplus compensation as aforesaid, is not a function of the risk (country dependent) but a fixed compensation which constitutes a surplus yield compared with a financial investment in local government bonds.

The interest rate on 10-year type government bonds from the State of Israel for this appraisal’s determining date year is approximately 1.90%.

Therefore, in respect of the European comparison, the “prime yield” for shopping centers is in the region of 4.2% above the yield on Israeli Y10 bonds (like Sweden, Hungary and Spain).

In other words, from the international aspect, the yields on prime properties in Israel should reach a range of between 6.0% and 6.2%.

9.14.3	A review of the income producing real estate sector prepared by Standard & Poors, Ma’alot:

In December, 2015, Standard & Poors, Ma’alot, reviewed leading corporations active in the income producing real estate market. This review included an examination of macroeconomic indicators which included, inter alia, redemption rates, occupation rates, real increases in rent, etc.

This review concluded, in respect of the sector of corporations owning shopping centers, is as follows: “The leading ranked corporations continued to show stable operational results primarily thanks to the location of the properties. In leading shopping centers, we continued to see an increase in turnover and high occupancy rates. Nevertheless, the primary increase in the companies’ NOI derived from opening or acquiring new properties or an expansion of existing ones, while the real increase in rents was only moderate, if at all.

In those areas with no high level of competition, companies continue to invest in existing properties through extensions and renovations, inter alia, not only as a solution for demand, but also as a result of competition… Nevertheless, despite a slowdown in the growth rate in the Israeli economy and estimates of a surplus in the supply of commercial accommodation, it appears that the upswing in investment and construction of new shopping centers, continues.

We do not anticipate any change, in the short term, in the estimates of the business profiles of the ranked corporations, and also, should we see the start of a slight drop in private consumption and NOI, these are not expected to put any pressure on the rankings.

Companies with a property management ability, central locations and a strong branding, will continue to enjoy competitive advantages even in a more challenging environment, even though the main growth will come from new properties and expanding existing ones as well as a drop in the growth of NOI from identical properties.

9.14.4	Comparison transactions relating to capitalization rate in shopping centers in Israel and mixed uses

As indicated in our report, the number of transactions involving high quality shopping centers in Israel is very small.

Below are several examples that comply with this definition:

●	According to a review of yields from income producing properties during the first half of 2015 that was published by the State Appraiser's Office: the total average capitalization rate for office properties was 8% whereas for commercial properties it was 7.6% that reflects a drop of 0.2%. This drop points to a continuing stability in this sector.

Furthermore, “It was found that there was a significant correlation between the proximity of the property to the center of the country or to the center of a town and the yield obtained therefrom. Properties in central locations had a lower yield rate as compared with those in the periphery that had a higher rate. This connection derives apparently from the element of a higher risk in the periphery (in respect of such elements as: financial strength of tenants, occupancy rates, risk to owners from location quality changes, etc.”

●	On 31.12.2015, ISSTA Lines reported the acquisition of 70% [ownership in common] of a 7 upper floor building over 3 parking basement floors at 16 Hamasger Street in Tel Aviv. The price was NIS 85,430,000 which points to a full value of NIS 122,000,000. The building has 2 tenants on leases ending in 2017 and 2020. The anticipated NOI is NIS 8.8 million which reflects a yield of 7.2%.

●	On 20.12.2015, Vilar International Ltd., reported the acquisition of all the ownership rights to a shopping center at Ramat Hanassi in Haifa which is used for both commercial and office accommodation totaling about 8,538 sq.m. including about 3,000 sq.m. of car parking space. The purchase price was NIS 80 million. From information in our possession, subject to the full letting of this shopping center, the yield reflects a transaction at 7.2%.

●	On September 6, 2015, REIT 1 Ltd. reported the acquisition of office accommodation [ownership in common] on floors 17- 27 in Psagot House at 3 Rothschild Boulevard in Tel Aviv. This purchase completes the company’s share of the building of about 50% with this building being let to 25 tenants for various tenancy periods until 2024. The company paid a price of NIS 36,840,000. The NOI expected from the property reflects an annual return of about 7.3%.

●	G Israel Shopping Centers Ltd., at the beginning of January 2015, sold their holding of 51% in the G in the Emek Shopping Center to the Azrieli company at a price of NIS 171,700,000.

This price points to a value of NIS 350.4 million for the whole shopping center. The shopping center's NOI is NIS 23.8 million which points to the purchase being based on a yield of 7%.

REIT 1 Ltd. exploited its right of first refusal and took over Azrieli's position.

●	On December 31, 2014, REIT 1 Ltd. reported the acquisition of all the rights and obligations of the Blue Square Property Company in real estate that constitutes a two-floor building used as a logistics center with a total area of 20,000 sq.m. at a price of NIS 94.65 million.

Based on the current rent, and the expected rents on the remaining accommodation in the project, , this transaction represents an annual yield of about 8%.

●	On December 23, 2014, Sela Capital Properties Ltd. reported that they purchased the ownership and management rights to an office building (including a commercial portion) planned on 16 floors with an area of 14,600 sq.m. and 220 parking spaces at 2 Shoham Street, Ramat Gan at a price of NIS 211,180,000.

The property has an occupancy rate of 98% and is let to 12 tenants on main leases for 2-4 years at a total annual rent of NIS 16,350,000 and thus the acquisition was made based on a capitalization rate of approximately 7.75%.

●	According to a report (the last) dated December 4, 2014 from the Electra Company Ltd., a binding principles agreement was signed on December 3, 2014 regarding the sale of 25% of the company's rights and obligations in the Electra Investments Tower.

The price is a total of NIS 302,500,000 which reflects a yield of approximately 7.4%.

●	On September 1, 2014, the Matslawi Building Company Ltd. reported the sale of all its rights to Hamanifa House in Or Yehuda[16].

The building is a 5-floor office building over a commercial floor and two basement floors.

The price was a total of NIS 62,000,00017.

According to the company's annual report for the year 2013, which includes an appraisal that forms an addendum to this report, the transaction is based on a capitalization rate of 8%.

●	On June 29, 2014, Sela Capital Real Estate Ltd. reported that they had acquired the ownership rights to land with a total area of 2,425 sq.m. which includes a fuel filling station with an area of about 1,180 sq.m. as well as a convenience shop and a 2-story structure used for offices and commerce with a built area of about 1,105 sq.m. with additional car parking spaces located in the Kiriat Arieh Industrial Zone in Petach Tikva.

The purchase price for the property was NIS 34,500,000.

The gas station is rented to Sonol Israel Ltd. on a tenancy agreement until March 2016 as well as 2 options to extend the lease for 5 years each.

The balance of the accommodation has been let to 6 different tenants for shorter periods of time at a total annual rent of NIS 2.8 million.

The capitalization rate upon which the acquisition was based is approximately 8.13%.

●	On December 12, 2013, The Matslawi Building Company Ltd. reported the sale of all its rights to a shopping center under construction as part of a residential and commercial project which is located to the south of and adjacent to the Kiriat Ono Shopping Center at Levi Eshkol Street, corner of Shalom Hamlet Street.

[16]	About 6,500 sq.m. of offices with a ground floor commercial area of more than 5,000 sq.m. and basement car parking.
[17]	This includes the building rights to an extent of no less than 450 sq.m.

These rights were sold for NIS 20 million which reflects an average yield of 7.75%.

●	According to a report by the company, Industrial Buildings, on the website of the Securities Authority and from an advertisement in the Globes newspaper dated June 23, 2013, Industrial Buildings sold the Freescale building in Herzliya at a price of NIS 200 million.

This is a property located at Schenkar and Abba Eban Street in Herzliya that includes about 17,000 sq.m. of above ground accommodation over about 20,000 sq.m. of underground car parking basements.

The property includes two office buildings that have been let to Freescale Ltd. on a tenancy agreement expiring in 2018.

The purchaser is the Phoenix and Amcor.

The total annual rent stands at NIS 15 million and therefore the acquisition was made based on a capitalization rate of 7.5%.

●	On May 29, 2013, Melisron Ltd. reported that in light of the decision by the Supervisor for Restrictive Trade Practices in January 2011, the company is selling all of its rights in the Hadar Shopping Center in Jerusalem and the HaTsafon Shopping Center in Nahariya.

The scope of the proceeds is about NIS 266 million for the Hadar Shopping Center in Jerusalem and about NIS 175 million for the HaTsafon Shopping Center in Nahariya.

According to the company's report, the sale of these properties was made on the basis of a yield of 7.7%.

●	On May 13, 2013, Mega Or Holdings Ltd. reported the acquisition of long leasehold rights to an income producing shopping center in the Einav Center Industrial Zone in the town of Modi’in.

The shopping center includes a ground floor and basement amounting to a total of about 18,050 sq.m. of which about 11,000 sq.m. is for retail use and 335 parking spaces.

The acquisition is in partnership with Reit 1 Ltd.

The proceeds from this purchase total NIS 116 million.

The subject property has been fully let to 18 different tenants and the NOI reflects a yield of about 7.8%.

●	On April 21, 2013, Amot Ltd. reported its acquisition of all the capitalized long leasehold rights and the freehold of 3 office buildings in the Yehud Industrial Zone which serve as a development center for the HP Group.

The total area of the buildings for marketing is about 22,000 sq.m. over about 23,000 sq.m. of underground car parking (about 574 parking spaces).

Concomitant with the acquisition agreement, a lease was signed with the vendor which is a company belonging to the HP Group, for a period of 7 years with 2 option periods.

The calculated NOI is about NIS 18.5 million per annum.

In light of our familiarity with this transaction and knowing that on the acquisition date a quarter’s tenancy was added, the true basis for this transaction is a yield of 7.69%.

●	On February 13, 2013, Melisron Ltd. gave notice about the sale of the Raananim shopping center in Raanana and the Savyonim shopping center in Yehud.

The sale was based on the following data:

Shopping center	Sale price	NOI	Capitalization rate
Raananim Raanana	NIS 844,000,000	NIS 61,000,000	7.1%
Savyonim Yehud	NIS 178,000,000	NIS 16,000,000	8.98%
Total	NIS 1,022 million	NIS 77,000,000	7.5%

This was a “forced sale” which was undertaken with a time limit in light of the demand by the Supervisor for Restrictive Trade Practices following Melisron’s acquisition of British Israel.

●	According to prospectuses that were presented by the Azrieli Group to the capital market, it was found that the weighted capitalization rate for the Group’s income producing real estate operations (cap rate) including vacant accommodation is as follows:

Year	Weighted capitalization rate
2013	7.7%
2014	7.5%
2015	7.5%

In addition, the company advertised between 2014-2015, as part of prospectuses to the capital market, assessments of value for the following properties:

Shopping center	Built area in sq.m.	Value in NIS millions	The yield for 2015	Average value/sq.m. in NIS	The yield for 2014
Ayalon	33,000[18]	1,529	7.29%	46,333	7.5%
Azrieli Jerusalem	39,000	1,885	7.13%	48,333	7.20%
Azrieli Tel Aviv offices & hotel	149,500	2,795	7.5%	18,695[19]	7.54%
Azrieli shopping center	34,000	2,118	7.17%	62,294	7.0%

According to prospectuses from BIG Shopping Centers that was presented to the capital market, which included a report on the third quarter of 2014, 2015 and which was published on the Securities Authority's website, the following value and capitalization rate data was found:

Shopping centers	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
BIG Yokneam	7.26%	7.5%	17,150
BIG Beersheva	7.21%	7.35%	19,130
BIG Krayot	7.43%	7.80%	13,850
BIG Eilat	7.75%	7.6%	22,150

[18]	The area includes additional accommodation that was completed during this period in the shopping center. (In 2014, only 23,500 sq.m. were taken into account).
[19]	Most of the accommodation is offices.

●	According to a presentation by Hachsharat HaYishuv in Israel Ltd. that was presented to the capital market in January 2015, which was published on the Securities Authority's website, the valuations on the following properties were also provided:

Shopping center	Built area in sq.m.	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
Shivat HaKochavim, Herzliya	25,000	7.0%	7.35%	41,500
Kalka House	6,565[20]	6.8%	7.0%	8,450
Reut shopping center	6,000	7.7%	7.89%	10,830

●	According to a prospectus by Levinstein Properties Ltd. that was presented to the capital market, in 2014 which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.50%.

●	According to a prospectus by Melisron Ltd. that was presented to the capital market, which included a report on the fourth quarter of 2015 and which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.53%.

●	According to this company’s prospectus for the third quarter of 2014, it was found that the average capitalization rate was 7.67%.

[20]	Above ground

In addition, this prospectus gave details about the following shopping centers:

Shopping center	NOI in NIS millions for 2015[21]	Value in NIS millions	Capitalization rate for 2015	Capitalization rate for 2014	Capitalization rate for 2013
The Carrilon site - Kiriat Bialik	154	2,082	7.39%	7.65%	7.88%
The Ramat Aviv Shopping Center[22]	146	2,060	-	7.00%	7.40%
Offer Grand Shopping Center	99.5	1,388	7.17%	7.54%	-
The Big Ofer Shopping Center	87	1,283	6.78%	7.25%	-
Ofer Rehovot	82	1,173	7.00%	7.4%[23]	-
Park Ofer Petach Tikva[24]	89	1,249[25]	7.12%	7.2%	-

●	The financial statements of the company, Sela Capital Ltd. for the third quarter of 2014 explicitly states that the NOI average yield (in annual terms) on the value of the company's income producing properties is at the rate of about 7.47%.

[22]	In full.
[23]	Based on a 97% occupancy rate.
[24]	Formerly the Azorim Park - offices.
[25]	After deducting the value of the land reserves totaling NIS 67 million.

9.14.7	Summary and conclusions concerning the fair yield for prime properties and adjusting the capitalization rates for the assets of the Gazit Globe Israel Group

In examining the fair yields rates for prime properties, we have reached a conclusion that the yield rate for a prime property that enjoys a stable income, a well-founded portfolio of tenants, a high quality building and a superb location, is in the region of 6.4-6.6% subject to the global and local downturn in interest rates and with a trend for falling yields based on the real estate transactions that were made during 2015.

Below is our assessment of yield rates for this property:

Property	Prime yield rate for this property	Quality of tenants	Adjustments to prime required in respect of location quality	Adjustments to prime yield required in respect of stability of cash flow and an absence of goodwill	Addition required in respect of building quality	Total capitalization rate for the property
G 1	6.6%	0.25%	0.20%	0.05%	0.15%	7.25%

The capitalization rate to NOI from the property is 7.25% which is similar to the above transactions and accordingly to the subject property.

9.15	Cash flow and capitalization rate

Below is the cash flow to be capitalized:

In forecasting cash flow, we have taken into account the following data:

a.	The income from contracts signed during 2016 is approx. NIS 20,118,000 including management fees profit totaling NIS 250,000 as indicated in section 9.5 and including the profit from electricity totaling NIS 800,000.
b.	Expected management activities will preserve the present level of profitability as from 2015 namely NIS 250,000 and profit for converting high tension electricity to low amounting to NIS 800,000.

c.	There is a decrease in cash flow during 2017 at a rate of about 1.15%.

Below is the cash flow taken into account as part of the NOI for capitalization:

Year	2015	2016	2017
Rounded anticipated NOI	NIS 20,119,000	NIS 19,908,000	NIS 21,274,000

The capitalization rate for NOI is 7.25%.

Total value of the property:	NIS 291,170,000

Sensitivity analysis

We prepared a sensitivity analysis for the market value of the property as compared with changes in the capitalization rate, as follows:

Capitalization rate	7.85%	7.25%	7.0%
Property market value	NIS 268,760,000	NIS 291,170,000	NIS 301,600,000

9.16	Examining the price receivable per income producing sq.m.

The market value of the property obtained per effective sq.m. for renting is approximately NIS 12,150 per sq.m.

10.	Appraisal

In light of all the above, our assessment of market value of the entire property on the open market, on the criterion of a transaction between a willing purchaser and a willing vendor, free of any debt, attachment, mortgage or any third party rights, as of December 31, 2015, is in the region of:

Appraisal element	Value (in NIS)
The G1 Power Center	291,170,000
Balance of building rights	15,600,000
Total value of property (in NIS)	306,800,000

Notes:

10.1	The value does not include Value Added Tax.
10.2	The value is correct as of December 31, 2015.
10.3	The property was assessed for the year 2014 by the undersigned at a market value of NIS 314,900,000.
10.4	The matter of the frame of the building (the construction) was not checked by me.
10.5	This appraisal was prepared for the commissioner thereof and for their purposes only. It does not constitute a substitute for legal counsel nor should any reliance be made thereon for any other purpose. The use of this appraisal by any third party who is not the commissioner thereof is prohibited, and the writer of this appraisal shall not be responsible for any such reliance that may be made thereon.

I hereby declare that this appraisal was undertaken to the best of my professional understanding and knowledge and that I do not have any personal interest in the subject property.

Yours sincerely,

Yehuda Suesser

Lawyer and Real Estate Appraiser

January 30, 2016

Our ref.: 2677-041- 015

For the attention of:

Gazit Globe Israel (Development) Ltd.

10 Nissim Aloni

Tel Aviv

Comprehensive appraisal of property rights as of December 31, 2015

The G2 Power Center

 Block 3946 Parcel 342

5-7 Yaldei Tehran Street, New Industrial Zone, Rishon-le-Zion

1.	Purpose of report and disclosure of details

1.1	During December, 2015, Miss. Tali Simon, CFO of Gazit Globe Israel (development) ltd. (Gazit Globe Israel) approached us concerning submitting our professional opinion on the market value of the rights to the subject property known as G2 Power Center (commercial strip) for purposes of including it in the company’s financial statements according to the instructions for International Financial Reporting Standards (IFRS) concerning property for investment, which is based on International Accounting Standard No. 40.

The Determining date for this appraisal: December 31, 2015.

The property was valued on the basis of market value according to what is defined in the international standards as follows:

The estimated price that may be achieved in respect of the property on the determining date for the appraisal between a willing vendor and a willing purchaser where both parties have full information relating to the property and where the transaction is undertaken in good faith without the influence of special agreement terms including a forced sale.

This appraisal was undertaken according to the Real Estate Appraisers Regulations (Professional Ethics), according to the Professional Rules of the Israel Real Estate Appraisers Bureau 1998 and based on the principles of Standard 17.1 of the Real Estate Appraisers Bureau and according to the International Valuation Standards (IVS) 2007 Edition and Standard IVA 1 (International Valuation Application 1).

No discount was made for expenses and realization taxes and this appraisal relates to values without Value Added Tax.

1.2	Disclosure of details

1.2.1	This professional opinion was commissioned as aforesaid by Gazit Globe Israel The company’s CFO informed us that the subject property is defined as a property for investment. I agree that this professional opinion may be included in the company’s financial statements and made public. I hereby indicate that I have not been convicted for any offense listed in Article 226(a) of the Companies Law 5759-1999 nor for any offense under the Securities Law, 5728- 1968.

Within the scope of this engagement for purposes of preparing a professional opinion, the commissioning company has provided a letter of indemnification.

The indemnification that was given, is in respect of any financial liability that was placed upon the appraiser in connection with the appraisal such as: any payment and/or fee and/or legal costs and/or expense of any kind whatsoever that may be ruled against the appraiser according to a final verdict whose proceedings were not delayed, less any sum paid to the appraiser by his insurers by power of any maximum relevant insurance policy. This obligation shall not be limited as to time.

1.2.2	And these are the details of my professional education and experience - Yehuda Suesser

●	Law graduate from the Kiryat Ono Academic College.

●	Graduate for certificate studies from the Property Management and Appraisal Faculty affiliated with the Technion.

●	Licensed real estate appraiser, license No. 413 from the Ministry of Justice.

●	From 1992, I was involved with real estate appraisals as an apprentice, and from 1995 as a qualified real estate appraiser.

●	I am a partner in a real estate appraisal firm.

1.2.3	Conflict of interest & fees

I hereby declare that I do not have any interest in the property being appraised, that there is no relationship of dependency between myself and Gazit Globe Israel and that there is no dependency between the results of this professional opinion and the terms of the engagement between myself and the commissioner of this report, including my fees not being dependent upon the results of this appraisal.

1.2.4	Reliance on experts and consultants

This report was prepared without any reliance on other consultants or experts.

2.	Date of visiting the location

The location was visited on various dates including on January 19, 2016 by Yehuda Suesser.

3.	Property particulars

Block	3946
Parcel	342
Registered land area	17,866
Ownership rights	Freehold.
Gross constructed area	approx. 24,525 m²

4.	Documents and presentations received from the company

Below are details of the main documents, data and items received from the company:

●	The company’s data report concerning rents paid and actually received during the year 2015.

●	Costs and expenses from operating and managing the property report for the years 2010-2015.

●	Approval from the Rishon-le-Zion Local Town Planning Committee for interior changes, the addition of technical mezzanines as service accommodation, entrance walling, etc.

●	Disclosure document.

5.	Property and location description

5.1	Description of the subject property

The subject property consists of a 3-floor Power Center located on Parcel 342 in Block 3942 and of a tract of vacant land designated for the second phase of the existing power center which constitutes Parcel 354 in Block 3946.

Description of Parcel 342 upon which is the G2 Power Center

Parcel 342 has a registered area of 17,866 m².

This Parcel includes two entrance levels, the main one being from Moshe Dayan Boulevard in which are concentrated, inter alia, most of the parking areas serving those coming to the power center and the second level which is from the level of Yaldei Tehran Street which constitutes the rear of the commercial accommodation, access roads to the loading and unloading areas and access to the ramp up to the upper floors of the structure for vehicles.

A shopping center known as the G2 Power Center was constructed on this Parcel.

A drawing showing the parcel:

Below is an aerial photograph:

The parcel’s northern frontage borders Yaldei Tehran Street which is a two-way road linking between Baskind Street and Avraham Bar Street. To the west is Parcel 391, owned by the Company, which is zoned for a commercial, employment and which constitutes Phase II of the existing Power Center and that is not a part of this appraisal.

To the east is the Cinema City site which is a unique entertainment and recreation center.

To the south is a public plot which includes parking areas, beyond which is Moshe Dayan Boulevard which constitutes a major arterial thoroughfare running from west to east including a link to the Ayalon Highway that stretches north and south.

5.2	Description of the structure on the subject parcel

On the subject parcel is the G2 Power Center whose construction was completed during 2007 and whose last received building permit was No. 2010000232 dated June 3, 2010.

Below are details of the approved construction areas:

Level	Prime Area (in m2)	Service Area (in m2)	Total in Round figures	Uses
Moshe Dayan	8,001.89	4,473.45	12,475.34	Commercial on the center’s frontage level facing Moshe Dayan Blvd. including the large parking area.
Gallery	56.01	466.31	522.32
Yaldei Tehran	4,782.58	2,316.96	7,099.54	Commercial with a frontage towards Moshe Dayan Blvd. and car parking areas to the commercial frontage – rear level to Yaldei Tehran Street
Gallery	76.68	147.67	224.35
Commercial	3,811.5	238.17	4,049.67	This floor serves as a luxurious gym and spa known as VIM.
Gallery	64.35	19.35	83.70
Service areas		70.36	70.36
Total	16,793.01	7,732.27	24,525.28

There are approximately 450 car parking spaces as well as operational car parking spaces for the benefit of those coming to this shopping center. During 2013, the Local Sub-Committee for Licensing and Planning of the Rishon-le-Zion Local Town Planning Committee at its meeting No. 2013146 on May 8, 2013, approved Application No. 20120487 for additional service accommodation at this site1.

The scope of this additional service area construction requested is about 1,371 sq.m.

[1]	Subject to the approval of the Committee's various departments.

Ground floor level drawing on Moshe Dayan Blvd.:

First floor drawing (Yaldei Tehran level:

The building was constructed exploiting the natural topography of the location so that in practice, there are two ground floors (upper and lower).

The upper ground floor level is at the level of Yaldei Tehran Street while the lower ground floor level is at the level of Moshe Dayan Boulevard. An escalator and several passenger elevators link the floors. An additional partial floor is located above the upper ground floor which is used as a gym.

Access to the second floor, used as a gym and spa, is via a stairwell and two elevators that link both the upper floors and the roof floor.

The roof area of the upper floor and the balance of the roof area of the second floor serve as parking spaces for those coming to the center.

The property has several access points for vehicles owing to the differences in height between the front and rear portions, as stated above.

The standard of construction and finish are to a high standard including, inter alia, a reinforced concrete frame, external walls made of prefabricated elements/metal coated blocks, plate glass windows to the shop frontages in aluminum frames. The standard of finish to the commercial units is complete and adapted to the various tenants.

Within the scope of the property’s commercial accommodation, is a wide range of shops of different sizes starting from the anchor shops such as Ace, Mega, Eden Teva and a gym which are of large sizes, as well as shops for clothing, sportswear, cosmetics, readymade food and fast food, entertainment, household utensils, toys, etc.

Below are photographs of the shopping center:

The rear of the shopping center (facing Yaldei Tehran Street):

Below is a location map for the property:

6.	Town planning

6.1	Approved town plans:

Town Plan	Official Gazette	Valid since
RZ/1/2/2	3439	31.03.1987
RZ/1/2/2/4[2]	3683	30.07.1989
RZ/1/1/11	4303	11.05.1995
RZ/MK/1/1/15	4431	28.07.1996
RZ/1/1/13	5280	09.03.2004
RZ/1/1/16	5367	15.01.2005
RZ/MK/1/2/3/19[3]	5578	12.09.2006
RZ/MK/1/1/11/1	5715	10.09.2007
RZ/MK/1/1/39	5947	07.05.2009
RZ/168/6/5a4	6173	16.12.2010
RZ/1/2/2/23/1[5]	6251	16.06.2011
RZ/1/1/36/2	6404	24.04.2012

According to the overall provisions of the above town plans that were received verbally during a visit to the Local Town Planning Committee offices, below is the town planning background for the subject parcel:

The land is zoned for industrial use which includes uses for workshops, warehousing, gas stations, office buildings as well as commercial services, financial institutions, restaurants and cafeterias, banqueting halls, shops including large department stores and a market.

The maximum building rights is 120% made possible by constructing a maximum of 3 floors with each floor containing 40% of the plot area. Alternatively, the maximum building rights per floor are 30% of the plot area on 4 floors thus making a total of 120% based on the area of the plot.

[2]	Does not apply to Parcel 354.
[3]	Does not apply to Parcel 354.
[4]	Does not apply to Parcel 342.
[5]	Does not apply to Parcel 342

In addition, service areas may be constructed to maximum rate of 30% of the plot area as well as storage and gallery areas at a maximum rate of 20%.

Furthermore, there are instructions to create seasonal botanical shaded areas to form a lightweight and temporary walling.

In addition, a lower ground for may be constructed on Parcel 342 on the zero building line as well as car parking basements and ramps up to the upper floors.

The maximum building height is 20m without limitation as to the number of floors and in addition, stairwells, machine rooms or shafts and other technical installations may be constructed in excess of 20m.

6.2	Balance of building rights for the subject parcel

Plot area	17,866 m2
Building rights according to currently valid town plans	120%
Total scope of permitted construction	21,439 m2
Total building rights constructed according to building permits	(16,793) m2
Current balance of building rights	4,646 m2

In addition to the existing prime area, there is also a balance of building rights for service accommodation.

6.3	Building permits

Below are the details of the building permits and Form 4 (completion certificate) received for the property:

Permit No.	Date of receipt	Permit
200421795	22.11.2004	Excavation & foundations
200500280	6.7.2005	Constructing an industrial building with commercial uses on two floors with car parking on the roof including the construction of access ramps to the building’s roof.
200500280	7.12.2007	Receipt of Form 4.
200700013	4.1.2007	Interior & exterior changes as well as additional prime area building area of 1,648.58 m² (on account of service commendation) and constructing a basement.
200800394	13.7.2008	Addition to the existing structure and the addition of a third floor to the building constituting a gym with a main area of 3,832 m² instead of a car parking area, adding service area, changes to purposes and uses in the building from industrial & commercial use to commercial use.
201000232	26.5.2010	An addition and changes to the structure, adding a gallery in the gym and installing 2 gas accumulators. Converting prime area to service area and vice versa, and in total the permit is for prime area with 16,793 m² + 7,732 m² service area.

An application for a building permit that was approved by the Sub-Committee for Licensing and Town Planning of the Rishon-le-Zion Local Town Planning Committee at its meeting No. 2013146 on May 8, 2013, in application No. 20120487.

The subject application includes additional service accommodation for the commercial accommodation to a total of 1,371.35 sq.m.

The changes include an addition to Permit No. 201000232 dated May 26, 2010, as follows:

Ground floor:	Adding a covered walkway beneath the ramp to the eastern side of the building after a shop, walling part of this walkway (iron awning) to the northern side of the building as a service area, placing 4 shopping trolley installations to the southern side of the parcel.

Mezzanine first floor:	Adding a technical mezzanine as service area.

First floor:	Adding vestibules and walling to a stairwell and elevator as service area.

Second floor:	Walling a stairwell, installing a temporary roof above an entrance to shops, walling some of the existing ramps to the northern and western sides of the building as service area.

Public walkway:	Engineering installation (Parcel 346).

7.	Legal status

7.1	Land Registry extract

The Land Registry extract that was produced through the Internet, dated February 11, 2016, shows the following particulars:

Block:	3946
Parcel:	342
Registered land area:	17,866 m²

Ownership:	registered in the name of G. West Ltd. in whole.
Mortgage:	A mortgage was recorded on February 24, 2009 on Parcel 342 in favor of Strauss Laser Trust Company (1992) Ltd. in whole and without limit as to sum.

7.2	Compromise agreement – development levies and fees

On September 6, 2011, a compromise agreement was signed between G. West Ltd. and the Rishon-le-Zion Municipality concerning the payment of development fees and levies for the building constructed on Parcel 342 in Block 3946.

The agreed upon sum for payment by G. West Ltd. is NIS 2,165,000. Out of this sum, a total of NIS 575,000 will be set off against the compromise sum that will be signed regarding the “Cinema City site”, which is under identical ownership, that the owners are entitled to.

7.3	Tenancy agreements for the commercial accommodation

All of the commercial accommodation constituting the G2 Power Center, is let on open market tenancies.

Occupancy in the center is at about 96% of the total accommodation which amounts to 21,1536 m² (the let accommodation includes storerooms and public areas)7.

[6]	The marketable area increased by about 80 sq.m.
[7]	36 sq.m. is the protected space per floor and is not let as of the determining date.

In total, there are about 30 tenants for commercial use only.

The contracts were signed between the years 2007- 2015.

Most of the tenancy periods and options terminate between 2016-2020.

Below are details of several significant tenancy agreements for the property:

Tenant	Termination of tenancy including present option	GLA (in m²)	Rent paid per annum
Tenant A	30.06.2016	845
Tenant B	31.12.2016	2,576
Tenant C	07.03.2020	1,074
Tenant D	02.02.2020	3,473
Tenant F	31.12.2016	3,537
Total in sq.m.		11,505	NIS 9,699,000
Proportion of all rented accommodation:		54.40%	48.50%

8.	Management and operation of the center - general data

8.1	Center management

The property is managed by Gazit Globe Israel Ltd.

The company collects current management fees from the tenants in addition to the contractual rent.

Gazit Globe Israel does not manage the center as a separate profitable unit and in practice the management fees and the rents are collected on a current basis from the shopping center’s tenants in respect of which management, advertising, cleaning, guarding services are provided as well as handling and operating systems, etc.

We have looked at the operating management fees collection data and the OPEX for the years 2010-2015.

Below are our findings in current values:

Year	2010 NIS	2011 NIS	2012 NIS	2013 NIS	2014 NIS	2015 NIS
Profit (loss) from operating management	189,000	100,000	100,000	100,000	100,000	370,000

The profit from management is expected to increase in 2016 most significantly owing to the following two main reasons:

a.	The Mega supermarket that over recent years was renting an area of 3,473 sq.m. did not pay management fees according to the agreement. In 2015, the Rami Levi supermarket took over from Mega and according to the new lease, even though Rami Levi came in on the same tenancy terms as Mega, the matter of management fees was not included, and therefore, Rami Levi will pay about NIS 7.17/sq.m. as from January 1, 2016 which in total increases the management company’s income by NIS 300,000 per annum which significantly increases the scope of the income receivable and the anticipation of the management company’s profitability from 2016 onwards.

b.	An agreement for the supply of electricity from Dorad Ltd., to allows the acquisition of electricity at a significantly lower price than purchasing it from the Electric Corporation which increases the profitability from the sale of electricity to tenants on the one hand and also reduces the management company’s expenses in the public areas, on the other.

The OPEX include, inter alia: salaries (about 12%), advertising (about 13%), security (about 8%), maintenance and cleaning (about 29.5%), municipal taxes (about 12%).

8.2	Rents

The subject property’s accommodation, as aforesaid, is totally let. The mix of uses includes a supermarket, Superpharm, toys, clothing shops, sportswear, electrical goods, books, banks, furniture, restaurants/cafes, etc.

The effective let accommodation amounts to 21,153 m² including storerooms and protected spaces.

Below are details of the annual rents in current values and without VAT:

Year	NLA (in m²)	Annual rent (in NIS)	Average rent/m² of effective letting
2010	21,088	17,451,000	About NIS 68/m²
2011	21,088	18,743,000	About NIS 74/m²
2012	21,088	18,540,000	About NIS 73/m²
2013	21,088	18,781,000	About NIS 74/m²
2014	21,165	18,697,000	About NIS 74/m²
2015	21,153	18,549,000	About NIS 73/m²

In addition, there is an annual income totaling NIS 630,000 from converting electrical power from low to high tension for the use of the commercial units and Electric Corp. profit amounting to NIS 545,0008.

[8]	An exceptional profit compared with past years as appears in the Center Management section above.

8.3	Assessment of tenants and the commercial environment

This center has been operating since 2007 as a Power Center which constitutes a continuation of the G1 Center and as from 2010, as a continuation of the G Cinema which opened then. In practice, these three shopping centers together constitute a commercial unit that attracts a large population on a central regional traffic thoroughfare.

In addition, this Power Center is in addition to a large area of local commercial accommodation to its rear. In this Power Center itself, most of the anchor stores and most of the shops have been operating since its construction/several months thereafter, in other words about 5 years. It should be mentioned that the upper floor’s construction and occupation was completed in December 2009.

The tenancy periods on the commercial accommodation are not uniform.

The balance of the tenancy terms range from between 1-15 years, although most of the tenants have options for varying periods which significantly extend the tenancy periods given to the tenants.

The rents, according to the tenancy agreements, are linked to the Consumer Price Index. Furthermore, in some of the smaller shops, the rents increase at the option period. It should be stated that rent, apart from in the case of one unit, is not paid as a payments as percent of turnover.

The fact that 55% of the accommodation has been let to 5 anchor tenants, whose proportion of total income is 48.5%, points to a correct planning of the scope and extent of rents in the property.

It must be said that during 2015, the company made a refreshing change by moving the Toys-R-Us shop from the Cinema building. In addition, the Rami Levi chain took over from the Mega supermarket chain.

In addition, this property has a tenant who received, during the tenancy period, a time without the payment of rent owing to an internal setoff with the Company regarding an area which they were in respect of which, they were promised by the Company participation in the construction costs that in the end were not transferred. In light of this, no rent was collected over a period of 4 months’ activity. (The financial scope is expected to be worth about NIS 150,000. The Company must reduce this amount from its books).

Notes:

●	The rent paid for the commercial areas ranges between NIS 100-155/m²/month in the small shops, and between NIS 65-80 in the large shops and anchor tenants.

●	The OPEX for the center is about NIS 220,000 per month.

The Power Center’s total area is about 21,000 sq.m. with an OPEX of about NIS 11/m²/month. From our experience, this cost for an open shopping center such as the subject property, is quite normal and even on the low side.

9.	Valuation factors, considerations and principles

9.1	Valuation approach

This property functions as a regional commercial power center which constitutes an income producing property and therefore its market value is assessed using the income capitalization approach which constitutes the relevant and preferred valuation approach for this type of property.

Central operating and management of commercial properties, with the ability to control the mix of uses, quality of tenants and the standard of maintenance of the rented property originates from a professional choice that derives from a recognition that this approach is preferable and allows control over the property and its improvement.

The alternative is selling the commercial accommodation or parts thereof.

9.2	Mix of uses

The mix of uses in this property matches what is customary in shopping centers with similar characteristics.

The mix includes a large food shop, areas that are defined as service/convenience accommodation (a bank branch, pharmacy, etc.), coffee shops, restaurants and other small shops.

The upper floor of this Power Center is used as a large spa/gym that has been finished to the highest possible standard.

9.3	Risks/prospects for this property

We have not found any particular risks involving this property beyond property market risks.

On the other hand, in light of the proximity of this property to the G Cinema Shopping Center and its increasing influence on the scope of the subject property’s exposure, there is a chance of an increase in the scope of the turnover from the existing accommodation, and also in the future even an increase in rents from the existing commercial accommodation.

9.4	Location and accessibility

The property not only enjoys a location on a main and central traffic artery at the regional level (and not just at the local level) being adjacent to West Rishon-le-Zion, Bat Yam and Holon and adjacent to the exit and entry to the Ayalon Highway, but also benefits from the significance of a large scale commercial strip that is held in the hands of one entity, both from the aspects of ownership and operating management. This fact gives added value thanks to an absence of competition on the one hand, and the advantage of a wise and considered mix by one entity, on the other.

What has been stated above constitutes a central factor and consideration in how to relate to the cash flow from the letting of commercial accommodation as a cash flow that has great stability and low risk.

9.5	Management fees and OPEX

According to the operating management income and OPEX data for the shopping center audited by the accountancy firm of Ernst and Young, it appears that the management company’s profits between the years 2010-2015 were as follows:

Year	Profit from management
2010	NIS 189,000
2011	NIS 100,000
2012	NIS 100,000
2013	NIS 100,000
2014	NIS 100,000
2015	NIS 370,000

A management surplus in perpetuity was taken into account for NOI amounting to NIS 500,000 and as an inseparable part of the capitalization rate to be selected, which is in light of the anticipated increase in the management company’s income from replacing the tenant, Mega, with Rami Levi as stated in section 8.1 above, that will directly influence the management profit expected from 2016 onwards.

9.6	A history of the property – appraisals

According to the information provided to us by the company, the subject property has been appraised over the past 6 years as part of its annual financial statements9, as follows:

Date of appraisal	Valuation in NIS
31.12.2008	251,300,000
31.12.2009	261,600,000
31.12.2010	276,800,000
31.12.2011	303,900,000
31.12.2012	304,500,000
31.12.2013	261,730,000
31.12.2014	275,800,000

A management surplus amounting to NIS 500,000 was taken into account for NOI for the subject property and as an inseparable part of the capitalization rate to be selected.

9.7	Tenancy periods and rents being paid

Duration of tenancies

Long-term lettings usually reduce the uncertainty concerning the anticipated cash flows from a property. In the subject property, the tenancy periods vary between one and five years without the option periods granted to tenants.

Rents

The rents actually being paid are neither high nor unusual compared with the rents customary in Power Centers. Therefore, we are of the opinion that the average tenancy period in this center which is for a medium term, does not have any negative consequences.

[9]	Since 2011 this property has been valued by the undersigned.

Payment based on turnover

During 2015, the scope of payments in respect of turnover10 increased at a rate of 15%, a fact which points to the positive trend and the stability of the subject property.

9.8	Agreements with third parties

According to the company's disclosure documents, there are development and traffic improvement agreements in existence that were undertaken by the company in practice and whose cost will be set off in respect of a parking forfeit to a sum that is not expected to be in excess of the cost of the works actually undertaken by the company. In light of this, these agreements should not affect the value of the property.

9.9	Additional building rights for Parcel 342 in Block 6946 upon which the G2 Power Center is located

After constructing the subject Power Center, there is a balance of building rights for prime area amounting to about 4,646 m².

In light of the full exploitation of the building rights on the ground floor, the actually existing construction and an absence of any potential for transferring building rights in this area, I have reached the general conclusion not to add any value in respect of the aforementioned “balance of building rights”.

[10]	Paid in respect of one commercial unit of medium size.

9.10	Valuation approach, capitalization rate and defining NOI for capitalization

The modus operandi for large scale properties such as industrial parks, entertainment and shopping centers, power centers, office towers, commercial centers, etc., that have been let by the owners through project managers, characterizes the operating pattern of central investment corporations in the Israeli investment property market (companies such as Amot, Azrieli Properties, Ofer Brothers Properties, the REIT funds, etc.).

This modus operandi and the central management of a property give its owners the ability to maintain and control the mix of tenants and their quality.

Furthermore, the property manager can provide the property’s tenants, most definitely, with a range of services that concentrate on the quality of the project and the experience of those using it.

In “successful” projects which are efficiently managed, the owners enjoy ancillary income involved in providing these services (operating management profits, etc.).

In other circumstances, owners are required to subsidize these services. But it is clear to everyone that an income producing property that is defined as a center for shopping, recreation and entertainment constitutes a complex and delicate mixture of commerce and services which preserves the shopping experience and its quality that is given to the end users, namely the purchasers.

The project’s operating management services have a unique consequence on the economic success of such properties which is unlike most of the operating management services given to other real estate properties. Therefore, we consider the “economic results” of a center for shopping, entertainment and recreation as the total combined income of the overall income from letting the property including income from providing management services, less the OPEX.

Under such circumstances in which the property constitutes a basis for receiving current cash flows, the preferred valuation approach is the income capitalization approach.

On this matter, we should add and indicate that even if and should we have a transaction database for “shopping centers”, properties of this type are not directly comparable with other properties which have an identical operational character owing to their uniqueness and the variance in the parameters that characterize them (mix, scope of commercial accommodation, advantages and disadvantages, etc.). Therefore, another appraisal approach, such as using the comparison approach, is not practical in this case.

A formula – principles for calculation

The detailed valuation assessment for the property was undertaken while relating to the main two parameters required:

●	Anticipated cash flows from the property while defining annual NOI.

●	An assessment of the fair capitalization rate for the above cash flows.

9.11	Cash flow for capitalization

Below are the main principles for assessing the anticipated cash flows from an income producing property that has been operating for several years, under full occupancy (or close to full) and without any significant change in its annual cash flows.

A definition of NOI of the last year’s activities

In a stable property that has been operating for a prolonged and continuous period of time and at full capacity (or close thereto), NOI is defined for the year 2015 as the total income deriving from the operation of the property including income from providing management and operational services, stands, advertising, etc.

The actual OPEX have been deducted from these incomes.

The representative cash flows for capitalization:

The representative cash flows, for purposes of capitalization in the appraisal calculation, are based on NOI for the year 2015 while making the following adjustments:

●	Additional income - NOI over the coming years when there is a “built-in increase” in rents according to the currently valid lease (irrespective of rent during the option period, but as we have stated, the rent that has increased during the existing lease period).

●	An increase or a reduction in NOI over the following years - when there is an exceptional tenancy agreement compared with the rents being paid, the rents will be adjusted to those that are customary in shopping centers according to the characteristics of the unit let (size, location, etc.).

●	Unlet areas – For accommodation which has not been let during a relatively long period of time, no anticipated income will be attributed in respect thereof as part of the NOI for the coming years.

Accommodation that was not let until recently and which is not income producing at this stage (owing to the departure of a tenant, change in the management dictated mix, etc.) income will be attributed in respect thereof in the coming years while adjusting the fair income compared with the characteristics of the property, the expected period it will remain empty and a grace period and respectively with the rents being paid at similar shopping centers.

9.12	The capitalization rate for the cash flows

9.12.1	General

The capitalization rate for shopping center type properties (primarily in high demand areas) is not a routine fact in our location [Israel].

The number of transactions involving high quality shopping centers is very low and in the main, shopping centers are developed (starting with the acquisition of the land and ending with letting the property and operating it) by leading groups in the economy that are active in this field (Azrieli, British/Ofer, Amot, etc.) which is for purposes of holding the property over the long term.

As stated, the scope of the high quality “shopping centers” market is not sufficiently large to enable professional entities to found their assessment of a capitalization rate for the appraisal calculation on transactions completed in the open market. Therefore, the capitalization rates that were taken and which are taken in various appraisal calculations, in real estate appraisal reports, are mostly based on an assessment only.

For purposes of assessing the capitalization rate for cash flows, we made an assessment of “the fair capitalization rate for high quality properties” which is defined also as “a prime yield for retail properties” (hereinafter: the “prime yield”).

This rate should express the yield required from an income producing property if the cash flow therefrom is stable and of high quality (from the aspect of its tenants) to a high physical standard, located in a ‘prime’ location.

This capitalization rate constitutes a basis for calculating the capitalization rate on the cash flows attributed to the property being assessed.

In each property, the excess risk and the adjustments compared with the “prime yield” will be examined and as a result, a specific capitalization rate will be set that is suitable for the property.

9.12.2	Assessment of capitalization rates, data and assessments:

The yield required from a prime income producing property constitutes an alternative yield to a long-term risk-free financial investment avenue (such as government bonds), as this is the most similar investment possibility in character to a real estate investment. However, in an income producing property for investment, additional compensation is required that may be expressed as a “surplus yield” compared with the financial yield.

This compensation is primarily in respect of the following factors:

●	The risk premium associated with changes in the vicinity, market tastes, collection risks, occupancy rates, management exposure, etc.

●	A premium in respect of a low level of liquidity - the sale of a real estate property requires a long exposure time and financial expense.

●	Depreciation premium. A real estate property accumulates physical and planning depreciation during its economic life.

9.12.3	The capitalization rate for a prime property in Western Europe as a basis for calculating the capitalization rate for prime properties in Israel

We decided to examine the yield rates required in high quality shopping centers in several European countries, because the investment in such shopping centers constitutes an alternative for major investment institutions in Israel and also because in these countries there is a wider market with a relatively larger quantity of transactions taking place that may be compared with.

It is possible to relate to the risk differences between countries as the difference between the yield rates of government bonds (10-year), as the other compensation elements, in respect of an investment in income producing real estate, remain in and are not a function of risk (compensation in respect of depreciation and an absence of liquidity and management risk). Therefore, one may calculate the prime yield rate for shopping center type income producing properties in Israel while making an adjustment to the yield rate based on Israeli government bonds.

9.12.4	A calculation of the prime yield rate in Israel

Country	10-year government bond yield as of December, 2014	Yields on high quality shopping centers[11]	Additional compensation for investing in real estate
Germany - central towns	0.24%	4.60%[12]	c. 4.36%
Poland - Warsaw	2.95%	5.75%	c. 2.80%
Holland - Amsterdam	0.48%	5.25%	c. 4.77%
Hungary - Budapest	3.52%	7.25%	c. 3.73%
Romania - Budapest	3.29%	7.75%	c. 4.46%
Sweden - Stockholm	0.55%	4.75%	c. 4.20%
Spain - Madrid	1.71%	5.75%	c. 4.04%
Switzerland - Zurich	0.28%-	4.50%	c. 4.78%
Denmark - Copenhagen	0.6%	5.50%	c. 4.90%
UK - central cities	1.745%	4.82%	c. 3.075%

The surplus compensation compared with 10-year government bonds attributed to prime shopping center type properties, is in the region of 3% in Poland and the UK, and up to 4.9% in Denmark.

The surplus compensation as aforesaid, is not a function of the risk (country dependent) but a fixed compensation which constitutes a surplus yield compared with a financial investment in local government bonds.

[11]	Based on data from Colliers International – May 2015.
[12]	In Germany, we have taken into account the yield on central streets owing to the dominance of these streets compared with shopping centers.

The interest rate on 10-year type government bonds from the State of Israel for this appraisal’s determining date year is approximately 1.90%.

Therefore, in respect of the European comparison, the “prime yield” for shopping centers is in the region of 4.2% above the yield on Israeli Y10 bonds (like Sweden, Hungary and Spain).

In other words, from the international aspect, the yields on prime properties in Israel should reach a range of between 6.0% and 6.2%.

9.12.5	A review of the income producing real estate sector prepared by Standard & Poors, Ma’alot:

In December, 2015, Standard & Poors, Ma’alot, reviewed leading corporations active in the income producing real estate market. This review included an examination of macroeconomic indicators which included, inter alia, redemption rates, occupation rates, real increases in rent, etc.
This review concluded, in respect of the sector of corporations owning shopping centers, is as follows: “The leading ranked corporations continued to show stable operational results primarily thanks to the location of the properties. In leading shopping centers, we continued to see an increase in turnover and high occupancy rates. Nevertheless, the primary increase in the companies’ NOI derived from opening or acquiring new properties or an expansion of existing ones, while the real increase in rents was only moderate, if at all.

In those areas with no high level of competition, companies continue to invest in existing properties through extensions and renovations, inter alia, not only as a solution for demand, but also as a result of competition… Nevertheless, despite a slowdown in the growth rate in the Israeli economy and estimates of a surplus in the supply of commercial accommodation, it appears that the upswing in investment and construction of new shopping centers, continues.

We do not anticipate any change, in the short term, in the estimates of the business profiles of the ranked corporations, and also, should we see the start of a slight drop in private consumption and NOI, these are not expected to put any pressure on the rankings.

Companies with a property management ability, central locations and a strong branding, will continue to enjoy competitive advantages even in a more challenging environment, even though the main growth will come from new properties and expanding existing ones as well as a drop in the growth of NOI from identical properties.

9.12.6	Comparison transactions relating to capitalization rate in shopping centers in Israel and mixed uses

As indicated in our report, the number of transactions involving high quality shopping centers in Israel is very small.

Below are several examples that comply with this definition:

●	According to a review of yields from income producing properties during the first half of 2015 that was published by the State Appraiser's Office: the total average capitalization rate for office properties was 8% whereas for commercial properties it was 7.6% that reflects a drop of 0.2%. This drop points to a continuing stability in this sector.

Furthermore, “It was found that there was a significant correlation between the proximity of the property to the center of the country or to the center of a town and the yield obtained therefrom. Properties in central locations had a lower yield rate as compared with those in the periphery that had a higher rate. This connection derives apparently from the element of a higher risk in the periphery (in respect of such elements as: financial strength of tenants, occupancy rates, risk to owners from location quality changes, etc.”

●	On 31.12.2015, ISSTA Lines reported the acquisition of 70% [ownership in common] of a 7 upper floor building over 3 parking basement floors at 16 Hamasger Street in Tel Aviv. The price was NIS 85,430,000 which points to a full value of NIS 122,000,000. The building has 2 tenants on leases ending in 2017 and 2020. The anticipated NOI is NIS 8.8 million which reflects a yield of 7.2%.

●	On 20.12.2015, Vilar International Ltd., reported the acquisition of all the ownership rights to a shopping center at Ramat Hanassi in Haifa which is used for both commercial and office accommodation totaling about 8,538 sq.m. including about 3,000 sq.m. of car parking space. The purchase price was NIS 80 million. From information in our possession, subject to the full letting of this shopping center, the yield reflects a transaction at 7.2%.

●	On September 6, 2015, REIT 1 Ltd. reported the acquisition of office accommodation [ownership in common] on floors 17- 27 in Psagot House at 3 Rothschild Boulevard in Tel Aviv. This purchase completes the company’s share of the building of about 50% with this building being let to 25 tenants for various tenancy periods until 2024. The company paid a price of NIS 36,840,000. The NOI expected from the property reflects an annual return of about 7.3%.

●	G Israel Shopping Centers Ltd., at the beginning of January 2015, sold their holding of 51% in the G in the Emek Shopping Center to the Azrieli company at a price of NIS 171,700,000.

This price points to a value of NIS 350.4 million for the whole shopping center. The shopping center's NOI is NIS 23.8 million which points to the purchase being based on a yield of 7%.

REIT 1 Ltd. exploited its right of first refusal and took over Azrieli's position.

●	On December 31, 2014, REIT 1 Ltd. reported the acquisition of all the rights and obligations of the Blue Square Property Company in real estate that constitutes a two-floor building used as a logistics center with a total area of 20,000 sq.m. at a price of NIS 94.65 million.

Based on the current rent, and the expected rents on the remaining accommodation in the project, , this transaction represents an annual yield of about 8%.

●	On December 23, 2014, Sela Capital Properties Ltd. reported that they purchased the ownership and management rights to an office building (including a commercial portion) planned on 16 floors with an area of 14,600 sq.m. and 220 parking spaces at 2 Shoham Street, Ramat Gan at a price of NIS 211,180,000.

The property has an occupancy rate of 98% and is let to 12 tenants on main leases for 2-4 years at a total annual rent of NIS 16,350,000 and thus the acquisition was made based on a capitalization rate of approximately 7.75%.

●	According to a report (the last) dated December 4, 2014 from the Electra Company Ltd., a binding principles agreement was signed on December 3, 2014 regarding the sale of 25% of the company's rights and obligations in the Electra Investments Tower.

The price is a total of NIS 302,500,000 which reflects a yield of approximately 7.4%.

●	On September 1, 2014, the Matslawi Building Company Ltd. reported the sale of all its rights to Hamanifa House in Or Yehuda[13].

The building is a 5-floor office building over a commercial floor and two basement floors.

The price was a total of NIS 62,000,00014.

According to the company's annual report for the year 2013, which includes an appraisal that forms an addendum to this report, the transaction is based on a capitalization rate of 8%.

[13]	About 6,500 sq.m. of offices with a ground floor commercial area of more than 5,000 sq.m. and basement car parking.
[14]	This includes the building rights to an extent of no less than 450 sq.m.

●	On June 29, 2014, Sela Capital Real Estate Ltd. reported that they had acquired the ownership rights to land with a total area of 2,425 sq.m. which includes a fuel filling station with an area of about 1,180 sq.m. as well as a convenience shop and a 2-story structure used for offices and commerce with a built area of about 1,105 sq.m. with additional car parking spaces located in the Kiriat Arieh Industrial Zone in Petach Tikva.

The purchase price for the property was NIS 34,500,000.

The gas station is rented to Sonol Israel Ltd. on a tenancy agreement until March 2016 as well as 2 options to extend the lease for 5 years each.

The balance of the accommodation has been let to 6 different tenants for shorter periods of time at a total annual rent of NIS 2.8 million.

The capitalization rate upon which the acquisition was based is approximately 8.13%.

●	On December 12, 2013, The Matslawi Building Company Ltd. reported the sale of all its rights to a shopping center under construction as part of a residential and commercial project which is located to the south of and adjacent to the Kiriat Ono Shopping Center at Levi Eshkol Street, corner of Shalom Hamlet Street.

These rights were sold for NIS 20 million which reflects an average yield of 7.75%.

●	According to a report by the company, Industrial Buildings, on the website of the Securities Authority and from an advertisement in the Globes newspaper dated June 23, 2013, Industrial Buildings sold the Freescale building in Herzliya at a price of NIS 200 million.

This is a property located at Schenkar and Abba Eban Street in Herzliya that includes about 17,000 sq.m. of above ground accommodation over about 20,000 sq.m. of underground car parking basements.

The property includes two office buildings that have been let to Freescale Ltd. on a tenancy agreement expiring in 2018.

The purchaser is the Phoenix and Amcor.

The total annual rent stands at NIS 15 million and therefore the acquisition was made based on a capitalization rate of 7.5%.

●	On May 29, 2013, Melisron Ltd. reported that in light of the decision by the Supervisor for Restrictive Trade Practices in January 2011, the company is selling all of its rights in the Hadar Shopping Center in Jerusalem and the HaTsafon Shopping Center in Nahariya.

The scope of the proceeds is about NIS 266 million for the Hadar Shopping Center in Jerusalem and about NIS 175 million for the HaTsafon Shopping Center in Nahariya.

According to the company's report, the sale of these properties was made on the basis of a yield of 7.7%.

●	On May 13, 2013, Mega Or Holdings Ltd. reported the acquisition of long leasehold rights to an income producing shopping center in the Einav Center Industrial Zone in the town of Modi’in.

The shopping center includes a ground floor and basement amounting to a total of about 18,050 sq.m. of which about 11,000 sq.m. is for retail use and 335 parking spaces.

The acquisition is in partnership with Reit 1 Ltd.

The proceeds from this purchase total NIS 116 million.

The subject property has been fully let to 18 different tenants and the NOI reflects a yield of about 7.8%.

●	On April 21, 2013, Amot Ltd. reported its acquisition of all the capitalized long leasehold rights and the freehold of 3 office buildings in the Yehud Industrial Zone which serve as a development center for the HP Group.

The total area of the buildings for marketing is about 22,000 sq.m. over about 23,000 sq.m. of underground car parking (about 574 parking spaces).

Concomitant with the acquisition agreement, a lease was signed with the vendor which is a company belonging to the HP Group, for a period of 7 years with 2 option periods.

The calculated NOI is about NIS 18.5 million per annum.

In light of our familiarity with this transaction and knowing that on the acquisition date a quarter’s tenancy was added, the true basis for this transaction is a yield of 7.69%.

●	On February 13, 2013, Melisron Ltd. gave notice about the sale of the Raananim shopping center in Raanana and the Savyonim shopping center in Yehud.

The sale was based on the following data:

Shopping center	Sale price	NOI	Capitalization rate
Raananim Raanana	NIS 844,000,000	NIS 61,000,000	7.1%
Savyonim Yehud	NIS 178,000,000	NIS 16,000,000	8.98%
Total	NIS 1,022 million	NIS 77,000,000	7.5%

This was a “forced sale” which was undertaken with a time limit in light of the demand by the Supervisor for Restrictive Trade Practices following Melisron’s acquisition of British Israel.

●	According to prospectuses that were presented by the Azrieli Group to the capital market, it was found that the weighted capitalization rate for the Group’s income producing real estate operations (cap rate) including vacant accommodation is as follows:

Year	Weighted capitalization rate
2013	7.7%
2014	7.5%
2015	7.5%

In addition, the company advertised between 2014-2015, as part of prospectuses to the capital market, assessments of value for the following properties:

Shopping center	Built area in sq.m.	Value in NIS millions	The yield for 2015	Average value/sq.m. in NIS	The yield for 2014
Ayalon	33,000[15]	1,529	7.29%	46,333	7.5%
Azrieli Jerusalem	39,000	1,885	7.13%	48,333	7.20%
Azrieli Tel Aviv offices & hotel	149,500	2,795	7.5%	18,695[16]	7.54%
Azrieli shopping center	34,000	2,118	7.17%	62,294	7.0%

According to prospectuses from BIG Shopping Centers that was presented to the capital market, which included a report on the third quarter of 2014, 2015 and which was published on the Securities Authority's website, the following value and capitalization rate data was found:

Shopping centers	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
BIG Yokneam	7.26%	7.5%	17,150
BIG Beersheva	7.21%	7.35%	19,130
BIG Krayot	7.43%	7.80%	13,850
BIG Eilat	7.75%	7.6%	22,150

[15]	The area includes additional accommodation that was completed during this period in the shopping center. (In 2014, only 23,500 sq.m. were taken into account).
[16]	Most of the accommodation is offices.

●	According to a presentation by Hachsharat HaYishuv in Israel Ltd. that was presented to the capital market in January 2015, which was published on the Securities Authority's website, the valuations on the following properties were also provided:

Shopping center	Built area in sq.m.	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
Shivat HaKochavim, Herzliya	25,000	7.0%	7.35%	41,500
Kalka House	6,565[17]	6.8%	7.0%	8,450
Reut shopping center	6,000	7.7%	7.89%	10,830

●	According to a prospectus by Levinstein Properties Ltd. that was presented to the capital market, in 2014 which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.50%.

●	According to a prospectus by Melisron Ltd. that was presented to the capital market, which included a report on the fourth quarter of 2015 and which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.53%.

●	According to this company’s prospectus for the third quarter of 2014, it was found that the average capitalization rate was 7.67%.

[17]	Above ground

In addition, this prospectus gave details about the following shopping centers:

Shopping center	NOI in NIS millions for 2015[18]	Value in NIS millions	Capitalization rate for 2015	Capitalization rate for 2014	Capitalization rate for 2013
The Carrilon site - Kiriat Bialik	154	2,082	7.39%	7.65%	7.88%
The Ramat Aviv Shopping Center[19]	146	2,060	-	7.00%	7.40%
Offer Grand Shopping Center	99.5	1,388	7.17%	7.54%	-
The Big Ofer Shopping Center	87	1,283	6.78%	7.25%	-
Ofer Rehovot	82	1,173	7.00%	7.4%[20]	-
Park Ofer Petach Tikva[21]	89	1,249[22]	7.12%	7.2%	-

●	The financial statements of the company, Sela Capital Ltd. for the third quarter of 2014 explicitly states that the NOI average yield (in annual terms) on the value of the company's income producing properties is at the rate of about 7.47%.

[19]	In full.
[20]	Based on a 97% occupancy rate.
[21]	Formerly the Azorim Park - offices.
[22]	After deducting the value of the land reserves totaling NIS 67 million.

9.12.7	Summary and conclusions concerning the fair yield for prime properties and adjusting the capitalization rates for the assets of the Gazit Globe Israel Group

In examining the fair yields rates for prime properties, we have reached a conclusion that the yield rate for a prime property that enjoys a stable income, a well-founded portfolio of tenants, a high quality building and a superb location, is in the region of 6.4-6.6% subject to the global and local downturn in interest rates and with a trend for falling yields based on the real estate transactions that were made during 2015.

Below is our assessment of yield rates for this property:

Property	Prime yield rate for this property	Quality of tenants	Adjustments to prime yield required in respect of location quality	Addition required in respect of building quality	Total capitalization rate for the property
G2	6.6%	0.2%	0.2%	0.2%	7.2%

The capitalization rate for NOI from the property is 7.20%, similar to the transactions referred to above and adjusted for the subject property.

9.13	Cash flow and capitalization rate

Below is the cash flow to be capitalized:

In forecasting cash flow, we have taken into account the following data:

a.	The income from contracts signed during 2015 is approx. NIS 18,738,000. The profit from converting electricity is about NIS 630,000.
b.	The management activities are expected to stabilize at a level of profitability of NIS 500,000.

Below is the cash flow taken into account as part of the NOI for capitalization:

Year	2015	2016	2017
Rounded anticipated NOI	NIS 19,724,000	NIS 18,292,000	NIS 20,472,000

The capitalization rate for NOI is 7.20%.

The market value of the G2 Power Center is NIS 281,750,000.

Sensitivity analysis

We prepared a sensitivity analysis for the market value of the property as compared with changes in the capitalization rate, as follows:

Capitalization rate	7.5%	7.20%	6.85%
Property value	NIS 270,500,000	NIS 281,750,000	NIS 296,200,000

9.14	Examining the price receivable per income producing square meter

The market value of the property obtained per effective sq.m. for renting is approximately NIS 12,700 per sq.m.

10.	Appraisal

In light of all the above, our assessment of market value of the entire property on the open market, on the criterion of a transaction between a willing purchaser and a willing vendor, free of any debt, attachment, mortgage or any third party rights, as of December 31, 2015, is in the region of NIS 281,750,000.

Notes:

10.1	The value does not include Value Added Tax.
10.2	The value is correct as of December 31, 2015.
10.3	The property was assessed for the year 2014 by the undersigned at a value of NIS 275,800,000.
10.4	The matter of the frame of the building (the construction) was not checked by me.
10.5	This appraisal was prepared for the commissioner thereof and for their purposes only. It does not constitute a substitute for legal counsel nor should any reliance be made thereon for any other purpose. The use of this appraisal by any third party who is not the commissioner thereof is prohibited, and the writer of this appraisal shall not be responsible for any such reliance that may be made thereon.

I hereby declare that this appraisal was undertaken to the best of my professional understanding and knowledge and that I do not have any personal interest in the subject property.

Yours sincerely,

Yehuda Suesser

Lawyer and Real Estate Appraiser

January 18, 2016

Our ref.: 2664-041-015

For the attention of:

Gazit Globe Israel (Development) Ltd.

1 Derech HaShalom

Tel Aviv

Comprehensive appraisal of property rights as of December 31, 2015

Land for vacations and hotels

Block 40041 (temporary) Parcel 1 (part)

The Northern Coast, Eilat

1.	Purpose of report and disclosure of details

During December, 2015, Miss. Tali Simon, CFO of Gazit Globe Israel (development) ltd. (Gazit Globe Israel) approached us concerning submitting our professional opinion on the market value of the rights to the subject property known as G TWO Power Center (commercial strip) for purposes of including it in the company’s financial statements according to the instructions for International Financial Reporting Standards (IFRS) concerning property for investment, which is based on International Accounting Standard No. 40.

The Determining date for this appraisal: December 31, 2015.

The property was valued on the basis of market value according to what is defined in the international standards as follows:

The estimated price that may be achieved in respect of the property on the determining date for the appraisal between a willing vendor and a willing purchaser where both parties have full information relating to the property and where the transaction is undertaken in good faith without the influence of special agreement terms including a forced sale.

This appraisal was undertaken according to the Real Estate Appraisers Regulations (Professional Ethics), according to the Professional Rules of the Israel Real Estate Appraisers Bureau 1998 and based on the principles of Standard 17.1 of the Real Estate Appraisers Bureau and according to the International Valuation Standards (IVS) 2007 Edition and Standard IVA 1 (International Valuation Application 1).

No discount was made for expenses and realization taxes and this appraisal relates to values without Value Added Tax.

1.1	Disclosure of details

1.1.1	This professional opinion was commissioned as aforesaid by Gazit Globe Israel The company’s CFO informed us that the subject property is defined as a property for investment. I agree that this professional opinion may be included in the company’s financial statements and made public. I hereby indicate that I have not been convicted for any offense listed in Article 226(a) of the Companies Law 5759-1999 nor for any offense under the Securities Law, 5728- 1968.

Within the scope of this engagement for purposes of preparing a professional opinion, the commissioning company has provided a letter of indemnification.

The indemnification that was given, is in respect of any financial liability that was placed upon the appraiser in connection with the appraisal such as: any payment and/or fee and/or legal costs and/or expense of any kind whatsoever that may be ruled against the appraiser according to a final verdict whose proceedings were not delayed, less any sum paid to the appraiser by his insurers by power of any maximum relevant insurance policy .

This obligation shall not be limited as to time.

1.1.2	And these are the details of my professional education and experience - Yehuda Suesser

●	Law graduate from the Kiryat Ono Academic College.

●	Graduate for certificate studies from the Property Management and Appraisal Faculty affiliated with the Technion.

●	Licensed real estate appraiser, license No. 413 from the Ministry of Justice.

●	From 1992, I was involved with real estate appraisals as an apprentice, and from 1995 as a qualified real estate appraiser.

●	I am a partner in a real estate appraisal firm.

1.1.3	Conflict of interest & fees

I hereby declare that I do not have any interest in the property being appraised, that there is no relationship of dependency between myself and Gazit Globe Israel and that there is no dependency between the results of this professional opinion and the terms of the engagement between myself and the commissioner of this report, including my fees not being dependent upon the results of this appraisal.

1.2	Reliance on experts and consultants

This report was prepared without any reliance on other consultants or experts.

2.	Date of visiting the location

The location was visited by an apprentice with my firm, Mr. Boaz Toby on January 4, 2016.

3.	Property particulars

Block (temporary)	40041
Parcel (part)	1
Plot No. according to Town Plan
12/114/03/2	12
Land area	5,081 m²
Ownership rights	Capitalized leasehold from the Israel Land Authority.

4.	Documents and presentations received from the company

Below are details of the main documents, data and items received from the company:

●	Disclosure document.

●	Purchase agreement dated July 2, 2008.

●	Long leasehold agreement with the Israel Land Administration.

●	A document from the Eilat Coast Development Corporation Ltd. and a letter from the Ministry of Tourism dated August 13, 2013.

●	An Israel Land Authority letter dated March 1, 2016 concerning the recommendation of the Joint Committee for Special Hotels and Hostels giving a planning permit for an area of 2,500 sq.m.

●	Letter of indemnification

5.	Property and location description

5.1	Location description

The area surrounding the subject property constitutes the central portion of the HaShalom promenade of the northern coast of Eilat, adjacent to the western estuary of the lagoon and the bridge that links between the two banks of the lagoon. There are several commercial focii along the length of the present promenade which includes the commercial frontage of the Galei Eilat Hotel, the Pninat Eilat Hotel, the Bridge House Shopping Center, the Queen of Sheba Hotel and the western frontages of the Royal Beach Hotel, the Dan Hotel and the King Herod Hotel along the HaShalom promenade.

The location of the subject property constitutes the area in which are located the Caesar Hotel, the Leonardo Plaza Hotel, the Kahn shopping center as well as the Rimonim Hotel, the Moriah Hotel, the Holiday Inn Hotel and the Grand Plaza Hotel.

On the eastern bank of the lagoon are the Hilton Queen of Sheba Hotel, the Laguna Hotel and the King Solomon Hotel.

Below is a location map for the property:

5.2	Plot description

The subject plot constitutes Plot No. 12 according to Town Plan 45/114/03/2, with an area of approx. 5,081 m². This plot has 3 frontages in the shape of a truncated rectangle at its western corner. The plot is vacant and empty and is being temporarily used as a car park. The plot provides full environmental infrastructure.

The plot’s boundaries:

To the east:	A frontage facing the lagoon and the lagoon perimeter promenade, to the west of which is the Hilton Queen of Sheba Hotel.
To the south:	A frontage facing the HaShalom promenade, a promenade that has been constructed in parallel with the northern beach which today connects the HaShalom promenade and the Mool HaYam shopping center. To the west is the King Herod Hotel; to the east, when it will be completed, the promenade is planned up to the border with Jordan. To the west of the promenade is a 2-story large structure used for commercial purposes and a children’s game park.
South-west:	A frontage facing HaToren Street, beyond which is Bridge House, a 2-story building for such commercial uses as: a branch of Ophir Tours, restaurants, the Arkia Ltd. offices and the offices of the Eilat Coast Development Corporation.
To the west:	A strip of Public Open Space beyond which is an area of about 500 m² with commercial zoning and a public car parking site.
To the north:	The Caesar Hotel with 6-9 graduated floors.

Plot photographs:

The southeastern corner:

The northeastern corner:

The southwestern corner:

View of the lagoon and the Queen of Sheba Hotel:

View from the promenade

A plot drawing according to Town Plan 45/114/03/2:

6.	Town planning

6.1	Approved town plans:

According to all of the provisions of the relevant town plans that were received verbally from a visit to the Local Town Planning Committee, below are the town plans that apply to the subject parcel:

Town Plan	Official Gazette	Valid since
12/114/03/2	3554	23.5.1981
45/114/03/2	4371	16.1.1996

Zoning:	Hotels and Vacationing A.
Uses:	Multistory ‘compact’ hotel.
Building rights:	The maximum main accommodation area is 12,700 m² as follows:

Accommodation type	Main accommodation in m²	Service accommodation in m²	Total
Above	11,450	900	12,350
Below entrance level	1,250	2,300	3,550
Covered parking	0	4,000	4,000
Total	12,700	7,200	19,900

Maximum height: 30.5 m, 7 floors above the entrance floor.

No. of suites: 165.

Furthermore, the construction of a temporary awning will be permitted along the promenade that projects 2.5 m from the plot along the length of the promenade. According to the town plan’s provisions, a condition for a building permit is the approval by the Local Town Planning Committee and the demolition of a building that stands on this plot.

6.2	Ministry of Tourism directives

According to a publication dated December 14, 2006, by the Ministry of Tourism’s Director General for consolidating the Ministry of Tourism’s position on the subject of hostels and special hotel accommodation that may be constructed on land that is zoned for tourist use and/or hotels, is as follows:

Definitions

Hotel: A location that provides at least 11 guest units that supply or offer to supply for a price, overnight stay services and ancillary services thereto for purposes of overnight accommodation and holidaying, for a specific period of time, containing areas designated for supplying said services, apart from a location which is a guest village.

Ordinary hotel stays: A hotel in which all of the guest units and public areas and services therein are in the ownership of one entity and may not be sold.

Special hotel accommodation: A hotel which is defined within the provisions of the town plan that applies to an area in the lists of land uses and/or zonings as an aparthotel and/or holiday apartments and/or a hotel operating on the basis of timesharing or leaseback.

Hotel accommodation according to the leaseback method: A hotel whose units or rooms are in the private ownership of the purchasers of the units and which are let out, within the scope of a management agreement, to the management company of the hotel for a period of at least 9 months in the year in which said units shall be placed at the disposal of the general public within the scope of a hotel database. The owners of the units/rooms are entitled to use them for the balance of the time and up to 3 months in the year.

Hotel accommodation according to the timesharing method: A hotel which is administered by a management company in a method that allows a large number of holidaymakers to purchase use rights in each one of the guest units of the hotel for a specific period of time (usually a week) where this right may be registered with the Land Registry Office.

Applicability of this circular: In the provisions of any town plan that has been approved as valid up until August 31, 1996 [my emphasis, Y.S.] containing zonings or uses that are defined as the various types of hotel use, special hotel accommodation use shall be permitted as part of this zoning and it will be possible to sell up to 50% of the guest units, while at least 50% of the balance of the units shall remain in the ownership of the developers or the management company.

Conditions for approving special hotel accommodation

●	The hotel shall be constructed according to the physical standards for town planning and the Ministry of Tourism’s categorization of means of tourist accommodation.

●	It is an obligation to include public areas and services within the hotel according to the provisions of the physical standards. The scope of said public areas and service accommodation and their character shall be set according to the type of hotel accommodation.

●	The guest units in the hotel will be designed, furnished, equipped and maintained uniformly and under this generality are unified hotel furniture according to the type and standard of the hotel.

●	No separate electricity, water or gas meters may be installed in the guest units nor shall any separate contracts be signed between the purchasers and the Electric Corporation, the Water Company, and the gas supply company. Furthermore, no heating or cooling installations shall be installed in the apartments other than central systems for heating that may be operated and controlled in each unit as is customary in hotels.

Hotel management company

The sales agreement for units in the structure will be in addition to a hotel management agreement that shall settle the manner of operating the hotel by a hotel management company. Below are the conditions for recognizing a management company as a “hotel management company”.

●	An agreement shall be signed between the management company and the hotel owners which shall include the responsibility of the company in the following areas: operating the hotel, the general management of the hotel, current maintenance, preventative maintenance, compliance of the hotel with the requirements of the relevant authorities.

●	Placing the units within a hotel database, the duration of placing units in the hotel database is for not less than 9 months in the year, the method of independent use by the owner of the unit in that unit, the duration of said use, the manner of transferring receipts from the management company to the owners of the units out of the hotel management income.

●	The management company will be a limited liability corporation or partnership registered in Israel.

●	Rights companies shall be considered as complying with this requirement if they have a positive reputation for the management of hotels.

●	If the management company manages more than one hotel, the company’s director may not be employed in the actual management of any additional hotel.

●	A subsidiary of the management company shall be considered as complying with the aforesaid requirements provided that the names shall be identical between the shareholders and general directors of both the parent company and the subsidiary.

General

For purposes of ensuring the hotel management and use, and supervision over the fulfilling of the principals as stipulated in the Circular, the Ministry of Tourism will coordinate with the Local Town Planning Committee on the following matters:

●	Among the conditions for giving approval for occupying the structure (Form 4) the following conditions will be included:

●	Approval from the Ministry of Tourism for the sales agreements and management agreements signed with the units’ purchasers.

●	Completion of construction of all the units in the project.

●	After granting a Form 4, the Ministry of Tourism shall ascertain the hotel operation of the project by a hotel management company and under this generality is the presentation of a license to run a hotel.

●	Tourist accommodation ventures which shall include guest units that shall be defined as special tourist accommodation or special hotel accommodation, shall not be entitled to recognition as an Approved Enterprise and for assistance under the Encouragement of Capital Investment Law, 5719-1959.

6.3	The position of the Ministry of Tourism concerning special hotel accommodation on the subject plot

On August 13, 2013, a letter was issued by the Ministry of Tourism's legal counsel signed by advocate Sharon Meir and addressed to Eilat’s City Engineer1.

This letter includes the factual background regarding the subject tract of land, the meetings held and the claims raised by the parties, the special circumstances of the proposed project and the decision of the Ministry of Tourism on this matter with explanations.

According to the decision of the Ministry of Tourism, the Ministry permits the construction of a special hotel accommodation but subject to the developer starting construction of the project within 2 years from the date of the amendment by the Joint Planning Committee.

Approval for constructing the hotel accommodation on the subject plot will be canceled if the developer does not commence building the project within the specified timeframe.

On March 1, 2016, a letter was issued by the Israel Land Authority addressed to the Company containing notification that the Authority’s management had discussed, on February 17, 2016, the application for a change in the Joint Committee’s recommendation in defining the uses of the project from Ordinary Hotel Hostel to Special Hotel Hostel on the subject Plot 12 Town Plan 45/114/03/2 (in respect of which there is a long leasehold agreement).

The Committee decided to approve the above subject to receiving a renewed recommendation from the Ministry of Tourism and subject to the payment according to the Israel Land Authority’s procedures.

In addition, the Committee decided to approve granting the planning permit on an area of 2,500 sq.m. on part of Plots 4, 3, 6 in Town Plan 45/114/03/2 for a period of 3 years.

During the period of the permit, the Company must act to change the zoning of the plots for hotel purposes.

At the end of the planning, a development agreement will be signed regarding this area of 2,500 sq.m.

Should the developer not comply with the terms of the development agreement, then the area will be returned to the Israel Land Authority.

During the period of the planning permit, no transfer of rights will be allowed until the realization of the entire building.

[1]	This letter includes copies to adv. Oved Kidmi, the Ministry of Tourism's legal counsel; Eran Nitan, senior VP for Development and Infrastructure; Carmit Pintz, director of the Town Planning Department; adv. Carmit Bar-on, a representative of the developers; and adv. Ron Tsin, legal counsel for the Eilat Local Planning Committee.

6.4	A hearing of the objections to the application for a planning leniency in File 644-0000 application 20140242 dated March 22, 2015.

According to the minutes of the Local Town Planning Committee on the matter of the decision of the Sub-Committee at its meeting No. 2015003 on February 24, 2015, below is the subject application and the decision:

A planning leniency has been requested for the subject property for transferring main above ground accommodation to the level below ground amounting to 2,120 sq.m.

It is possible to construct a total of 11,450 sq.m. main accommodation and it is requested that its construction above ground level will be about 9,330 sq.m. and the balance of the main accommodation amounting to 2,120 sq.m. will be constructed below ground level.

Therefore, the following was indicated, inter alia:

●	The Ministry of Tourism does not have any objection to putting up this project for discussion with the Licensing Authority.

●	It should be mentioned that the decision of the Licensing Authority when the permit will be granted (should this be granted), will be given for 3 years.

The Sub-Committee’s decision

●	The Committee decided to reject the objection on the grounds that the area requested will be for hotel use.

●	The Committee decided unanimously to approve the application for the above planning leniency.

7.	Legal status

The subject property constitutes part of Parcel 1 in Block 40041.

We were not able to obtain the Land Registry extract owing to the fact that the parcelation has not yet been registered. The subject parcel is a parcel with a large area that includes many owners of rights. Below are details of the long lease and the approval of rights dated July 20, 2011, as follows:

7.1	Long lease

According to the capitalized lease dated August 8, 2010, between the Israel Lands Authority (hereinafter: the “head lessor”) and G. Israel Commercial Centers Ltd. (The “leaseholder/developer”) and which cancels the previously signed head lease between Neot Oasis Hotels Ltd. and the Israel Lands Authority as follows:

The premises:	Temporary Block 40041, Parcel 1 (part), Plot No. 12 according to Detailed Town Plan 45/114/03/2, with an area of approx. 5,081 m².

Duration of lease:	49 years from January 25, 2000 (the date of approving the transaction) and terminating on January 24, 2049 with an additional period of 49 additional years starting from the termination of the lease period.

Purpose of lease:	Hotel use and vacationing.

Construction capacity:	Building rights according to Town Plan 45/114/03/2 are as follows:

12,700 m² main accommodation[2] & 3,200 m² service commendation & 4,000 m² covered parking.

[2]	Out of the main accommodation, 1,250 m² may be constructed for commercial accommodation.

Zoning:	Hotels, guest accommodation and vacationing[3].

Land Betterment Levy:	The developers hereby undertake to pay the Land Betterment Levy to the local authority in respect of any increase in the value of the plot owing to the approval of the town plan without a right to demand a refund/participation from the head lessor in respect of said Land Betterment Levy.

Development costs:	The developer undertakes to pay all of the development costs (expenses and/or levies and/or fees of any kind whatsoever in respect of developing infrastructure services and/or main infrastructure and/or any other infrastructure which constitutes a condition for splitting the plot for construction thereon, including extending access roads to the plot, channeling, paving roads and sidewalks, lighting, water, sewage, etc.), whether these apply to the plot or in respect thereof or in respect of the use thereon at the date of signing this contract or prior thereto or after the date of signing this contract or whether they were paid by the head lessor prior to the date of signing this contract.

Zoning change:	The developers are aware that the zoning of the plot is for ordinary hotel use only. In the event of constructing an aparthotel/suites or any change in the zoning and in the exploitation that may be approved, they will be charged with the additional difference in land value according to the revised assessment of the State Appraiser and the payment of development costs to the Development Corporation.

[3]	According to the currently valid town plan, the zoning is for Hotel and Vacation Use A.

7.2	Approval of rights

According to the approval of rights that was issued by the Israel Lands Authority dated July 20, 2011, the rights appertaining to Parcel 1 in Blocked 40041, Plot No. 12 according to Town Plan 45/114/03/2 with an area of approximately 5,081 m², are registered in whole in the name of G. Israel Commercial Centers Ltd.

The rights owners have a capitalized long lease in respect of the subject property that is valid until January 24, 2049. As of the date of the approval, there are no records of notices or transactions (obligations to record a mortgage, liens, injunctions, consent to pledge rights, etc.) in respect of the subject property and as are updated in the property file with the Israel Lands Authority (not including attachments that were not recorded with the Israel Land Authority or should the Israel Land Authority not be aware about them).

As of the date of the approval, no application has been submitted to the Israel Lands Authority for a transfer of rights concerning the subject property.

7.3	Sale agreement

On July 2, 2008, an agreement was signed between Neot Oasis Hotels Ltd. through advocate Yaron Elchanani in his capacity as receiver (the “vendor”) and G. L. E. Rothschild Center Ltd.4 (the “purchaser”).

The main points of the agreement are as follows:

■	The premises involves a plot with an area of about 5,081 m² located in the northern tourist zone of Eilat and known as Block 40041, part of Parcel 1, Plot No. 12 according to Town Plan 45/114/03/2.

■	The purchaser declares and confirms: that they are aware that the development period under the long lease has expired. That according to the summary discussion with the Israel Lands Authority, the purchaser of the property shall be granted an extension of the development period for 3 years from the date of acquisition subject to the submission of a planning program for the project to the Ministry of Tourism within 9 months from the date of the purchase. That according to the letter from the Ministry of Tourism dated September 6, 2007 (Appendix C/4), the extension of the development period is subject, inter alia, to the approval of the Ministry of Tourism regarding the identity of the purchaser. Because it is probable that the Israel Lands Authority will demand the deposit of guarantees, money or securities of some kind as a condition for extending the development period, the purchaser undertakes to deposit same and/or fulfill same within 14 days from the date of being demanded to so do by the receiver.

[4]	According to the new name - G. Israel Commercial Center Ltd.

■	The consideration:

In exchange for the premises being sold, the purchaser undertakes to pay the total of NIS 48,100,000 (forty eight million one hundred thousand shekels) with the addition of Value Added Tax as required by law should it apply. At the time of signing the agreement, the purchaser shall deposit with the receiver a bank guarantee to a sum equivalent to 10% of the consideration. Said guarantee shall be redeemed by the receiver immediately upon approval of the sales agreement by the courts. 20% in addition shall be paid within 7 days of the date of the court’s approval of the sale agreement. The balance, amounting to 70%, shall be paid no later than 30 days after the court’s approval of the agreement.

■	Delivery of possession: Upon completion of payment of the consideration.

■	Taxes & payments:

Purchase tax and rights registration costs into the name of the purchaser shall be borne by the purchaser and shall be paid by him. All of the taxes, fees, levies and other obligatory payments of any kind whatsoever that apply to the premises up until the date of delivery of possession shall be borne by the vendor. Land Betterment Levy, fees and development levies that apply up until the date of signing the agreement shall be borne by the vendor.

■	Court approval:

The validity of the agreement and the vendor’s obligations thereunder are dependent upon receiving approval from the courts within the scope of Bankruptcy File 1241/04.

7.4	Court approval

According to the ruling of Judge Dannia Karat dated July 6, 2008, the court instructs the Israel Lands Authority to register the rights in this property in the name of G. Israel.

7.5	The Eilat Coast Development Corporation letter

According to a letter from the Eilat Coast Development Corporation dated May 27, 2007, it appears that the Neot Oasis Corporation settled all of their debt relating to Plot No. 12 in Detailed Town Plan 45/114/03/2, namely 5,081 m² of land and 15,500 m² built (main accommodation and service accommodation combined, without car parking).

In addition to these areas, there are building rights for covered car parking totaling 4,000 m² built. The company does not owe any key money for the covered car parking areas provided that the zoning of the areas will be maintained for covered parking.

Any change in the zoning of these areas will require the payment of additional key money accordingly.

7.6	The Director General of the Ministry of Tourism

According to a letter from the Director General of the Ministry of Tourism, Mr. Noaz Bar-Nir, dated August 11, 2011, he gave his recommendation for the transfer of rights to Plot No. 12 according to Town Plan 45/114/03/2 and the granting of a permit for planning an additional area of about 2,500 m² adjacent to Plot No. 12 (according to the summary discussion by the Israel Lands Authority Southern Region dated April 8, 2010) to the company, G. Israel Commercial Centers Ltd. for purposes of constructing a 170 room A Standard hotel in Eilat.

7.7	Permit agreement for planning

On May 12, 2013, a permit agreement for planning was arranged between the Israel Land Administration and J Israel Shopping Centers concerning part of Parcel 1 in Temporary Blocks 40181, 40177 according to Town Plan 45/114/03/2.

The purpose of this permit is: permission to plan an area for hotel use.

This permit for planning is valid for 3 years starting from September 21, 2011 and terminating on September 20, 2014.

According to the decision of the Joint Committee on February 17, 2016, the Company was given a permit to plan an area of 2,500 sq.m. for a period of 3 years.

In addition to the permit for planning agreement, the following special conditions will apply:

●	The licensee is aware that there are long leasehold rights in the center of the land belonging to Ravivo and Maman, that have exceeded their leasehold boundaries and that this transaction does not apply to these leasehold areas.

●	The licensee has undertaken not to make any claims regarding the above irregularities/evacuations or any financial demands in respect of the above.

●	During the permit period, the developer is permitted to undertake excavation and shoring works according to an excavation permit that will be received from the municipality which is for purposes of constructing the entire hotel on the two plots.

●	The excavation drawings will be approved by the Israel Land Administration and the Development Corporation prior to submitting them to the municipality for obtaining a permit.

●	The excavation drawings will be approved by the Israel Land Administration subject to submitting an autonomous bank guarantee that has been attached as collateral for the payment of the capitalized rent as shall be set by the Government Appraiser after the overall detailed planning will be approved.

●	The licensee undertakes that the detailed planning will be coordinated with the Corporation for the Development of the Eilat Coastline Ltd. and the Israel Land Administration who will ensure that the car parking areas and the public areas will be coordinated with environmental requirements including the need for public car parking according to the criteria as shall be set by the Eilat Municipality.

8.	Valuation factors, considerations and principles

8.1	The location of the property to the central part of the Eilat northern coast promenade close to the western estuary point of the lagoon and the bridge between the lagoons.

8.2	This is the location where most of the prestigious hotels in Eilat are situated where close thereto are the Caesar and Leonardo Plaza hotels, the Kahn shopping center as well as the hotels Rimonim, Moriah, Holiday Inn and Grand Plaza.

8.3	The rights to the property are a long lease from the Israel Lands Authority that terminates in 2049 with an option for 49 additional years. The present value of the cost of renewing the lease is small and therefore was not taken into account.

8.4	The development fees to the Eilat Development Corporation have already been paid in full by the vendors of the property.

8.5	There do not seem to be any significant risks beyond the present market risks for the hotel industry. Despite the large quantity of commercial accommodation within the vicinity of the subject property, there is steady demand for commercial accommodation in the vicinity and the significant potential of the subject property is intrinsic to the commercial accommodation which constitutes part of the permitted construction areas.
It must be stated that during 2013, the market stalls that had been placed over many years along the promenade – close to the subject land - were evacuated. It is probable that this evacuation will create a larger localized demand for commercial accommodation around the subject promenade.

8.6	Further to the meeting of the Israel Land Authority’s Joint Committee, a Special Hotel Hostel zoning was last recommended on the subject site which is subject to receiving a new recommendation from the Ministry of Tourism.
The Company shall act immediately to obtain the recommendation of the Ministry of Tourism and at the same time make a design for hotel use on the tract of land amounting to 2,500 sq.m.

8.7	Valuation approach

There are three customary appraisal approaches for purposes of assessing the value of real estate:

8.7.1	The comparison approach

The comparison approach is the best and preferred approach for assessing real estate property. According to this approach, the value of a property is assessed based on the comparison data for similar properties in the vicinity while making the necessary adjustments.

8.7.2	The income capitalization approach

The income capitalization approach is based on a definition of value according to which “value is the present value of future benefits”. In this approach, the value of the property is expressed by the cash flows that the property produces or is likely to produce during its economic life span. The capitalization rate depends on the management element, the level of risk and uncertainty concerning the receipt of the expected cash flows, etc.

8.7.3	The cost approach

The cost approach expresses the value of the property as the total value of its constituent elements. The value of a property using this approach includes the value of the land with the additional cost of constructing the property while taking into account physical and town planning depreciation and with the addition of developer’s profit.

8.8	The relevant approach

As the subject property is a tract of vacant land, the suitable approach is the comparison approach while using adjustment coefficients between properties.

In addition, because as there is not a great number of transactions involving real estate zoned for hotel and commercial use, we have used tenancy data from similar and completed accommodation and we have interpolated the construction costs and suitable developer’s profit in order to obtain a value per m² with commercial use rights.

8.9	Comparison transactions concerning the capitalization rate for shopping centers in Israel and mixed uses

Below are several transactions involving shopping centers and mixed uses in various locations of Israel as detailed below:

As we have indicated in our report, the number of transactions of high quality shopping centers in Israel is very small.

Below are several examples that answer to this definition:

●	According to a review of yields from income producing properties during the first half of 2015 that was published by the State Appraiser's Office: the total average capitalization rate for office properties was 8% whereas for commercial properties it was 7.6% that reflects a drop of 0.2%. This drop points to a continuing stability in this sector.

Furthermore, “It was found that there was a significant correlation between the proximity of the property to the center of the country or to the center of a town and the yield obtained therefrom. Properties in central locations had a lower yield rate as compared with those in the periphery that had a higher rate. This connection derives apparently from the element of a higher risk in the periphery (in respect of such elements as: financial strength of tenants, occupancy rates, risk to owners from location quality changes, etc.”

●	On 31.12.2015, ISSTA Lines reported the acquisition of 70% [ownership in common] of a 7 upper floor building over 3 parking basement floors at 16 Hamasger Street in Tel Aviv. The price was NIS 85,430,000 which points to a full value of NIS 122,000,000. The building has 2 tenants on leases ending in 2017 and 2020. The anticipated NOI is NIS 8.8 million which reflects a yield of 7.2%.

●	On 20.12.2015, Vilar International Ltd., reported the acquisition of all the ownership rights to a shopping center at Ramat Hanassi in Haifa which is used for both commercial and office accommodation totaling about 8,538 sq.m. including about 3,000 sq.m. of car parking space. The purchase price was NIS 80 million. From information in our possession, subject to the full letting of this shopping center, the yield reflects a transaction at 7.2%.

●	On September 6, 2015, REIT 1 Ltd. reported the acquisition of office accommodation [ownership in common] on floors 17- 27 in Psagot House at 3 Rothschild Boulevard in Tel Aviv. This purchase completes the company’s share of the building of about 50% with this building being let to 25 tenants for various tenancy periods until 2024. The company paid a price of NIS 36,840,000. The NOI expected from the property reflects an annual return of about 7.3%.

●	G Israel Shopping Centers Ltd., at the beginning of January 2015, sold their holding of 51% in the G in the Emek Shopping Center to the Azrieli company at a price of NIS 171,700,000.

This price points to a value of NIS 350.4 million for the whole shopping center. The shopping center's NOI is NIS 23.8 million which points to the purchase being based on a yield of 7%.

REIT 1 Ltd. exploited its right of first refusal and took over Azrieli's position.

●	On December 31, 2014, REIT 1 Ltd. reported the acquisition of all the rights and obligations of the Blue Square Property Company in real estate that constitutes a two-floor building used as a logistics center with a total area of 20,000 sq.m. at a price of NIS 94.65 million.
Based on the current rent, and the expected rents on the remaining accommodation in the project, , this transaction represents an annual yield of about 8%.

●	On December 23, 2014, Sela Capital Properties Ltd. reported that they purchased the ownership and management rights to an office building (including a commercial portion) planned on 16 floors with an area of 14,600 sq.m. and 220 parking spaces at 2 Shoham Street, Ramat Gan at a price of NIS 211,180,000.

The property has an occupancy rate of 98% and is let to 12 tenants on main leases for 2-4 years at a total annual rent of NIS 16,350,000 and thus the acquisition was made based on a capitalization rate of approximately 7.75%.

●	According to a report (the last) dated December 4, 2014 from the Electra Company Ltd., a binding principles agreement was signed on December 3, 2014 regarding the sale of 25% of the company's rights and obligations in the Electra Investments Tower.

The price is a total of NIS 302,500,000 which reflects a yield of approximately 7.4%.

●	On September 1, 2014, the Matslawi Building Company Ltd. reported the sale of all its rights to Hamanifa House in Or Yehuda[5].

The building is a 5-floor office building over a commercial floor and two basement floors.

The price was a total of NIS 62,000,0006.

According to the company's annual report for the year 2013, which includes an appraisal that forms an addendum to this report, the transaction is based on a capitalization rate of 8%.

●	On June 29, 2014, Sela Capital Real Estate Ltd. reported that they had acquired the ownership rights to land with a total area of 2,425 sq.m. which includes a fuel filling station with an area of about 1,180 sq.m. as well as a convenience shop and a 2-story structure used for offices and commerce with a built area of about 1,105 sq.m. with additional car parking spaces located in the Kiriat Arieh Industrial Zone in Petach Tikva.

The purchase price for the property was NIS 34,500,000.

The gas station is rented to Sonol Israel Ltd. on a tenancy agreement until March 2016 as well as 2 options to extend the lease for 5 years each.

The balance of the accommodation has been let to 6 different tenants for shorter periods of time at a total annual rent of NIS 2.8 million.

The capitalization rate upon which the acquisition was based is approximately 8.13%.

[5]	About 6,500 sq.m. of offices with a ground floor commercial area of more than 5,000 sq.m. and basement car parking.
[6]	This includes the building rights to an extent of no less than 450 sq.m.

●	On December 12, 2013, The Matslawi Building Company Ltd. reported the sale of all its rights to a shopping center under construction as part of a residential and commercial project which is located to the south of and adjacent to the Kiriat Ono Shopping Center at Levi Eshkol Street, corner of Shalom Hamlet Street.

These rights were sold for NIS 20 million which reflects an average yield of 7.75%.

●	According to a report by the company, Industrial Buildings, on the website of the Securities Authority and from an advertisement in the Globes newspaper dated June 23, 2013, Industrial Buildings sold the Freescale building in Herzliya at a price of NIS 200 million.

This is a property located at Schenkar and Abba Eban Street in Herzliya that includes about 17,000 sq.m. of above ground accommodation over about 20,000 sq.m. of underground car parking basements.

The property includes two office buildings that have been let to Freescale Ltd. on a tenancy agreement expiring in 2018.

The purchaser is the Phoenix and Amcor.

The total annual rent stands at NIS 15 million and therefore the acquisition was made based on a capitalization rate of 7.5%.

●	On May 29, 2013, Melisron Ltd. reported that in light of the decision by the Supervisor for Restrictive Trade Practices in January 2011, the company is selling all of its rights in the Hadar Shopping Center in Jerusalem and the HaTsafon Shopping Center in Nahariya.

The scope of the proceeds is about NIS 266 million for the Hadar Shopping Center in Jerusalem and about NIS 175 million for the HaTsafon Shopping Center in Nahariya.

According to the company's report, the sale of these properties was made on the basis of a yield of 7.7%.

●	On May 13, 2013, Mega Or Holdings Ltd. reported the acquisition of long leasehold rights to an income producing shopping center in the Einav Center Industrial Zone in the town of Modi’in.

The shopping center includes a ground floor and basement amounting to a total of about 18,050 sq.m. of which about 11,000 sq.m. is for retail use and 335 parking spaces.

The acquisition is in partnership with Reit 1 Ltd.

The proceeds from this purchase total NIS 116 million.

The subject property has been fully let to 18 different tenants and the NOI reflects a yield of about 7.8%.

●	On April 21, 2013, Amot Ltd. reported its acquisition of all the capitalized long leasehold rights and the freehold of 3 office buildings in the Yehud Industrial Zone which serve as a development center for the HP Group.

The total area of the buildings for marketing is about 22,000 sq.m. over about 23,000 sq.m. of underground car parking (about 574 parking spaces).

Concomitant with the acquisition agreement, a lease was signed with the vendor which is a company belonging to the HP Group, for a period of 7 years with 2 option periods.

The calculated NOI is about NIS 18.5 million per annum.

In light of our familiarity with this transaction and knowing that on the acquisition date a quarter’s tenancy was added, the true basis for this transaction is a yield of 7.69%.

●	On February 13, 2013, Melisron Ltd. gave notice about the sale of the Raananim shopping center in Raanana and the Savyonim shopping center in Yehud.

The sale was based on the following data:

Shopping center	Sale price	NOI	Capitalization rate
Raananim Raanana	NIS 844,000,000	NIS 61,000,000	7.1%
Savyonim Yehud	NIS 178,000,000	NIS 16,000,000	8.98%
Total	NIS 1,022 million	NIS 77,000,000	7.5%

This was a “forced sale” which was undertaken with a time limit in light of the demand by the Supervisor for Restrictive Trade Practices following Melisron’s acquisition of British Israel.

●	According to prospectuses that were presented by the Azrieli Group to the capital market, it was found that the weighted capitalization rate for the Group’s income producing real estate operations (cap rate) including vacant accommodation is as follows:

Year	Weighted capitalization rate
2013	7.7%
2014	7.5%
2015	7.5%

In addition, the company advertised between 2014-2015, as part of prospectuses to the capital market, assessments of value for the following properties:

Shopping center	Built area in sq.m.	Value in NIS millions	The yield for 2015	Average value/sq.m. in NIS	The yield for 2014
Ayalon	33,000[7]	1,529	7.29%	46,333	7.5%
Azrieli Jerusalem	39,000	1,885	7.13%	48,333	7.20%
Azrieli Tel Aviv offices & hotel	149,500	2,795	7.5%	18,695[8]	7.54%
Azrieli shopping center	34,000	2,118	7.17%	62,294	7.0%

According to prospectuses from BIG Shopping Centers that was presented to the capital market, which included a report on the third quarter of 2014, 2015 and which was published on the Securities Authority's website, the following value and capitalization rate data was found:

Shopping centers	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
BIG Yokneam	7.26%	7.5%	17,150
BIG Beersheva	7.21%	7.35%	19,130
BIG Krayot	7.43%	7.80%	13,850
BIG Eilat	7.75%	7.6%	22,150

[7]	The area includes additional accommodation that was completed during this period in the shopping center. (In 2014, only 23,500 sq.m. were taken into account).
[8]	Most of the accommodation is offices.

●	According to a presentation by Hachsharat HaYishuv in Israel Ltd. that was presented to the capital market in January 2015, which was published on the Securities Authority's website, the valuations on the following properties were also provided:

Shopping center	Built area in sq.m.	Yield for 2015	Yield for 2014	Average value/sq.m. in NIS
Shivat HaKochavim, Herzliya	25,000	7.0%	7.35%	41,500
Kalka House	6,565[9]	6.8%	7.0%	8,450
Reut shopping center	6,000	7.7%	7.89%	10,830

●	According to a prospectus by Levinstein Properties Ltd. that was presented to the capital market, in 2014 which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.50%.

●	According to a prospectus by Melisron Ltd. that was presented to the capital market, which included a report on the fourth quarter of 2015 and which was published on the Securities Authority's website, it was found that the weighted capitalization rate derived from income producing properties is at the rate of 7.53%.

●	According to this company’s prospectus for the third quarter of 2014, it was found that the average capitalization rate was 7.67%.

In addition, this prospectus gave details about the following shopping centers:

Shopping center	NOI in NIS millions for 2015[10]	Value in NIS millions	Capitalization rate for 2015	Capitalization rate for 2014	Capitalization rate for 2013
The Carrilon site - Kiriat Bialik	154	2,082	7.39%	7.65%	7.88%
The Ramat Aviv Shopping Center[11]	146	2,060	-	7.00%	7.40%
Offer Grand Shopping Center	99.5	1,388	7.17%	7.54%	-
The Big Ofer Shopping Center	87	1,283	6.78%	7.25%	-
Ofer Rehovot	82	1,173	7.00%	7.4%[12]	-
Park Ofer Petach Tikva[13]	89	1,249[14]	7.12%	7.2%	-

●	The financial statements of the company, Sela Capital Ltd. for the third quarter of 2014 explicitly states that the NOI average yield (in annual terms) on the value of the company's income producing properties is at the rate of about 7.47%.

In light of the above, it seems reasonable to base the appraisal calculation for the subject commercial accommodation using a capitalization rate of 8%.

[11]	In full.
[12]	Based on a 97% occupancy rate.
[13]	Formerly the Azorim Park - offices.
[14]	After deducting the value of the land reserves totaling NIS 67 million.

8.10	Comparison transactions

Below are comparison transactions that were taken into account in assessing the value of the subject property while making the necessary adjustments required by the comparison process.

8.10.1	Land zoned for hotel use

Over recent years, one tract of land has been marketed by the Israel Land Authority with hotel use zoning as follows:

On July 27, 2011, land for hotel use was marketed at Yafeh Nof Street in French Carmel in Haifa according to the following details:

Land area in m²	Main accommodation for construction in m²	Total price in NIS including development infrastructure	Price/m² of land built for hotel use in NIS
5,723	8,000	26,444,000	3,300

From reports to the Tax Authorities, on September 22, 2014 Parcel No. 27 in Block 40002 which is Plot No. 271 according to Town Plan 17/110/03/2, zoned for hotel use, was bought for NIS 11,400,000.

This parcel is located on Chativat HaNegev Street in Eilat to the west of the local airport.

The location of this plot is not in a particularly sought after area for hotel use in Eilat and the value of plots in the vicinity are significantly less than similar plots in the more attractive locations.

8.10.2	Commercial accommodation

Below is a list of data for commercial accommodation in the subject vicinity:

Property	Area & price/monthly rent	Comments
Rimonim Hotel commercial frontage	1,428 m² commercial	A better location than the subject property.
Frontage to the HaShalom promenade	NIS 465/m² average[15]	The subject of the appraisal.
The Ice Park in Eilat let small areas (c. 40-80 m²)	NIS 400/m² of commercial accommodation.	A premium of 10% upon exercising the option.
Israel Lands Authority tender for a building on the northern coast	177 m² land. 68 m² main construction. NIS 1,560,000 NIS 23,000/m² main built	The lease is for 5 years only! (This includes a guarantee for NIS 200,000 to secure evacuation after lease expiry).
The Queen of Sheba shopping mall	3,600 m² at full occupation. NIS 150-650 - with an average price of about NIS 350/m².	Located adjacent and to the east; most of the accommodation does not provide a full frontage to the promenade.
The Mall-HaYam shopping Center	NIS 850/m² for small areas of up to 90 m² with an average of about NIS 600/m².

8.10.3	Acquisition of the property in a process of pricing through auction on July 7, 2008

Within the scope of the pricing by auction process conducted on July 2, 2008 within the scope of a receiver for the owners that was undertaken as part of the decision by the Tel Aviv District Court Judge D. Karat-Meir, the subject tract of land was purchased by G.L.E. Rothschild Center Ltd. at a price of NIS 48,100,000.

The purchaser was approved by Judge D. Karat-Meir in her decision dated August 10, 2008.

9.	Appraisal calculation

9.1	Value using the comparison approach

●	It is reasonable to assess the land value per m² for 1 m² of main built accommodation for hotel use in Haifa at about NIS 2,750[16].

●	The land value per m² of main built accommodation for commercial use is based on the following assumptions:

●	A capitalization rate of 8% as detailed in section 8.8 of this report.

●	Customary developer’s profit ranges between 15-20% and owing to a requirement for conservatism when deriving land values, we have decided to base our appraisal on a developer’s profit of 20%.

●	The cost of constructing the commercial accommodation that was taken into account is on the high side and on the assumption that the building that will be constructed will have a high standard of specification and finish.

Average rent	17 NIS200
Value/m² commercial accommodation capitalized at 8%	NIS 30,000
Less developer’s profit 0.8	NIS 24,000
Less expected construction costs	NIS9,000
Total value as available	NIS 15,000

9.2	Calculation

Zoning/use	Main accommodation in m²	Value/m² built land in NIS	Total value
Hotels	11,450[18]	2,750	31,500,000[19]
Commercial	1,250	15,000	18,750,000
Total	12,700	3,950 average	50,250,000

[16]	The discount at the rate of 20% in respect of the unique location and an absence of hotel areas in the vicinity compared with the subject of this appraisal.
[17]	The average rent is on the low side compared with uptodate tenancy data for similar accommodation in the company’s shopping centers.
[18]	Equivalent in value to about NIS 285 hotel rooms.
[19]	Equivalent in value to about NIS 110,000 land value per hotel room.

10.	Appraisal

In light of the data stipulated in this report above and based on relevant comparison value data while making the necessary adjustments suitable for the subject of this appraisal, the fair value of the rights to this property is approximately NIS 50,000,000.

Notes:

10.1	The value does not include Value Added Tax.
10.2	The property was valued between 2008-2014[20] as follows:

Determining date	Value in NIS
31.12.2008	50,000,000
31.12.2009	50,000,000
31.12.2010	50,080,000
31.12.2011	50,000,000
31.12.2012	50,000,000
31.12.2013	50,000,000
31.12.2014	50,000,000

10.3	The matter of the frame of the building (the construction) was not checked by me.
10.4	This appraisal was prepared for the commissioner thereof and for their purposes only. It does not constitute a substitute for legal counsel nor should any reliance be made thereon for any other purpose. The use of this appraisal by any third party who is not the commissioner thereof is prohibited, and the writer of this appraisal shall not be responsible for any such reliance that may be made thereon.

[20]	Since 2011, the appraisal has been prepared by the undersigned.

I hereby declare that this appraisal was undertaken to the best of my professional understanding and knowledge and that I do not have any personal interest in the subject property.

Yours sincerely,

Yehuda Suesser

Lawyer and Real Estate Appraiser